08048986

SEC Mail
Mail Processing
Section

APR 24 2008

Washington, DC
106

Strong and Focused

2007 Annual Report

Letter to Stockholders
Proxy Statement
10-K

PROCESSED

MAY 06 2008

THOMSON REUTERS

AllianceData.

www.AllianceData.com

To Our Stockholders:

When I look back at 2007 two words come to mind— strong and focused. While there was significant public attention paid to the proposed merger announced last year, by remaining focused on helping our clients become more successful, we remained committed to our mission and had another tremendous year. I am deeply grateful for the commitment and continued support that our stockholders, our board members, our clients and our associates have given to Alliance Data over the last year.

Our Competitive Advantage

Alliance Data's competitive advantage continues to be our powerful and unique business model—transaction-based marketing and loyalty solutions. We understand that past behavior is the best predictor of future actions. We capture, analyze and use existing transaction-based consumer data to gain this insight and formulate strategies for our clients that deliver measurable results. As the shift from traditional marketing vehicles to ROI-based marketing and loyalty programs continues, our business model has taken clear advantage of this change.

Our relentless focus on our business model drives exceptional and sustainable financial performance. Our model is recession resilient—and despite the challenging macro-economic environment—has delivered double-digit organic growth year after year. We have successfully capitalized on vertical segments characterized by high frequency, everyday spend. These segments provide the ample, critical transaction-rich data that continue to make our marketing and loyalty solutions robust and successful.

In February of last year we completed the strategic acquisition of Abacus, enhancing our marketing services offering at Epsilon. We now offer the most comprehensive database marketing services in North America, and have begun expanding our global reach.

Clients and the marketplace see our model as a competitive advantage, as exemplified by our success in gaining new and renewing existing client relationships. We added 12 new clients in 2007 such as Helzberg Diamonds, Charter Communications, Tesco, Gardner-White and Orchard Supply Hardware. We expanded relationships with several of our key clients, including launching new co-branded credit card programs for Redcats USA's catalog brands and launching a private label credit card program for Williams-Sonoma's West Elm brand. In our Canadian AIR MILES® Reward Program, we expanded our relationship with RONA, one of our top 10 and founding sponsors. We are able to build deep and long-standing relationships with our current clients, many of which span decades, thus providing us with high visibility and predictability.

Our Financial Performance

The strength of our financial performance reflects what's unique about us—our superior business model, the competitive advantages that exist within our core businesses and our highly committed and talented workforce. As a result, we delivered a record year for revenue and adjusted EBITDA. Our revenue increased 15 percent to $2.3 billion compared to $2.0 billion in 2006. Adjusted EBITDA for the year increased 25 percent to $642.7 million.

The company's liquidity, which remains strong, comes from a number of sources, including CDs from our banks, our revolving credit facilities, our conduit commitments and our warehouse facilities. This gives us tremendous flexibility going forward.

Our Future

And with 2007 proving to be a tremendous year, we also remain excited about the opportunities ahead. The future reflects a clear strategy well executed by our associates who are ever committed to our clients' success. Alliance Data has successfully evolved from a traditional transaction processor to a provider of transaction-based marketing and loyalty solutions. This shift has allowed us to help our clients become even more successful and further drives our strategic value.

We have an exceptional group of talented and enthusiastic associates whose drive and steadfast dedication have played a critical role in our company's success—and whose energy will continue to transform our company's vision into a reality. They come to work every day with the determination to help our clients succeed, living by our motto, *"Delivering on our Promises."* I offer my sincere thanks to all of our associates.

My appreciation is also extended to our clients, who continue to have the confidence and trust in our ability to help them create and nurture stronger relationships with their customers. And, lastly, to our stockholders, particularly those who have been with us for the long haul, we thank you for your support and hope that you share in our excitement about the future of Alliance Data.

In closing, those two words that embody our company's year in 2007—strong and focused—will also carry us into 2008 and beyond. Whether it's delivering on our stated guidance on financial performance, delivering exceptional results for our clients, developing deep and enduring relationships with our community partners or our associates living our values every day, our business is vibrant, growing, proven and solid.

Sincerely,

J. Michael Parks
Chairman of the Board and Chief Executive Officer

As electronic delivery and acceptance has dramatically increased over the last few years, this year we are pleased to offer electronic voting and delivery of stockholder materials via the internet. Stockholders may visit the following web site for electronic access to Annual Reports and Proxy materials: http://www.edocumentview.com/ADS

AllianceData

ALLIANCE DATA SYSTEMS CORPORATION
17655 Waterview Parkway
Dallas, Texas 75252
(972) 348-5100

NOTICE OF 2008 ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON JUNE 16, 2008

To the stockholders of Alliance Data Systems Corporation:

We will hold the 2008 annual meeting of our stockholders at our corporate headquarters, 17655 Waterview Parkway, Dallas, Texas 75252, on Monday, June 16, 2008 at 2:00 p.m. (local time), for the following purposes:

(1) the re-election of three class II directors;

(2) the ratification of the selection of Deloitte & Touche LLP as the independent registered public accounting firm of the company for 2008; and

(3) the transaction of such other business as may properly come before the annual meeting or any adjournments or postponements thereof.

Stockholders of record as of April 17, 2008 are the only stockholders entitled to vote at the meeting and any adjournments or postponements thereof. **You are cordially invited to attend the meeting, but whether or not you expect to attend in person, we urge you to grant your proxy to vote your shares by telephone or through the Internet by following the instructions included on the Notice of Internet Availability of Proxy Materials that you received, or if you received a paper copy of the proxy card, to mark, date, sign and return the proxy card in the envelope provided. You may still vote in person if you attend the meeting, even if you have given your proxy. Please note, however, that if a broker or other nominee holds your shares of record and you wish to vote at the meeting, you must obtain from that registered holder a proxy card issued in your name.**

Pursuant to new rules promulgated by the SEC, we are providing access to our proxy materials, including this proxy statement and our annual report on Form 10-K, for the year ended December 31, 2007, over the Internet. As a result, we are mailing to many of our stockholders a Notice of Internet Availability of Proxy Materials instead of a paper copy of our proxy materials. The notice contains instructions on how to access those proxy materials over the Internet, as well as instructions on how to request a paper copy of our proxy materials. All stockholders who do not receive a notice will receive a paper copy of our proxy materials by mail. We believe that this new process will reduce the environmental impact and lower the costs of printing and distributing our proxy materials.

By Order of the Board of Directors

Alan M. Utay
Corporate Secretary

April 24, 2008
Dallas, Texas

ALLIANCE DATA SYSTEMS CORPORATION
17655 Waterview Parkway
Dallas, Texas 75252

PROXY STATEMENT
2008 Annual Meeting of Stockholders
To be Held on June 16, 2008

The board of directors of Alliance Data Systems Corporation is soliciting your proxy to vote at the 2008 annual meeting of stockholders to be held on June 16, 2008 at 2:00 p.m. (local time) and any adjournments or postponements of that meeting. The meeting will be held at our corporate headquarters, 17655 Waterview Parkway, Dallas, Texas 75252.

The Notice of Internet Availability of Proxy Materials and this proxy statement and the accompanying proxy card, notice of meeting, and annual report on Form 10-K for the year ended December 31, 2007 were first mailed on or about April 24, 2008 to all stockholders of record as of April 17, 2008. **Our only voting securities are shares of our common stock of which there were 79,167,845 shares outstanding as of April 17, 2008.** We will have a list of stockholders available for inspection for at least ten days prior to the annual meeting at our principal executive offices at 17655 Waterview Parkway, Dallas, Texas 75252 and at the annual meeting.

Questions and Answers about the Proxy Process

Why did I receive a Notice of Internet Availability of Proxy Materials this year instead of a paper copy of the proxy materials?

This year, pursuant to new rules promulgated by the SEC, we are providing access to our proxy materials over the Internet. As a result, we are mailing to many of our stockholders a Notice of Internet Availability of Proxy Materials instead of a paper copy of our proxy materials. The notice contains instructions on how to access our proxy materials over the Internet, as well as instructions on how to request a paper copy of our proxy materials by mail.

Why didn't I receive a Notice of Internet Availability of Proxy Materials?

We are providing those of our stockholders that have previously requested a paper copy of our proxy materials with paper copies of our proxy materials instead of a Notice of Internet Availability of Proxy Materials.

How can I access the proxy materials over the Internet?

Your Notice of Internet Availability of Proxy Materials or proxy card will contain instructions on how to view our proxy materials for the annual meeting on the Internet. Our proxy materials are also available on our company website at http://www.alliancedata.com.

What is the purpose of holding this meeting?

We are holding the 2008 annual meeting of stockholders to re-elect three class II directors and to ratify the selection of Deloitte & Touche LLP as our independent registered public accounting firm for 2008. The director nominees, currently serving as class II directors, have been recommended by our nominating/corporate governance committee to our board of directors, and our board of directors has nominated the three nominees. The board of directors also recommends approval by our stockholders of the selection of Deloitte & Touche LLP as our independent registered public accounting firm for 2008. If any other matters requiring a stockholder vote properly come before the meeting, those stockholders present at the meeting and the proxies who have been appointed by our stockholders will vote as they think appropriate.

How does the proxy process and stockholder voting operate?

The proxy process is the means by which corporate stockholders can exercise their rights to vote for the election of directors and other strategic corporate proposals. The notice of meeting and this proxy statement provide notice of a scheduled stockholder meeting, describe the directors presented for re-election, include information regarding the selection of Deloitte & Touche LLP as our independent registered public accounting firm for 2008 and include other information required to be disclosed to stockholders. Stockholders may vote by telephone or through the Internet, or by returning a proxy card, without having to attend the stockholder meeting in person.

By executing a proxy, you authorize Edward J. Heffernan and Michael D. Kubic, and each of them, to act as your proxies to vote your shares in the manner that you specify. The proxy voting mechanism is vitally important to us. In order for us to obtain the necessary stockholder approval of proposals, a "quorum" of stockholders (a majority of the issued and outstanding shares of common stock as of the record date entitled to vote) must be represented at the meeting in person or by proxy. Since few stockholders can spend the time or money to attend stockholder meetings in person, voting by proxy is necessary to obtain a quorum and complete the stockholder vote. It is important that you attend the meeting in person or grant a proxy to vote your shares to assure a quorum is present so corporate business can be transacted. If a quorum is not present, we must postpone the meeting and solicit additional proxies; this is an expensive and time-consuming process that is not in the best interest of our company or its stockholders.

Why did I receive these materials?

All of our stockholders as of the close of business on April 17, 2008, the record date, are entitled to vote at our 2008 annual meeting. We are required by law to distribute the Notice of Internet Availability of Proxy Materials or a full set of proxy materials to all of our stockholders as of the record date.

What does it mean if I receive more than one set of materials?

This means your ownership of shares is registered under different names. For example, you may own some shares directly as a "registered holder" and other shares through a broker in "street name," or you may own shares through more than one broker. In these situations you may receive multiple sets of proxy materials. It is necessary for you either to attend in person (please note, however, that if a broker or other nominee holds your shares of record and you wish to vote at the meeting, you must obtain from that registered holder a proxy card issued in your name), follow the instructions to vote your shares by telephone or through the Internet provided in the Notice of Internet Availability of Proxy Materials or return a signed, dated and marked proxy card if you received a paper copy of the proxy card. If you vote by mail, make sure you return each proxy card in the return envelope that accompanied that proxy card.

If I own my shares through a broker, how is my vote recorded?

Brokers typically own shares of common stock for many stockholders who are referred to as "beneficial owners." In this situation the "registered holder" on our stock register is the broker or its nominee. This often is referred to as holding shares in "street name." The beneficial owners do not appear in our stockholder register. Therefore, for shares held in street name, distributing the proxy materials and tabulating votes are both two-step processes. Brokers inform us how many of their clients are beneficial owners and we provide the broker with the appropriate number and type of proxy materials. Each broker then forwards the appropriate proxy materials to its clients who are beneficial owners to obtain their votes. When you receive proxy materials from your broker, instructions will be included to submit your voting instructions to your broker. Shortly before the meeting, each broker totals the votes and submits a proxy reflecting the aggregate votes of the beneficial owners for whom it holds shares.

How do I vote?

You may attend the annual meeting and vote your shares in person. Please note, however, that if a broker or other nominee holds your shares of record and you wish to vote at the meeting, you must obtain from that registered holder a proxy card issued in your name.

You may also grant your proxy to vote by telephone or through the Internet by following the instructions included on the Notice of Internet Availability of Proxy Materials, or by returning a signed, dated and marked proxy card if you received a paper copy of the proxy card. To grant your proxy to vote by mail, sign and date each proxy card you receive, indicating your voting preference on each proposal, and return each proxy card in the prepaid envelope that accompanied that proxy card. If you return a signed and dated proxy card but you do not indicate your voting preference, your shares, except for those shares you own in the ADS Stock Fund portion of the Alliance Data Systems 401(k) and Retirement Savings Plan, will be voted in favor of the director nominees and the ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm for 2008. If you are a registered holder or hold your shares in street name, votes submitted by Internet or telephone must be received by 11:59 p.m. eastern daylight time on June 15, 2008. For shares you own in the ADS Stock Fund portion of the Alliance Data Systems 401(k) and Retirement Savings Plan, your proxy card or voting instructions must be received by June 12, 2008. For all other shares that you own, your voting instructions must be received in time for the annual meeting. All outstanding shares of common stock for which you have provided instructions that are received by the applicable deadline will be voted.

Does my vote matter?

Yes. Corporations are required to obtain stockholder approval for the election of directors and certain other important matters. Stockholder participation is not a mere formality. Each share of our common stock held on the record date is entitled to one vote, and every share voted has the same weight. It is also important that you vote to assure that a quorum is present so corporate business can be transacted.

What constitutes a quorum?

Unless a quorum is present at the annual meeting, no action may be taken at the meeting except the adjournment thereof until a later time. The presence at the annual meeting, in person or by proxy, of stockholders holding a majority of our issued and outstanding shares of common stock as of the record date will constitute a quorum for the transaction of business at the 2008 annual meeting. Shares that are represented at the annual meeting but abstain from voting on any or all matters and "broker non-votes" (shares held by brokers or nominees for which they have no discretionary power to vote on a particular matter and have received no instructions from the beneficial owners or persons entitled to vote) will be counted as shares present and entitled to vote in determining whether a quorum is present at the annual meeting. If you own shares in the ADS Stock Fund portion of the Alliance Data Systems 401(k) and Retirement Savings Plan, your shares will not be represented at the meeting for quorum purposes and the trustee cannot vote those shares if you do not provide a proxy with explicit directions to the trustee. The inspector of election appointed for the annual meeting will determine the number of shares of our common stock present at the meeting, determine the validity of proxies and ballots, determine whether a quorum is present, and count all votes and ballots.

What percentage of votes is required to re-elect directors and to ratify the selection of Deloitte & Touche LLP as the independent registered public accounting firm of the company for 2008?

If a quorum is present, directors are elected by a plurality of all of the votes cast, in person or by proxy. This means that the three nominees will be re-elected if they receive more affirmative votes than any other nominee for the same position. Votes marked "For" a nominee will be counted in favor of that nominee. Votes "Withheld" from a nominee have no effect on the vote since a plurality of the votes cast at the annual meeting is required for the re-election of each nominee. Stockholders may not abstain from voting with respect to the election of directors. Stockholders may not cumulate their votes with respect to the election of directors.

If a quorum is present and a majority of the shares represented, in person or by proxy, and entitled to vote are in favor of Proposal Two, the selection of Deloitte & Touche LLP as our independent registered public accounting firm for 2008 will be ratified. Votes marked "For" Proposal Two will be counted in favor of ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm for 2008. An "Abstention" with respect to Proposal Two will not be voted on that item, although it will be counted for purposes of determining the number of shares represented and entitled to vote. Accordingly, an "Abstention" will have the effect of a vote "Against" Proposal Two.

What is the effect of not voting?

The effect of not voting depends on how you own your shares. If you own shares as a registered holder, rather than through a broker, your unvoted shares will not be represented at the meeting and will not count toward the quorum requirement. Assuming a quorum is present, your unvoted shares will not affect whether a proposal is approved or rejected. If you own shares through a broker and do not vote, your broker may represent your shares at the meeting for purposes of obtaining a quorum. As described in the answer to the following question, if you do not provide your broker with voting instructions, your broker may or may not vote your shares, depending upon the proposal. If you own shares in the ADS Stock Fund portion of the Alliance Data Systems 401(k) and Retirement Savings Plan, your unvoted shares will not be represented at the meeting and will not count toward the quorum requirements, or affect whether a proposal is approved or rejected.

If I do not vote, will my broker vote for me?

If you own your shares through a broker and you do not vote, your broker may vote your shares in its discretion on some "routine matters." However, with respect to other proposals, your broker may not vote your shares for you. With respect to these proposals, the aggregate number of unvoted shares is reported as broker non-votes. Broker non-vote shares are counted toward the quorum requirement. Proposals One and Two set forth in this proxy statement are routine matters on which brokers will be permitted to vote unvoted shares.

Is my vote confidential?

It is our policy that all stockholder meeting proxies, ballots and voting records that identify the particular vote of a stockholder are confidential. The vote of any stockholder will not be revealed to anyone other than an inspector of election or a non-employee tabulator of votes, except: (1) as necessary to meet applicable legal and stock exchange listing requirements; (2) to assert claims for or defend claims against us; (3) to allow the inspector of election to certify the results of the stockholder vote; (4) in the event of a contested proxy solicitation; or (5) if a stockholder has requested that their vote be disclosed.

Can I revoke my proxy and change my vote?

You have the right to revoke your proxy at any time prior to the time your shares are voted. If you are a registered holder, your proxy can be revoked in several ways: (1) by timely delivery of a written revocation delivered to Alan M. Utay, Corporate Secretary, Alliance Data Systems Corporation, 17655 Waterview Parkway, Dallas, Texas 75252; (2) by submitting another valid proxy bearing a later date; or (3) by attending the meeting in person and giving the inspector of election notice that you intend to vote your shares in person. However, if your shares are held in street name by a broker, you must contact your broker in order to revoke your proxy.

Will any other business be transacted at the meeting? If so, how will my proxy be voted?

We do not know of any business to be transacted at the 2008 annual meeting other than the re-election of directors and the ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm for 2008, as described in this proxy statement. The period specified in our bylaws for submitting proposals to be considered at the meeting has passed and no proposals were submitted. However, should any other matters properly come before the meeting, and any adjournments and postponements thereof, shares with respect to which voting authority has been granted to the proxies will be voted by the proxies in accordance with their judgment.

Who counts the votes?

If you are a registered holder, your voting instructions provided by mail, telephone or through the Internet will be returned or delivered directly to Computershare for tabulation. As noted above, if you hold your shares through a broker or trustee, your broker or trustee returns one proxy to Computershare on behalf of its clients. Votes will be counted and certified by the inspector of election.

Will you use a soliciting firm to receive votes?

We use Computershare, our transfer agent and their agents, as well as brokers to distribute all the proxy materials to our stockholders. We will pay them a fee and reimburse any expenses they incur in making the distribution. Our directors, officers and employees may solicit proxies in person, by mail, telephone, facsimile transmission or electronically. No additional compensation will be paid to such directors, officers and employees for soliciting proxies. We will bear the entire cost of solicitation of proxies.

What is the deadline for submitting proposals to be considered for inclusion in the proxy statement for our 2009 annual meeting?

If any of our stockholders intends to present a proposal for consideration at the 2009 annual meeting, excluding the nomination of directors, and desires to have such proposal included in the proxy statement and form of proxy distributed by the board of directors with respect to such meeting, such proposal must be in writing and received by us not later than December 25, 2008. Proposals may be submitted by eligible stockholders and must comply with our bylaws and the relevant regulations of the SEC regarding stockholder proposals.

If any of our stockholders intends to present a proposal for consideration at the 2009 annual meeting, excluding the nomination of directors, without inclusion in the proxy statement and form of proxy, such proposal must be in writing and received by us no sooner than November 25, 2008 and no later than December 25, 2008. Any such proposal must comply with our bylaws. The foregoing time limits also apply in determining whether notice is timely for purposes of rules adopted by the SEC relating to the exercise of discretionary voting authority with respect to proxies.

Stockholders who wish to have their nominees for election to the board of directors considered by our nominating/corporate governance committee must comply with the nomination requirements set forth in our bylaws and any applicable rules and regulations of the SEC. Such nominations must be made by notice in writing, delivered or mailed by first class U.S. mail, postage prepaid, to our Corporate Secretary not less than 14 days nor more than 50 days prior to any meeting of the stockholders called for the election of directors; provided, however, that if less than 21 days notice of the meeting is given to stockholders, such written notice shall be delivered or mailed, as prescribed above, to our Corporate Secretary not later than the close of the seventh day following the day on which notice of the meeting was mailed to stockholders. Such nominations will not be included in the proxy statement and form of proxy distributed by the board of directors.

A copy of our bylaws is available from our Corporate Secretary upon written request. Requests or proposals should be directed to Alan M. Utay, Corporate Secretary, Alliance Data Systems Corporation, 17655 Waterview Parkway, Dallas, Texas 75252.

How can I request a full set of proxy materials?

You may request a full set of our proxy materials, including our annual report on Form 10-K for the year ended December 31, 2007, for one year following the annual meeting of stockholders. If a broker or other nominee holds your shares of record, you may request a full set of our proxy materials by following the instructions contained in the Notice of Internet Availability of Proxy Materials that you received. If you are a registered holder or if you own shares through the ADS Stock Fund portion of the Alliance Data Systems 401(k) and Retirement Savings Plan, you may request a full set of our proxy materials by following the instructions contained in the Notice of Internet Availability that you received or by written request directed to Alan M. Utay, Corporate Secretary, Alliance Data Systems Corporation, 17655 Waterview Parkway, Dallas, Texas 75252.

DIRECTORS, EXECUTIVE OFFICERS AND OTHER KEY EMPLOYEES

The following table sets forth the name, age and positions of each of our directors, nominees for director, executive officers and certain business unit presidents and other key employees as of April 17, 2008:

Name	Age	Positions
J. Michael Parks	57	Chairman of the Board of Directors and Chief Executive Officer
Bruce K. Anderson	68	Director
Roger H. Ballou	57	Director
Lawrence M. Benveniste, Ph. D.	57	Director
D. Keith Cobb	67	Director
E. Linn Draper, Jr., Ph.D.	66	Director
Kenneth R. Jensen	64	Director
Robert A. Minicucci	55	Director
John W. Scullion	50	President and Chief Operating Officer
Ivan M. Szeftel	54	Executive Vice President and President, Retail Credit Services
Edward J. Heffernan	45	Executive Vice President and Chief Financial Officer
Dwayne H. Tucker	51	Executive Vice President, Human Resources and President, Transaction Services
Alan M. Utay	43	Executive Vice President, Chief Administrative Officer, General Counsel and Secretary
Michael L. Iaccarino	43	Executive Vice President and President, Marketing Services
Bryan A. Pearson	44	Executive Vice President and President, Loyalty Services
Robert P. Armiak	45	Senior Vice President and Treasurer
Michael D. Kubic	52	Senior Vice President, Corporate Controller and Chief Accounting Officer

PROPOSAL ONE: RE-ELECTION OF DIRECTORS

Our board of directors is divided into three classes, being divided as equally as possible with each class having a term of three years. Each year the term of office of one class expires. This year, the term of class II directors, currently consisting of three directors, expires. Our nominating/corporate governance committee has recommended to our board of directors and our board of directors has nominated each of the current class II directors, Bruce K. Anderson, Roger H. Ballou and E. Linn Draper, Jr., Ph.D., for re-election as a director, each to hold office for a term of three years until the annual meeting of stockholders in 2011 and until his respective successor is duly elected and qualified.

Mr. Heffernan and Mr. Kubic, and each of them, as proxies, will have full discretion to cast votes for other persons in the event any nominee is unable to serve. Our board of directors has no reason to believe that any nominee will be unable to serve if elected. If a quorum is present, directors are elected by a plurality of the votes cast, in person or by proxy. This means that the three nominees will be re-elected if they receive more affirmative votes than any other nominee for the same position. Votes marked "For" a nominee will be counted in favor of that nominee. Votes "Withheld" from a nominee have no effect on the vote since a plurality of the votes cast at the annual meeting is required for the re-election of each nominee. Stockholders may not abstain from voting with respect to the election of directors. Stockholders may not cumulate their votes with respect to the election of directors.

The following sets forth information regarding each nominee, and the remaining directors who will continue in office after the annual meeting, including proposed committee memberships.

Class II Nominees for Re-Election to the Board of Directors
(Terms expiring in 2008; if re-elected, terms will expire in 2011)

BRUCE K. ANDERSON has served as a director since August 1996. Since March 1979, he has been a partner and co-founder of the investment firm Welsh, Carson, Anderson & Stowe. Prior to that, he spent nine years with Automatic Data Processing, Inc., or ADP, where, as executive vice president and a member of the board of directors, he was active in corporate development and general management. Before joining ADP, Mr. Anderson spent four years in computer marketing with International Business Machines Corporation, or IBM, and two years in consulting. Mr. Anderson is currently a director of Amdocs Limited and Headstrong, Inc. He holds a Bachelor's degree from the University of Minnesota.

Committees: Nominating/Corporate Governance

ROGER H. BALLOU has served as a director since February 2001. Mr. Ballou has been the chief executive officer and a director of CDI Corporation, a public company engaged in providing staffing and outsourcing services, since October 2001. He was a self-employed consultant from October 2000 to October 2001. Before that time, Mr. Ballou had served as chairman and chief executive officer of Global Vacation Group, Inc. from April 1998 to September 2000. Prior to that, he was a senior advisor for Thayer Capital Partners from September 1997 to April 1998. From April 1995 to August 1997, he served as vice chairman and chief marketing officer, then as president and chief operating officer, of Alamo Rent-a-Car, Inc. Mr. Ballou is also currently a director of Fox Chase Bank. Mr. Ballou holds a Bachelor's degree from the Wharton School of the University of Pennsylvania and an MBA from the Tuck School of Business at Dartmouth.

Committees: Audit, Nominating/Corporate Governance (Chair) and Executive

E. LINN DRAPER, JR., Ph.D. has served as a director since February 2005. He has served in an executive and directoral capacity for a number of companies since 1980. Dr. Draper was chairman of the board of American Electric Power Company, Inc., or AEP, for 11 years until his retirement from AEP in 2004, and served as president and chief executive officer of AEP from 1993 to 2003. He was the president of the Ohio Valley Electric Corporation from 1992 until 2004, and was the chairman, president and chief executive officer of Gulf States Utilities Company from 1987 to 1992. Dr. Draper is a director of TransCanada Corporation, Alpha Natural Resources, Inc., NorthWestern Corporation and Temple-Inland Inc. Dr. Draper also serves on the Cornell University Council Board and the University of Texas Engineering Advisory Board. He holds two Bachelor's degrees from Rice University and a Doctorate from Cornell University.

Committees: Compensation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE *FOR* EACH OF THE THREE NOMINEES.

Continuing Directors

Class III Directors
(Terms expiring in 2009)

ROBERT A. MINICUCCI has served as a director since August 1996. Mr. Minicucci is a general partner with Welsh, Carson, Anderson & Stowe, joining the firm in August 1993. Before joining Welsh Carson, he served as senior vice president and chief financial officer of First Data Corporation from December 1991 to August 1993. Prior to joining First Data Corporation, Mr. Minicucci was treasurer and senior vice president of American Express Company. Mr. Minicucci is currently a director of Amdocs Limited, BancTec Inc., Global Knowledge, Inc., Headstrong, Inc. and Electronic Evidence Discovery, Inc. Mr. Minicucci holds a Bachelor's degree from Amherst College and an MBA from Harvard Business School.

Committees: Compensation (Chair) and Executive

J. MICHAEL PARKS, chairman of the board of directors and chief executive officer, joined us in March 1997. From March 1997 until October 2006, Mr. Parks also served as president of Alliance Data. Before joining us, Mr. Parks was president of First Data Resources, the credit card processing and billing division of First Data Corporation, from December 1993 to July 1994. Mr. Parks joined First Data Corporation in July 1976 where he gained increasing responsibility for sales, service, operations and profit and loss management during his 18 years of service. Mr. Parks holds a Bachelor's degree from the University of Kansas.

Committees: Executive

Class I Directors
(Terms expiring in 2010)

LAWRENCE M. BENVENISTE, Ph.D. has served as a director since June 2004. Dr. Benveniste has served as the Dean of Goizueta Business School at Emory University since July 2005. Dr. Benveniste served as the Dean of the Carlson School of Management at the University of Minnesota from January 2001 to July 2005, and prior to January 2001 he was an associate dean, the chair of the finance department, and a professor of finance at the Carlson School of Management. He previously served on the faculties of Boston College, Northwestern University, the University of Pennsylvania, the University of Rochester and the University of Southern California. Dr. Benveniste is currently a director of Rimage Corporation. Dr. Benveniste holds a Bachelor's degree from the University of California at Irvine and a Ph.D. in Mathematics from the University of California at Berkeley.

Committees: Compensation

D. KEITH COBB has served as a director since June 2004. Mr. Cobb has served as a business consultant and strategic advisor for a number of companies since 1996. Mr. Cobb completed a six-year term on the Board of the Federal Reserve Bank of Atlanta, Miami Branch in 2002. He spent 32 years as a practicing certified public accountant for KPMG, LLP, including as the National Managing Partner – Financial Services and as a senior member of the firm's management committee. Mr. Cobb was vice chairman and chief executive officer of Alamo Rent-a-Car, Inc. from 1995 until its sale in 1996. Mr. Cobb is currently a director of BankAtlantic Bancorp, Inc., BFC Financial Corp., RHR International, Inc., and the Wayne Huizenga Graduate School of Business and Entrepreneurship at Nova Southeastern University. Mr. Cobb holds a Bachelor's degree from the University of Southern Mississippi.

Committees: Audit (Chair) and Nominating/Corporate Governance

KENNETH R. JENSEN has served as a director since February 2001. Mr. Jensen has served as a business consultant and strategic advisor for a number of companies since July 2006. Mr. Jensen served as the executive vice president, chief financial officer, treasurer and assistant secretary of Fiserv, Inc., a public company engaged in data processing outsourcing, from July 1984 until June 2006. He was named senior executive vice president of Fiserv in 1986. Mr. Jensen was a director of Fiserv, Inc. from 1984 until May 2007. Mr. Jensen holds a Bachelor's degree from Princeton University in Economics, an MBA from the University of Chicago in Accounting, Economics and Finance and a Ph.D. from the University of Chicago in Accounting, Economics and Finance.

Committees: Audit and Executive

Executive Officers

JOHN W. SCULLION, president and chief operating officer, joined our wholly-owned subsidiary, Loyalty Management Group Canada, Inc., in October 1993, and became our president and chief operating officer in October 2006. Mr. Scullion served as president of Alliance Data Loyalty Services from February 1999 until October 2006, and prior to becoming president, he served as chief financial officer. Prior to that, he served as chief financial officer of The Rider Group from September 1988 to October 1993. Mr. Scullion holds a Bachelor's degree from the University of Toronto. He is a Chartered Accountant in the Province of Ontario.

IVAN M. SZEFTEL, executive vice president and president, Retail Credit Services, joined us in May 1998. Before joining us, he served as a director and chief operating officer of Forman Mills, Inc. from November 1996 to February 1998. Prior to that, he served as executive vice president and chief financial officer of Charming Shoppes, Inc. from November 1981 to January 1996. Mr. Szeftel holds Bachelor's and graduate degrees from the University of Cape Town and was certified as a Certified Public Accountant in the State of Pennsylvania and as a Chartered Accountant in South Africa.

EDWARD J. HEFFERNAN, executive vice president and chief financial officer, joined us in May 1998. Before joining us, he served as vice president, mergers and acquisitions, for First Data Corporation from October 1994 to May 1998. Prior to that, he served as vice president, mergers and acquisitions for Citicorp from July 1990 to October 1994, and prior to that he served in corporate finance at Credit Suisse First Boston from June 1986 until July 1990. Mr. Heffernan was a director and chair of the audit committee of VALOR Communications Group, Inc. from 2005 until its merger into Windstream Corporation in 2006. Mr. Heffernan holds a Bachelor's degree from Wesleyan University and an MBA from Columbia Business School.

DWAYNE H. TUCKER, executive vice president, human resources and president, Transaction Services, joined us in June 1999 as an executive vice president. Mr. Tucker was responsible for human resources from June 1999 until August 2005, and re-assumed responsibility for human resources, corporate marketing and communications during 2007. From June 1999 until September 2003, he also served as chief administrative officer. Before joining us, he served as vice president of human resources for Northwest Airlines. Mr. Tucker joined First Data Corporation in March 1990 where he gained increasing responsibility for business unit and corporate human resources, operations and profit and loss management during his eight years of service. Mr. Tucker holds a Bachelor's degree from Tennessee State University.

ALAN M. UTAY, executive vice president, general counsel, chief administrative officer and secretary, joined us in September 2001. He is responsible for legal, internal audit, compliance and corporate administration. Before joining us, he served as a partner at Akin Gump Strauss Hauer & Feld LLP, where he practiced law since October 1990. Mr. Utay holds a Bachelor's degree from the University of Texas and a J.D. from the University of Texas School of Law.

MICHAEL L. IACCARINO, executive vice president and president, Marketing Services, joined our wholly owned subsidiary, Epsilon, in May 1998. Mr. Iaccarino has served as president and chief executive officer for Epsilon since December 2001 and prior to that, he served as chief financial officer for Epsilon. Prior to that, Mr. Iaccarino served as a senior manager for Price Waterhouse from September 1997 until May 1998. Mr. Iaccarino served as vice president and controller for Summit Technology from 1991 until August 1997, and he served as a supervising senior for KPMG from 1986 until December 1990. Mr. Iaccarino holds Bachelor's degrees from Boston College and was certified as a Certified Public Accountant in the State of Massachusetts.

BRYAN A. PEARSON, executive vice president and president, Loyalty Services, joined our wholly-owned subsidiary, Loyalty Management Group Canada, Inc., in November 1992. Mr. Pearson has served as president for the AIR MILES® Reward Program since January 1999 and prior to becoming president, he held various senior management and executive positions within the AIR MILES Reward Program. Mr. Pearson held management positions with Alias Research Inc. from June 1991 until October 1992. Prior to that, he worked in brand marketing at Quaker Oats Company of Canada from July 1988 until June 1991. Mr. Pearson holds a BScH degree and an MBA from Queen's University.

ROBERT P. ARMIAK, senior vice president and treasurer, joined us in February 1996. He is responsible for cash management, hedging strategy, financial risk management and capital structure. Before joining us, he held several positions, including treasurer at FTD Inc. from August 1990 to February 1996. Mr. Armiak holds a Bachelor's degree from Michigan State University and an MBA from Wayne State University.

MICHAEL D. KUBIC, senior vice president, corporate controller and chief accounting officer, joined us in October 1999. Before joining us, he served as vice president of finance for Kevco, Inc. from March 1999 to October 1999. Prior to that he served as vice president and corporate controller for BancTec, Inc. from September 1993 to February 1998. Mr. Kubic holds a Bachelor's degree from the University of Massachusetts and is a Certified Public Accountant in the State of Texas.

CORPORATE GOVERNANCE

Board of Directors and Committees

We are managed under the direction of our board of directors. Under our bylaws, the size of our board of directors may be between six and twelve. We currently have eight directors, including seven non-employee directors. Assuming the stockholders approve Proposal One: Re-Election of Directors, we will continue to have eight directors, including seven non-employee directors.

Our board of directors is divided into three classes of directors and each class serves a three year term. Our board of directors presently has four regular committees, consisting of the audit committee, the compensation committee, the nominating/corporate governance committee and the executive committee. The charters for each of these committees, as well as our corporate governance guidelines and our Codes of Ethics for our Senior Financial Executives, CEO, Directors and employees, are posted on our web site at http://www.alliancedata.com. These documents are available free of charge to any stockholder from our Corporate Secretary upon written request. Requests should be addressed to: Alan M. Utay, Corporate Secretary, Alliance Data Systems Corporation, 17655 Waterview Parkway, Dallas, Texas 75252. On April 13, 2007, the board of directors also established a special committee composed of seven independent and disinterested directors, namely Messrs. Anderson, Ballou, Benveniste, Cobb, Draper, Jensen and Minicucci, for the purpose of evaluating which, if any, strategic alternatives the company should pursue. The special committee continues to meet as appropriate to evaluate and discuss ongoing matters in connection with the merger agreement among the company and affiliates of The Blackstone Group, dated May 17, 2007 (the "Merger").

During 2007, the board of directors met 11 times, the audit committee met 11 times, the compensation committee met five times and the nominating/corporate governance committee met three times. Each of our directors attended at least 75% of the meetings of the board of directors and their respective regular committees, except for Mr. Jensen, who attended 72% of the meetings of the board of directors. It is our policy that the directors who are up for re-election at the annual meeting attend the annual meeting, and we encourage all other directors to attend the annual meeting if possible. All directors, including those up for re-election at the annual meeting, except Mr. Minicucci, attended the 2007 annual meeting of stockholders.

Audit Committee

The audit committee currently consists of Roger H. Ballou, D. Keith Cobb and Kenneth R. Jensen. Assuming the stockholders approve Proposal One: Re-Election of Directors, the audit committee will continue to consist of Roger H. Ballou, D. Keith Cobb and Kenneth R. Jensen. Mr. Cobb currently serves as chairman of the audit committee. The primary function of the audit committee is to assist our board of directors in fulfilling its oversight responsibilities by reviewing: (1) the integrity of our financial statements; (2) our compliance with legal and regulatory requirements; (3) the independent accountant's qualifications and independence; and (4) the performance of both our internal audit department and the independent accountant. In addition, the audit committee has sole responsibility to: (1) prepare the audit committee report required by the SEC for inclusion in our annual proxy statement; (2) appoint, retain, compensate, evaluate and terminate our independent accountant; (3) approve audit and permissible non-audit services to be performed by our independent accountant; (4) review and approve related party transactions; and (5) establish procedures for the receipt, retention and treatment of complaints received by the company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding any questionable accounting or auditing matters. The audit committee adopted and will periodically review the written charter that specifies the scope of the audit committee's responsibilities. Our audit committee members do not simultaneously serve on the audit committees of more than two other public companies.

The audit committee includes three independent members of our board of directors, as such independence is defined by applicable requirements of the New York Stock Exchange, the Sarbanes-Oxley Act of 2002 and rules and regulations of the SEC. As determined by our board of directors, each member of the audit committee is financially literate and two members are audit committee financial experts, as defined by the SEC, with accounting or related financial management expertise as required by the New York Stock Exchange. Each of Mr. Cobb, who currently serves as chairman of the audit committee, and Mr. Jensen is an audit committee financial expert, as defined by the SEC, because he has an understanding of generally accepted accounting principles (GAAP) and financial statements. Each of Mr. Cobb and Mr. Jensen has the ability to assess the general application of GAAP in connection with the accounting for estimates, accruals and reserves. Each has experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by our financial statements, or experience actively supervising one or more persons engaged in such activities. Each of Mr. Cobb and Mr. Jensen has an understanding of internal controls and procedures for financial reporting and an understanding of audit committee functions. Each acquired these attributes through education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions. Each has also had experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements.

Compensation Committee

The compensation committee currently consists of Lawrence M. Benveniste, E. Linn Draper, Jr. and Robert A. Minicucci. Assuming the stockholders approve Proposal One: Re-Election of Directors, the compensation committee will continue to consist of Lawrence M. Benveniste, E. Linn Draper, Jr. and Robert A. Minicucci. Mr. Minicucci currently serves as chairman of the compensation committee. The compensation committee consists of non-employee directors who are independent as defined by applicable requirements of the New York Stock Exchange, the SEC, and the Internal Revenue Service.

The compensation committee's primary function is to oversee matters relating to compensation and our benefit plans. Specifically, the compensation committee's responsibilities include, among other duties, the responsibility to: (1) annually review the compensation levels of our executive officers; (2) set salaries for our executive officers, and recommend such matters to the board of directors with respect to our chief executive officer; (3) determine target levels of incentive compensation and corresponding performance objectives, and recommend such matters to the board of directors with respect to our chief executive officer; (4) review and approve our compensation philosophy, programs and plans for associates generally; (5) periodically review director compensation practices and recommend to the board of directors appropriate revisions to such practices; (6) administer specific matters with respect to our equity and certain other compensation plans; and (7) review disclosure related to executive and director compensation in our proxy statements and discuss the Compensation Discussion and Analysis annually with management.

With the assistance of an external compensation consultant, target compensation amounts for our executive officers are determined by the compensation committee and, with respect to our chief executive officer, by the board of directors. Typically, our chief executive officer makes compensation recommendations to the compensation committee with respect to our other executive officers. The compensation committee may accept or adjust the chief executive officer's recommendations in its sole discretion and also makes a recommendation regarding the chief executive officer's compensation to the full board of directors. The chief executive officer does not make any recommendations to the compensation committee or to the board of directors relating to performance measures, targets or similar items that affect his own compensation. Moreover, the chief executive officer recuses himself from any discussions of his own compensation during board of directors and compensation committee meetings. Material changes to pay levels for individuals are typically made only upon a significant change in job responsibilities.

With the exception of significant promotions and new hires, the compensation committee sets target total direct compensation for our executive officers immediately prior to the beginning of each year. This timing allows us to consider the performance of the company and each potential recipient in the prior year, as well as expectations for the upcoming year. Performance-based cash incentive compensation and long-term equity incentive compensation are awarded as early as practicable in the year, contingent upon the availability of the prior year's financial results, in order to maximize the time period over which the applicable performance incentives apply. Whenever possible, our annual grants of equity-based awards to the executive officers and other senior management are made on February 21 (or if February 21 falls on a weekend or holiday, the next business day) of each year, or such other pre-determined date following public release of our earnings for the prior year. This is consistent with our practice of granting equity-based awards for new hires, promotions and associates that have joined us as a result of a merger or acquisition on the 21st day of each month (or if the 21st day falls on a weekend or holiday, the next business day). In the event there exists material information that we have not yet disclosed, the compensation committee may delay or defer the grant of any equity-based awards until all disclosures are current.

The compensation committee has the authority to delegate certain of its responsibilities under our compensation and benefits plans. Under our compensation plans, the compensation committee generally may delegate administrative functions to members of management and may delegate other responsibilities under the plans to the extent permitted by applicable law. The compensation committee generally may not delegate (1) responsibilities with regard to participants subject to Section 16 of the Securities Exchange Act of 1934, as amended, (2) the responsibility to certify the satisfaction of applicable performance objectives set under the plans or (3) responsibilities with regard to the compensation practices of the company.

Compensation Committee Interlocks and Insider Participation

Our compensation committee is currently composed of Messrs. Benveniste, Draper and Minicucci, who are non-employee directors. No member of the compensation committee is or has ever been one of our officers or employees. No interlocking relationship exists between our executive officers or the members of our compensation committee and the board of directors or compensation committee of any other company.

Nominating/Corporate Governance Committee

The nominating/corporate governance committee currently consists of Bruce K. Anderson, Roger H. Ballou and D. Keith Cobb. Assuming the stockholders approve Proposal One: Re-Election of Directors, the nominating/corporate governance committee will continue to consist of Bruce K. Anderson, Roger H. Ballou and D. Keith Cobb. Mr. Ballou currently serves as chairman of the nominating/corporate governance committee. The primary functions of the nominating/corporate governance committee are to: (1) assist the board of directors by identifying individuals qualified to become board members and to recommend to the board of directors the director nominees for the next annual meeting of stockholders (or to fill vacancies); (2) recommend to the board of directors the director nominees for each committee; (3) develop and recommend to the board of directors a set of corporate governance principles applicable to us and to re-evaluate these principles on an annual basis; and (4) lead the board of directors in its annual review of both the board of directors' performance and the Corporate Governance Guidelines. The nominating/corporate governance committee develops criteria for the selection of directors, including procedures for reviewing potential nominees proposed by stockholders. The nominating/corporate governance committee reviews with the board of directors the desired experience, mix of skills and other qualities to assure appropriate board of directors composition, taking into account the current directors and the specific needs of our company and the board of directors. The nominating/corporate governance committee also reviews and monitors the size and composition of the board of directors and its committees to ensure that the requisite number of directors are "independent directors," "non-employee directors" and "outside directors" within the meaning of any rules and laws applicable to us. The members of the nominating/corporate governance committee are independent as defined by applicable requirements of the New York Stock Exchange and rules and regulations of the SEC.

How does the board of directors identify candidates for nomination to the board of directors?

The nominating/corporate governance committee identifies nominees by first evaluating the current members of our board of directors willing to continue in service. Current members of our board of directors with skills and experience that are relevant to our business and who are willing to continue in service are considered for re-nomination, balancing the value of continuity of service by existing members of our board of directors with that of obtaining a new perspective. The nominating/corporate governance committee has two primary methods, other than those proposed by our stockholders, as discussed below, for identifying new candidates for possible inclusion in our recommended slate of director nominees. First, on a periodic basis, the nominating/corporate governance committee solicits ideas for possible candidates from a number of sources — members of our board of directors, our senior level executives, individuals personally known to the members of the board of directors, and research, including database or Internet searches.

Second, the nominating/corporate governance committee may from time to time use its authority under its charter to retain, at our expense, one or more third-party search firms to identify candidates. If the nominating/corporate governance committee retains one or more search firms, they may be asked to identify possible candidates who meet the minimum and desired qualifications, to interview and screen such candidates (including conducting appropriate background and reference checks), to act as a liaison among the board of directors, the nominating/corporate governance committee and each candidate during the screening and evaluation process, and thereafter to be available for consultation as needed by the nominating/corporate governance committee.

In addition to the methods described above, any of our stockholders entitled to vote for the election of directors may nominate one or more persons for election to our board of directors at an annual meeting of stockholders if the stockholder complies with the nomination requirements set forth in our bylaws and any applicable rules and regulations of the SEC. Such nominations must be made by notice in writing, delivered or mailed by first class U.S. mail, postage prepaid, to our Corporate Secretary not less than 14 days nor more than 50 days prior to any meeting of the stockholders called for the election of directors; provided, however, that if less than 21 days notice of the meeting is given to stockholders, such written notice shall be delivered or mailed, as prescribed above, to our Corporate Secretary not later than the close of the seventh day following the day on which notice of the meeting was mailed to stockholders. Such nominations will not be included in the proxy statement and form of proxy distributed by the board of directors. Each such notice must set forth: (1) the name and address of the nominating stockholder; (2) the name, age, business address and, if known, residence address of each nominee proposed in such notice; (3) the principal occupation or employment of each such nominee; (4) the number of shares of our common stock that are beneficially owned by each such nominee; (5) any other information relating to such person that is required to be disclosed in solicitations of proxies for election of directors or is otherwise required by the rules and regulations of the SEC promulgated under the Securities Exchange Act of 1934, as amended; (6) the written consent of such person to be named in the proxy statement as a nominee and to serve as a director if elected; and (7) a description of all arrangements or understandings between such stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by such stockholder. Nominations should be addressed to: Alan M. Utay, Corporate Secretary, Alliance Data Systems Corporation, 17655 Waterview Parkway, Dallas, Texas 75252.

How does the board of directors evaluate candidates for nomination to the board of directors?

The nominating/corporate governance committee will consider all candidates identified through the processes described above, and will evaluate each of them, including incumbents, based on the same criteria. Once the nominating/corporate governance committee has identified a candidate, the nominating/corporate governance committee makes an initial determination as to whether to conduct a full evaluation of the candidate. This initial determination is based on information provided to the nominating/corporate governance committee with the recommendation of the candidate, as well as the nominating/corporate governance committee's own knowledge of the candidate, which may be supplemented by inquiries to the person making the recommendation or others. The preliminary determination is based primarily on the need for additional board members to fill vacancies or expand the size of the board of directors and the likelihood that the candidate can satisfy the minimum and desired qualifications set forth in the Corporate Governance Guidelines, as posted on our web site at http://www.alliancedata.com, as well as the applicable qualification requirements of the New York Stock Exchange and the SEC. There are no firm prerequisites to qualify as a candidate for our board of directors, but we seek a diverse group of candidates who possess the background, knowledge, experience, skill sets, and expertise that would strengthen and increase the diversity of the board of directors. We seek those individuals with time to make a significant contribution to the board of directors, to our company, and to our stockholders. Each member of our board of directors is expected to ensure that other existing and planned future commitments do not materially interfere with his or her service as a director. Directors are expected to attend meetings of the board of directors and the board committees on which they serve and to spend the time needed to prepare for meetings. If the nominating/corporate governance committee determines, in consultation with the chairman of the board of directors and other board members as appropriate, that additional consideration is warranted, it may request a third-party search firm to gather additional information about the candidate's background and experience and to report its findings to the nominating/corporate governance committee.

The nominating/corporate governance committee also considers such other relevant factors as it deems appropriate, including the current composition of the board of directors, the balance of management and independent directors and the need for audit committee expertise. In connection with this evaluation, the nominating/corporate governance committee determines whether to interview the candidate, and if warranted, one or more members of the nominating/corporate governance committee, and others as appropriate, will interview candidates in person or by telephone. After completing this evaluation and interview, and the evaluations of other candidates, the nominating/corporate governance committee makes a recommendation to the full board of directors as to the persons who should be nominated by the board of directors, and the board of directors determines the nominees to be recommended to our stockholders after considering the recommendation and report of the nominating/corporate governance committee.

Executive Committee

The executive committee currently consists of Roger H. Ballou, Kenneth R. Jensen, Robert A. Minicucci and J. Michael Parks. Assuming the stockholders approve Proposal One: Re-Election of Directors, the executive committee will continue to consist of Roger H. Ballou, Kenneth R. Jensen, Robert A. Minicucci and J. Michael Parks. The executive committee has the authority to approve acquisitions, divestitures, capital expenditures and leases that were not included in the budget approved by the board of directors, with a total cost of up to $10 million, provided that prior notice of all acquisitions is given to the full board of directors. The executive committee did not meet during 2007.

Executive Session

We regularly conclude our board of directors' meetings with executive sessions. After all non-directors leave the board of directors meeting, Mr. Parks leads the board of directors in a director-only executive session. After Mr. Parks leaves the meeting, Mr. Minicucci then leads the non-management members of the board of directors in an executive session.

Communications with the Board of Directors

The board of directors provides a process for stockholders and interested parties to send communications to the board of directors or any individual director. Stockholders and interested parties may forward communications to the board of directors or any individual director through the Corporate Secretary. Communications should be addressed to Alan M. Utay, Corporate Secretary, Alliance Data Systems Corporation, 17655 Waterview Parkway, Dallas, Texas 75252. All communications will be compiled by the office of the Corporate Secretary and submitted to the board of directors or the individual directors on a periodic basis.

Stockholders and interested parties may also submit questions or comments, on an anonymous basis if desired, to the board of directors through our Ethics and Compliance Hotline at (877) 217-6218. Concerns relating to accounting, internal control over financial reporting or auditing matters will be brought to the attention of the audit committee and handled in accordance with our procedures with respect to such matters. We welcome and encourage stockholder communication with the board of directors.

Director Independence

We have adopted general standards for determination of director independence. For a director to be deemed independent, the board of directors must affirmatively determine that the director has no material relationship with us or our affiliates or any member of our senior management or his or her affiliates. This determination is disclosed in the proxy statement for each annual meeting of our stockholders. In making this determination, the board of directors applies the following standards:

- A director who is an employee, or whose immediate family member is an executive officer, of our company may not be deemed independent until three years after the end of such employment relationship. Employment as an interim chairman or chief executive officer will not disqualify a director from being considered independent following that employment.
- A director who receives, or whose immediate family member receives, more than $100,000 per year in direct compensation from our company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), may not be deemed independent until three years after he or she ceases to receive more than $100,000 in compensation. Compensation received by a director for former service as an interim chairman, chief executive officer or other executive officer and compensation received by an immediate family member for service as a non-executive employee for us will not be considered in determining independence under this test.
- A director: (1) who is a current partner, or whose immediate family member is a current partner, of a firm that is our company's internal or external auditor; (2) who is a current employee of such firm; (3) who has an immediate family member who is a current employee of such a firm and who participates in the firm's audit, assurance or tax compliance (but not tax planning) practice; or (4) who was, or whose immediate family member was, a partner or employee of such firm and personally worked on our company's audit within that time period may not be deemed independent until three years after the end of the affiliation or the employment or auditing relationship.
- A director who is employed, or whose immediate family member is employed, as an executive officer of another company where any of our current executive officers serve on that company's compensation committee may not be deemed independent until three years after the end of such service or the employment relationship.
- A director who is an executive officer, general partner or employee, or whose immediate family member is an executive officer or general partner, of an entity that makes payments to, or receives payments from, us for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million or 2% of such other entity's consolidated gross revenues, may not be deemed independent until three years after falling below that threshold.

For relationships not covered by the guidelines above, the determination of whether the relationship is material and, therefore, whether the director would be independent, is made by the board of directors. The board of directors annually reviews the independence of its non-employee directors. Directors have an affirmative obligation to inform the board of directors of any material changes in their circumstances or relationships that may impact their designation as "independent."

The board of directors undertook a review of director independence and considered transactions and relationships between each of the nominees (including their immediate family members) and directors (including their immediate family members), and us (including our subsidiaries and our senior management). Specifically, the board of directors considered our relationship with each of Messrs. Anderson and Minicucci, given their positions as partners of the firm Welsh Carson Anderson & Stowe. The board of directors previously determined that Welsh Carson Anderson & Stowe was no longer an affiliate of the company due to the distribution of all of its holdings of our common stock to various of its limited partners in 2006; this determination was a factor in finding that Messrs. Anderson and Minicucci are independent. The board of directors also considered our relationship with Mr. Jensen, who served as an executive officer of Fiserv, Inc., an affiliate of which has provided certain business processing services to us, and with Mr. Ballou, the Chief Executive Officer of CDI Corporation, an affiliate of which has provided temporary staffing services to us. The amount of each of these transactions was immaterial to both parties, and no personal benefit was conveyed to Mr. Jensen or Mr. Ballou as a result of the transactions. As a result of this review, the board of directors affirmatively determined that, as of the record date for the 2008 annual meeting, none of Messrs. Anderson, Ballou, Benveniste, Cobb, Draper, Jensen or Minicucci has a material relationship with us and, therefore, each is independent as defined by the rules and regulations of the SEC, the listing standards of the New York Stock Exchange and Internal Revenue Code Section 162(m).

Code of Ethics

We have adopted codes of ethics that apply to our chief executive officer, chief financial officer, financial executives, board of directors and employees. The Alliance Data Systems Code of Ethics for Senior Financial Executives and CEO, the Code of Ethics for members of the board of directors and the Code of Ethics for employees are posted on our web site, found at http://www.alliancedata.com (we intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to or waiver from a provision of this code of ethics, if any, by posting such information on our web site).

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Party Transaction Policy

It is our policy not to enter into any "related party transaction" unless the audit committee approves such transaction in accordance with our written related party transaction policy, or the transaction is approved by a majority of disinterested directors of the company. The board of directors has determined that the audit committee is best suited to review and approve related party transactions, although the board of directors may instead determine that a particular related party transaction be reviewed and approved by a majority of disinterested directors. The audit committee annually reviews and assesses the adequacy of the related party transaction policy and recommends any appropriate changes to the board of directors.

No member of the audit committee shall participate in the review or approval of any related party transaction with respect to which such member is a related party. In reviewing and approving any related party transaction, the audit committee shall:

- satisfy itself that it has been fully informed as to the material facts of the related party's relationship and interest and as to the material facts of the proposed related party transaction; and
- determine that the related party transaction is fair to the company.

For these purposes, a related party is: (1) any person who is, or at any time since the beginning of the company's current fiscal year was, an "executive officer" of the company (as defined in Rule 405 promulgated under the Securities Act of 1933 and Rule 3b-7 promulgated under the Securities Exchange Act of 1934); (2) any person who is, or at any time since the beginning of the company's current fiscal year was, a director of the company or a nominee for director of the company; (3) a person (including an entity or group) known to the company to be the beneficial owner of more than 5% of any class of the company's voting securities; (4) an individual who is an "immediate family member" (including any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law) of a person listed in 1, 2, or 3 above; (5) an entity that is, directly or indirectly, owned or controlled by a person listed in 1, 2, 3, or 4 above; (6) an entity in which a person listed in 1, 2, 3 or 4 above serves as an executive officer or principal or in a similar position, or in the case of a partnership, serves as a general partner or holds any position other than that of a limited partner; (7) an entity in which a person listed in 1, 2, 3 or 4 above, together with all other persons specified in 1, 2, 3 and 4 above, owns 10% or more of the equity interest, or in the case of a partnership, 10% or more of the partnership interest; or (8) an entity at which a person listed in 1, 2, 3 or 4 above is employed if (a) the person is directly involved in the negotiation of the related party transaction or will have or share primary responsibility at such entity for the performance of the related party transaction, or (b) the person's compensation from the entity is directly tied to the related party transaction.

A related party transaction includes any transaction (including any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness)), or series of related transactions, or any material amendment to any such transaction, involving a related party and in which the company or any of its subsidiaries is a participant, other than: (1) a transaction involving compensation of directors (the procedures for the review and approval of such transactions have been set forth in the charter of the compensation committee of the board of directors); (2) a transaction involving compensation of an executive officer or involving an employment agreement, severance arrangement, change in control provision or agreement or special supplemental benefit of an executive officer (the procedures for the review and approval of such transactions have been set forth in the charter of the compensation committee of the board of directors); (3) a transaction with a related party involving less than $120,000; (4) a transaction in which the interest of the related party arises solely from the ownership of a class of the company's equity securities and all holders of that class receive the same benefit on a pro rata basis; (5) a transaction in which the rates or charges involved therein are determined by competitive bids, or a transaction that involves the rendering of services as a common or contract carrier, or public utility, at rates or charges fixed in conformity with law or governmental authority; or (6) a transaction that involves services as a bank depositary of funds, transfer agent, registrar, trustee under a trust indenture, or similar services.

At each audit committee meeting, management shall recommend any related party transactions, if applicable, to be entered into by the company. After review, the audit committee shall approve or disapprove such transactions and at each subsequently scheduled meeting, management shall update the audit committee as to any material change to those approved transactions. The audit committee shall establish such guidelines as it determines are necessary or appropriate for management to follow in its dealings with related parties in related party transactions.

All related party transactions of which management is aware are required to be disclosed to the audit committee. If management becomes aware of a proposed related party transaction or an existing related party transaction that has not been pre-approved by the audit committee, management is required to promptly notify the chairman of the audit committee and such transactions shall be submitted to the audit committee for their review, consideration and determination of whether to approve or ratify, as applicable, such transaction if the audit committee determines it is fair to the company. If management, in consultation with the company's chief executive officer or chief financial officer, determines that it is not practicable to wait until the next audit committee meeting, the chairman of the audit committee has the delegated authority during the period between audit committee meetings, to review, consider and determine whether any such transaction is fair to the company and whether the transaction should be approved, or ratified, as the case may be. The chairman of the audit committee shall report to the audit committee any transactions reviewed by him or her pursuant to this delegated authority at the next audit committee meeting.

COMPENSATION COMMITTEE REPORT

The compensation committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the compensation committee recommended to the board of directors that the Compensation Discussion and Analysis be included in this proxy statement.

This report has been furnished by the current members of the compensation committee.

Robert A. Minicucci, Chair
Lawrence M. Benveniste
E. Linn Draper, Jr.

COMPENSATION DISCUSSION AND ANALYSIS

Overview

We consider our total compensation package integral to our ability to grow and improve our business. By design, we have developed, with the guidance of external compensation consultants, a unique mix of compensation elements. Our total program, assuming sustained above industry-average performance, is designed to reward executive officers and other senior management at competitive levels. However, the total program is also structured to significantly reduce rewards for performance below expectations. The compensation committee believes that this design will attract, retain, and motivate executive officers and other senior management with the quality and profile required to successfully lead the company in our highly competitive and evolving industries.

Executive Officers

Our compensation committee, and with respect to the chief executive officer, the board of directors, annually approves compensation for our executive committee of management, which includes J. Michael Parks, John W. Scullion, Ivan M. Szeftel, Edward J. Heffernan, Dwayne H. Tucker, Alan M. Utay, Michael L. Iaccarino and Bryan A. Pearson. In determining appropriate compensation for these executive officers, the compensation committee uses the philosophies and methodologies described in this Compensation Discussion and Analysis. However, Messrs. Iaccarino and Pearson, while previously members of our senior management team, did not join the executive committee until July 2007. Compensation for Messrs. Iaccarino and Pearson was determined in early 2007 prior to the time they joined the executive committee. Accordingly, 2007 compensation for Messrs. Iaccarino and Pearson was generally established in accordance with the procedures used to set appropriate compensation for our senior management below the executive level, as described herein.

Objectives of Compensation

The objectives of our compensation program are to retain our executive officers, to reward our executive officers for meeting our growth and profitability objectives and to align the interests of our executive officers with those of our stockholders. The total direct compensation in 2007 for our executive officers and other senior management was a combination of three components:

- base salary;
- annual performance-based cash incentive compensation; and
- periodic (typically annual) awards of long-term equity incentive compensation, which may be subject to performance-based or time-based vesting provisions.

We use each component of compensation to satisfy one or more of our compensation objectives. The compensation committee places a significant portion of the overall target compensation for our executive officers "at risk" in the form of performance-based cash incentive compensation and long-term equity incentive compensation. According to the survey results provided by our external compensation consultant, we generally target a greater percentage of executive compensation "at risk" than the average among the surveyed companies.

Retention

We believe that continuity in our executive leadership is critical to our long-term success. To encourage executive retention and foster a focus on long-term results, portions of the equity-based compensation granted to our executive officers are subject to multi-year vesting schedules. In addition, the compensation committee has occasionally granted special retention awards designed to encourage retention of our executive officers. Further details of these compensation practices are included below under the caption "Elements of Compensation."

Pay for Performance

Historically, we have targeted 12% revenue growth, 15% EBITDA growth and 18% cash earnings per share, or EPS, growth. The compensation committee selects target performance measures for performance-based cash incentive compensation and long-term equity incentive compensation that it believes are integral to achievement of these growth and profitability objectives, such as annual revenue, cash EPS growth and associate engagement. Performance-based cash incentive compensation and performance-based long-term equity incentive compensation generally pay out or vest only upon achievement of a threshold performance target. Further details of these compensation practices are included below under the caption "Elements of Compensation." EBITDA and cash EPS are defined below under the caption "Non-GAAP Performance Measures."

Alignment with Stockholders

We believe that in addition to the retention benefit associated with executive ownership of our common stock and vested stock options, our executive officers should maintain at least a minimum position in our common stock so that their interests are aligned with those of our stockholders. Under our stock ownership guidelines, we require our chief executive officer to maintain an investment position in our common stock equal to five times his base salary, and we require our chief financial officer and each of our other executive officers to maintain an investment position in our common stock equal to three times their base salary. Further, we require our senior vice presidents to maintain an investment position in our common stock equal to their base salary and our vice presidents to maintain an investment position in our common stock equal to one third of their base salary. Generally, these investment positions must have been met by December 31, 2006, or within five years from the January 1st following the time an executive officer or other senior manager first becomes subject to the stock ownership guidelines. The following table shows the stock ownership levels of our chief executive officer, chief financial officer and three other most highly compensated executive officers (the "NEOs") as of April 17, 2008:

Name	Title	Stock Ownership Position[(1)]
J. Michael Parks	Chairman of the Board of Directors and Chief Executive Officer	40 times base salary
John W. Scullion	President and Chief Operating Officer	13 times base salary
Ivan M. Szeftel	Executive Vice President and President, Retail Credit Services	22 times base salary
Edward J. Heffernan	Executive Vice President and Chief Financial Officer	14 times base salary
Dwayne H. Tucker	Executive Vice President, Human Resources and President, Transaction Services	14 times base salary

(1) The share price used for ownership calculations is calibrated periodically under our stock ownership guidelines. The fair market value of our common stock on January 3, 2007, the last date on which we calibrated the stock price used to determine the number of shares required by the stock ownership guidelines, calculated as the average of the high and low prices as reported on the New York Stock Exchange of $63.55 per share, is the basis for the stock ownership positions shown in this table.

Competitive Considerations

In determining appropriate levels of compensation, the compensation committee considers the competitive market for talent and compensation levels provided by comparable companies, to minimize significant differences that could negatively impact our ability to attract and retain exceptional executive officers. The compensation committee, with the assistance of an external compensation consultant, Hewitt Associates, LLC, generally reviews the compensation practices at proxy peer companies with whom we compete for business and/ or talent, and high performing companies, which we define as companies with annual revenue between $1 billion and $5 billion and three year annualized EPS growth equal to or greater than 18 percent, that are of comparable size and financial performance. For 2007, the companies comprising the survey group included:

- Acxiom Corporation
- Affiliated Computer Services, Inc.
- Convergys Corporation
- DST Systems, Inc.
- Fidelity National Information Services, Inc.
- First Data Corporation
- Fiserv, Inc.
- Global Payments Inc.
- Harte-Hanks, Inc.
- MasterCard Incorporated
- Total System Services, Inc.
- The Western Union Company

Our annual revenues and market capitalization are slightly below the median for this survey group, but our three year total stockholder return and cash EPS growth fall at or near the highest level in the survey group. For purposes of comparing the survey compensation data to our own compensation levels, regression analysis is used to adjust the survey compensation data for differences in revenue. This adjusted value is used as the basis of comparison of compensation between our company and the companies in the survey group.

Generally, the compensation committee targets each component of compensation at a certain percentile of those companies surveyed. For our executive officers, base salary approximates the 60th percentile; total cash compensation, which includes base salary and target performance-based cash incentive compensation, approximates the 75th percentile; and total direct compensation, which includes base salary, target performance-based cash incentive compensation and target long-term equity incentive compensation, approximates the 75th percentile. We believe compensation at these target levels, vis-à-vis the companies surveyed, is appropriate given our record of performing above the average for our peer group. The compensation committee also considers factors such as company performance, individual performance, the expected future contributions, prior compensation and retention risk for each executive officer. Although targeting these percentiles results in greater pay for the chief executive officer than the other executive officers, the compensation committee believes that these compensation levels accurately reflect the relative contributions of each executive officer to the company, taking into account the increased level of responsibility assumed by the chief executive officer for all aspects of our performance.

The compensation committee also engages the external compensation consultant for certain other executive advisory services. Such services include: (i) ongoing support with regard to the latest relevant regulatory, technical, and accounting considerations impacting compensation and benefits programs; (ii) assistance with the design of compensation and benefit programs; (iii) preparation for and attendance at selected management, committee and board of directors meetings; and (iv) other miscellaneous requests that occur throughout the year.

Compensation Procedures

With the assistance of an external compensation consultant, target compensation amounts for our executive officers are determined by the compensation committee and, with respect to our chief executive officer, by the board of directors. Typically, our chief executive officer makes compensation recommendations to the compensation committee with respect to our other executive officers. The compensation committee may accept or adjust the chief executive officer's recommendations in its sole discretion and also makes a recommendation regarding the chief executive officer's compensation to the full board of directors. The chief executive officer does not make any recommendations to the compensation committee or to the board of directors relating to performance measures, targets or similar items that affect his own compensation. Moreover, the chief executive officer recuses himself from any discussions of his own compensation during board of directors and compensation committee meetings. Material changes to pay levels for individuals are typically made only upon a significant change in job responsibilities.

With the exception of significant promotions and new hires, the compensation committee sets target total direct compensation for our executive officers immediately prior to the beginning of each year. This timing allows us to consider the performance of the company and each potential recipient in the prior year, as well as expectations for the upcoming year. Performance-based cash incentive compensation and long-term equity incentive compensation are awarded as early as practicable in the year, contingent upon the availability of the prior year's financial results, in order to maximize the time period over which the applicable performance incentives apply. Whenever possible, our annual grants of equity-based awards to the executive officers and other senior management are made on February 21 (or if February 21 falls on a weekend or holiday, the next business day) of each year, or such other pre-determined date following public release of our earnings for the prior year. This is consistent with our practice of granting equity-based awards for new hires, promotions and associates that have joined us as a result of a merger or acquisition on the 21st day of each month (or if the 21st day falls on a weekend or holiday, the next business day). In the event there exists material information that we have not yet disclosed, the compensation committee may delay or defer the grant of any equity-based awards until all disclosures are current.

Elements of Compensation

Base Salary

While a large portion of our executive officers' compensation is contingent upon meeting specified performance targets, we pay our executive officers a base salary as fixed compensation for their time, efforts and commitments throughout the year. To aid in attracting and retaining qualified executive officers, the compensation committee seeks to keep base salary competitive. In 2007, the base salary for our executive officers, other than Messrs. Iaccarino and Pearson, was set at the 60th percentile of surveyed companies, as described above. In determining the appropriate base salary, the compensation committee also considers, among other factors, the nature and responsibility of the position and, to the extent available, salary norms for persons in comparable positions at comparable companies; the expertise of the individual; and the competitiveness in the market for the executive officer's services.

Base salaries for other senior management are set on an annual basis according to salary bands determined relative to market rates, as reported by various external compensation consultants and studies.

Annual Performance-Based Cash Incentive Compensation

Performance-based cash incentive compensation is paid to our executive officers pursuant to the Executive Annual Incentive Plan, which the board of directors adopted on March 31, 2005 and the stockholders approved on June 7, 2005. The purpose of performance-based cash incentive compensation is to provide an incentive to our executive officers to contribute to our annual growth and profitability objectives, to retain such executive officers and where possible, to qualify for tax deductibility under Section 162(m) of the Internal Revenue Code. The Executive Annual Incentive Plan focuses on matching rewards with results and encourages executive officers to make significant contributions toward our financial results by providing a basic reward for reaching minimum expectations, plus an upside for reaching our aspirational goals.

Terms of Awards

In 2007, base salary plus target performance-based cash incentive compensation, or total cash compensation, for our executive officers, other than Messrs. Iaccarino and Pearson, was set at the 75th percentile of surveyed companies, as described above. Each executive officer has a target payout amount that is expressed as a percentage of his annualized base salary. For Mr. Parks, the target payout amount was 131% of base salary, for Mr. Scullion, 100% of base salary, for Mr. Szeftel, 125% of base salary, for Mr. Heffernan, 110% of base salary and for Mr. Tucker, 125% of base salary. In addition, our chief executive officer has the discretion, as authorized by the compensation committee, to adjust each payout of performance-based cash incentive compensation up or down by up to 10% from the amount communicated to the executive officer; however, the chief executive officer does not have the authority to make any such adjustments to his own payout amount. In determining whether and to what extent to make such adjustments, the chief executive officer typically considers the value provided by each executive officer, as demonstrated by the challenges addressed and particular expertise required of such executive officer during the fiscal year.

Guided by our annual growth and profitability objectives of 12% revenue growth, 15% EBITDA growth and 18% cash EPS growth, the payout of performance-based cash incentive compensation for our executive officers is generally contingent upon meeting line of business specific and/or corporate EBITDA targets, line of business specific and/or corporate revenue targets and target levels of associate engagement. We consider associate engagement, which is the extent to which associates are committed, motivated and actively involved in helping our company be successful, to be a critical, non-financial organizational factor that contributes to sustainable business performance and to maintaining a competitive advantage in recruiting, developing and retaining high performing associates. Weightings applicable to each of these components of performance-based cash incentive compensation vary by executive officer, as set forth in the table below with regard to our NEOs.

Name	Corporate Revenue	Corporate EBITDA	Corporate Associate Engagement	Other Key Performance Indicators	Line of Business Specific Performance Targets
J. Michael Parks	40%	45%	15%	—	—
John W. Scullion	40%	45%	15%	—	—
Ivan M. Szeftel	10%	10%	—	—	80%
Edward J. Heffernan	25%	45%	10%	20%	—
Dwayne H. Tucker[(1)]	25%	45%	10%	20%	—
	10%	10%	—	—	80%

(1) During 2007, Mr. Tucker assumed the responsibility as Executive Vice President of Human Resources, in addition to his responsibilities as the President of our Transaction Services segment. Accordingly, Mr. Tucker's original performance-based incentive compensation target amount was split into two portions to reflect this additional assignment. Each portion had varying components and weightings, as shown in the table above.

As shown above, performance-based cash incentive compensation for Messrs. Parks, Scullion and Heffernan, and for a portion of Mr. Tucker's performance-based cash incentive compensation was based primarily on corporate targets, reflecting the responsibilities of these executive officers. Our corporate performance targets for 2007 were $2.15 billion in revenue, $575 million in EBITDA and a 71% associate engagement rate.

Each of Messrs. Heffernan and Tucker also had certain portions of their performance-based cash incentive compensation linked to certain key performance indicators. These key performance indicators were determined by the chief executive officer and relate to certain essential aspects of our performance that may not be directly correlated to our financial performance. For the 2007 performance year, these key performance indicators included meeting budget goals and securing excess liquidity given the current credit market conditions for Mr. Heffernan, and achieving corporate synergy targets for human resources, corporate marketing and corporate communications for Mr. Tucker. The chief executive officer monitors the development of these key performance indicators throughout the performance year and makes the determination, in his discretion, of the percentage payout with respect to this component of performance-based cash incentive compensation.

In addition, 80% of the target payout amount for Mr. Szeftel and the portion of the target payout amount for Mr. Tucker reflecting his line of business responsibilities were linked to certain lines of business for which they maintained accountability in 2007, as follows: 40% line of business EBITDA target; 25% line of business revenue target and 15% line of business associate engagement target. Mr. Szeftel's targets were based on the performance of the retail services line of business, and were $829.7 million in revenue, $422.6 million in EBITDA and a 75% associate engagement rate. Mr. Tucker's targets were based on the performance of the utility services, merchant services and mail services lines of business, and were a combined $375 million in revenue, $18 million in EBITDA and a 65% associate engagement rate.

On March 10, 2008, we realigned our business segments used for financial reporting purposes to more accurately reflect our core businesses, as described in our Current Report on Form 8-K filed with the SEC on March 13, 2008. The previous retail services line of business consisted of what is now segmented as private label services and private label credit. Our mail services line of business was sold effective November 7, 2007 and our utility services and merchant services lines of business have been reclassified as discontinued operations for financial reporting purposes.

For each performance target, payout is determined on a fixed scale, ranging from 65% payout when a minimum percentage of the target is met, 100% payout when 100% of the target is met and a maximum 150% payout when the target is exceeded by a certain percentage, as follows:

	Minimum Payout	Target Payout	Maximum Payout
Corporate and Credit Services Segment	90% of target achieved	100% of target achieved	110% or more of target achieved
Other Business Segments	80% of target achieved	100% of target achieved	120% or more of target achieved

Payout over 100% for the associate engagement component is contingent upon meeting both the applicable EBITDA and revenue targets. Eligibility to receive the revenue component of the performance-based cash incentive compensation is also contingent upon meeting a pre-determined corporate cash EPS growth objective, which for 2007 was $3.14 per share.

In accordance with the pre-determined formula for the calculation of performance-based cash incentive compensation payouts and the applicable weightings as set forth above, our NEOs received the payouts of performance-based cash incentive compensation as reflected in the Summary Compensation Table below, which equate to the following percentages of target payout amounts for the 2007 performance year: for Mr. Parks, 139%; for Mr. Scullion, 139%; for Mr. Szeftel, 139%; for Mr. Heffernan, 146%; and for Mr. Tucker, 110%.

The compensation committee feels that revenue, EBITDA, cash EPS and associate engagement performance measures are integral to achievement of our long-term growth and profitability objectives. However, when making awards, the compensation committee has discretion to select from numerous performance measures and may employ those performance measures it deems most appropriate for a given year. The selected performance measures may differ from year to year, and may also include any of the following: annual return on capital, net earnings, annual earnings per share, annual cash flow provided by operations, funds from operations, funds from operations per share, operating income, before or after tax income, cash available for distribution, cash available for distribution per share, return on equity, return on assets, share price performance, improvements in our attainment of expense levels, implementation or completion of critical projects, improvement in cash-flow or (before or after tax) earnings and attainment of strategic business criteria or total shareholder return. Additional details of performance-based cash incentive compensation are included below under the caption "Non-Equity Incentive Compensation."

Generally, for other senior management below the executive level, performance-based cash incentive compensation is paid pursuant to incentive compensation plans approved annually by the compensation committee. Each participant has a target payout amount that is expressed as a percentage of his or her annualized base salary. The amount of compensation a participant receives depends on the percentage of performance targets that are achieved. Under the 2007 Incentive Compensation Plan, the critical performance measures were overall corporate and line of business revenue and EBITDA targets, associate engagement, as measured by an annual associate satisfaction survey, and in some cases, individual performance against pre-determined objectives.

Payout over 100% for the associate engagement component is contingent upon meeting both the applicable EBITDA and revenue targets. Payouts are determined on a fixed scale, ranging from 65% payout when a minimum percentage of the target is met, 100% payout when 100% of the target is met and a maximum 150% payout when the target is exceeded by a certain percentage, except that the payout for the individual performance component may not exceed 110%.

We set applicable revenue, EBITDA and cash EPS growth targets at relatively high levels with respect to our past performance. While performance targets have frequently been achieved, we are a young company with historically high rates of growth. As we continue to grow and expand our offerings and client base, we believe these performance targets will become increasingly challenging for our executive officers and other senior management to obtain and will continue to encourage sustained above industry-average growth and high stockholder return.

Waiver or Amendment

Under the Executive Annual Incentive Plan, the compensation committee has the authority to reduce or eliminate an award to a participant after a termination or a reduction in duties and may adjust performance targets or awards to take into account certain significant corporate events or in response to changes in relevant accounting or other rules and regulations. Further, the board of directors or the compensation committee, if so designated by the board of directors, has authority to amend, modify or suspend the Executive Annual Incentive Plan and the terms and provisions of any award granted thereunder that has not yet been paid. Individual payment calculations and amounts under the incentive compensation plans applicable to other senior management may be adjusted or modified at any time with the approval of the chief executive officer, the appropriate executive vice president, the appropriate business manager and the senior director of corporate compensation. No such changes were made to any awards granted to our executive officers with respect to the 2007 performance year.

Long-Term Equity Incentive Compensation

We grant long-term equity incentive awards to encourage retention and foster a focus on long-term results, as well as to align the interests of our executive officers with those of our stockholders. In granting these awards, the compensation committee may establish restrictions, performance measures and targets as it deems appropriate. Generally, awards of long-term equity incentive compensation pay out only upon attainment of a threshold level of pre-determined performance targets, such as cash EPS, revenue or EBITDA growth, or continued employment of an executive officer.

In 2007, total direct compensation, which includes base salary, target performance-based cash incentive compensation and target long-term equity incentive compensation, for our executive officers, other than Messrs. Iaccarino and Pearson, was set at the 75th percentile of surveyed companies, as described above. In determining the size of long-term equity incentive awards, the compensation committee also considers, among other factors, the value of total direct compensation for comparable positions in comparable companies, company and individual performance against strategic plans, the number and value of stock options and restricted stock or restricted stock unit awards previously granted, the allocation of overall equity awards attributed to our executive officers relative to all equity awards and the relative proportion of long-term incentives within the total direct compensation mix.

We currently grant long-term equity incentive compensation to the executive officers and senior management pursuant to our 2005 Long Term Incentive Plan and have granted long-term equity incentive compensation that remains outstanding under our prior equity plans, both the 2003 Long Term Incentive Plan and the Amended and Restated Alliance Data Systems Corporation and its Subsidiaries Stock Option and Restricted Stock Plan. The 2005 Long Term Incentive Plan was adopted by the board of directors on March 31, 2005 and approved by stockholders on June 7, 2005. Each of the three plans permit the board of directors to delegate all or a portion of its authority under the plan to the compensation committee, and the board of directors has done so except for purposes of awards to the chief executive officer. The 2003 Long Term Incentive Plan was approved by stockholders in June 2003, and the Amended and Restated Alliance Data Systems Corporation and its Subsidiaries Stock Option and Restricted Stock Plan was approved by stockholders before we became a public company.

Terms of Awards

Long-term equity incentive awards to our executive officers typically consist of a roughly equal mix of: (1) options to purchase our common stock; (2) time-based restricted stock or time-based restricted stock unit awards; and (3) performance-based restricted stock or performance-based restricted stock unit awards. In each case, the executive officer must be employed at the time of vesting to receive the award. Stock options, by their nature, only provide a reward when the price of our common stock appreciates over time, and awards of time-based and performance-based restricted stock or stock units encourage retention and directly build executive stock ownership.

The average of the high and low prices on the New York Stock Exchange during the trading hours on the date of grant is utilized as the basis for determining the specific number of either time-based or performance-based restricted stock or restricted stock unit awards. The number of options granted is determined by multiplying that average price times the binomial lattice model valuation performed by an independent third party. We issued restricted stock under our equity plans through February 2006 and have issued exclusively restricted stock units since that time, and we do not anticipate issuing restricted stock in the future. The exercise price for stock options is the fair market value of our common stock on the date of grant, which, according to the terms of each of our equity plans, is equal to the average of the high and low prices on the New York Stock Exchange during the trading hours on the date of grant. Stock options typically vest ratably over three years and expire ten years after the date of grant, if unexercised.

Time-based restricted stock and time-based restricted stock unit awards granted to our executive officers typically vest ratably over a three year period. Performance-based restricted stock unit awards granted to our executive officers in 2007, other than Messrs. Pearson and Iaccarino, vested in February 2008 based on 2007 cash EPS growth, with the number of shares ultimately received determined on a fixed scale with a minimum cash EPS growth rate of 10% necessary to receive a minimum 50% of the award, 18% cash EPS growth to receive 100% of the award, and at least 36% cash EPS growth to receive a maximum 200% of the award. These target growth rates were selected to emulate long-term historical S&P 500 performance at the 50th, 75th and 90th percentiles, respectively. For purposes of this calculation, cash EPS includes stock-based compensation expense, net of tax. Based on the company's cash EPS growth of 20.9% in 2007, our executive officers, other than Messrs. Iaccarino and Pearson, received 111% of the performance-based restricted stock unit awards granted in 2007. Additional details of long-term equity incentive compensation are included below under the caption "Equity Incentive Compensation."

Awards granted to other senior management are made concurrently with awards to our executive officers and are subject to the same general vesting provisions, except with regard to performance-based restricted stock units. For performance-based restricted stock units granted to senior management below the executive level, no shares may vest unless the minimum 10% cash EPS growth target is obtained, at which point 100% of the shares or units vest. Based on the company's cash EPS growth of 20.9% in 2007, 100% of the awards granted to senior management vested in February 2008.

Waiver or Amendment

Following certain significant corporate events, unusual and non-recurring corporate events or following changes in applicable laws, regulations or accounting principles, the compensation committee has the authority under both the 2005 Long Term Incentive Plan and the 2003 Long Term Incentive Plan to waive performance conditions relating to an award and to make adjustments to any award that the compensation committee feels is appropriate. Further, the compensation committee may reduce payout amounts under performance-based awards if, in the discretion of the compensation committee, such a reduction is appropriate. The compensation committee may not, however, increase the payout amount for any such performance-based award. In addition, these plans do not permit stock options to be "repriced" at a lower exercise price, or otherwise modified or amended in such a manner that would constitute a "repricing." Under both the 2005 Long Term Incentive Plan and the 2003 Long Term Incentive Plan, the compensation committee has the authority to cancel or require repayment of an award in the event a participant or former participant breaches any non-solicitation agreement entered into with the company. Under the Amended and Restated Alliance Data Systems Corporation and its Subsidiaries Stock Option and Restricted Stock Plan, the board of directors or delegated committee thereof has the right to amend any stock option or restricted stock or restricted stock unit award granted to a participant, in most cases subject to the participant's written consent.

Special Awards

On January 31, 2007, the compensation committee and the board of directors approved a special award for certain of our executive officers, including Messrs. Scullion, Szeftel, Heffernan, Tucker and Utay, designed to retain and incent those executive officers, consistent with stockholder value, in recognition of the company's proven track record of success attributable to continuity in the executive leadership and the performance of those executive officers. This special award includes cash and performance-based restricted stock units on a three-year, back-end loaded vesting schedule of 25%, 25% and 50%. The cash portion of this special award is pursuant to the Executive Annual Incentive Plan and the performance-based restricted stock unit portion of the special award is pursuant to the 2005 Long Term Incentive Plan, each as described above. The special awards are structured to meet the deductibility requirements of Internal Revenue Code Section 162(m). Business needs and other retention considerations led to differentiation among the individual executive officers in calibrating the special award values.

On December 21, 2007, the compensation committee approved awards of time-based restricted stock units to Messrs. Scullion, Szeftel, Heffernan and Pearson, which awards vest three years from the date of grant. These special retention awards were made, in part, to facilitate these executive officers' required equity contributions in connection with the Merger, and were made in lieu of the typical annual award of long-term equity incentive compensation that would otherwise have been granted in February 2008.

Further details of these special awards are set forth below under the caption "Special Awards."

Executive Deferred Compensation Plan

We adopted the Executive Deferred Compensation Plan in December 2004 as a successor to our former Supplemental Executive Retirement Plan, a substantially similar deferred compensation plan. The purpose of the Executive Deferred Compensation Plan is to help certain key individuals maximize their pre-tax savings and company contributions that are otherwise restricted due to tax limitations. The Executive Deferred Compensation Plan allows the participant to contribute:

- up to 50% of eligible compensation on a pre-tax basis;
- any pre-tax 401(k) contributions that would otherwise be returned because of reaching the statutory limit under Section 415 of the Internal Revenue Code; and
- any retirement savings plan contributions for compensation in excess of the statutory limits.

Account balances accrue interest at a rate of 8.0% per year, which is currently above market rates as defined by the SEC; this interest rate may be adjusted periodically by the committee of management that administers the Executive Deferred Compensation Plan. Further details of the Executive Deferred Compensation Plan are set forth below following the Nonqualified Deferred Compensation table.

Perquisites

With limited exceptions, the compensation committee's policy is to provide personal benefits and perquisites to our executive officers that are substantially similar to those offered to our other associates at or above the level of vice president. The personal benefits and perquisites that may be available in addition to those available to our other associates include enhanced life insurance, long-term disability benefits, an annual physical, company contributions to the Executive Deferred Compensation Plan, travel and related expenses for spouses in connection with company events, and in certain cases, commuting and living expenses. For additional information about the perquisites given to our NEOs in 2007, see the Summary Compensation Table below.

Agreements with Executive Officers

Change in Control Agreements

We believe that executive performance generally may be hampered by distraction, uncertainty and other activities in the event of an actual or threatened change in control event. In order to reduce such adverse effects and encourage fair treatment of our executive officers in connection with any such change in control event, we have entered into a change in control agreement with certain of our executive officers. Payouts under the change in control agreements are triggered upon a qualifying termination, defined in the change in control agreements as: (1) termination by the executive officer for good reason within two years of a change in control event; or (2) termination of the executive officer by the company without cause within two years of a change in control event. With regard to our chief executive officer, termination for good reason or termination without cause must occur within three years of a change in control event. A termination of the executive officer's employment due to disability, retirement or death will not constitute a qualifying termination. We believe that this "double trigger" approach is appropriate, whereby an executive officer will only receive payout under a change in control agreement following both a change in control and a subsequent termination under the enumerated circumstances.

Upon a qualifying termination, the executive officer will be paid all earned and accrued salary due and owing to the executive officer, a pro-rata portion of the executive officer's target bonus, continued medical, dental and hospitalization coverages for a pre-determined period, other benefits due under benefit plans, all accrued and unpaid vacation and a severance amount. For our chief executive officer, the severance amount is equal to three times the sum of his current base salary and target cash incentive compensation, and for our chief financial officer and other executive officers, the severance amount is equal to two times the sum of the executive officer's current base salary and target cash incentive compensation. Any severance amounts to which the executive officer is entitled will be paid in a lump sum within thirty days of execution by the executive officer of a general release.

If an executive officer becomes entitled to a severance amount under a change in control agreement, such executive officer will not be entitled to severance payments under any other agreement or arrangement, including any employment agreement. Additional details of these change in control agreements are set forth below under the caption "Potential Payments upon Termination or Change in Control."

Employment Agreements

We generally do not enter into employment agreements with our associates. However, in connection with some of our acquisitions we have entered into agreements with selected key individuals to ensure the success of the integration of the acquisition and long-term business strategies. Further, we previously entered into employment agreements with Messrs. Parks, Scullion and Szeftel to ensure their retention throughout the early stages of our growth. The terms of the employment agreements with Messrs. Parks, Scullion and Szeftel are generally no longer applicable except for certain severance or benefits, as described below under the caption "Potential Payments upon Termination or Change in Control," in the event of a termination other than a qualifying termination following a change in control event. The compensation and benefits determinations for Messrs. Parks, Scullion and Szeftel are currently made by the board of directors and compensation committee, consistent with the company's compensation policies as described in this Compensation Discussion and Analysis.

Indemnification Agreements

We have entered into indemnification agreements with each of our executive officers so that they may serve the company without undue concern for their protection in connection with their services. Under these indemnification agreements, if a current or former executive officer is made a party or is threatened to be made a party, as a witness or otherwise, to any threatened, pending or completed action, suit, inquiry or other proceeding by reason of any action or inaction on his part while acting on behalf of the company, the board of directors may approve payment or reimbursement of properly documented expenses, including judgments, fines, penalties, attorneys' fees and other costs reasonably incurred by the executive officer in connection with such proceeding, to the extent not paid by applicable insurance policies. This indemnification only applies to the extent permitted by Delaware general corporation law, and the company will not be liable for damages or judgments: (1) based upon or attributable to the executive officer gaining any personal profit or advantage to which the executive officer was not legally entitled; (2) with respect to an accounting of profits made from the purchase or sale by the executive officer of securities of the company within the meaning of Section 16(b) of the Securities Exchange Act of 1934, as amended; or (3) resulting from an adjudication that the executive officer committed an act of active and deliberate dishonesty with actual dishonest purpose and intent, which act was material to the cause of action adjudicated.

Reasonability of Compensation

In determining appropriate compensation levels, during the course of 2007 the compensation committee reviewed all forms of executive compensation and balances in equity, retirement and nonqualified deferred compensation plans, including base salary, performance-based cash incentive compensation, long-term equity incentive awards, ratios of vested to unvested equity previously granted to our executive officers, realized stock option gains, realizable amounts from equity previously granted to our executive officers, the company's contributions to the Alliance Data Systems 401(k) and Retirement Savings Plan and Executive Deferred Compensation Plan, life insurance and long-term disability premiums and the value of any perquisites received for the 2007 performance year. Based on company performance in 2007 and in prior years, and other applicable factors and known information, including the market data provided by the external compensation consultant, the compensation committee, and the board of directors with respect to the chief executive officer, have each determined that the total 2007 compensation paid to our executive officers was reasonable and not excessive. As previously reported, our revenue increased 14.6% to a record $2.29 billion, compared to $1.99 billion in 2006. Adjusted EBITDA increased 24.7% to $642.8 million, compared to $515.4 million for 2006. In addition, cash earnings per diluted share increased 19% to $3.75 per diluted share, compared to $3.14 per diluted share in 2006.

Tax Considerations

Section 162(m) of the Internal Revenue Code limits the tax deduction to $1 million for compensation paid to each of certain executive officers of public companies. The compensation committee has considered these requirements and believes that the Executive Annual Incentive Plan and certain grants made under the Amended and Restated Alliance Data Systems Corporation and its Subsidiaries Stock Option and Restricted Stock Plan, the 2003 Long Term Incentive Plan and the 2005 Long Term Incentive Plan meet the requirement that they be "performance-based" and, therefore, compensation paid to our executive officers pursuant to the terms of these plans would generally be exempt from the limitations on deductibility. Our present intention is to comply with Section 162(m) unless the compensation committee feels that compliance in a particular instance would not be in our best interest.

Director Compensation

Members of our board of directors who are also officers or employees of our company do not receive compensation for their services as directors. All directors are reimbursed for reasonable out-of-pocket expenses incurred while serving on the board of directors and any committee of the board of directors. Non-employee director compensation typically includes an annual cash retainer, cash meeting fees and annual equity awards consisting of options to purchase our common stock and restricted stock awards. In June 2007, however, due to the Merger, the compensation committee recommended and the board of directors approved a change to the compensation paid to our non-employee directors. For the 2007-2008 service term, commencing on June 6, 2007 and ending on the date of our 2008 annual meeting of stockholders or such earlier date, subject to the closing of the Merger, the non-employee directors did not receive any equity awards and instead received additional cash compensation, as set forth below in the Director Compensation table. Additional details of our director compensation package are included below following the Director Compensation table.

We typically target total non-employee director compensation between the 50th and 75th percentile of comparable public companies. We feel this approach to non-employee director compensation is appropriate because: (1) we are a public company; (2) there is an increased focus on corporate governance and has been a corresponding drain to the available talent pool for directors; and (3) we want to align our non-employee director compensation plan with our executive compensation plans.

We have entered into an indemnification agreement with each of our directors. These indemnification agreements contain substantially the same terms as described above with respect to our executive officers.

Non-GAAP Performance Measures

As described above, certain performance-based compensation is dependent, in part, upon the attainment of EBITDA and cash EPS targets. EBITDA is a non-GAAP financial measure generally equal to net income, the most directly comparable GAAP financial measure, plus stock compensation expense, provision for income taxes, interest expense, net, depreciation and other amortization and amortization of purchased intangibles. Cash EPS is generally equal to net income per share, but without deduction for non-cash operating expenses, such as amortization of purchased intangibles and stock compensation expense, with an applicable income tax adjustment. We use EBITDA measures as an integral part of our internal reporting to measure the performance of our reportable segments and to evaluate the performance of our senior management, as well as to monitor compliance with financial covenants in our credit agreement and our senior note agreements.

EBITDA measures are considered important indicators of the operational strength of our businesses. EBITDA measures eliminate the uneven effect across all business segments of considerable amounts of non-cash depreciation of tangible assets and amortization of certain intangible assets that were recognized in business combinations. A limitation of this measure, however, is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in our businesses. Management evaluates the costs of such tangible and intangible assets, the impact of related impairments, as well as asset sales through other financial measures, such as capital expenditures, investment spending and return on capital. EBITDA measures also eliminate the non-cash effect of stock compensation expense. Stock compensation expense is not included in the measurement of EBITDA provided to the chief operating decision maker for purposes of assessing segment performance and decision making with respect to resource allocations. Therefore, we believe that EBITDA measures provide useful information to our investors regarding our performance and overall results of operations.

EBITDA measures are not intended to be performance measures that should be regarded as an alternative to, or more meaningful than, either operating income or net income as an indicator of operating performance or to cash flows from operating activities as a measure of liquidity. In addition, EBITDA measures are not intended to represent funds available for dividends, reinvestment or other discretionary uses, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The EBITDA measures discussed in this proxy statement may not be comparable to similarly titled measures presented by other companies, and may not be identical to corresponding measures used in our various agreements.

DIRECTOR AND EXECUTIVE OFFICER COMPENSATION

The following tables and accompanying narratives set forth the compensation paid to our chief executive officer, chief financial officer and the next three most highly paid executive officers for the fiscal years ended December 31, 2006 and 2007.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)(3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(4)	Total ($)
J. Michael Parks	2007	$900,000	$100,000	$2,351,484	$1,094,290	$1,635,863	$29,282	$ 64,857	$6,175,776
Chairman of the Board of Directors and Chief Executive Officer	2006	$840,000	—	$2,784,859	$1,335,655	$1,572,196	$25,796	$ 75,907	$6,634,413
John W. Scullion(5)	2007	$774,435	$134,316	$1,399,380	$ 596,156	$1,343,162	—	$306,594	$4,554,043
President and Chief Operating Officer	2006	$549,622	$ 91,296(6)	$1,395,903	$ 606,367	$ 792,180	—	$ 58,108	$3,493,476
Ivan M. Szeftel	2007	$475,000	$ 75,560	$1,660,552	$ 485,839	$ 755,606	$ 9,593	$ 94,272	$3,556,422
Executive Vice President and President, Retail Credit Services	2006	$460,000	$ 66,066	$1,532,637	$ 538,998	$ 825,844	$ 6,831	$ 96,088	$3,526,464
Edward J. Heffernan	2007	$425,000	$ 63,189	$1,462,321	$ 371,946	$ 631,890	$ 6,675	$ 49,079	$3,010,100
Executive Vice President and Chief Financial Officer	2006	$400,000	$ 56,579	$1,170,508	$ 408,828	$ 628,650	$ 4,086	$ 48,828	$2,714,479
Dwayne H. Tucker	2007	$375,000	$ 45,140	$1,152,332	$ 360,234	$ 451,406	$11,502	$143,222	$2,538,836
Executive Vice President, Human Resources and President, Transaction Services	2006	$365,000	$ 20,224	$1,243,090	$ 413,993	$ 334,020	$ 7,663	$155,469	$2,539,459

(1) This column includes amounts deferred pursuant to the Executive Deferred Compensation Plan. In 2007, $47,501 was deferred by Mr. Szeftel, $63,750 was deferred by Mr. Heffernan and $56,250 was deferred by Mr. Tucker; in 2006, $26,892 was deferred by Mr. Szeftel, $95,133 was deferred by Mr. Heffernan and $49,000 was deferred by Mr. Tucker.

(2) Amounts in this column represent discretionary increases to Non-Equity Incentive Plan Compensation granted to the executive officers by the chief executive officer, in his sole discretion, and with regard to the chief executive officer, discretionary increases to Non-Equity Incentive Plan Compensation granted by the board of directors, in their sole discretion.

(3) This column includes amounts deferred pursuant to the Executive Deferred Compensation Plan. In 2007, $83,117 was deferred by Mr. Szeftel and $104,262 was deferred by Mr. Heffernan; in 2006, $71,352 was deferred by Mr. Szeftel, $82,227 was deferred by Mr. Heffernan and $177,122 was deferred by Mr. Tucker.

(4) See the All Other Compensation table below for further information regarding amounts included in this column.

(5) Amounts included for Mr. Scullion are shown in US Dollars but were paid to Mr. Scullion in Canadian Dollars. To convert the amounts paid to US Dollars, we used the prevailing exchange rate as of the last business day of the applicable year (for 2007 amounts, an exchange rate of 1.01936 US Dollars per Canadian Dollar, and for 2006 amounts, an exchange rate of .86169 US Dollars per Canadian Dollar).

(6) This amount includes $20,000 granted to Mr. Scullion commensurate with his appointment as President and Chief Operating Officer in October 2006, before his compensation was increased.

The amounts reported in the Stock Awards and Option Awards columns reflect the dollar amount, without any reduction for risk of forfeiture, recognized for financial reporting purposes for the fiscal years ended December 31, 2006 and 2007 of awards of stock options and restricted stock or restricted stock units to each of the NEOs calculated in accordance with the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"), and were calculated using certain assumptions, as set forth in Note 15 to our audited financial statements for the fiscal year ended December 31, 2007, included in our Annual Report on Form 10-K, filed with the SEC on February 28, 2008. These amounts reflect our accounting expense, and may not correspond to the actual value that will be realized by the NEOs. To see the value of awards made to the NEOs in 2007, see the Fiscal Year 2007 Grants of Plan Based Awards table below. Awards included in the Stock Awards and Option Awards columns were granted pursuant to the 2005 Long Term Incentive Plan, discussed in further detail below under the caption "Equity Incentive Compensation."

The amounts reported in the Non-Equity Incentive Plan Compensation column reflect the amounts earned and paid to each NEO in February 2007 and 2008 for 2006 and 2007 performance, respectively, under the Executive Annual Incentive Plan, as described below under the caption "Non-Equity Incentive Compensation." For the 2007 performance year, these amounts are the actual amounts earned under the awards described in the Fiscal Year 2007 Grants of Plan-Based Awards table below. These payout amounts were computed in accordance with the pre-determined formula for the calculation of performance-based cash incentive compensation and the applicable weightings as set forth above in the Compensation Discussion and Analysis.

The amounts reported in the Change in Pension Value and Nonqualified Deferred Compensation Earnings column consist entirely of above-market earnings on compensation deferred pursuant to the Executive Deferred Compensation Plan, as described below following the Nonqualified Deferred Compensation table. Above-market earnings represent the difference between market interest rates determined pursuant to SEC rules and the 8.0% annual interest rate credited by the company on contributions.

All Other Compensation

Name	Year	Registrant Contributions to 401(k) and Retirement Savings Plan	Registrant Contributions to Executive Deferred Compensation Plan	Life Insurance Premiums	Medical and Dental Insurance Premiums	Disability Insurance Premiums	Other	Perquisites and Personal Benefits
J. Michael Parks	2007	$ 9,000	$34,693	$570	$ 11,139	$ 1,800	—	$ 7,655(1)
	2006	$16,031	$34,619	$130	$ 10,722	$ 150	—	$ 14,255
John W. Scullion(2)	2007	—	—	—	$141,468(3)	$11,009(4)	$134,186(5)	$ 19,931(6)
	2006	—	—	$ 18	$ 24,875(7)	$10,039(8)	—	$ 23,176
Ivan M. Szeftel	2007	$ 9,000	$34,693	$652	$ 10,999	$ 1,800	—	$ 37,128(9)
	2006	$16,031	$29,483	$607	$ 10,588	$ 150	—	$ 39,229
Edward J. Heffernan ..	2007	$ 9,000	$24,739	$583	$ 10,999	$ 1,800	—	$ 1,958(10)
	2006	$16,031	$20,093	$528	$ 10,068	$ 150	—	$ 1,958
Dwayne H. Tucker	2007	$ 9,000	$24,662	$515	$ 10,619	$ 1,800	—	$ 96,626(11)
	2006	$16,031	$12,680	$483	$ 10,202	$ 150	—	$115,923

(1) This amount includes supplemental life insurance premiums, an executive physical, personal use of a country club membership and travel and related expenses for his spouse in connection with company events.

(2) Amounts included for Mr. Scullion are shown in US Dollars but were paid to Mr. Scullion in Canadian Dollars. To convert the amounts paid to US Dollars, we used the prevailing exchange rate as of the last business day of the applicable year (for 2007 amounts, an exchange rate of 1.01936 US Dollars per Canadian Dollar, and for 2006 amounts, an exchange rate of .86169 US Dollars per Canadian Dollar).

(3) This amount includes medical and dental insurance premiums and $137,464 required employer health tax.

(4) This amount includes both short-term and long-term disability insurance premiums.

(5) This amount represents travel insurance policies and $134,146 in reimbursements for US income taxes paid to Mr. Scullion and a corresponding gross-up to offset additional Canadian income taxes due from Mr. Scullion as a result of this payment. Because Mr. Scullion resides in Canada and has responsibilities in both Canada and the US, Mr. Scullion is subject to income taxes in both the US and Canada. Any credit received by Mr. Scullion against his Canadian income taxes as a result of this payment will be due and owing to us by Mr. Scullion.

(6) This amount includes supplemental life and medical insurance premiums and travel and related expenses for his spouse in connection with company events.

(7) This amount represents required employer contributions to Canada's health insurance program.

(8) This amount includes both long-term disability insurance premiums and long-term illness insurance premiums.

(9) This amount includes supplemental life insurance premiums, commuting and housing expenses, use of a company vehicle and travel and related expenses for his spouse in connection with company events.

(10) This amount represents supplemental life insurance premiums.

(11) This amount includes supplemental life insurance premiums, an executive physical, travel and related expenses for his spouse in connection with company events, personal use of a country club membership, $26,350 in commuting expenses, $40,192 in housing expenses and $22,884 in tax reimbursements for housing expenses. Each of these items were either reimbursed directly to Mr. Tucker or directly paid on behalf of Mr. Tucker.

Fiscal Year 2007
Grants of Plan-Based Awards

The following table provides information about equity and non-equity awards granted to the NEOs in 2007, including performance-based cash incentive compensation awards and stock option and restricted stock unit awards. Each award is shown separately for each NEO, with the corresponding vesting schedule for each equity award in the footnotes following this table.

Name	Grant Date	Date Authorized by the Board of Directors or Compensation Committee (relative to option awards)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards			Exercise or Base Price of Option Awards ($/Sh)[2]	Closing Market Price on Grant Date (relative to option awards)	Full Grant Date Fair Value of Equity Awards Granted in 2007
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)			
J. Michael Parks	2/21/07					8,800	17,601[3]	35,202			$1,112,559
J. Michael Parks	2/21/07						17,601[4]				$1,112,559
J. Michael Parks	2/21/07	1/31/07					41,408[5]		$63.35	$63.21	$1,083,380
J. Michael Parks			$766,350	$1,179,000	$1,768,500						
John W. Scullion	2/21/07					3,882	7,765[6]	15,530			$ 490,826
John W. Scullion	2/21/07						7,765[7]				$ 490,826
John W. Scullion	2/21/07	1/31/07					18,268[8]		$63.35	$63.21	$ 477,956
John W. Scullion	2/21/07						13,395[9]				$ 846,698
John W. Scullion				$ 862,500[10]							
John W. Scullion	12/21/07						18,350[11]				$1,370,745
John W. Scullion[12]			$629,229	$ 968,044	$1,452,066						
Ivan M. Szeftel	2/21/07					3,688	7,377[13]	14,754			$ 466,300
Ivan M. Szeftel	2/21/07						7,377[14]				$ 466,300
Ivan M. Szeftel	2/21/07	1/31/07					17,355[15]		$63.35	$63.21	$ 454,068
Ivan M. Szeftel	2/21/07						21,354[16]				$1,349,786
Ivan M. Szeftel				$1,375,000[17]							
Ivan M. Szeftel	12/21/07						12,235[18]				$ 913,955
Ivan M. Szeftel			$389,025	$ 598,500	$ 897,750						
Edward J. Heffernan	2/21/07					3,235	6,471[19]	12,942			$ 409,032
Edward J. Heffernan	2/21/07						6,471[20]				$ 409,032
Edward J. Heffernan	2/21/07	1/31/07					15,223[21]		$63.35	$63.21	$ 398,288
Edward J. Heffernan	2/21/07						20,966[22]				$1,325,261
Edward J. Heffernan				$1,350,000[23]							
Edward J. Heffernan	12/21/07						12,235[24]				$ 913,955
Edward J. Heffernan			$309,400	$ 476,000	$ 714,000						
Dwayne H. Tucker	2/21/07					2,653	5,306[25]	10,612			$ 335,392
Dwayne H. Tucker	2/21/07						5,306[26]				$ 335,392

Name	Grant Date	Date Authorized by the Board of Directors or Compensation Committee (relative to option awards)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1] Threshold ($)	Target ($)	Maximum ($)	Estimated Future Payouts Under Equity Incentive Plan Awards Threshold (#)	Target (#)	Maximum (#)	Exercise or Base Price of Option Awards ($/Sh)[2]	Closing Market Price on Grant Date (relative to option awards)	Full Grant Date Fair Value of Equity Awards Granted in 2007
Dwayne H. Tucker	2/21/07	1/31/07					12,483[27]		$63.35	$63.21	$326,600
Dwayne H. Tucker	2/21/07						9,706[28]				$613,516
Dwayne H. Tucker				$625,000[29]							
Dwayne H. Tucker			$292,500	$450,000	$675,000						

(1) Awards shown in this column were granted pursuant to the Executive Annual Incentive Plan, as described below under the caption "Non-Equity Incentive Compensation."

(2) The exercise price for stock options granted in 2007 is the fair market value of our common stock on the date of the grant, which, according to the terms of each of our equity plans, is equal to the average of the high and low prices on the New York Stock Exchange during the trading hours on the date of grant.

(3) The award is for 17,601 shares of common stock represented by performance-based restricted stock units, which could be adjusted up or down at the time of vesting. On 2/21/08, based on the company's cash EPS growth rate in 2007, common stock equal to 111% of the target performance-based restricted stock unit award granted on 2/21/07 was received, resulting in the issuance of an aggregate of 19,537 fully vested shares.

(4) The award is for 17,601 shares of common stock represented by time-based restricted stock units. The restrictions on 5,808 shares lapsed on 2/21/08, and the restrictions will lapse on 5,808 shares on 2/21/09 and on 5,985 shares on 2/21/10.

(5) The award is for options representing 41,408 shares of common stock, of which 13,664 options vested on 2/21/08, 13,665 options will vest on 2/21/09 and 14,079 options will vest on 2/21/10.

(6) The award is for 7,765 shares of common stock represented by performance-based restricted stock units, which could be adjusted up or down at the time of vesting. On 2/21/08, based on the company's cash EPS growth rate in 2007, common stock equal to 111% of the target performance-based restricted stock unit award granted on 2/21/07 was received, resulting in the issuance of an aggregate of 8,619 fully vested shares.

(7) The award is for 7,765 shares of common stock represented by time-based restricted stock units. The restrictions on 2,562 shares lapsed on 2/21/08, and the restrictions will lapse on 2,562 shares on 2/21/09 and on 2,641 shares on 2/21/10.

(8) The award is for options representing 18,268 shares of common stock, of which 6,028 options vested on 2/21/08, 6,028 options will vest on 2/21/09 and 6,212 options will vest on 2/21/10.

(9) The award is for 13,395 shares of common stock represented by performance-based restricted stock units. Based on the company meeting a cash EPS growth hurdle for 2007, the restrictions on 3,348 shares lapsed on 2/21/08; the restrictions will lapse on 3,349 shares in February 2009 and on 6,698 shares in February 2010.

(10) Mr. Scullion received 25% of this award in February 2008, and subject to his continued employment at such times, will receive an additional 25% of this award in February 2009 and the final 50% in February 2010. Amounts included for Mr. Scullion are shown in US Dollars but are paid to Mr. Scullion in Canadian Dollars. We used an exchange rate of 1.00794 US Dollars per Canadian Dollar, which was the prevailing exchange rate as of the date of calculation for payroll purposes, to convert the amounts paid to US Dollars.

(11) The award is for 18,350 shares of common stock represented by time-based restricted stock units. The restrictions on 100% of the shares will lapse on 12/21/10.

(12) Amounts included for Mr. Scullion are shown in US Dollars but were paid to Mr. Scullion in Canadian Dollars. We used an exchange rate of 1.01936 US Dollars per Canadian Dollar, which was the prevailing exchange rate as of December 31, 2007, the last business day of the year, to convert the amounts paid to US Dollars.

(13) The award is for 7,377 shares of common stock represented by performance-based restricted stock units, which could be adjusted up or down at the time of vesting. On 2/21/08, based on the company's cash EPS growth rate in 2007, common stock equal to 111% of the target performance-based restricted stock unit award granted on 2/21/07 was received, resulting in the issuance of an aggregate of 8,188 fully vested shares.

(14) The award is for 7,377 shares of common stock represented by time-based restricted stock units. The restrictions on 2,434 shares lapsed on 2/21/08, and the restrictions will lapse on 2,434 shares on 2/21/09 and on 2,509 shares on 2/21/10.

(15) The award is for options representing 17,355 shares of common stock, of which 5,727 options vested on 2/21/08, 5,727 options will vest on 2/21/09 and 5,901 options will vest on 2/21/10.

(16) The award is for 21,354 shares of common stock represented by performance-based restricted stock units. Based on the company meeting a cash EPS growth hurdle for 2007, the restrictions on 5,338 shares lapsed on 2/21/08; the restrictions will lapse on 5,339 shares in February 2009 and on 10,677 shares in February 2010.

(17) Mr. Szeftel received 25% of this award in February 2008, and subject to his continued employment at such times, will receive an additional 25% of this award in February 2009 and the final 50% in February 2010.

(18) The award is for 12,235 shares of common stock represented by time-based restricted stock units. The restrictions on 100% of the shares will lapse on 12/21/10.

(19) The award is for 6,471 shares of common stock represented by performance-based restricted stock units, which could be adjusted up or down at the time of vesting. On 2/21/08, based on the company's cash EPS growth rate in 2007, common stock equal to 111% of the target performance-based restricted stock unit award granted on 2/21/07 was received, resulting in the issuance of an aggregate of 7,183 fully vested shares.

(20) The award is for 6,471 shares of common stock represented by time-based restricted stock units. The restrictions on 2,135 shares lapsed on 2/21/08, and the restrictions will lapse on 2,135 shares on 2/21/09 and on 2,201 shares on 2/21/10.

(21) The award is for options representing 15,223 shares of common stock, of which 5,023 options vested on 2/21/08, 5,024 options will vest on 2/21/09 and 5,176 options will vest on 2/21/10.

(22) The award is for 20,966 shares of common stock represented by performance-based restricted stock units. Based on the company meeting a cash EPS growth hurdle for 2007, the restrictions on 5,241 shares lapsed on 2/21/08; the restrictions will lapse on 5,242 shares in February 2009 and on 10,483 shares in February 2010.

(23) Mr. Heffernan received 25% of this award in February 2008, and subject to his continued employment at such times, will receive an additional 25% of this award in February 2009 and the final 50% in February 2010.

(24) The award is for 12,235 shares of common stock represented by time-based restricted stock units. The restrictions on 100% of the shares will lapse on 12/21/10.

(25) The award is for 5,306 shares of common stock represented by performance-based restricted stock units, which could be adjusted up or down at the time of vesting. On 2/21/08, based on the company's cash EPS growth rate in 2007, common stock equal to 111% of the target performance-based restricted stock unit award granted on 2/21/07 was received, resulting in the issuance of an aggregate of 5,890 fully vested shares.

(26) The award is for 5,306 shares of common stock represented by time-based restricted stock units. The restrictions lapsed on 1,750 shares on 2/21/08, and the restrictions will lapse on 1,751 shares on 2/21/09 and on 1,805 shares on 2/21/10.

(27) The award is for options representing 12,483 shares of common stock, of which 4,119 options vested on 2/21/08, 4,119 options will vest on 2/21/09 and 4,245 options will vest on 2/21/10.

(28) The award is for 9,706 shares of common stock represented by performance-based restricted stock units. Based on the company meeting a cash EPS growth hurdle for 2007, the restrictions on 2,426 shares lapsed on 2/21/08; the restrictions will lapse on 2,427 shares in February 2009 and on 4,853 shares in February 2010.

(29) Mr. Tucker received 25% of this award in February 2008, and subject to his continued employment at such times, will receive an additional 25% of this award in February 2009 and the final 50% in February 2010.

Non-equity incentive plan awards were made pursuant to the Executive Annual Incentive Plan, discussed in further detail below under the caption "Non-Equity Incentive Compensation." Actual payout amounts of these awards have already been determined and were paid in February 2008, and are included in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table above. The amounts in this Fiscal Year 2007 Grants of Plan Based Awards table represent the threshold, target and maximum payout amounts of the awards made in February 2007 to each of the NEOs.

Equity incentive plan awards were granted pursuant to the 2005 Long Term Incentive Plan, discussed in further detail below under the caption "Equity Incentive Compensation." Portions of these awards subsequently vested in February 2008, as indicated in the footnotes to this table. Full grant date fair value of equity awards granted in 2007 is computed in accordance with SFAS 123(R) and reflects the total amount of the award to be spread over the applicable vesting period, as described in the footnotes to this table. The amount recognized for financial reporting purposes under SFAS 123(R) of the target awards granted is included in the Stock Awards and Option Awards columns of the Summary Compensation Table above.

Equity Incentive Compensation

Stock option and restricted stock unit awards granted in 2006 and 2007 were granted pursuant to the 2005 Long Term Incentive Plan, which was adopted by the board of directors on March 31, 2005 and approved by stockholders on June 7, 2005. The exercise price for stock options granted in 2006 and 2007 is the fair market value of our common stock on the date of the grant, which, according to the terms of each of our equity plans, is equal to the average of the high and low prices on the New York Stock Exchange during the trading hours on the date of grant. The stock options vest ratably over three years and expire ten years after the date of grant, if unexercised. The first tranche of stock options granted in 2006 vested on February 13, 2007 and the first tranche of stock options granted in 2007 vested on February 21, 2008. Annual awards of time-based restricted stock units granted in 2006 and 2007 vest ratably over a three year period. The first tranche of time-based restricted stock units granted in 2006 vested on February 13, 2007 and the first tranche of time-based restricted stock units granted in 2007 vested on February 21, 2008. Annual awards of performance-based restricted stock units granted in 2006 and 2007 vested in February 2007 and 2008, respectively, based on the cash EPS growth in 2006 and 2007, respectively, with the number of shares ultimately received determined on a fixed scale with a minimum cash EPS growth rate of 10% necessary to receive a minimum 50% of the award, 18% cash EPS growth to receive 100% of the award, and at least 36% cash EPS growth to receive a maximum 200% of the award. These target growth rates were selected to emulate long-term historical S&P 500 performance at the 50th, 75th and 90th percentiles, respectively. For purposes of this calculation, cash EPS includes stock-based compensation expense, net of tax. Based on the company's 2006 cash EPS growth in excess of 36%, our NEOs received 200% of the annual performance-based restricted stock unit awards granted in 2006; based on the company's cash 2007 EPS growth of 20.9%, our NEOs received 111% of the annual performance-based restricted stock unit awards granted in 2007.

Upon termination of an executive officer for cause, all unexercised options granted to such executive officer shall immediately be forfeited. If an executive officer terminates employment for any other reason, including retirement, death or disability but excluding a qualifying termination following a change in control event, such executive officer may, for a limited time period, exercise those options that were exercisable immediately prior to such termination of employment. All unvested shares of restricted stock or restricted stock units granted to an executive officer will be forfeited upon that executive officer's termination of employment for any reason other than a qualifying termination following a change in control event. Additional information regarding change in control events is set forth below under the caption "Potential Payments upon Termination or Change in Control."

The 2005 Long Term Incentive Plan provides for awards of nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units and other performance-based awards to selected officers, associates, non-employee directors and consultants performing services for us or any of our affiliates. The 2005 Long Term Incentive Plan is an omnibus plan that gives us flexibility to adjust to changing market forces. On June 13, 2005, we filed a Registration Statement on Form S-8, File No. 333-125770, with the SEC to register an additional 4,750,000 shares of common stock, par value $0.01 per share, that may be issued and sold under the 2005 Long Term Incentive Plan. As of December 31, 2007, as a result of grants made under all of our equity plans, there were 4,605,792 shares of common stock subject to outstanding options at a weighted average exercise price of $33.98, 872,558 shares of time-based restricted stock or time-based restricted stock units and 228,576 shares of performance-based restricted stock or performance-based restricted stock units granted to associates.

The 2005 Long Term Incentive Plan is administered by the compensation committee, which has full and final authority to make awards, establish the terms thereof, and administer and interpret the 2005 Long Term Incentive Plan in its sole discretion unless authority is specifically reserved to the board of directors under the 2005 Long Term Incentive Plan, our certificate of incorporation or bylaws, or applicable law. Any action of the compensation committee with respect to the 2005 Long Term Incentive Plan will be final, conclusive and binding on all persons. The compensation committee may delegate certain responsibilities to our officers or managers. The board of directors may delegate, by a resolution adopted by the board of directors, authority to one or more of our officers to do one or both of the following: (1) designate the officers and employees who will be granted awards under the 2005 Long Term Incentive Plan; and (2) determine the number of shares subject to specific awards to be granted to such officers and employees.

The number of shares that may be delivered upon the exercise of incentive stock options may not exceed 4,000,000. During any calendar year no participant under the 2005 Long Term Incentive Plan may be granted awards of more than 500,000 shares of stock, subject to adjustments. We may reserve for the purposes of the 2005 Long Term Incentive Plan, out of our authorized but unissued shares of stock or out of shares of stock reacquired by us in any manner, or partly out of each, such number of shares of stock as shall be determined by the board of directors. In addition, any shares of stock that were not issued under our predecessor stock plans, including shares subject to awards that may have been forfeited under our predecessor stock plans, may be the subject of awards granted under the 2005 Long Term Incentive Plan. The maximum number of shares of stock available for awards shall be reduced by the number of shares in respect of which the award is granted or denominated. If any stock option is exercised by tendering shares either actually or by attestation, as full or partial payment of the exercise price, the maximum number of shares available shall be increased by the number of shares so tendered. Shares of stock allocable to an expired, canceled, settled or otherwise terminated portion of an award may again be the subject of awards granted thereunder. In addition, any shares of stock withheld for payment of taxes may be the subject of awards granted under this plan and the number of shares equal to the difference between the number of stock appreciation rights exercised and the number of shares delivered upon exercise shall again be available for awards.

The 2005 Long Term Incentive Plan provides for awards of incentive stock options to any person employed by us or by any of our affiliates. The exercise price for incentive stock options granted under the 2005 Long Term Incentive Plan may not be less than 100% of the fair market value of our common stock on the date of grant. If an incentive stock option is granted to an employee who owns 10% or more of our common stock, the exercise price of that stock option may not be less than 110% of the fair market value of our common stock on the date of grant. The 2005 Long Term Incentive Plan also provides for awards of nonqualified stock options to any officers, employees, non-employee directors or consultants performing services for us or our affiliates. The exercise price for nonqualified stock options granted under the 2005 Long Term Incentive Plan may not be less than 100% of the fair market value of our common stock on the date of grant. Under the 2005 Long Term Incentive Plan, stock options generally vest one-third per year over three years and terminate on the tenth anniversary of the date of grant. The 2005 Long Term Incentive Plan gives our board of directors discretion to determine the vesting provisions of each individual stock option. In the event of a change in control, this plan provides that our board of directors may provide for accelerated vesting of stock options.

The compensation committee is authorized under the 2005 Long Term Incentive Plan to grant restricted stock or performance share awards with restrictions that may lapse over time or upon the achievement of specified performance targets. Restrictions may lapse separately or in such installments as the compensation committee may determine. A participant granted restricted stock or performance shares shall have the stockholder rights as may be set forth in the applicable agreement, including, for example, the right to vote the restricted stock or performance shares.

The compensation committee is authorized under the 2005 Long Term Incentive Plan to grant restricted stock unit awards. Until all restrictions upon restricted stock units granted to a participant shall have lapsed, the participant may not be a stockholder of us, nor have any of the rights or privileges of a stockholder of us, including rights to receive dividends and voting rights with respect to the restricted stock units. We will establish and maintain a separate account for each participant who has received an award of restricted stock units, and such account will be credited for the number of restricted stock units granted to such participant. Restricted stock unit awards granted under the 2005 Long Term Incentive Plan may vest at such time or times and on such terms and conditions as the compensation committee may determine. The agreement evidencing the award of restricted stock units will set forth any such terms and conditions. As soon as practicable after each vesting date of an award of restricted stock units, payment will be made in stock (based upon the fair market value of our common stock on the day all restrictions lapse).

The compensation committee is also authorized under the 2005 Long Term Incentive Plan to grant stock appreciation rights, known as SARs. The exercise price per SAR shall be determined by the compensation committee and may not be less than the fair market value of a share of stock on the date of grant. The full or partial exercise of SARs that provide for stock settlement shall be made only by a written notice specifying the number of SARs with respect to which the award is being exercised. Upon the exercise of SARs, the participant is entitled to receive an amount in shares determined by multiplying (a) the appreciation value by (b) the number of SARs being exercised, minus the number of shares withheld for payment of taxes. The compensation committee may limit the number of shares that may be delivered with respect to any award of SARs by including such a limit in the agreement evidencing SARs at the time of grant.

Non-Equity Incentive Compensation

Awards of non-equity incentive compensation made to our NEOs in 2006 and 2007 were made pursuant to the Executive Annual Incentive Plan. Awards in 2006 and 2007 included annual grants of performance-based cash incentive compensation that were contingent upon meeting line of business specific and/or corporate EBITDA targets, line of business specific and/or corporate revenue targets and target levels of associate engagement, as detailed further in the Compensation Discussion and Analysis above.

For the 2006 performance year, our corporate EBITDA results were 128.9% of target and corporate revenue results were 119% of target. For the 2007 performance year, our corporate EBITDA results were 111.8% of target and corporate revenue results were 106.6% of target. In accordance with the pre-determined formula for the calculation of performance-based cash incentive compensation payouts and the applicable weightings as set forth above in the Compensation Discussion and Analysis, our NEOs received the payouts of performance-based cash incentive compensation as set forth in the Summary Compensation Table and accompanying footnotes above, which equate to the following percentages of target payout amounts: for the 2006 performance year, for Mr. Parks, 143%; for Mr. Scullion, 144%; for Mr. Szeftel, 144%; for Mr. Heffernan, 143%; and for Mr. Tucker, 73%; for the 2007 performance year, for Mr. Parks, 139%; for Mr. Scullion, 139%; for Mr. Szeftel, 139%; for Mr. Heffernan, 146%; and for Mr. Tucker, 110%. The performance-based cash incentive compensation payments in respect of the 2006 performance year were paid in February 2007 and in respect of the 2007 performance year were paid in February 2008.

Each covered employee (as defined in Section 162(m) of the Internal Revenue Code), executive officer that reports directly to our chief executive officer and any other key employees who are selected by our compensation committee may participate in the Executive Annual Incentive Plan. The Executive Annual Incentive Plan is administered by the compensation committee, which has full and final authority to: (1) select participants; (2) grant awards; (3) establish the terms and conditions of the awards; (4) notify the participants of such awards and the terms thereof; and (5) administer and interpret the Executive Annual Incentive Plan in its full discretion. The compensation committee may delegate certain responsibilities to our officers, one or more members of the compensation committee or the board of directors.

The compensation committee will establish the performance target(s) for each performance award, consisting of one or more business criteria permitted as performance measures, one or more target levels of performance with respect to each such performance measure, and the amount or amounts payable or other rights that the participant will be entitled to upon achievement of such target levels of performance. More than one performance target may be incorporated into an award, in which case achievement with respect to each performance target may be assessed individually or in combination with each other. Performance targets shall be objective and shall otherwise meet the requirements of Section 162(m) of the Internal Revenue Code. Performance targets may differ for performance awards granted to any one participant or to different participants. No participant may be granted awards in excess of $5.0 million in any calendar year.

Under Section 409A of the Internal Revenue Code, certain awards granted under the Executive Annual Incentive Plan could be determined to be deferred compensation and subject to a 20% excise tax if the terms of the awards do not meet the requirements of Section 409A of the Internal Revenue Code and any regulations or guidance issued thereunder. To the extent applicable, the Executive Annual Incentive Plan is intended to comply with Section 409A of the Internal Revenue Code. To that end, the compensation committee will interpret and administer the Executive Annual Incentive Plan in accordance with Section 409A of the Internal Revenue Code. In addition, any Executive Annual Incentive Plan provision that is determined to violate the requirements of Section 409A of the Internal Revenue Code will be void and without effect, and any provision that Section 409A of the Internal Revenue Code requires that is not expressly set forth in the Executive Annual Incentive Plan will be deemed to be included in the Executive Annual Incentive Plan, and the Executive Annual Incentive Plan will be administered in all respects as if any such provision were expressly included in the Executive Annual Incentive Plan. In addition, the timing of payment of certain awards will be revised as necessary for compliance with Section 409A of the Internal Revenue Code. The compensation committee will establish the duration of each performance period at the time that it sets the performance targets applicable to that performance period. Performance period shall mean a calendar year or such shorter or longer period as designated by the compensation committee.

Special Awards

On January 31, 2007, the compensation committee and the board of directors approved a special award for certain of our executive officers, including Messrs. Scullion, Szeftel, Heffernan, Tucker and Utay. This special award includes cash and performance-based restricted stock units, split 50% cash and 50% performance-based restricted stock units, with a three-year, back-end loaded vesting schedule of 25%, 25% and 50%. The restrictions on the performance-based restricted stock units lapsed based on board of directors approval and meeting a 5% cash EPS growth hurdle for 2007. The executive officer must be employed on each of the remaining two vesting dates in 2009 and 2010 for the restrictions on the performance-based restricted stock units to lapse and to receive payout of the applicable cash portion of the award.

On December 21, 2007, the compensation committee approved awards of time-based restricted stock units to Messrs. Scullion, Szeftel, Heffernan and Pearson, which awards vest three years from the date of grant. These special retention awards were made, in part, to facilitate these executive officers' required equity contributions in connection with the Merger, and were made in lieu of the typical annual award of long-term equity incentive compensation that would otherwise have been granted in February 2008.

Executive Deferred Compensation Plan

We adopted the Executive Deferred Compensation Plan in December 2004 as a successor to our former Supplemental Executive Retirement Plan, a substantially similar deferred compensation plan. The purpose of the Executive Deferred Compensation Plan is to help certain key individuals maximize their pre-tax savings and company contributions that are otherwise restricted due to tax limitations. The Executive Deferred Compensation Plan allows the participant to contribute:

- up to 50% of eligible compensation on a pre-tax basis;
- any pre-tax 401(k) contributions that would otherwise be returned because of reaching the statutory limit under Section 415 of the Internal Revenue Code; and
- any retirement savings plan contributions for compensation in excess of the statutory limits.

Account balances accrue interest at a rate of 8.0% per year, which is currently above market rates as defined by the SEC; this interest rate may be adjusted periodically by the committee of management that administers the Executive Deferred Compensation Plan. Further details of the Executive Deferred Compensation Plan are set forth below following the Nonqualified Deferred Compensation table.

Other Compensation Plans

Alliance Data Systems 401(k) and Retirement Savings Plan

The Alliance Data Systems 401(k) and Retirement Savings Plan is a defined contribution plan that is qualified under Section 401(k) of the Internal Revenue Code of 1986. Contributions made by associates or by us to the 401(k) and Retirement Savings Plan, and income earned on these contributions, are not taxable to associates until withdrawn from the 401(k) and Retirement Savings Plan. The 401(k) and Retirement Savings Plan covers U.S. employees, who are at least 21 years old, of ADS Alliance Data Systems, Inc., one of our wholly owned subsidiaries, and any other subsidiary or affiliated organization that adopts this 401(k) and Retirement Savings Plan. In addition, seasonal or "on-call" associates must complete a year of eligibility service before they may participate in the 401(k) and Retirement Savings Plan. We, and all of our U.S. subsidiaries, are currently covered under the 401(k) and Retirement Savings Plan.

We amended our 401(k) and Retirement Savings Plan effective January 1, 2004 to better benefit the majority of our associates. The new 401(k) and Retirement Savings Plan is an IRS approved safe harbor plan design that eliminates the need for most discrimination testing. Eligible associates can participate in the 401(k) and Retirement Savings Plan immediately upon joining us and after six months of employment begin receiving company matching contributions. On the first three percent of savings, we match dollar-for-dollar. An additional fifty cents for each dollar an associate contributes is matched for savings of more than three percent and up to five percent of pay. All company matching contributions are immediately vested. In addition to the company match, we may make an additional annual contribution based on our profitability. This contribution, subject to board of directors approval, is based on a percentage of pay and is subject to a separate five-year vesting schedule.

In 2006 and 2007, we made regular matching contributions under the 401(k) and Retirement Savings Plan as described in the preceding paragraph, and an additional discretionary matching contribution was approved by our board of directors in an amount equal to 2% of the participant's compensation (as defined in the 401(k) and Retirement Savings Plan) during the 2006 and 2007 plan year, as applicable, up to the Social Security wage base, and 4% of any compensation in excess of the Social Security wage base. The discretionary matching contribution vests 20% over five years for participants with less than five years of service. All of these contributions vest immediately if the participating associate retires at age 65 or later, becomes disabled, dies or if the 401(k) and Retirement Savings Plan terminates.

On July 20, 2001, we registered 1,500,000 shares of our common stock for issuance in accordance with our 401(k) and Retirement Savings Plan pursuant to a Registration Statement on Form S-8, File No. 333-65556.

Employment Agreements

We generally do not enter into employment agreements with our associates. However, in connection with some of our acquisitions we have entered into agreements with selected key individuals to ensure the success of the integration of the acquisition and long-term business strategies. Further, we previously entered into employment agreements with Messrs. Parks, Scullion and Szeftel, as described below, to ensure their retention throughout the early stages of our growth. The terms of the employment agreements with Messrs. Parks, Scullion and Szeftel are generally no longer applicable except for certain severance or benefits in the event of a termination other than a qualifying termination following a change in control, as described below under the caption "Potential Payments upon Termination or Change in Control." The compensation and benefits determinations for Messrs. Parks, Scullion and Szeftel are currently made by the board of directors and compensation committee, consistent with the company's compensation policies as described herein.

J. Michael Parks. We entered into an employment agreement with Mr. Parks effective March 10, 1997 pursuant to which he serves as chairman of the board of directors and chief executive officer. The agreement provided that Mr. Parks would receive a minimum annual base salary of $475,000 and an annual incentive bonus of $400,000 for fiscal year 1997, based on the achievement of our financial goals, with a bonus of $100,000 guaranteed for the first two years. Under the agreement, we granted Mr. Parks options to purchase 333,332 shares of our common stock at an exercise price of $9.00 per share, all of which have been exercised. Additionally, Mr. Parks is entitled to participate in our 401(k) and Retirement Savings Plan, our Executive Annual Incentive Plan and any other employee benefits as provided to our other executive officers.

John W. Scullion. We entered into an employment agreement with Mr. Scullion effective September 7, 1993 pursuant to which he originally served as vice president of finance and planning and chief financial officer for our Loyalty Management Group Canada, Inc. subsidiary, prior to the time we acquired Loyalty Management Group Canada, Inc. The agreement provided that Mr. Scullion would receive a minimum annual base salary of $160,000 and an annual incentive bonus equal to 25% of his base salary, based on the achievement of certain financial goals. Additionally, Mr. Scullion was granted a $500 per month automobile allowance and certain other immaterial benefits.

Ivan M. Szeftel. We entered into an employment agreement with Mr. Szeftel dated May 4, 1998 pursuant to which he serves as the president of our retail services business. The agreement provides that Mr. Szeftel is entitled to receive a minimum annual base salary of $325,000, subject to increases based on annual reviews. Under the agreement, we granted Mr. Szeftel options to purchase 111,111 shares of our common stock at an exercise price of $9.00 per share, all of which have been exercised. Mr. Szeftel is entitled to participate in our 401(k) and Retirement Savings Plan, our Executive Annual Incentive Plan and any other benefits as provided to our other executive officers.

Fiscal Year 2007
Outstanding Equity Awards at Fiscal Year-End

The following table provides information on the holdings of stock options and restricted stock and restricted stock units by the NEOs. This table includes unexercised and unvested stock options and unvested restricted stock and unvested restricted stock units. Each equity award is shown separately for each NEO, with the corresponding vesting schedule for each award in the footnotes following this table.

	Option Awards				Stock Awards			
Name	Number of Securities Underlying Unexercised Options— Exercisable (#)	Number of Securities Underlying Unexercised Options— Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
J. Michael Parks	63,131		$ 9.90	5/6/09				
J. Michael Parks	230,000		$15.00	8/31/10				
J. Michael Parks	109,388		$12.00	6/7/11				
J. Michael Parks	106,203		$24.03	6/23/13				
J. Michael Parks	129,291		$31.38	2/2/14				
J. Michael Parks	38,692	19,934[1]	$41.32	2/3/15				
J. Michael Parks	21,308	43,264[2]	$43.01	2/13/16				
J. Michael Parks		41,408[3]	$63.35	2/21/17				
J. Michael Parks					42,905[4]	$3,217,446		
J. Michael Parks					17,601[5]	$1,319,899	1,936[6]	$ 145,181
John W. Scullion	53,334		$15.00	8/31/10				
John W. Scullion	35,723		$24.03	6/23/13				
John W. Scullion	34,735		$31.38	2/2/14				
John W. Scullion	13,774	7,098[7]	$41.32	2/3/15				
John W. Scullion	24,691		$41.32	2/3/15				
John W. Scullion	9,992	20,289[8]	$43.01	2/13/16				
John W. Scullion		18,268[9]	$63.35	2/21/17				
John W. Scullion					37,171[10]	$2,787,453		
John W. Scullion					7,765[11]	$ 582,297	854[12]	$ 64,041
John W. Scullion							13,395[13]	$1,004,491
Ivan M. Szeftel	52,001		$15.00	8/31/10				
Ivan M. Szeftel	42,528		$24.03	6/23/13				
Ivan M. Szeftel	42,103		$31.38	2/2/14				
Ivan M. Szeftel	17,894	9,219[14]	$41.32	2/3/15				
Ivan M. Szeftel	9,853	20,006[15]	$43.01	2/13/16				
Ivan M. Szeftel		17,355[16]	$63.35	2/21/17				
Ivan M. Szeftel					31,314[17]	$2,348,237		
Ivan M. Szeftel					7,377[18]	$ 553,201	811[19]	$ 60,817
Ivan M. Szeftel							21,354[20]	$1,601,336

	Option Awards				Stock Awards			
Name	Number of Securities Underlying Unexercised Options— Exercisable (#)	Number of Securities Underlying Unexercised Options— Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Edward J. Heffernan	28,699		$24.03	6/23/13				
Edward J. Heffernan	34,735		$31.38	2/2/14				
Edward J. Heffernan	12,762	6,575(21)	$41.32	2/3/15				
Edward J. Heffernan	7,089	14,393(22)	$43.01	2/13/16				
Edward J. Heffernan		15,223(23)	$63.35	2/21/17				
Edward J. Heffernan					27,104(24)	$2,032,529		
Edward J. Heffernan					6,471(25)	$ 485,260	712(26)	$ 53,393
Edward J. Heffernan							20,966(27)	$1,572,240
Dwayne H. Tucker	21,839		$15.00	8/31/10				
Dwayne H. Tucker	1		$12.00	6/7/11				
Dwayne H. Tucker	33,171		$24.03	6/23/13				
Dwayne H. Tucker	33,682		$31.38	2/2/14				
Dwayne H. Tucker	10,804	5,566(28)	$41.32	2/3/15				
Dwayne H. Tucker	3,038	1,566(29)	$40.82	3/31/15				
Dwayne H. Tucker	7,165	14,549(30)	$43.01	2/13/16				
Dwayne H. Tucker		12,483(31)	$63.35	2/21/17				
Dwayne H. Tucker					13,973(32)	$1,047,835		
Dwayne H. Tucker					5,306(33)	$ 397,897	584(34)	$ 43,794
Dwayne H. Tucker							9,706(35)	$ 727,853

(1) These 19,934 options subsequently vested on 2/3/08.

(2) 21,309 options subsequently vested on 2/13/08 and 21,955 options are scheduled to vest on 2/13/09.

(3) 13,664 options subsequently vested on 2/21/08; 13,665 options are scheduled to vest on 2/21/09 and 14,079 options are scheduled to vest on 2/21/10.

(4) Shares and stock units subject to time-based restrictions. The restrictions subsequently lapsed on 7,176 shares on 2/4/08, on 8,928 units on 2/13/08 and on 5,808 units on 2/21/08; the restrictions are scheduled to lapse on 9,200 units on 2/13/09, on 5,808 units on 2/21/09 and on 5,985 units on 2/21/10.

(5) Stock units subject to performance-based restrictions.

(6) On 2/21/08, based on the company's cash EPS growth rate in 2007, 111% of the award of 17,601 performance-based restricted stock units granted on 2/21/07 was received, resulting in the issuance of an additional 1,936 shares.

(7) These 7,098 options subsequently vested on 2/3/08.

(8) 9,993 options subsequently vested on 2/13/08 and 10,296 options are scheduled to vest on 2/13/09.

(9) 6,028 options subsequently vested on 2/21/08; 6,028 options are scheduled to vest on 2/21/09 and 6,212 options are scheduled to vest on 2/21/10.

(10) Shares and stock units subject to time-based restrictions. The restrictions subsequently lapsed on 2,555 shares on 2/4/08, on 4,187 units on 2/13/08 and on 2,562 units on 2/21/08; the restrictions are scheduled to lapse on 4,314 units on 2/13/09, on 2,562 units on 2/21/09, on 2,551 units on 2/21/10 and on 18,350 units on 12/21/10.

(11) Stock units subject to performance-based restrictions.

(12) On 2/21/08, based on the company's cash EPS growth rate in 2007, 111% of the award of 7,765 performance-based restricted stock units granted on 2/21/07 was received, resulting in the issuance of an additional 854 shares.

(13) Stock units subject to performance-based restrictions. On 2/21/08, based on meeting a cash EPS growth hurdle for 2007, the restrictions lapsed on 3,348 stock units. Subject to continued employment by Mr. Scullion on each of the remaining two vesting dates, the restrictions are scheduled to lapse on the remaining 3,349 stock units in February 2009 and 6,698 stock units in February 2010.

(14) These 9,219 options subsequently vested on 2/3/08.

(15) 9,853 options subsequently vested on 2/13/08 and 10,153 options are scheduled to vest on 2/13/09.

(16) 5,727 options subsequently vested on 2/21/08; 5,727 options are scheduled to vest on 2/21/09 and 5,901 options are scheduled to vest on 2/21/10.

(17) Shares and stock units subject to time-based restrictions. The restrictions subsequently lapsed on 3,319 shares on 2/4/08, on 4,129 units on 2/13/08 and on 2,434 units on 2/21/08; the restrictions are scheduled to lapse on 4,254 units on 2/13/09, on 2,434 units on 2/21/09, on 2,509 units on 2/21/10 and on 12,235 units on 12/21/10.

(18) Stock units subject to performance-based restrictions.

(19) On 2/21/08, based on the company's cash EPS growth rate in 2007, 111% of the award of 7,377 performance-based restricted stock units granted on 2/21/07 was received, resulting in the issuance of an additional 811 shares.

(20) Stock units subject to performance-based restrictions. On 2/21/08, based on meeting a cash EPS growth hurdle for 2007, the restrictions lapsed on 5,338 stock units. Subject to continued employment by Mr. Szeftel on each of the remaining two vesting dates, the restrictions are scheduled to lapse on the remaining 5,339 stock units in February 2009 and 10,677 stock units in February 2010.

(21) These 6,575 options subsequently vested on 2/3/08.

(22) 7,089 options subsequently vested on 2/13/08 and 7,304 options are scheduled to vest on 2/13/09.

(23) 5,023 options subsequently vested on 2/21/08; 5,024 options are scheduled to vest on 2/21/09 and 5,176 options are scheduled to vest on 2/21/10.

(24) Shares and stock units subject to time-based restrictions. The restrictions subsequently lapsed on 2,367 shares on 2/4/08, on 2,970 units on 2/13/08 and on 2,135 units on 2/21/08; the restrictions are scheduled to lapse on 3,061 units on 2/13/09, on 2,135 units on 2/21/09, on 2,201 units on 2/21/10 and on 12,235 units on 12/21/10.

(25) Stock units subject to performance-based restrictions.

(26) On 2/21/08, based on the company's cash EPS growth rate in 2007, 111% of the award of 6,471 performance-based restricted stock units granted on 2/21/07 was received, resulting in the issuance of an additional 712 shares.

(27) Stock units subject to performance-based restrictions. On 2/21/08, based on meeting a cash EPS growth hurdle for 2007, the restrictions lapsed on 5,241 stock units. Subject to continued employment by Mr. Heffernan on each of the remaining two vesting dates, the restrictions are scheduled to lapse on the remaining 5,242 stock units in February 2009 and 10,483 stock units in February 2010.

(28) These 5,566 options subsequently vested on 2/3/08.

(29) These 1,566 options subsequently vested on 2/3/08.

(30) 7,166 options subsequently vested on 2/13/08 and 7,383 options are scheduled to vest on 2/13/09.

(31) 4,119 options subsequently vested on 2/21/08; 4,119 options are scheduled to vest on 2/21/09 and 4,245 options are scheduled to vest on 2/21/10.

(32) Shares and stock units subject to time-based restrictions. The restrictions subsequently lapsed on 2,571 shares on 2/4/08, on 3,002 units on 2/13/08 and on 1,750 units on 2/21/08; the restrictions are scheduled to lapse on 3,094 units on 2/13/09, on 1,751 units on 2/21/09 and on 1,805 units on 2/21/10.

(33) Stock units subject to performance-based restrictions.

(34) On 2/21/08, based on the company's cash EPS growth rate in 2007, 111% of the award of 5,306 performance-based restricted stock units granted on 2/21/07 was received, resulting in the issuance of an additional 584 shares.

(35) Stock units subject to performance-based restrictions. On 2/21/08, based on meeting a cash EPS growth hurdle for 2007, the restrictions lapsed on 2,426 stock units. Subject to continued employment by Mr. Tucker on each of the remaining two vesting dates, the restrictions are scheduled to lapse on the remaining 2,427 stock units in February 2009 and 4,853 stock units in February 2010.

Portions of these awards subsequently vested in February 2008, as indicated in the footnotes to this table. Market values of the restricted stock and restricted stock unit awards shown in this table are based on the closing market price of our common stock as of December 31, 2007, which was $74.99, and assume the satisfaction of applicable vesting conditions. For additional information about the stock option and restricted stock and restricted stock unit awards, see the description of the 2005 Long Term Incentive Plan above under the caption "Equity Incentive Compensation."

Fiscal Year 2007
Option Exercises and Stock Vested

The following table provides information on stock option exercises and restricted stock and restricted stock units vested during 2007.

Name	Option Awards: Number of Shares Acquired on Exercise (#)	Option Awards: Value Realized on Exercise ($)	Stock Awards: Number of Shares Acquired on Vesting (#)	Stock Awards: Value Realized on Vesting ($)
J. Michael Parks	—	$ —	81,116[1]	$5,115,969
John W. Scullion	40,325	$2,121,893	35,006	$2,238,966
Ivan M. Szeftel	—	$ —	38,297[2]	$2,238,965
Edward J. Heffernan	—	$ —	29,195[3]	$1,920,498
Dwayne H. Tucker	—	$ —	39,619[4]	$2,570,512

(1) Of the 81,116 shares acquired by Mr. Parks on vesting, 27,761 shares were withheld to pay withholding taxes.

(2) Of the 38,297 shares acquired by Mr. Szeftel on vesting, 14,406 shares were withheld to pay withholding taxes.

(3) Of the 29,195 shares acquired by Mr. Heffernan on vesting, 9,570 shares were withheld to pay withholding taxes.

(4) Of the 39,619 shares acquired by Mr. Tucker on vesting, 12,118 shares were withheld to pay withholding taxes.

All values in this table reflect gross amounts before payment of any applicable withholding tax and broker commissions. For Stock Awards, the value realized on vesting is calculated by multiplying the number of shares vested by the average of the high and low prices of our common stock on the New York Stock Exchange during the trading hours on the date of vesting.

Nonqualified Deferred Compensation

The table below provides information on the nonqualified deferred compensation of the NEOs in 2007, including contributions by each NEO and by the company and earnings on contributions credited during 2007.

Name	Executive Contributions in Last Fiscal Year ($)(1)	Registrant Contributions in Last Fiscal Year ($)(2)	Aggregate Earnings in Last Fiscal Year ($)(3)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)
J. Michael Parks	—	$34,693	$176,400	—	$2,319,405
John W. Scullion	—	—	—	—	—
Ivan M. Szeftel	$118,853	$34,693	$ 57,791	—	$ 809,793
Edward J. Heffernan	$145,977	$24,739	$ 40,209	—	$ 585,984
Dwayne H. Tucker	$233,372	$24,662	$ 69,291	—	$ 977,693

(1) All amounts in this column were included in the Salary and Non-Equity Incentive Compensation columns of the Summary Compensation Table above.

(2) All amounts in this column were included in the All Other Compensation column of the Summary Compensation Table above.

(3) The amounts in this column include all interest accrued on contributions under the Executive Deferred Compensation Plan. The above-market portion of such earnings, as defined by the SEC, is included in the Change in Pension Value and Nonqualified Deferred Compensation Earnings column of the Summary Compensation Table above.

Executive Deferred Compensation Plan

We adopted the Executive Deferred Compensation Plan in December 2004 as a successor to our former Supplemental Executive Retirement Plan, a substantially similar deferred compensation plan. The purpose of the Executive Deferred Compensation Plan is to help certain key individuals maximize their pre-tax savings and company contributions that are otherwise restricted due to tax limitations. Eligibility under the Executive Deferred Compensation Plan requires an individual to: (1) be a regular, full-time U.S. employee of ADS Alliance Data Systems, Inc., one of our wholly owned subsidiaries; (2) receive a base salary equal to or greater than $150,000 on an annual basis, or have received total compensation on an annual basis of at least $170,000 as of December 31, 2003 and have not fallen below that amount in any subsequent year; and (3) be a participant in the Alliance Data Systems 401(k) and Retirement Savings Plan. The Executive Deferred Compensation Plan allows the participant to contribute:

- up to 50% of eligible compensation on a pre-tax basis;
- any pre-tax 401(k) contributions that would otherwise be returned because of reaching the statutory limit under Section 415 of the Internal Revenue Code; and
- any retirement savings plan contributions for compensation in excess of the statutory limits.

At the time of enrollment, a participant may direct the company to withhold a percentage of the participant's base salary and also, provided the enrollment is effective no later than April 1st of the applicable year, the performance-based cash incentive compensation earned for services performed in the year. The percentage selected for each type of compensation is determined by the participant and may be any whole number percentage up to 50%. A participant may terminate an election to make contributions to the Executive Deferred Compensation Plan at any time during the year, but may not decrease or increase the election until the next calendar year. In addition, we will allocate to the participant any contributions to the Alliance Data Systems 401(k) and Retirement Savings Plan that would otherwise have been returned to the participant as a result of the limit imposed by the Internal Revenue Code on such 401(k) contributions. This allocation includes non-matching retirement contributions and discretionary profit-sharing contributions to the Alliance Data Systems 401(k) and

Retirement Savings Plan that were similarly restricted. Loans are not available under the Executive Deferred Compensation Plan. Contributions made under the Executive Deferred Compensation Plan are unfunded and generally subject to the claims of our general unsecured creditors.

Each participant is 100% vested in his or her own contributions. A participant becomes 100% vested in the retirement savings plan contributions after five continuous years of service. In the event of a change in control, as defined under the Executive Deferred Compensation Plan, participants will be 100% vested in their retirement savings plan contributions, and we will establish a rabbi trust to which we will contribute sufficient assets to fully fund all accounts under the Executive Deferred Compensation Plan. The assets in the rabbi trust will remain subject to the claims of our unsecured creditors. Account balances accrue interest at a rate of 8.0% per year, which is above market rates as defined by the SEC; this interest rate may be adjusted periodically by the committee of management that administers the Executive Deferred Compensation Plan.

A participant who is actively employed generally may not withdraw or otherwise access any amounts credited under the Executive Deferred Compensation Plan. However, at the time a participant elects to make elective contributions, that participant may elect to have all contributions made pursuant to that election for that year distributed as of January 1 of any subsequent year, subject however, to any restriction imposed under Internal Revenue Code Section 409A. The distribution shall be made within 60 days of the specified date or, if earlier, the date required in the event of cessation of employment, retirement or disability, as described below. Furthermore, amounts may be withdrawn in the event of an "unforeseeable emergency," within the meaning of Internal Revenue Code Section 409A(a)(2)(B)(ii). Any such early withdrawal must be approved by the committee of management administering the Executive Deferred Compensation Plan and may not exceed the amount necessary to meet the emergency, taking into account other assets available to the participant, as well as any taxes incurred as a result of the distribution. If the committee of management administering the Executive Deferred Compensation Plan approves a distribution on this basis, the distribution shall be made as soon as practicable thereafter; and the participant's right to make elective contributions shall be suspended until the first day of the following year. If a participant ceases to be actively employed, retires or becomes disabled, the participant will receive the value of his or her account within 60 days of the end of the quarter in which he or she became eligible for the distribution unless the participant is a Specified Employee under Internal Revenue Code Section 409A, in which case distributions are delayed for six months following the end of the quarter in which the participant becomes eligible for the distribution, unless the executive officer dies before that time. Under current Internal Revenue Code Section 409A, each of our NEOs is considered a Specified Employee. In the event of termination due to death, the balance of the account will be distributed in one lump sum to the executive officer's designated beneficiary. A distribution from the Executive Deferred Compensation Plan is taxed as ordinary income and is not eligible for any special tax treatment. The Executive Deferred Compensation Plan is designed and administered to comply with the Internal Revenue Code Section 409A regulations.

Potential Payments upon Termination or Change in Control

Termination Following a Change in Control

We believe that executive performance generally may be hampered by distraction, uncertainty and other activities in the event of an actual or threatened change in control event. In order to reduce such adverse effects and encourage fair treatment of our executive officers in connection with any such change in control event, we have entered into change in control agreements with several of our executive officers, including our named executive officers.

Qualifying Terminations

Payouts under the change in control agreement are triggered upon a qualifying termination, defined in the change in control agreement as: (1) termination by the executive officer for good reason within two years of a change in control event; or (2) termination of the executive officer by the company without cause within two years of a change in control event. With regard to our chief executive officer, termination for good reason or termination without cause can occur within three years of a change in control event. A termination of the executive officer's employment due to disability, retirement or death will not constitute a qualifying termination.

Pursuant to the change in control agreement, "cause" for termination includes: (1) material breach of an executive officer's covenants or obligations under any applicable employment agreement or offer letter or any other agreement for services or non-compete agreement; (2) continued failure after written notice from the company or any applicable affiliate to satisfactorily perform assigned job responsibilities or to follow the reasonable instructions of the executive officer's superiors, including, without limitation, the board of directors; (3) commission of a crime constituting a felony (or its equivalent) under the laws of any jurisdiction in which we or any of our applicable affiliates conducts business or other crime involving moral turpitude; or (4) material violation of any material law or regulation or any policy or code of conduct adopted by the company or engaging in any other form of misconduct which, if it were made public, could reasonably be expected to adversely affect the business reputation or affairs of the company or of an affiliate. The board of directors, in good faith, shall determine all matters and questions relating to whether the executive officer has been discharged for cause. Pursuant to the change in control agreement, "good reason" for termination by the executive officer includes the occurrence of any of the following events, in each case without the executive officer's consent: (1) lessening of the executive officer's responsibilities; (2) a reduction of at least five percent in the executive officer's annual salary and/or incentive compensation; or (3) the company's requiring the executive officer to be based anywhere other than within 50 miles of the executive officer's place of employment at the time of the occurrence of the change in control, except for reasonably required travel to the extent substantially consistent with the executive officer's business travel obligations as in existence at the time of the change in control. If an executive is party to an employment agreement, offer letter or any other agreement for services with us that contains a definition for either "cause" or "good reason" and that agreement is in effect at the time of termination of employment, the definition in that agreement will prevail over the definition contained in the change in control agreement described here.

Payments and Benefits Following a Qualifying Termination

Upon a qualifying termination, the executive officer will be paid all earned and accrued salary due and owing to the executive officer, a pro-rata portion of the executive officer's target bonus, continued medical, dental and hospitalization coverage for a pre-determined period, as described below, other benefits due under benefit plans, all accrued and unpaid vacation and a severance amount. For our chief executive officer, the severance amount is equal to three times the sum of his current base salary and target cash incentive compensation, and for our chief financial officer and other executive officers, the severance amount is equal to two times the sum of the executive officer's current base salary and target cash incentive compensation. Any severance amounts to which the executive officer is entitled will be paid in a lump sum within thirty days of execution by the executive officer of a general release. If an executive officer ceases to be actively employed following a change in control, he or she will receive the value of his or her deferred compensation account, if any, no earlier than six months following the end of the quarter in which the termination occurred, unless the executive officer dies before that time.

After a qualifying termination, the executive officer and his or her dependents are eligible to receive equivalent medical, dental and hospitalization coverage and benefits as provided to the executive officer immediately prior to the change in control event or qualifying termination. For our chief executive officer, such coverage and benefits will continue for a period of 36 months following a qualifying termination, and for our chief financial officer and other executive officers, for a period of 24 months following a qualifying termination. The change in control agreement further provides that if any payments or benefits that the executive officer receives are subject to the "golden parachute" excise tax imposed under Section 4999 of the Internal Revenue Code, the executive officer will be entitled to a "gross-up" payment so that the executive officer is placed in the same after-tax position as if no excise tax had been imposed.

Impact on Outstanding Equity

In the event of a change in control, all equity awards made to the executive officer that remain outstanding generally remain subject to the terms and conditions set forth in any governing plan or award documents applicable to the equity awards. Our equity plans provide that our board of directors may accelerate vesting of stock options and restricted stock or restricted stock units in the event of a change in control. Further, in the event of a qualifying termination within twelve months of a change in control event, all restrictions on stock options and restricted stock or restricted stock units will lapse. Stock options will be exercisable following a qualifying termination until the earlier of the end of the option term or the end of the one year period following a qualifying termination.

Other General Terms of the Change in Control Agreement

The change in control agreement provides a mechanism to resolve disputes, does not constitute a contract of employment, and automatically renews every three years unless we provide 90 days advance written notice of our intent to terminate.

Other Termination Events

Generally, our executive officers are not entitled to any payments, benefits or any accelerated vesting or lapse of restrictions with respect to their outstanding equity awards following a termination for reasons other than a qualifying termination in connection with a change in control event. We previously entered into employment agreements with Messrs. Parks, Scullion and Szeftel to ensure their retention throughout the early stages of our growth. The terms of these employment agreements are generally no longer applicable except for certain severance or benefits in the event of a termination, as described below. Further, pursuant to the terms of our change in control agreements with our executive officers, as described above, if an executive officer becomes entitled to a severance amount under the change in control agreement, the executive officer will not be entitled to severance payments under any other agreement or arrangement, including any employment agreement.

J. Michael Parks. We entered into an employment agreement with Mr. Parks effective March 10, 1997 pursuant to which he serves as chairman of the board of directors and chief executive officer. Under this agreement, Mr. Parks is entitled to 18 months of continued base salary and benefits if terminated for any reason other than a qualifying termination in connection with a change in control event, which is governed by the terms of the change in control agreement discussed above.

John W. Scullion. We entered into an employment agreement with Mr. Scullion effective September 7, 1993 pursuant to which he originally served as vice president of finance and planning and chief financial officer for our Loyalty Management Group Canada, Inc. subsidiary, prior to the time we acquired Loyalty Management Group Canada, Inc. Under this agreement, Mr. Scullion is entitled to 12 months of continued base salary if terminated for any reason other than a qualifying termination in connection with a change in control event, which is governed by the terms of the change in control agreement discussed above.

Ivan M. Szeftel. We entered into an employment agreement with Mr. Szeftel dated May 4, 1998 pursuant to which he serves as the president of our retail services business. Except in connection with a qualifying termination in connection with a change in control event, which is governed by the terms of the change in control agreement discussed above, Mr. Szeftel's agreement provides for a severance payment equal to 12 months base salary if we terminate Mr. Szeftel's employment without cause or if Mr. Szeftel terminates his employment for good reason. We may elect to make this severance payment as a lump sum or in installments. If we elect to pay the severance amount in installments, Mr. Szeftel will be entitled to continued benefits for a period of 12 months.

Impact on Outstanding Equity

Upon termination of an executive officer for cause, all unexercised options granted to the executive officer will immediately be forfeited. If an executive officer terminates employment for any other reason, including retirement, death or disability, but excluding a qualifying termination in connection with a change in control event, as described above, the executive officer may, for a limited time period, exercise those options that were exercisable immediately prior to his or her termination of employment. All unvested shares of restricted stock or restricted stock units granted to an executive officer will be forfeited upon that executive officer's termination of employment for any reason other than a qualifying termination in connection with a change in control event, as described above.

Distribution of Deferred Compensation

If an executive officer ceases to be actively employed, retires or becomes disabled, he or she will receive the value of his or her deferred compensation account, if any, no earlier than six months following the end of the quarter in which the termination occurred, unless the executive officer dies before that time. In the event of termination due to death, the balance of the account will be distributed in one lump sum to the executive officer's designated beneficiary.

The following tables show estimated payouts to our named executive officers in the event of a termination of employment under the circumstances described above, and assuming such event occurred as of December 31, 2007. In accordance with rules prescribed by the SEC, the amounts included with respect to equity awards have been calculated using the closing price of our common stock on December 31, 2007, which was $74.99. A change in control, however, did not occur on December 31, 2007 and the employment of our named executive officers was not terminated on that date. The actual amounts that will be paid or provided to our named executive officers upon an event described below (if such an event were to occur) may differ from the amounts shown.

J. Michael Parks

Payments and Benefits Upon Separation	Change in Control: Termination Without Cause or Termination by Executive Officer for Good Reason	Termination for Any Reason Other than in Connection with a Change in Control
Severance Amount	$6,237,000[1]	$1,350,000[2]
Pro Rata Target Cash Incentive Compensation for 2007	$1,179,000	—
Benefits	$ 38,816	$ 19,408
Accelerated Equity	$7,074,170[3]	—
Excise Tax and Gross-Up[4]	—	—

(1) Represents the severance amount payable pursuant to the change in control agreement described above, and is equal to three times the sum of Mr. Parks' current base salary and target cash incentive compensation.

(2) Represents the salary continuation pursuant to Mr. Parks' employment agreement, as described above, and is equal to 18 months current base salary.

(3) Represents the intrinsic value of Mr. Parks' accelerated stock options and the value of Mr. Parks' accelerated restricted stock and restricted stock units as if exercised or sold on December 31, 2007, calculated in each case using the closing price of our common stock on December 31, 2007 ($74.99).

(4) We have determined that the payments to Mr. Parks in the event of a qualifying termination following a change in control event on December 31, 2007 are not "excess parachute payments" for purposes of Section 280G of the Internal Revenue Code, and are therefore not subject to excise tax and a corresponding gross-up payment.

John W. Scullion[(1)]

Payments and Benefits Upon Separation	Change in Control: Termination Without Cause or Termination by Executive Officer for Good Reason	Termination for Any Reason Other than in Connection with a Change in Control
Severance Amount	$3,484,958[(2)]	$774,435[(3)]
Pro Rata Target Cash Incentive Compensation for 2007	$ 968,044	—
Income Tax Reimbursement[(4)]	$ 134,146	$134,146
Benefits	$ 308,088[(5)]	—
Value of Accelerated Equity	$5,467,964[(6)]	—
Excise Tax and Gross-Up[(7)]	—	—

(1) Amounts included in this table are shown in US Dollars but would be paid to Mr. Scullion in Canadian Dollars.

(2) Represents the severance amount pursuant to the change in control agreement described above, and is equal to two times the sum of Mr. Scullion's current base salary and target cash incentive compensation.

(3) Represents the salary continuation pursuant to Mr. Scullion's employment agreement, as described above, and is equal to 12 months current base salary.

(4) This amount represents reimbursements for US income taxes that would be paid to Mr. Scullion and a corresponding gross-up to offset additional Canadian income taxes due from Mr. Scullion as a result of this payment. Because Mr. Scullion resides in Canada and has responsibilities in both Canada and the US, Mr. Scullion is subject to income taxes in both the US and Canada. Any credit received by Mr. Scullion against his Canadian income taxes as a result of this payment would be due and owing to us by Mr. Scullion.

(5) This amount includes the employer health tax, if required.

(6) Represents the intrinsic value of Mr. Scullion's accelerated stock options and the value of Mr. Scullion's accelerated restricted stock and restricted stock units as if exercised or sold on December 31, 2007, calculated in each case using the closing price of our common stock on December 31, 2007 ($74.99).

(7) We have determined that the payments to Mr. Scullion in the event of a qualifying termination following a change in control event on December 31, 2007 are not "excess parachute payments" for purposes of Section 280G of the Internal Revenue Code, and are therefore not subject to excise tax and a corresponding gross-up payment. For purposes of this calculation, Mr. Scullion's Canadian salary dollars were converted to US dollars assuming 0.862 US dollars per Canadian dollar in 2006; 0.86 in 2005; 0.83 in 2004; 0.72 in 2003; and 0.63 in 2002.

Ivan M. Szeftel

Payments and Benefits Upon Separation	Change in Control: Termination Without Cause or Termination by Executive Officer for Good Reason	Termination Without Cause or Termination by Executive Officer for Good Reason Other than in Connection with a Change in Control	Termination for Any Other Reason
Severance Amount	$2,147,000[(1)]	$475,000[(2)]	—
Pro Rata Target Cash Incentive Compensation for 2007	$ 598,500	—	—
Benefits	$ 25,599	$ 12,800[(3)]	—
Value of Accelerated Equity	$5,654,982[(4)]	—	—
Excise Tax and Gross-Up[(5)]	—	—	—

(1) Represents the severance amount pursuant to the change in control agreement described above, and is equal to two times the sum of Mr. Szeftel's current base salary and target cash incentive compensation.

(2) Represents the severance amount pursuant to Mr. Szeftel's employment agreement, as described above, and is equal to 12 months current base salary.

(3) Depending on how we elect to pay Mr. Szeftel the severance amount, benefits may or may not be continued during the one year severance period.

(4) Represents the intrinsic value of Mr. Szeftel's accelerated stock options and the value of Mr. Szeftel's accelerated restricted stock and restricted stock units as if exercised or sold on December 31, 2007, calculated in each case using the closing price of our common stock on December 31, 2007 ($74.99).

(5) We have determined that the payments to Mr. Szeftel in the event of a qualifying termination following a change in control event on December 31, 2007 are not "excess parachute payments" for purposes of Section 280G of the Internal Revenue Code, and are therefore not subject to excise tax and a corresponding gross-up payment.

Edward J. Heffernan

Payments and Benefits Upon Separation	Change in Control: Termination Without Cause or Termination by Executive Officer for Good Reason	Termination for Any Reason Other than in Connection with a Change in Control
Severance Amount	$1,802,000[(1)]	—
Pro Rata Target Cash Incentive Compensation for 2007	$ 476,000	—
Benefits	$ 25,599	—
Value of Accelerated Equity	$4,948,894[(2)]	—
Excise Tax and Gross-Up[(3)]	—	—

(1) Represents the severance amount pursuant to the change in control agreement described above, and is equal to two times the sum of Mr. Heffernan's current base salary and target cash incentive compensation.

(2) Represents the intrinsic value of Mr. Heffernan's accelerated stock options and the value of Mr. Heffernan's accelerated restricted stock and restricted stock units as if exercised or sold on December 31, 2007, calculated in each case using the closing price of our common stock on December 31, 2007 ($74.99).

(3) We have determined that the payments to Mr. Heffernan in the event of a qualifying termination following a change in control event on December 31, 2007 are not "excess parachute payments" for purposes of Section 280G of the Internal Revenue Code, and are therefore not subject to excise tax and a corresponding gross-up payment.

Dwayne H. Tucker

Payments and Benefits Upon Separation	Change in Control: Termination Without Cause or Termination by Executive Officer for Good Reason	Termination for Any Reason Other than in Connection with a Change in Control
Severance Amount	$1,650,000[1]	—
Pro Rata Target Cash Incentive Compensation for 2007	$ 450,000	—
Benefits	$ 24,837	—
Value of Accelerated Equity	$3,025,082[2]	—
Excise Tax and Gross-Up[3]	—	—

(1) Represents the severance amount pursuant to the change in control agreement described above, and is equal to two times the sum of Mr. Tucker's current base salary and target cash incentive compensation.

(2) Represents the intrinsic value of Mr. Tucker's accelerated stock options and the value of Mr. Tucker's accelerated restricted stock and restricted stock units as if exercised or sold on December 31, 2007, calculated in each case using the closing price of our common stock on December 31, 2007 ($74.99).

(3) We have determined that the payments to Mr. Tucker in the event of a qualifying termination following a change in control event on December 31, 2007 are not "excess parachute payments" for purposes of Section 280G of the Internal Revenue Code, and are therefore not subject to excise tax and a corresponding gross-up payment.

Director Compensation

Name[(1)]	Fees Earned or Paid in Cash ($)[(2)]	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Bruce K. Anderson	$130,000	—	$41,016	—	—	—	$171,016
Roger H. Ballou	$150,500	—	$41,016	—	$333	—	$191,849
Lawrence M. Benveniste, Ph.D.	$130,000	—	$47,779	—	$293	—	$178,072
D. Keith Cobb	$156,500	—	$47,779	—	—	—	$204,279
E. Linn Draper, Jr., Ph.D.	$127,500	—	$46,172	—	$288	—	$173,960
Kenneth R. Jensen	$135,000	—	$47,779	—	—	—	$182,779
Robert A. Minicucci	$142,500	—	$38,252	—	—	—	$180,752

(1) J. Michael Parks, Chairman of the Board of Directors and Chief Executive Officer, is not included in this table because he is an associate of the company and thus receives no compensation for his service as a director. The compensation received by Mr. Parks as an associate of the company is shown in the Summary Compensation Table above.

(2) This column includes amounts deferred pursuant to the Non-Employee Director Deferred Compensation Plan, as follows: $17,500 deferred by Mr. Ballou, $11,500 deferred by Mr. Benveniste and $10,750 deferred by Mr. Draper.

Our directors did not receive any Equity Incentive Compensation for the 2007-2008 term of the board of directors. The amounts reported in the Stock Awards and Option Awards columns reflect the dollar amount, without any reduction for risk of forfeiture, recognized for financial reporting purposes for the fiscal year ended December 31, 2007 of awards of stock options and restricted stock to each of the directors calculated in accordance with the provisions of SFAS 123(R), and were calculated using certain assumptions, as set forth in Note 15 to our audited financial statements for the fiscal year ended December 31, 2007, included in our Annual Report on Form 10-K, filed with the SEC on February 28, 2008. These amounts reflect our accounting expense and include amounts from awards granted in 2006 and may include amounts from awards granted prior to 2006. Awards granted in prior years and included in the Stock Awards and Option Awards columns were granted pursuant to the 2005 Long Term Incentive Plan, discussed in further detail above under the caption "Equity Incentive Compensation."

The amounts reported in the Change in Pension Value and Nonqualified Deferred Compensation Earnings column are comprised entirely of above-market earnings on compensation deferred pursuant to the Non-Employee Director Deferred Compensation Plan, as described below. Above-market earnings represent the difference between market interest rates determined pursuant to SEC rules and the 8.0% annual interest rate credited by the company on contributions.

Director Aggregate Outstanding Equity Awards at Fiscal Year-End

Name	Stock Awards (#)[1]	Option Awards Exercisable (#)	Option Awards Unexercisable (#)
Bruce K. Anderson	2,786	55,529	2,462
Roger H. Ballou	2,786	13,529	2,462
Lawrence M. Benveniste, Ph.D.	1,695	9,783	—
D. Keith Cobb	1,695	9,783	—
E. Linn Draper, Jr., Ph.D.	1,251	4,743	2,462
Kenneth R. Jensen	2,786	57,991	—
Robert A. Minicucci	2,786	56,307	1,684

(1) Stock awards listed in this column are fully vested but may not be sold or otherwise transferred until one year after the applicable director's service on the board of directors terminates.

Members of our board of directors who are also officers or officers or employees of our company do not receive compensation for their services as directors. All directors are reimbursed for reasonable out-of-pocket expenses incurred while serving on the board of directors and any committee of the board of directors. For the 2006 – 2007 term of the board of directors, beginning in June 2006 and ending in June 2007, non-employee director compensation included:

- an annual cash retainer of $40,000;
- audit committee chair retainer of $10,000;
- audit committee member retainer of $2,500;
- compensation committee chair retainer of $5,000;
- nominating/corporate governance committee chair retainer of $5,000;
- a cash fee per committee meeting for committee members (other than committee chairs) of $1,000; and
- a cash fee per committee meeting for committee chairs of $1,500.

For the 2007 – 2008 term of the board of directors, beginning in June 2007 and ending in June 2008 or such earlier date, subject to the closing of the Merger, non-employee director compensation included:

- $60,000 in cash for service;
- an annual cash retainer of $40,000;
- audit committee chair retainer of $10,000;
- audit committee member retainer of $2,500;
- compensation committee chair retainer of $5,000;
- nominating/corporate governance committee chair retainer of $5,000;
- a cash fee per committee meeting for committee members (other than committee chairs) of $1,000; and
- a cash fee per committee meeting for committee chairs of $1,500.

The annual cash amounts, other than the committee meeting fees, and equity awards, if any, are paid at the beginning of the director's service year, and prior year meeting fees are paid at the end of the service year. While any restricted stock granted is immediately vested, non-employee directors may not sell or otherwise transfer the stock until one year after their service on the board of directors terminates. The exercise price for stock options granted in prior years is the fair market value of our common stock on the date of the grant, which, according to the terms of each of our equity plans, is equal to the average of the high and low prices on the New York Stock Exchange during the trading hours on the date of grant. The stock options granted to a director vest ratably over the remaining one, two or three years of that director's service term. This means that in addition to length of tenure, the number of exercisable and unexercisable stock options held by each director, as set forth above, will vary by class of director. Stock options expire ten years after the date of grant, if unexercised.

We offer our non-employee directors the option to defer up to 50% of their cash compensation under our Non-Employee Director Deferred Compensation Plan. Any non-employee director is eligible to participate in the Non-Employee Director Deferred Compensation Plan. To be eligible to make contributions, a director must complete and file an enrollment form prior to the beginning of the calendar year in which the director performs the services for which the election is to be effective. Participants are always 100% vested in their contributions and related earnings. Account balances accrue interest at a rate of 8.0% per year, which is currently above market rates as defined by the SEC; this interest rate may be adjusted periodically by the committee of management that administers the Non-Employee Director Deferred Compensation Plan, which committee also administers the Executive Deferred Compensation Plan.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table sets forth certain information regarding the beneficial ownership of our common stock as of April 17, 2008: (1) by each director and nominee for director; (2) by each of the named executive officers included in the Summary Compensation Table set forth under the caption "Director and Executive Compensation"; (3) by all of our directors and executive officers as a group; and (4) by each person known by us to be the beneficial owner of more than 5% of our outstanding common stock. Except as otherwise indicated, the named beneficial owner has sole voting and investment power with respect to the shares held by such beneficial owner. The shares owned by our directors and executive officers, as indicated below, may be pledged pursuant to the terms of the individual's customary brokerage agreements.

Name of Beneficial Owner	Shares Beneficially Owned[1]	Percent of Shares Beneficially Owned[1]
J. Michael Parks[2]	864,740	1.1%
Ivan M. Szeftel[3]	252,583	*
John W. Scullion[4]	251,645	*
Edward J. Heffernan[5]	152,157	*
Dwayne H. Tucker [6]	148,990	*
Bruce K. Anderson[7]	902,782	1.1%
Roger H. Ballou[8]	20,277	*
Lawrence M. Benveniste, Ph.D.[9]	11,478	*
D. Keith Cobb[10]	12,278	*
E. Linn Draper, Jr., Ph.D.[11]	8,456	*
Kenneth R. Jensen[12]	70,777	*
Robert A. Minicucci[13]	201,240	*
All directors and executive officers as a group (16 individuals)[14]	3,211,318	4.0%
TimesSquare Capital Management, LLC[15] 1177 Avenue of the Americas, 39th Floor New York, New York 10036	4,124,933	5.2%
D. E. Shaw & Co., L.P. [16] 120 W. 45th Street, Tower 45, 39th Floor New York, New York 10036	7,397,545	9.3%
Satellite Asset Management, L.P. [17] 623 Fifth Avenue, 19th Floor New York, New York 10022	5,365,965	6.8%

* Less than 1%

(1) Beneficial ownership is determined in accordance with the SEC's rules. In computing percentage ownership of each person, shares of common stock subject to options held by that person that are currently exercisable, or exercisable within 60 days of April 17, 2008, are deemed to be beneficially owned. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of each other person. The percentage of shares beneficially owned is based upon 79,167,845 shares of common stock outstanding as of April 17, 2008.

(2) Includes options to purchase 752,920 shares of common stock which are exercisable within 60 days of April 17, 2008.

(3) Includes options to purchase 189,178 shares of common stock which are exercisable within 60 days of April 17, 2008.

(4) Includes options to purchase 195,368 shares of common stock which are exercisable within 60 days of April 17, 2008.

(5) Includes options to purchase 101,972 shares of common stock which are exercisable within 60 days of April 17, 2008.

(6) Includes options to purchase 128,117 shares of common stock which are exercisable within 60 days of April 17, 2008.

(7) Includes options to purchase 57,991 shares of common stock which are exercisable within 60 days of April 17, 2007.

(8) Includes options to purchase 15,991 shares of common stock, which are exercisable within 60 days of April 17, 2008.

(9) Includes options to purchase 9,783 shares of common stock, which are exercisable within 60 days of April 17, 2008.

(10) Includes options to purchase 9,783 shares of common stock, which are exercisable within 60 days of April 17, 2008.

(11) Includes options to purchase 7,205 shares of common stock, which are exercisable within 60 days of April 17, 2008.

(12) Includes options to purchase 57,991 shares of common stock, which are exercisable within 60 days of April 17, 2008.

(13) Includes options to purchase 57,136 shares of common stock which are exercisable within 60 days of April 17, 2008.

(14) Includes options to purchase an aggregate of 1,832,310 shares of common stock which are exercisable within 60 days of April 17, 2008 held by Messrs. Parks, Szeftel, Scullion, Heffernan, Tucker, Utay, Iaccarino, Kubic, Pearson, Anderson, Ballou, Benveniste, Cobb, Draper, Jensen and Minicucci.

(15) Based on a Schedule 13G/A filed with the SEC on February 9, 2007, TimesSquare Capital Management, LLC beneficially owns 4,124,933 shares of common stock, 3,535,352 of which it has sole voting power and 4,124,933 of which it has sole dispositive power.

(16) Based on a Schedule 13G/A filed with the SEC on March 3, 2008, reporting shared voting and dispositive power by D.E. Shaw & Co., L.P. and David E. Shaw over an aggregate of 7,397,545 shares of common stock, including (i) 4,207,632 shares in the name of D.E. Shaw Oculus Portfolios, L.L.C., (ii) 3,144,413 shares in the name of D.E. Shaw Valence Portfolios, L.L.C., (iii) 45,400 shares that D.E. Shaw Valence Portfolios, L.L.C. has the right to acquire through the exercise of listed call options, and (iv) 100 shares under the management of D.E. Shaw Investment Management, L.L.C. Per the Schedule 13G/A, David E. Shaw is (i) President and sole shareholder of D.E. Shaw & Co., Inc., which is the general partner of D.E. Shaw & Co., L.P., which in turn is the managing member and investment advisor of D.E. Shaw Valence Portfolios, L.L.C., the investment advisor of D.E. Shaw Oculus Portfolios; L.L.C., and the managing member of D.E. Shaw Investment Management, L.L.C., and (ii) President and sole shareholder of D.E. Shaw & Co. II, Inc., which is the managing member of D.E. Shaw & Co., L.L.C., which in turn is the managing member of D.E. Shaw Oculus Portfolios, L.L.C.

(17) Based on a Schedule 13G filed with the SEC on February 13, 2008, Satellite Asset Management, L.P. and its general partner, Satellite Fund Management LLC, beneficially own 5,365,965 shares of common stock over which they have shared voting and dispositive power.

REPORT OF THE AUDIT COMMITTEE

The audit committee of the board of directors assists the board of directors in fulfilling its oversight responsibilities by reviewing: (1) the integrity of the company's financial statements; (2) the company's compliance with legal and regulatory requirements; (3) the independent accountant's qualifications and independence; and (4) the performance of the company's internal audit department. The audit committee appoints, compensates, and oversees the work of the independent accountant. The audit committee reviews with the independent accountant the plans and results of the audit engagement, approves and pre-approves professional services provided by the independent accountant, considers the range of audit and non-audit fees, and reviews the adequacy of the company's financial reporting process. The audit committee met with the independent accountant without the presence of any of the other members of the board of directors or management and met with the full board of directors without the presence of the independent accountant to help ensure the independence of the independent accountant. The board of directors has adopted a written charter for the audit committee, posted at http://www.alliancedata.com.

The audit committee obtained from the independent accountant, Deloitte & Touche LLP, a formal written statement describing all relationships between the company and the independent accountant that might bear on the accountant's independence, and has discussed with the independent accountant the independent accountant's independence. Consistent with the Independence Standards Board Standard No.1, "Independence Discussions with Audit Committees," as amended, the audit committee has satisfied itself that the non-audit services provided by the independent accountant are compatible with maintaining the independent accountant's independence. The audit committee reviewed with the independent accountant the matters required to be discussed by Statement on Auditing Standards No. 61, "Communications with Audit Committees," as amended, issued by the Auditing Standards Board of the American Institute of Certified Public Accountants. The lead audit partner having primary responsibility for the audit and the concurring audit partner will be rotated at least every five years. The audit committee also discussed with management, internal audit, and the independent accountant the quality and adequacy of the company's disclosure controls and procedures. In addition, the audit committee reviewed with internal audit the risk-based audit plan, responsibilities, budget, and staffing.

The audit committee reviewed and discussed with management, internal audit and the independent accountant the company's system of internal control over financial reporting in compliance with Section 404 of the Sarbanes-Oxley Act of 2002. The audit committee discussed the classification of deficiencies under standards established by the Public Company Accounting Oversight Board (United States). Management determined and the independent accountant concluded that no identified deficiency, nor the aggregation of same, rose to the level of a material weakness based on the independent accountant's judgment.

The audit committee reviewed and discussed with management and the independent accountant the audited financial statements for the year ended December 31, 2007. Management has the responsibility for the preparation of the financial statements and the reporting process. The independent accountant has the responsibility for the examination of the financial statements and expressing an opinion on the conformity of the audited financial statements with accounting principles generally accepted in the United States. Based on the review and discussions with management and the independent accountant as described in this report, the audit committee recommended to the board of directors that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2007, as filed with the SEC.

This report has been furnished by the current members of the audit committee.

D. Keith Cobb, Chair
Roger H. Ballou
Kenneth R. Jensen

PROPOSAL TWO: RATIFICATION OF THE SELECTION OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

During fiscal year 2007, Deloitte & Touche LLP served as our independent registered public accounting firm and also provided certain tax and other audit-related services. See "Fees and Services" below. A representative of Deloitte & Touche LLP is expected to be present at the 2008 annual meeting and will have an opportunity to make a statement if so desired and to answer appropriate questions from the stockholders.

In connection with the audit of the 2007 financial statements, we entered into an engagement letter with Deloitte & Touche LLP which set forth the terms by which Deloitte & Touche LLP performed audit services for us. That engagement letter is subject to a limitation on our right to assign or transfer a claim without the prior written consent of Deloitte & Touche LLP. The audit committee does not believe that such provision limits the ability of stockholders to seek redress from Deloitte & Touche LLP.

Required Vote and Recommendation

If a quorum is present and a majority of the shares represented, in person or by proxy, and entitled to vote are in favor of Proposal Two, the selection of Deloitte & Touche LLP as our independent registered public accounting firm for 2008 will be ratified. Votes marked "For" Proposal Two will be counted in favor of ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm for 2008. An "Abstention" with respect to Proposal Two will not be voted on that item, although it will be counted for purposes of determining the number of shares represented and entitled to vote. Accordingly, an "Abstention" will have the effect of a vote "Against" Proposal Two. Except as otherwise directed and except for those proxies representing shares held in the ADS Stock Fund portion of the Alliance Data Systems 401(k) and Retirement Savings Plan for which no voting preference is indicated, proxies solicited by the board of directors will be voted to approve the selection by the audit committee of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2008.

Stockholder ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm is not required by our bylaws or otherwise. However, the board of directors is submitting the selection of Deloitte & Touche LLP to the stockholders for ratification. If the stockholders do not ratify the selection, the audit committee will reconsider whether it is appropriate to select a different independent registered public accounting firm. In such event, the audit committee may retain Deloitte & Touche LLP, notwithstanding the fact that the stockholders did not ratify the selection, or may select another independent registered public accounting firm without re-submitting the matter to the stockholders. Even if the selection is ratified, the audit committee reserves the right in its discretion to select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the company and its stockholders.

Fees and Services

The billed fees for services provided by Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates, during 2006 and 2007 were as follows:

	2006	2007
Audit Fees (1)	$2,640,000	$2,908,961
Audit-Related Fees (2)	730,000	1,239,218
Tax Fees (3)	977,275	1,491,473
All Other Fees (4)	125,000	517,990
Total Fees	$4,472,275	$6,157,642

(1) Consists of fees for the audits of our financial statements for the years ended December 31, 2006 and 2007, reviews of our interim quarterly financial statements, and evaluation of our compliance with Section 404 of the Sarbanes-Oxley Act.

(2) Consists of fees for service auditors reports (SAS 70), accounting consultations, credit card receivables master trust securitizations, review and support for securities issuances as well as acquisition assistance.
(3) Tax consultation and advice and tax return preparation.
(4) Other fees include due diligence and securitization related assistance.

Our audit committee has resolved to pre-approve all audit and permissible non-audit services to be performed for us by our independent accountant, Deloitte & Touche LLP. The audit committee pre-approved all fees noted above for 2007. Non-audit services that have received pre-approval include tax preparation, tax consultation and advice, assistance with our securitization program, SAS 70 reporting and acquisition assistance. The audit committee has considered whether the provision of the above services is compatible with maintaining the independent accountant's independence. The members of our audit committee believe that the payment of the fees set forth above would not prohibit Deloitte & Touche LLP from maintaining its independence.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE *FOR* THE RATIFICATION OF THE SELECTION OF DELOITTE & TOUCHE LLP AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY FOR 2008.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers, and persons who beneficially own more than 10% of our common stock, to file reports of ownership and changes in ownership of our common stock with the SEC and the New York Stock Exchange. Our directors, executive officers, and greater than 10% beneficial owners are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. Based solely on a review of the copies furnished to us and representations from our directors and executive officers, we believe, except as described immediately below, that all Section 16(a) filing requirements for the year ended December 31, 2007 applicable to our directors, executive officers, and greater than 10% beneficial owners were satisfied. Based on written representations from our directors and executive officers, we believe that no Forms 5 for directors, executive officers and greater than 10% beneficial owners were required to be filed with the SEC that have not been filed for the period ended December 31, 2007. On June 26, 2007, Mr. Scullion reported on Form 4/A the sale of 13,933 shares of our common stock on October 23, 2006.

INCORPORATION BY REFERENCE

With respect to any filings with the SEC into which this proxy statement is incorporated by reference, the material under the headings "Compensation Committee Report" and "Report of the Audit Committee" shall not be incorporated into such filings nor shall it be deemed "filed."

HOUSEHOLDING OF ANNUAL MEETING MATERIALS

If you and other residents at your mailing address own shares of common stock in "street name," your broker or bank may have sent you a notice that your household will receive only one annual report and proxy statement for each company in which you hold stock through that broker or bank. Nevertheless, each stockholder will receive a separate proxy card. This practice, known as "householding," is designed to reduce our printing and postage costs. If you did not respond that you did not want to participate in householding, the broker or bank will assume that you have consented and will send one copy of our annual report and proxy statement to your address. You may revoke your consent to householding at any time by sending your name, the name of your brokerage firm, and your account number to Householding Department, 51 Mercedes Way, Edgewood, New York 11717. The revocation of your consent to householding will be effective 30 days following its receipt. In any event, if you did not receive an individual copy of this proxy statement or our annual report, we will send a copy upon written request. Requests should be directed to Alan M. Utay, Corporate Secretary, Alliance Data Systems Corporation, 17655 Waterview Parkway, Dallas, Texas 75252.

OTHER MATTERS

The board of directors knows of no matters that are likely to be presented for action at the annual meeting other than the re-election of directors and the ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm for 2008, as previously described. If any other matter properly comes before the annual meeting for action, it is intended that the persons named in the accompanying proxy and acting hereunder will vote or refrain from voting in accordance with their best judgment pursuant to the discretionary authority conferred by the proxy.

By order of the Board of Directors

J. Michael Parks
Chairman of the Board of Directors and
Chief Executive Officer

April 24, 2008
Dallas, Texas

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2007

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from to

Commission file number 001-15749

ALLIANCE DATA SYSTEMS CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**31-1429215**
(State or Other Jurisdiction of Incorporation or Organization)	**(I.R.S. Employer Identification No.)**
17655 Waterview Parkway, Dallas, Texas	**75252**
(Address of Principal Executive Offices)	**(Zip Code)**

(972) 348-5100
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $0.01 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendments to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

As of June 30, 2007, the last business day of the registrant's most recently completed second fiscal quarter, 77,456,956 shares of common stock were outstanding and the aggregate market value of the common stock held by non-affiliates of the registrant on that date was approximately $6.0 billion (based upon the closing price on the New York Stock Exchange on June 30, 2007 of $77.40 per share). Aggregate market value is estimated solely for the purposes of this report. This shall not be construed as an admission for the purposes of determining affiliate status.

As of February 22, 2008, 79,134,089 shares of common stock were outstanding.

Documents Incorporated By Reference

Certain information called for by Part III is incorporated by reference to certain sections of the Proxy Statement for the 2008 Annual Meeting of our stockholders which will be filed with the Securities and Exchange Commission not later than 120 days after December 31, 2007.

ALLIANCE DATA SYSTEMS CORPORATION

INDEX

Caution Regarding Forward-Looking Statements

This Form 10-K and the documents incorporated by reference herein contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements may use words such as "anticipate," "believe," "estimate," "expect," "intend," "predict," "project", and similar expressions as they relate to us or our management. When we make forward-looking statements, we are basing them on our management's beliefs and assumptions, using information currently available to us. Although we believe that the expectations reflected in the forward-looking statements are reasonable, these forward-looking statements are subject to risks, uncertainties and assumptions, including those discussed in the "Risk Factors" section in Item 1A of this Form 10-K and elsewhere in this Form 10-K and the documents incorporated by reference in this Form 10-K.

If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may vary materially from what we projected. Any forward-looking statements contained in this Form 10-K reflect our current views with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, growth strategy and liquidity. These risks, uncertainties and assumptions include those made with respect to and any developments related to the proposed merger of the Company with an affiliate of The Blackstone Group, including the risk that conditions to closing, including the condition relating to regulatory approvals, may not be satisfied and that the proposed merger may not be consummated, as well as risks and uncertainties arising from actions that the parties to the related merger agreement or others may take in response to the filing or outcome of any litigation with respect to the proposed merger. The Company cannot provide any assurance that the conditions to closing the proposed merger will be satisfied or that the transactions will be completed. We have no intention, and disclaim any obligation, to update or revise any forward-looking statements, whether as a result of new information, future results or otherwise, except as required by law.

PART I

Item 1. Business

Agreement and Plan of Merger

On May 17, 2007, we entered into an Agreement and Plan of Merger by and among Aladdin Solutions, Inc. (f/k/a Aladdin Holdco, Inc., "Parent"), Aladdin Merger Sub, Inc. ("Merger Sub") and the Company (the "Merger Agreement"). Under the terms of the Merger Agreement, Merger Sub will be merged with and into the Company, and as a result the Company will continue as the surviving corporation and a wholly-owned subsidiary of Parent (the "Merger"). Parent and Merger Sub were formed and are controlled by affiliates of The Blackstone Group. Under the terms of the Merger Agreement, at the effective time of the Merger, each outstanding share of common stock of the Company, other than shares owned by the Company, Parent, any subsidiary of the Company or Parent, or by any stockholders who are entitled to and who properly exercise appraisal rights under Delaware law, will be cancelled and converted into the right to receive $81.75 in cash, without interest. In addition, the Merger Agreement provides that the vesting and/or lapse of restrictions on substantially all stock options, restricted stock awards and restricted stock units will be accelerated at the effective time of the Merger and holders of such securities will receive consideration in accordance with the terms of the Merger Agreement. The Company will also accelerate the recognition of stock compensation expense resulting from the vesting of substantially all outstanding unvested stock options, restricted stock and restricted stock units in connection with the Merger. Consummation of the Merger is subject to closing conditions, including conditions relating to regulatory approvals. No assurances can be given that the conditions precedent to consummating the Merger will be satisfied or that the Merger will be consummated.

We filed our definitive proxy statement and proxy supplement with the SEC on July 5, 2007 and July 30, 2007, respectively, soliciting stockholder approval of the Merger Agreement, which was approved at a special meeting of our stockholders on August 8, 2007. We filed our Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, notification and report forms with the Federal Trade Commission and the Antitrust Division of the Department of Justice on June 1, 2007 and early termination of the applicable waiting period was granted on June 11, 2007. We filed a request for an advance ruling certificate ("ARC") regarding the Merger under the Competition Act (Canada) with the Canadian Commissioner of Competition on June 1, 2007 and received an ARC on June 7, 2007. We filed a notification under the German Act against Restraints of Competition, as amended with the German Federal Cartel Office on June 14, 2007. The waiting period under the German Competition Act expired on July 14, 2007. Parent filed the required notices with the Office of the Comptroller of the Currency ("OCC") on June 28, 2007. Parent also filed the required notices with the Federal Deposit Insurance Corporation ("FDIC") and the Utah Department of Financial Institutions, in each case on July 2, 2007.

On January 25, 2008, Parent informed us in a written notice that it does not anticipate the condition to closing the Merger relating to obtaining approvals from the Office of the Comptroller of the Currency will be satisfied.

On January 30, 2008, we filed a lawsuit against Parent and Merger Sub (together, the "Merger Entities"). The lawsuit, filed in the Delaware Court of Chancery, sought specific performance to compel the Merger Entities to comply with their obligations under the Merger Agreement, including their covenants to use reasonable best efforts to obtain required regulatory approvals and to consummate the Merger.

On February 8, 2008, we filed a motion to dismiss our lawsuit without prejudice in response to the Merger Entities' confirmation of their commitment to work to consummate the Merger. We are working with the Merger Entities to effect an acceptable solution to the unresolved regulatory issues. There can be no assurance, however, that an acceptable solution will be obtained or that the Merger will be completed.

Our Company

We are a leading provider of data-driven and transaction-based marketing and customer loyalty solutions. We offer a comprehensive portfolio of integrated outsourced marketing solutions, including customer loyalty programs, database marketing services, marketing strategy consulting, analytics and creative services, permission-based email marketing and private label retail credit card programs. We focus on facilitating and managing interactions between our clients and their customers through a variety of consumer marketing channels, including in-store, catalog, mail, telephone and on-line. We capture data created during each customer interaction, analyze the data and leverage the insight derived from that data to enable clients to identify and acquire new customers, as well as to enhance customer loyalty. We believe that our services are becoming increasingly valuable as companies continue to shift their marketing resources away from traditional mass marketing campaigns toward more targeted marketing programs that provide measurable returns on marketing investments.

Our clients are primarily large consumer-based businesses and include such well-known brands in North America as BMO Bank of Montreal, Citibank, Hilton, Bank of America, Victoria's Secret, Canada Safeway, Shell Canada, Amex Bank of Canada, J. Crew and Expedia. Our client base of more than 800 companies is diversified across a broad range of end-markets, including, among others, financial services, specialty retail, grocery and drugstore chains, petroleum retail, technology, hospitality and travel, media and pharmaceuticals. We believe our comprehensive suite of marketing solutions offers us a significant competitive advantage, as many of our competitors offer a more limited range of services. We believe the breadth and quality of our service offerings have led to long-standing client relationships.

We are the result of the 1996 merger of two entities acquired by Welsh, Carson, Anderson & Stowe: J.C. Penney's transaction services business, BSI Business Services, Inc., and Limited Brands, Inc.'s credit card bank operation, World Financial Network National Bank. In June 2001, we concluded the initial public offering of our common stock, which is listed on the New York Stock Exchange. During 2003, we completed two secondary public offerings whereby Limited Commerce Corp., which is a wholly owned subsidiary of Limited Brands and was our second largest stockholder, sold all of our shares of common stock it beneficially owned. During 2006, Welsh, Carson, Anderson & Stowe completed the distribution of its shares to its limited partners.

We continue to execute on our growth strategy through internal growth and acquisitions. In 2007, we entered into new arrangements for private label retail card services with Orchard Supply Hardware and Gardner-White. We also signed Labrador Liquor Corporation, Roins Financial Services Limited, Réno-Dépot and Vision Electronics as new sponsors in the AIR MILES® Reward Program. We signed new contracts with Tesco, EachNet, Charter Communications, and Helzberg Diamond to provide integrated email and marketing solutions. We also signed a multi-year agreement with 7-Eleven, Inc. to provide payment processing services, including authorization and settlement for debit and credit transactions, and prepaid card services.

We further expanded our relationships with several key clients, including the signing of a multi-year agreement with Redcats USA to provide integrated credit and marketing services, including co-branded credit card services to supplement Redcats USA's existing private label card program and co-branded credit card services to The Sportsman's Guide, a new client of Redcats USA. We also entered into an agreement with Williams-Sonoma, Inc. (to launch a private label retail card program for the West Elm brand) and continue providing private label retail card services for the Pottery Barn brands. We also expanded our co-branded credit card services with Fortunoff.

We also completed significant AIR MILES Reward Program sponsor renewals in 2007 with A&P Canada, Goodyear Canada, Forzani Group, Ltd. and Katz Group Canada's Rexall and Pharma Plus pharmacies. We also renewed contracts with Alon USA for integrated private label card services and Truckee Meadows Water Authority to provide customer care solutions as well as to provide bill print and payment solutions.

In February 2007, we continued to expand our marketing services offering with the acquisition of Abacus, formerly a division of DoubleClick Inc., and a leading provider of data and multi-channel direct marketing services. In November 2007, we sold our Mail Services business. The sale allows us to increase our focus on the capabilities, technologies and businesses that more closely align with our strategy.

Our corporate headquarters is located at 17655 Waterview Parkway, Dallas, Texas 75252, and our telephone number is 972-348-5100.

Our Market Opportunity and Growth Strategy

We intend to enhance our position as a leading provider of targeted, data-driven and transaction-based marketing and loyalty solutions and to continue our growth in revenue and earnings by pursuing the following strategies:

- *Capitalize on our Leadership in Targeted and Data-Driven Consumer Marketing.* We intend to continue to capitalize on the ongoing shift away from traditional mass marketing campaigns to targeted and data-driven marketing programs with measurable return on investment. As consumer companies initiate or expand their targeted and transaction-based marketing strategies, we believe we are well-positioned to acquire new clients and sell additional services to existing clients based on our extensive experience in capturing and analyzing our clients' customer transaction data to develop targeted marketing programs. We believe our comprehensive portfolio of high-quality targeted marketing and loyalty solutions provides a competitive advantage over peers with more limited service offerings. We seek to extend our leadership position in the transaction-based and targeted marketing services sector by continuing to improve the breadth and quality of our products and services. We also intend to enhance our leadership position in loyalty programs by expanding the scope of the AIR MILES Reward Program and by continuing to develop stand-alone loyalty programs such as the *Hilton HHonors Program* and the *Citi Thank You Network.* We believe that building on our market leadership will enable us to benefit from the anticipated growth in demand for targeted marketing strategies.

- *Sell More Fully Integrated End-to-End Marketing Solutions.* In our U.S. marketing business (Epsilon), we have assembled what we believe is the industry's most comprehensive suite of targeted and data-driven marketing services, including marketing strategy consulting, data services, database development and management, marketing analytics, creative design and delivery services such as email communications. As a result of our acquisition of Abacus in February 2007, we are able to offer an end-to-end solution to clients, providing a significant opportunity to expand our relationships with existing clients, the majority of which do not currently purchase the full suite of services we offer. In addition, we further intend to integrate our product and service offerings across our business units so that we can provide clients in a broad range of industries with a comprehensive portfolio of targeted marketing solutions, including both coalition and individual loyalty programs, private label retail card programs and other transaction-based marketing solutions. By selling integrated solutions within and across our business units and our entire client base, we have a significant opportunity to maximize the value of our long-standing client relationships.

- *Continue to Expand our Global Footprint.* We plan to grow our business by leveraging our core competencies in the North American marketplace to further penetrate international markets. Global reach is increasingly important as our clients grow into new markets, and we are well positioned to cost-effectively increase our global presence. We believe international expansion will provide us with strong revenue growth opportunities.

- *Optimize our Business Portfolio.* We will continue to evaluate our products and services given our strategic direction and demand trends. While we are focused on realizing organic revenue growth and margin expansion, we will consider select acquisitions of complementary businesses that would enhance our product portfolio, market positioning or geographic presence. We have a strong track record of identifying and integrating such targeted acquisitions.

Products and Services

Our products and services are reported under three segments—Marketing Services, Credit Services, and Transaction Services. We have traditionally marketed and sold our products and services on a stand-alone basis but increasingly market and sell them on an integrated basis. Our products and services are listed below. Financial information about our segments and geographic areas appears in Note 21 of our consolidated financial statements.

Segment	Products and Services
Marketing Services	• Loyalty Programs —Coalition loyalty —Stand alone loyalty • Marketing Services —Analytical services —Strategic consulting and creative services —Proprietary data services —Database marketing services —Interactive communications
Credit Services	• Private Label Receivables Financing —Underwriting and risk management —Receivables funding
Transaction Services	• Processing Services —New account processing —Billing and payment processing —Remittance processing —Customer care • Utility Services —Customer information system hosting —Billing and payment processing —Customer care • Merchant Services —Point-of-Sale Services —Merchant bankcard services

Marketing Services

Our clients are focused on targeting, acquiring and retaining loyal and profitable customers. We create and manage targeted marketing programs that result in securing more frequent and sustained customer behavior. We utilize the information gathered through our loyalty and targeted marketing programs to help our clients design and implement effective marketing programs. Our clients within this segment include financial services providers, supermarkets, petroleum retailers, specialty retailers and pharmaceutical companies. BMO Bank of Montreal, the largest Marketing Services client in 2007, represented approximately 21.5% of this segment's 2007 revenue.

Coalition Loyalty. Our AIR MILES Reward Program is the largest coalition loyalty program in Canada with over 120 participating sponsors participating in the program. The AIR MILES Reward Program enables consumers to earn AIR MILES reward miles, which operate as points, as they shop within a range of retailers and other sponsors participating in the AIR MILES Reward Program. We believe that one of the reasons our AIR MILES Reward Program is so popular with consumers, as evidenced by the approximately 70% participation rate for Canadian households, is that consumers are able to rapidly accumulate AIR MILES reward miles across a significant portion of their everyday spending.

We deal with three primary parties in connection with our AIR MILES Reward Program: sponsors, collectors and suppliers.

Sponsors. Our AIR MILES Reward Program has more than 120 brand name sponsors participating in the program such as Canada Safeway, Shell Canada, Jean Coutu, Amex Bank of Canada and BMO Bank of Montreal. The AIR MILES Reward Program is a full service outsourced loyalty program for our sponsors, who pay us a fee per AIR MILES reward mile issued, for which we provide all marketing, customer service and rewards and redemption management. We typically grant participating sponsors exclusivity in their category, which allows them to realize incremental sales and increase their market share as a result of their participation in the AIR MILES Reward Program coalition.

Collectors. Consumers participating in the AIR MILES Reward Program, who we refer to as collectors, earn AIR MILES reward miles at over 10,000 retail and service locations, in addition to the many locations where collectors can use certain cards issued by BMO Bank of Montreal and Amex Bank of Canada. The AIR MILES Reward Program offers a reward structure that provides a quick, easy and free way for collectors to earn a broad selection of travel, entertainment and other lifestyle rewards by shopping at participating sponsors.

Suppliers. We enter into supply agreements with suppliers of rewards to the program such as airlines, movie theaters and manufacturers of consumer electronics. We obtain rewards from over 300 suppliers who utilize the AIR MILES Reward Program as an additional distribution channel for their products. Suppliers include such well-recognized companies as Apple, Starbucks, Sony and Air Canada.

U.S Marketing Services. Our Epsilon business is a leader in providing integrated direct marketing solutions that combine database marketing technology and analytics with a broad range of direct marketing services. We offer customer management and loyalty solutions by utilizing data, database technologies, analytics and delivery platforms to maximize the value and loyalty of our clients' customers and assist our clients in acquiring new customers. Our marketing programs target and reach individual consumers and provide a measurable return on our clients' marketing investments. As a result of our acquisition of Abacus, in February 2007, we have become the industry leader in providing customer acquisition and retention solutions through cooperative databases that contain consumer transactional data from more than 1,500 multi-channel catalogers, retailers, on-line merchants and business-to-business marketers. We also operate what we believe is the world's largest permission-based email marketing platform. We offer our clients a full end-to-end solution, including marketing strategy consulting, data services, database development and management, marketing analytics, creative design and delivery services such as email communications, which we believe provides us with a competitive advantage over other marketing services providers with more limited service offerings. Epsilon has over 500 clients, primarily in the financial services, specialty retail, hospitality and pharmaceutical end-markets.

Analytical Services. We provide behavior-based, demographic and attitudinal segmentation; acquisition, attrition, cross-sell and up-sell, retention, loyalty and value predictive modeling; and program evaluation, testing and measurement across our integrated marketing services.

Strategic Consulting and Creative. We provide consulting services that analyze our client's business, brand and/or product strategy to create customer campaigns and sales channel strategies and tactics designed to further optimize our clients' customer relationships and marketing return on investment. We also provide direct marketing program design, development and management; campaign design and execution; value proposition and business case development; concept development and creative media consulting; print, imaging and personalization services; data processing services; fulfillment services; and mailing services.

Proprietary Data Services. We provide various data services that are essential to making informed marketing decisions. Together with our clients, we utilize this data to develop highly targeted, individualized marketing programs that build stronger customer relationships and increase response rates in marketing programs.

Marketing Database Services. We provide design and management of outsourced loyalty programs, integrated marketing databases; customer and prospect data integration and data hygiene; campaign management and marketing application integration; and web design and development.

Interactive Communications. We provide strategic, permission-based email communication solutions and marketing technologies. Our end-to-end suite of industry specific products and services includes scalable email campaign technology, delivery optimization, marketing automation tools, turnkey integration solutions, strategic consulting and creative expertise to produce email programs that generate measurable results throughout the customer lifecycle.

Credit Services

Our Credit Services segment provides risk management solutions, account origination and funding services for our more than 85 private label retail card programs. Through these programs, we managed approximately $3.9 billion in average receivables from approximately 23 million active accounts for the year ended December 31, 2007, with an average balance during that period of approximately $360 for accounts with outstanding balances. We process millions of credit applications each year using automated proprietary scoring technology and verification procedures to make risk-based origination decisions when approving new cardholders and establishing their credit limits. These procedures help us segment prospects into narrower ranges within each risk score provided by credit bureaus, allowing us to better evaluate individual credit risk and tailor our risk-based pricing accordingly. Our cardholders tend to be middle- to upper-income individuals, in particular 35 to 49 year-old married females who use our cards primarily as brand affinity tools rather than pure financing instruments, which has resulted in lower average balances than on general purpose credit cards. We focus our sales efforts on prime borrowers and do not target sub-prime borrowers.

We utilize a securitization program as our primary funding vehicle for private label retail card receivables. Securitizations involve the packaging and selling of both current and future receivable balances of credit card accounts to a special purpose entity that then sells them to a master trust. Our securitizations are treated as sales for accounting purposes and, accordingly, the receivables are removed from our balance sheet. We retain an ownership interest in the receivables, which is commonly referred to as a seller's interest, and a residual interest in the trust, which is commonly referred to as an interest-only strip. As of December 31 2007, Intimate Brands and Redcats accounted for approximately 18.9% and 14.0%, respectively, of the receivables in the trust portfolio.

Transaction Services

We facilitate and manage transactions between our clients and their customers through our scalable processing systems.

Processing Services. We assist clients in extending their brand with a private label or co-branded credit card that can be used by customers at the clients' store locations, catalogs or on-line. We provide service and maintenance to our clients' private label credit and co-branded card programs and assist our clients in acquiring, retaining and managing valuable repeat customers. Our Transaction Services segment performs processing services for our Credit Services segment in connection with that segment's private label credit card and co-branded programs. These inter-segment services accounted for 47.4% of Transaction Services revenue in 2007. We have developed a proprietary private label credit card system designed specifically for retailers that has the flexibility to be customized to accommodate our clients' specific needs. We have also built into the system marketing tools to assist our clients in increasing sales. We utilize our Quick Credit and On-Line Prescreen products to originate new private label credit card accounts. We believe that these products provide an effective marketing advantage over competing services.

We use automated technology for bill preparation, printing and mailing, as well as offer consumers the ability to view, print and pay their bills on-line. By doing so, we improve the funds availability for both our clients and for those private label credit card receivables that we own or securitize. Our customer care operations are influenced by our retail heritage. We focus our training programs in all areas to achieve the highest possible standards. We monitor our performance by conducting surveys with our clients and their customers. Our call centers are equipped to handle phone, mail, fax and on-line inquiries. We also provide collection activities on delinquent accounts to support our retail private label credit card programs.

Utility Services. We believe that we are one of the largest independent service providers of customer information systems for utilities in North America. We provide a comprehensive single source business solution for customer care and billing solutions. We have solutions for the regulated, de-regulated and municipal marketplace. These solutions provide not only hosting of the customer information system, but also customer care, statement generation and payment processing. We focus on the successful acquisition, value enhancement and retention of our clients' customers.

In both a regulated and de-regulated environment, providers will need more sophisticated and complex billing and customer information systems to effectively compete in the marketplace. We believe that our ability to integrate transaction and marketing services effectively provides a competitive advantage for us.

Merchant Services. We are a provider of transaction processing services with an emphasis on the U.S. petroleum retail industry. We have built a network that enables us to process virtually all electronic payment types including credit card, debit card, prepaid card, gift card, electronic benefits and check transactions.

Safeguards to Our Business; Disaster and Contingency Planning

We operate multiple data processing centers to process and store our customer transaction data. Given the significant amount of data that we manage, much of which is real-time data to support our clients' commerce initiatives, we have established redundant capabilities for our data centers. We have a number of safeguards in place that are designed to protect our company from data related risks and in the event of a disaster, to restore our data centers' systems.

Protection of Intellectual Property and Other Proprietary Rights

We rely on a combination of copyright, trade secret and trademark laws, confidentiality procedures, contractual provisions and other similar measures to protect our proprietary information and technology used in each business unit of our business. We currently have seven patent applications pending with the U.S. Patent and Trademark Office and two international applications. We generally enter into confidentiality or license agreements with our employees, consultants and corporate partners, and generally control access to and distribution of our technology, documentation and other proprietary information. Despite the efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain the use of our products or technology that we consider proprietary and third parties may attempt to develop similar technology independently. We pursue registration and protection of our trademarks primarily in the United States and Canada, although we also have either registered trademarks or applications pending in Argentina, New Zealand, the European Union, Peru, Venezuela, Brazil, Great Britain, Australia, China, Hong Kong, Japan and Singapore.

Effective protection of intellectual property rights may be unavailable or limited in some countries. The laws of some countries do not protect our proprietary rights to the same extent as in the United States and Canada. We are the exclusive Canadian licensee of the AIR MILES family of trademarks pursuant to a perpetual license agreement with Air Miles International Trading B.V., for which we pay a royalty fee. We believe that the AIR MILES family of trademarks and our other trademarks are important for our branding, corporate identification and marketing of our services in each business unit.

Competition

The markets for our products and services are highly competitive. We compete with marketing services companies, credit card issuers, and data processing companies, as well as with the in-house staffs of our current and potential clients.

Marketing Services. As a provider of marketing services, we generally compete with advertising and other promotional and loyalty programs, both traditional and on-line, for a portion of a client's total marketing budget. In addition, we compete against internally developed products and services created by our existing and potential clients. For each of our marketing services, we expect competition to intensify as more competitors enter our market. Competitors with our AIR MILES Reward Program may target our sponsors and collectors as well as draw rewards from our rewards suppliers. Our ability to generate significant revenue from clients and loyalty partners will depend on our ability to differentiate ourselves through the products and services we provide and the attractiveness of our loyalty and rewards programs to consumers. The continued attractiveness of our loyalty and rewards programs will also depend on our ability to remain affiliated with sponsors that are desirable to consumers and to offer rewards that are both attainable and attractive to consumers. Intensifying competition may make it more difficult for us to do this.

Our Epsilon business generally competes with advertising and other promotional programs, both traditional and on-line. In addition, Epsilon competes against internally developed products and services created by our existing clients and others. For each of our marketing services, we expect competition to intensify as more competitors enter our market. For our targeted direct marketing services offerings, our ability to continue to capture detailed customer transaction data is critical in providing effective customer relationship management strategies for our clients. Our ability to differentiate the mix of products and services that we offer, together with the effective delivery of those products and services, are also important factors in meeting our clients' objective to continually improve their return on marketing investment.

Credit Services. Our credit services business competes primarily with financial institutions whose marketing focus has been on developing credit card programs with large revolving balances. These competitors further drive their businesses by cross selling their other financial products to their cardholders. Our focus has primarily been on targeting specialty retailers that understand the competitive advantage of developing loyal customers. Typically these retailers have customers that make more frequent and smaller transactions. As a result, we are able to analyze card-based transaction data we obtain through managing our card programs, including customer specific transaction data and overall consumer spending patterns, to develop and implement targeted marketing strategies and to develop successful customer relationship management strategies for our clients. As an issuer of private label retail cards, we compete with other payment methods, primarily general purpose credit cards like Visa and MasterCard, which we also issue primarily as co-branded private label retail cards, American Express and Discover Card, as well as cash, checks and debit cards.

Transaction Services. Our focus has been on industry segments characterized by companies with large customer bases, detail-rich data and high transaction volumes. Targeting these specific market sectors allows us to develop and deliver solutions that meet the needs of these sectors. This focus is consistent with our marketing strategy for all products and services. Additionally, we believe we effectively distinguish ourselves from other transaction processors by providing solutions that help our clients leverage investments they have made in payment systems by using these systems for electronic marketing programs. Competition in the area of utility services comes primarily from larger, more well-funded and well-established competitors and from companies developing in-house solutions and capabilities.

Regulation

Federal and state laws and regulations extensively regulate the operations of our credit card services bank subsidiary, World Financial Network National Bank, as well as our industrial bank, World Financial Capital Bank. Many of these laws and regulations are intended to maintain the safety and soundness of World Financial Network National Bank and World Financial Capital Bank, and they impose significant restraints on those companies to which other non-regulated companies are not subject. Because World Financial Network National Bank is deemed a credit card bank and World Financial Capital Bank is an industrial bank within the meaning of the Bank Holding Company Act, we are not subject to regulation as a bank holding company. If we were subject to regulation as a bank holding company, we would be constrained in our operations to a limited number of activities that are closely related to banking or financial services in nature. Nevertheless, as a national bank, World Financial Network National Bank is still subject to overlapping supervision by the OCC and the FDIC; and, as an industrial bank, World Financial Capital Bank is still subject to overlapping supervision by the FDIC and the State of Utah.

World Financial Network National Bank and World Financial Capital Bank must maintain minimum amounts of regulatory capital. If World Financial Network National Bank or World Financial Capital Bank do not meet these capital requirements, their respective regulators have broad discretion to institute a number of corrective actions that could have a direct material effect on our financial statements. World Financial Capital Bank, as an institution insured by the FDIC, must maintain certain capital ratios, paid-in capital minimums and adequate allowances for loan losses. World Financial Network National Bank must meet specific guidelines that involve measures and ratios of its assets, liabilities, regulatory capital, interest rate exposure and certain off-balance sheet items under regulatory accounting standards, among other factors. Under the National Bank Act, if the capital stock of World Financial Network National Bank is impaired by losses or otherwise, we, as the sole shareholder, may be assessed the deficiency. To the extent necessary, if a deficiency in capital still exists, the FDIC may be appointed as a receiver to wind up World Financial Network National Bank's affairs.

Before World Financial Network National Bank can pay dividends to us, it must obtain prior regulatory approval if all dividends declared in any calendar year would exceed its net profits for that year plus its retained net profits for the preceding two calendar years, less any transfers to surplus. In addition, World Financial Network National Bank may only pay dividends to the extent that retained net profits, including the portion transferred to surplus, exceed bad debts. Moreover, to pay any dividend, World Financial Network National Bank must maintain adequate capital above regulatory guidelines. Further, if a regulatory authority believes that World Financial Network National Bank is engaged in or is about to engage in an unsafe or unsound banking practice, which, depending on its financial condition, could include the payment of dividends, that regulatory authority may require, after notice and hearing, that World Financial Network National Bank cease and desist from the unsafe practice. Before World Financial Capital Bank can pay dividends to us, it must obtain prior written regulatory approval.

As part of an acquisition in 2003 by World Financial Network National Bank, which required approval by the OCC, the OCC required World Financial Network National Bank to enter into an operating agreement with it and a capital adequacy and liquidity maintenance agreement with us. The operating agreement requires World Financial Network National Bank to continue to operate in a manner consistent with its current practices, regulatory guidelines and applicable law, including those related to affiliate transactions, maintenance of capital and corporate governance. This operating agreement has not required any changes in World Financial Network National Bank's operations. The capital adequacy and liquidity maintenance agreement memorializes our current obligations to World Financial Network National Bank.

We are limited under Sections 23A and 23B of the Federal Reserve Act in the extent to which we can borrow or otherwise obtain credit from or engage in other "covered transactions" with World Financial Network National Bank or World Financial Capital Bank, which may have the effect of limiting the extent to which World Financial Network National Bank or World Financial Capital Bank can finance or otherwise supply funds to us.

"Covered transactions" include loans or extensions of credit, purchases of or investments in securities, purchases of assets, including assets subject to an agreement to repurchase, acceptance of securities as collateral for a loan or extension of credit, or the issuance of a guarantee, acceptance, or letter of credit. Although the applicable rules do not serve as an outright bar on engaging in "covered transactions," they do require that we engage in "covered transactions" with World Financial Network National Bank or World Financial Capital Bank only on terms and under circumstances that are substantially the same, or at least as favorable to World Financial Network National Bank or World Financial Capital Bank, as those prevailing at the time for comparable transactions with nonaffiliated companies. Furthermore, with certain exceptions, each loan or extension of credit by World Financial Network National Bank or World Financial Capital Bank to us or our other affiliates must be secured by collateral with a market value ranging from 100% to 130% of the amount of the loan or extension of credit, depending on the type of collateral.

We are required to monitor and report unusual or suspicious account activity as well as transactions involving amounts in excess of prescribed limits under the Bank Secrecy Act, Internal Revenue Service ("IRS") rules, and other regulations. Congress, the IRS and the bank regulators have focused their attention on banks' monitoring and reporting of suspicious activities. Additionally, Congress and the bank regulators have proposed, adopted or passed a number of new laws and regulations that may increase reporting obligations of banks. We are also subject to numerous laws and regulations that are intended to protect consumers, including state laws, the Truth in Lending Act, Equal Credit Opportunity Act and Fair Credit Reporting Act. These laws and regulations mandate various disclosure requirements and regulate the manner in which we may interact with consumers. These and other laws also limit finance charges or other fees or charges earned in our activities. We conduct our operations in a manner that we believe excludes us from regulation as a consumer reporting agency under the Fair Credit Reporting Act. If we were deemed a consumer reporting agency, however, we would be subject to a number of additional complex regulatory requirements and restrictions.

A number of privacy regulations have been implemented in the United States, Canada, the European Union and China in recent years. These regulations place many new restrictions on our ability to collect and disseminate customer information. In addition, the enactment of new or amended legislation around the world could place additional restrictions on our ability to utilize customer information.

Under the Gramm-Leach-Bliley Act, we are required to maintain a comprehensive written information security program that includes administrative, technical and physical safeguards relating to customer information. We also were required to develop an initial privacy notice and we are required to provide annual privacy notices to customers that describe in general terms our information sharing practices. If we intend to share nonpublic personal information about customers with nonaffiliated third parties, we must provide our customers with a notice and a reasonable period of time for each customer to "opt out" of any such disclosure.

In addition to the federal privacy laws with which we must comply, states also have adopted statutes, regulations or other measures governing the collection and distribution of nonpublic personal information about customers. In some cases these state measures are preempted by federal law, but if not, we monitor and seek to comply with individual state privacy laws in the conduct of our business.

We also have systems and processes to comply with the USA PATRIOT ACT of 2001, which is designed to deter and punish terrorist acts in the United States and around the world, to enhance law enforcement investigatory tools, and for other purposes.

Canada has likewise enacted privacy legislation known as the Personal Information Protection and Electronic Documents Act. This act requires organizations to obtain a consumer's consent to collect, use or disclose personal information. Under this act, which took effect on January 1, 2001, the nature of the required consent depends on the sensitivity of the personal information, and the act permits personal information to be used only for the purposes for which it was collected. Some provinces have enacted substantially similar privacy legislation. We believe we have taken appropriate steps with our AIR MILES Reward Program to comply with these laws.

Employees

As of December 31, 2007, we had approximately 9,800 employees. We believe our relations with our employees are good. We have no collective bargaining agreements with our employees.

Available Information

We file or furnish annual, quarterly, current and special reports, proxy statements and other information with the SEC. You may read and copy, for a fee, any document we file or furnish at the SEC's Public Reference Room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public at the SEC's web site at *www.sec.gov*. You may also obtain copies of our annual, quarterly and current reports, proxy statements and certain other information filed or furnished with the SEC, as well as amendments thereto, free of charge from our web site. Our web site is *www.AllianceData.com*. No information from this web site is incorporated by reference herein. These documents are posted to our web site as soon as reasonably practicable after we have filed or furnished these documents with the SEC. We post our audit committee, compensation committee, nominating and corporate governance committee, and executive committee charters, our corporate governance guidelines, and our code of ethics, code of ethics for Senior Financial Executives and Chief Executive Officer, and code of ethics for Board Members on our web site. These documents are available free of charge to any stockholder upon request.

We submitted the certification of the Chief Executive Officer required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual, relating to our compliance with the NYSE's corporate governance listing standards, to the NYSE on June 26, 2007 with no qualification. In addition, we included the certifications of our Chief Executive Officer and Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002 and related rules, relating to the quality of our public disclosure, in this Annual Report on Form 10-K as Exhibits 31.1 and 31.2.

Item 1A. Risk Factors

Risk Factors

Risks Related to Our Company

We cannot give any assurance that the Merger will be consummated.

Consummation of the Merger is subject to the satisfaction of various closing conditions. While certain of these conditions have been satisfied, including, among others, adoption of the Merger Agreement by a vote of two-thirds of the outstanding shares of our common stock, the expiration or termination of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and issuance of a ruling under the Competition Act (Canada) or expiration, termination or waiver under that Act, there are still several conditions to closing that have not been satisfied, including obtaining required approvals from the FDIC, the OCC and the Utah Commissioner of Financial Institutions with respect to our banking operations and certain other customary closing conditions described in the Merger Agreement. We cannot guarantee that all of the conditions precedent to consummating the Merger will be satisfied or that the Merger will be successfully completed. On January 25, 2008, Aladdin Solutions, Inc. (f/k/a Aladdin Holdco, Inc.) informed us in a written notice that it did not anticipate the condition to closing the Merger relating to obtaining approvals from the OCC would be satisfied. In response to the notice and subsequent conversations with Aladdin Solutions, Inc.'s representatives, on January 30, 2008, we filed a lawsuit against Aladdin Solutions, Inc. and Aladdin Merger Sub, Inc., the acquisition entities formed by affiliates of The Blackstone Group to acquire us pursuant to the terms of the Merger Agreement, seeking specific performance to compel these entities to comply with their obligations under the Merger Agreement, including their covenants to use reasonable best efforts to obtain required regulatory approvals and to consummate the Merger. On February 8, 2008, we filed a motion to dismiss our lawsuit without prejudice in response to confirmation of these entities' commitment to work to consummate the Merger. Although we are working with these entities to effect an acceptable solution to the unresolved regulatory issues, there can be no assurance that an acceptable solution will be obtained or that the Merger will be completed.

In the event that the Merger is not completed:

- management's attention from our day-to-day business may be diverted;
- we may lose key employees;
- our relationships with customers and vendors may be disrupted as a result of uncertainties with regard to our business and prospects;
- we may be required to pursue legal action to enforce our rights under the Merger Agreement;
- we may be exposed to litigation claims from third parties relating to the failure to complete the Merger;
- we may be required to pay significant transaction costs related to the Merger; and
- the market price of shares of our common stock may decline to the extent that the current market price of those shares reflects a market assumption that the Merger will be completed.

Any such events could have a material negative impact on our results of operations and financial condition and could adversely affect our stock price.

Delaware law and our charter documents could prevent a change of control that might be beneficial to you.

Delaware law, as well as provisions of our certificate of incorporation and bylaws, could discourage unsolicited proposals to acquire us, even though such proposals may be beneficial to you. These include:

- a board of directors classified into three classes of directors with the directors of each class having staggered, three-year terms;
- our board's authority to issue shares of preferred stock without further stockholder approval; and

- provisions of Delaware law that restrict many business combinations and provide that directors serving on staggered boards of directors, such as ours, may be removed only for cause.

These provisions of our certificate of incorporation, bylaws and Delaware law could discourage tender offers or other transactions that might otherwise result in our stockholders receiving a premium over the market price for our common stock.

Future sales of our common stock, or the perception that future sales could occur, may adversely affect our common stock price.

As of February 22, 2008, we had an aggregate of 100,909,467 shares of our common stock authorized but unissued and not reserved for specific purposes. While we are currently restricted by the terms of the Merger Agreement, in general, we may issue all of these shares without any action or approval by our stockholders. We have reserved 21,003,000 shares of our common stock for issuance under our employee stock purchase plan and our long-term incentive plans, of which 5,212,133 shares are issuable upon vesting of restricted stock awards, restricted stock units, and upon exercise of options granted as of February 22, 2008, including options to purchase approximately 4,030,114 shares exercisable as of February 22, 2008 or that will become exercisable within 60 days after February 22, 2008. We have reserved for issuance 1,500,000 shares of our common stock, all of which remain issuable, under our 401(k) and Retirement Savings Plan. In addition, we may pursue acquisitions of competitors and related businesses and may issue shares of our common stock in connection with these acquisitions. Sales or issuances of a substantial number of shares of common stock, or the perception that such sales could occur, could adversely affect prevailing market prices of our common stock, and any sale or issuance of our common stock will dilute the percentage ownership held by our stockholders.

A limited number of stockholders report ownership of a significant amount of our common stock. These stockholders may have interests that conflict with yours and, if they were to act together, may be able to control the election of directors and the approval of significant corporate transactions, including a change in control.

Pursuant to the information provided in various filings with the SEC on Schedules 13D or 13G and amendments thereto, there are five separate groups of affiliated entities that beneficially own, in the aggregate, approximately 35% of our outstanding common stock. These stockholders, if acting together, may be able to exercise significant influence over matters requiring stockholder approval, including the election of directors, changes to our charter documents and significant corporate actions, including a change in control. These stockholders may have interests that conflict with our interests or those of other stockholders. This concentration of ownership may prevent any other holder or group of holders of our common stock from being able to affect the way we are managed or the direction of our business. Accordingly, this concentration of ownership could adversely affect the prevailing market price of our common stock.

Risks Related to General Business Operations

Our 10 largest clients represented 40.7% of our consolidated revenue in 2007, and the loss of any of these clients could cause a significant drop in our revenue.

We depend on a limited number of large clients for a significant portion of our consolidated revenue. Our 10 largest clients represented approximately 40.7% of our consolidated revenue during the year ended December 31, 2007, with BMO Bank of Montreal representing approximately 10.2% of our 2007 consolidated revenue. A decrease in revenue from any of our significant clients for any reason, including a decrease in pricing or activity, or a decision to either utilize another service provider or to no longer outsource some or all of the services we provide, could have a material adverse effect on our consolidated revenue.

Marketing Services. Our 10 largest clients in this segment represented approximately 48.9% of our Marketing Services revenue in 2007. BMO Bank of Montreal represented approximately 21.5% of this segment's 2007 revenue. Our contract with BMO Bank of Montreal expires in 2009.

Credit Services. Our 10 largest clients and their customers in this segment represented approximately 84.5% of our Credit Services revenue in 2007. Intimate Brands and its retail affiliates represented approximately 20.9%, and Redcats represented approximately 12.4% of our Credit Services revenue in 2007. Our contracts with Intimate Brands and its retail affiliates expire in 2012, and our contract with Redcats expires in 2016.

Transaction Services. Our 10 largest clients in this segment represented approximately 45.8% of our Transaction Services revenue in 2007.

Competition in our industries is intense and we expect it to intensify.

The markets for our products and services are highly competitive and we expect competition to intensify in each of those markets. Many of our current competitors have longer operating histories, stronger brand names and greater financial, technical, marketing and other resources than we do. Certain of our business units also compete against in-house staffs of our current clients and others or internally developed products and services by our current clients and others. For example, as a result of increasing competitors in the loyalty market, including from the Aeroplan Program, one of Canada's largest loyalty marketing programs, we may experience greater competition in attracting and retaining sponsors in our AIR MILES Reward Program. Our ability to generate significant revenue from clients and partners will depend on our ability to differentiate ourselves through the products and services we provide and the attractiveness of our programs to consumers. We may not be able to compete successfully against our current and potential competitors.

The markets for the services that we offer may fail to expand or may contract and this could negatively impact our growth and profitability.

Our growth and continued profitability depend on acceptance of the services that we offer. Our clients may not continue to use loyalty and targeted marketing strategies. Changes in technology may enable merchants and retail companies to directly process transactions in a cost-efficient manner without the use of our services. Additionally, downturns in the economy or the performance of retailers may result in a decrease in the demand for our marketing strategies. Further, if customers make fewer purchases of our customers' products and services, we will have fewer transactions to process, resulting in lower revenue. Any decrease in the demand for our services for the reasons discussed above or any other reasons could have a materially adverse effect on our growth, revenue and operating results.

If we fail to identify suitable acquisition candidates, or to integrate the businesses we acquire, it could negatively affect our business.

Historically, we have engaged in a significant number of acquisitions, and those acquisitions have contributed to our growth in revenue and profitability. While we believe that acquisitions will continue to be a key component of our growth strategy, our focus for 2008 is expected to be on organic growth. However, we may not be able to continue to locate and secure acquisition candidates on terms and conditions that are acceptable to us. If we are unable to identify attractive acquisition candidates, our growth could be impaired. There are several risks to acquisitions, including:

- the difficulty and expense that we incur in connection with the acquisition;
- adverse accounting consequences of conforming the acquired company's accounting policies to ours;
- the diversion of management's attention from other business concerns;
- the potential loss of customers or key employees of the acquired company;

- the impact on our financial condition due to the timing of the acquisition or the failure to meet operating expectations of the acquired business; and
- the assumption of unknown liabilities of the acquired company.

Acquisitions that we make may not be successfully integrated into our ongoing operations and we may not achieve any expected cost savings or other synergies from any acquisition. If the operations of an acquired business do not meet expectations, our profitability and cash flows may be impaired and we may be required to restructure the acquired business or write-off the value of some or all of the assets of the acquired business.

Failure to safeguard our databases and consumer privacy could affect our reputation among our clients and their customers, and may expose us to legal claims.

As part of our AIR MILES Reward Program, targeted marketing services programs and credit card programs, we maintain databases containing information on consumers' account transactions. Our databases may be subject to unauthorized access. If we experience a security breach, the integrity of our databases could be affected. Security and privacy concerns may cause consumers to resist providing the personal data necessary to support our profiling capability. The use of our loyalty, marketing services or credit card programs could decline if any compromise of security occurred. In addition, any unauthorized release of consumer information, or any public perception that we released consumer information without authorization, could subject us to legal claims from consumers or regulatory enforcement actions and adversely affect our client relationships.

As a result of our significant Canadian operations, our reported financial information will be affected by fluctuations in the exchange rate between the U.S. and Canadian dollars.

A significant portion of our revenue is derived from our operations in Canada, which transact business in Canadian dollars. Therefore, our reported financial information from quarter-to-quarter will be affected by changes in the exchange rate between the U.S. and Canadian dollars over the relevant periods. We do not hedge any of our exchange rate exposure in our Canadian operations.

The Canadian dollar has been trading at historically high rates against the U.S. dollar in recent periods. If the Canadian dollar were to decline in value in subsequent periods, our operating results would be negatively impacted and we would not have the benefit of the favorable revenue impact we have experienced in recent periods as a result of the strength of the Canadian dollar.

The hedging activity related to our securitization trusts and our floating rate indebtedness subjects us to off-balance sheet counterparty risks relating to the creditworthiness of the commercial banks with whom we enter into hedging transactions.

In order to execute hedging strategies related to the securitization trusts and our floating rate indebtedness, we have entered into interest rate derivative contracts with commercial banks. These banks are considered counterparties. It is our policy to enter into such contracts with counterparties that are deemed to be creditworthy. However, if macro- or micro-economic events were to negatively impact these banks, the banks might not be able to honor their obligations either to us or to the securitization trusts and we might suffer a direct loss or a loss related to our residual interest in the securitization trusts.

Our failure to protect our intellectual property rights may harm our competitive position, and litigation to protect our intellectual property rights or defend against third party allegations of infringement may be costly.

Third parties may infringe or misappropriate our trademarks or other intellectual property rights, which could have a material adverse effect on our business, financial condition or operating results. The actions we take to protect our trademarks and other proprietary rights may not be adequate. Litigation may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others. We may not be able to prevent infringement of our intellectual property rights or misappropriation of our proprietary information. Any infringement or misappropriation could harm any competitive advantage we currently derive or may derive from our proprietary rights. Third parties may also assert infringement claims against us. Any claims and any resulting litigation could subject us to significant liability for damages may also result in limitations on our ability to use the intellectual property subject to these claims. An adverse determination in any litigation of this type could require us to design around a third party's patent or to license alternative technology from another party. In addition, litigation is time consuming and expensive to defend and could result in the diversion of our time and resources.

Loss of data center capacity, interruption of telecommunication links, computer viruses or inability to utilize proprietary software of third party vendors could affect our ability to timely meet the needs of our clients and their customers.

Our ability to protect our data centers against damage or inoperability from fire, power loss, telecommunications failure, computer viruses and other disasters is critical. In order to provide many of our services, we must be able to store, retrieve, process and manage large amounts of data and periodically expand and upgrade our database capabilities. Any damage to our data centers, any failure of our telecommunication links that interrupts our operations or any impairment of our ability to use our software or the proprietary software of third party vendors, including impairments due to virus attacks, could adversely affect our ability to meet our clients' needs and their confidence in utilizing us for future services.

If we are required to pay state taxes on transaction processing, it could negatively impact our profitability.

Transaction processing companies may be subject to state taxation of certain portions of their fees charged to merchants for their services. If we are required to pay such taxes and are unable to pass this tax expense through to our merchant clients, these taxes would negatively impact our profitability.

We rely on third party vendors to provide products and services. Our profitability could be adversely impacted if they fail to fulfill their obligations.

The failure of the company's suppliers to deliver products and services in sufficient quantities and in a timely manner could adversely affect the company's business. If our significant vendors were unable to renew our existing contracts we might not be able to replace the related product or service at the same cost which would negatively impact our profitability.

Risks Particular to Marketing Services

If actual redemptions by AIR MILES Reward Program collectors are greater than expected, or if the costs related to redemption of AIR MILES reward miles increase, our profitability could be adversely affected.

A portion of our revenue is based on our estimate of the number of AIR MILES reward miles that will go unused by the collector base. The percentage of unredeemed AIR MILES reward miles is known as "breakage" in the loyalty industry. AIR MILES reward miles currently do not expire. We experience breakage when AIR MILES reward miles are not redeemed by collectors for a number of reasons, including:

- loss of interest in the program or sponsors;
- collectors moving out of the program area; and
- death of a collector.

If actual redemptions are greater than our estimates, our profitability could be adversely affected due to the cost of the excess redemptions. Our AIR MILES Reward Program also exposes us to risks arising from potentially increasing reward costs. Our profitability could be adversely affected if costs related to redemption of AIR MILES reward miles increase.

The loss of our most active AIR MILES Reward Program collectors could negatively affect our growth and profitability.

Our most active AIR MILES Reward Program collectors drive a disproportionate percentage of our AIR MILES Reward Program revenue. The loss of a significant portion of these collectors, for any reason, could impact our ability to generate significant revenue from sponsors. The continued attractiveness of our loyalty and rewards programs will depend in large part on our ability to remain affiliated with sponsors that are desirable to consumers and to offer rewards that are both attainable and attractive.

Airline or travel industry disruptions, such as an airline insolvency, could negatively affect the AIR MILES Reward Program, our revenues and profitability.

Air travel is one of the appeals of the AIR MILES Reward Program to collectors. As a result of airline insolvencies and restructurings, we may experience service disruptions that prevent us from fulfilling collectors' flight redemption requests. If one of our existing airline suppliers sharply reduces its fleet capacity and route network, we may not be able to satisfy our collectors' demands for airline tickets. Tickets from other airlines, if available, could be more expensive than a comparable ticket under our current supply agreements with existing suppliers, and the routes offered by the other airlines may be inadequate, inconvenient or undesirable to the redeeming collectors. As a result, we may experience higher air travel redemption costs and collector satisfaction with the AIR MILES Reward Program might be adversely affected.

As a result of airline or travel industry disruptions, political instability, terrorist acts or war, some collectors could determine that air travel is too dangerous or burdensome. Consequently, collectors might forego redeeming AIR MILES reward miles for air travel and therefore might not participate in the AIR MILES Reward Program to the extent they previously did, which could adversely affect our revenue.

Legislation relating to consumer privacy may affect our ability to collect data that we use in providing our marketing services, which, among other things, could negatively affect our ability to satisfy our clients' needs.

The enactment of new or amended legislation or industry regulations arising from public concern over consumer privacy issues could have a material adverse impact on our marketing services. Legislation or industry regulations regarding consumer privacy issues could place restrictions upon the collection, sharing and use of information that is currently legally available, which could materially increase our cost of collecting some data. These types of legislation or industry regulations could also prohibit us from collecting or disseminating certain types of data, which could adversely affect our ability to meet our clients' requirements and our profitability and cash flow. In addition to the United States and Canadian regulations discussed below, we have recently expanded our marketing services through the acquisition of companies formed and operating in foreign jurisdictions that may be subject to additional or more stringent legislation and regulations regarding consumer privacy.

In the United States, federal and state laws such as the federal Gramm-Leach-Bliley Act and the Fair Credit Reporting Act, as amended by the Fair and Accurate Credit Transactions Act of 2003, make it more difficult to collect, share and use information that has previously been legally available and may increase our costs of collecting some data. Regulations under these acts give cardholders the ability to "opt out" of having information generated by their credit card purchases shared with other affiliated and unaffiliated parties or the public. Our ability to gather, share and utilize this data will be adversely affected if a significant percentage of the consumers whose purchasing behavior we track elect to "opt out," thereby precluding us and our affiliates from using their data.

In the United States, the federal Do-Not-Call Implementation Act makes it more difficult to telephonically communicate with prospective and existing customers. Regulations under this act give consumers the ability to "opt out," through a national do-not-call registry and state do-not-call registries of having telephone solicitations placed to them by companies that do not have an existing business relationship with the consumer. In addition, regulations require companies to maintain an internal do-not-call list for those who do not want the companies to solicit them through telemarketing. This act could limit our ability to provide services and information to our clients. Failure to comply with the terms of this act could have a negative impact on our reputation and subject us to significant penalties.

In the United States, the federal Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003 restricts our ability to send commercial electronic mail messages, the primary purpose of which is advertising or promoting a commercial product or service, to our customers and prospective customers. The act requires that a commercial electronic mail message provide the customers with an opportunity to opt-out from receiving future commercial electronic mail messages from the sender. Failure to comply with the terms of this act could have a negative impact on our reputation and subject us to significant penalties.

In Canada, the Personal Information Protection and Electronic Documents Act requires an organization to obtain a consumer's consent to collect, use or disclose personal information. Under this act, consumer personal information may be used only for the purposes for which it was collected. We allow our customers to voluntarily "opt out" from receiving either one or both promotional and marketing mail or promotional and marketing electronic mail. Heightened consumer awareness of, and concern about, privacy may result in customers "opting out" at higher rates than they have historically. This would mean that a reduced number of customers would receive bonus and promotional offers and therefore those customers may collect fewer AIR MILES reward miles.

Risks Particular to Credit Services

If we are unable to securitize our credit card receivables due to changes in the market, the unavailability of credit enhancements, an early amortization event or for other reasons, we would not be able to fund new credit card receivables, which would have a negative impact on our operations and earnings.

Since January 1996, we have sold a majority of the credit card receivables originated by World Financial Network National Bank to WFN Credit Company, LLC and WFN Funding Company II, LLC, which in turn sold them to World Financial Network Credit Card Master Trust, World Financial Network Credit Card Master Note Trust and World Financial Network Credit Card Master Trust III (the "WFN Trusts") as part of our securitization program. This securitization program is the primary vehicle through which we finance World Financial Network National Bank's credit card receivables. If World Financial Network National Bank were not able to regularly securitize the receivables it originates, our ability to grow or even maintain our Retail business would be materially impaired. World Financial Network National Bank's ability to effect securitization transactions is affected by the following factors, some of which are beyond our control:

- conditions in the securities markets in general and the asset-backed securitization market in particular;
- conformity of the quality of credit card receivables to rating agency requirements and changes in that quality or those requirements; and
- our ability to fund required over-collateralizations or credit enhancements, which we routinely utilize in order to achieve better credit ratings, which lowers our borrowing costs.

In the second half of 2007, conditions in the securities market in general and the asset-backed securitization market in particular deteriorated significantly. If these conditions persist, deteriorate further or recur in the future, World Financial Network National Bank may not be able to securitize the receivables it originates on terms similar to those it has received historically, or at all. In particular, we have approximately $600.0 million of asset-backed notes that will become due in the second quarter of 2008. Our ability to refinance these notes on favorable terms or at all will depend upon our ability to continue to securitize our receivables, which will depend upon the conditions in the securities market at the time, as well as the other factors described above.

Once World Financial Network National Bank securitizes receivables, the agreement governing the transaction contains covenants that address the receivables' performance and the continued solvency of the retailer where the underlying sales were generated. In the event such a covenant or other similar covenant is breached, an early amortization event could be declared, whereby the trustee for the securitization trust would retain World Financial Network National Bank's interest in the related receivables, along with the excess interest income that would normally be paid to World Financial Network National Bank, until the securitization investors are fully repaid. The occurrence of an early amortization event would significantly limit, or even negate, our ability to securitize additional receivables.

Increases in net charge-offs beyond our current estimates could have a negative impact on our operating income and profitability.

The primary risk associated with unsecured consumer lending is the risk of default or bankruptcy of the borrower, resulting in the borrower's balance being charged-off as uncollectible. We rely principally on the customer's creditworthiness for repayment of the loan and therefore have no other recourse for collection. We may not be able to successfully identify and evaluate the creditworthiness of cardholders to minimize delinquencies and losses. An increase in defaults or net charge-offs beyond historical levels will reduce the net spread available to us from the securitization master trust and could result in a reduction in finance charge income or a write-down of the interest-only strip, our retained interest in the securitization program represented in our consolidated balance sheets as due from securitization. General economic factors, such as the rate of inflation, unemployment levels and interest rates, may result in greater delinquencies that lead to greater credit losses. In addition to being affected by general economic conditions and the success of our collection and recovery efforts, our delinquency and net credit card receivable charge-off rates are affected by the credit risk of our credit card receivables and the average age of our various credit card account portfolios. The average age of our credit card receivables affects the stability of delinquency and loss rates of the portfolio. An older credit card portfolio generally drives a more stable performance in the portfolio. As of December 31, 2007, 60.5% of the total number of our securitized accounts with outstanding balances and 62.7% of the amount of our outstanding securitized receivables were for accounts with origination dates greater than 24 months old. For the year ended December 31, 2007, our managed receivables net charge-off ratio was 5.8% compared to 5.0% and 6.5% for the same period in 2006 and 2005, respectively. Our pricing strategy may not offset the negative impact on profitability caused by increases in delinquencies and losses. Any material increases in delinquencies and losses beyond our current estimates could have a materially adverse impact on us and the value of our net retained interests in loans that we sell through securitizations.

Changes in the amount of payments and defaults by cardholders on credit card balances may cause a decrease in the estimated value of interest-only strips.

The estimated fair value of our retained interest in our securitized credit card receivables, which we refer to as our interest-only strips, depends upon the anticipated cash flows of the related credit card receivables. A significant factor affecting the anticipated cash flows is the rate at which the underlying principal of the securitized credit card receivables is reduced. Other assumptions used in estimating the value of the interest-only strips include estimated future credit losses and a discount rate commensurate with the risks involved. The rate of cardholder payments or defaults on credit card balances may be affected by a variety of economic factors, including interest rates and the availability of alternative financing, most of which are not within our control. A decrease in interest rates could cause cardholder payments to increase, thereby requiring a write down of the interest-only strips. If payments from cardholders or defaults by cardholders exceed our estimates, we may be required to decrease the estimated value of the interest-only strips through a charge against earnings.

Interest rate increases could significantly reduce the amount we realize from the spread between the yield on our assets and our cost of funding.

Interest Rate Risk. Interest rate risk affects us directly in our lending and borrowing activities. Our total interest incurred was approximately $248.1 million for 2007, which includes both on-and off-balance sheet transactions. Of this total, $80.2 million of the interest expense for 2007 was attributable to on-balance sheet indebtedness and the remainder was attributable to our securitized credit card receivables, which are financed off-balance sheet. To manage our risk from market interest rates, we actively monitor the interest rates and the interest sensitive components both on- and off-balance sheet to minimize the impact that changes in interest rates have on the fair value of assets, net income and cash flow. To achieve this objective, we manage our exposure to fluctuations in market interest rates by matching asset and liability repricings and through the use of fixed-rate debt instruments to the extent that reasonably favorable rates are obtainable with such arrangements. In addition, we enter into derivative financial instruments such as interest rate swaps and treasury locks to mitigate our interest rate risk on a related financial instrument or to lock the interest rate on a portion of our variable debt. We do not enter into derivative or interest rate transactions for trading or other speculative purposes. At December 31, 2007, we had $4.8 billion of debt, including $3.5 billion of off-balance sheet debt from our securitization program.

	As of December 31, 2007		
	Fixed rate	Variable rate	Total
		(In millions)	
Off-balance sheet	$2,050.0	$1,438.4	$3,488.4
On-balance sheet	909.5	421.0	1,330.5
Total	$2,959.5	$1,859.4	$4,818.9

- At December 31, 2007, our fixed rate off-balance sheet debt was locked at a current effective interest rate of 4.3% through interest rate swap agreements.
- At December 31, 2007, our fixed rate on-balance sheet debt was subject to fixed rates with a weighted average interest rate of 5.5%.

A 1.0% increase in interest rates would result in an estimated decrease to pretax income of approximately $10.0 million related to our debt. The foregoing sensitivity analysis is limited to the potential impact of an interest rate increase of 1.0% on cash flows and fair values, and does not address default or credit risk.

We expect growth in our credit services segment to result from new and acquired credit card programs whose credit card receivable performance could result in increased portfolio losses and negatively impact our net retained interests in receivables securitized.

We expect an important source of growth in our credit card operations to come from the acquisition of existing credit card programs and initiating credit card programs with retailers who do not currently offer a private label or co-branded retail card. Although we believe our pricing and models for determining credit risk are designed to evaluate the credit risk of existing programs and the credit risk we are willing to assume for acquired and start-up programs, we cannot assure you that the loss experience on acquired and start-up programs will be consistent with our more established programs. The failure to successfully underwrite these credit card programs may result in defaults greater than our expectations and could have a materially adverse impact on us and the value of our net retained interests in receivables securitized.

Current and proposed regulation and legislation relating to our credit services could limit our business activities, product offerings and fees charged.

Various federal and state laws and regulations significantly limit the retail credit services activities in which we are permitted to engage. Such laws and regulations, among other things, limit the fees and other charges that we can impose on consumers, limit or proscribe certain other terms of our products and services, require specified disclosures to consumers, or require that we maintain certain licenses, qualifications and minimum capital levels. In some cases, the precise application of these statutes and regulations is not clear. In addition, numerous legislative and regulatory proposals are advanced each year which, if adopted, could have a materially adverse effect on our profitability or further restrict the manner in which we conduct our activities. The failure to comply with, or adverse changes in, the laws or regulations to which our business is subject, or adverse changes in their interpretation, could have a materially adverse effect on our ability to collect our receivables and generate fees on the receivables, thereby adversely affecting our profitability.

If our bank subsidiaries fail to meet certain criteria, we may become subject to regulation under the Bank Holding Company Act, which would force us to cease all of our non-banking activities and thus cause a drastic reduction in our profits and revenue.

If either of our depository institution subsidiaries failed to meet the criteria for the exemption from the definition of "bank" in the Bank Holding Company Act under which it operates (which exemptions are described below), and if we did not divest such depository institution upon such an occurrence, we would become subject to regulation under the Bank Holding Company Act. This would require us to cease certain of our activities that are not permissible for companies that are subject to regulation under the Bank Holding Company Act. One of our depository institution subsidiaries, World Financial Network National Bank, is a limited-purpose national credit card bank located in Ohio. World Financial Network National Bank will not be a "bank" as defined under the Bank Holding Company Act so long as it remains in compliance with the following requirements:

- it engages only in credit card operations;
- it does not accept demand deposits or deposits that the depositor may withdraw by check or similar means for payment to third parties;
- it does not accept any savings or time deposits of less than $100,000, except for deposits pledged as collateral for its extensions of credit;
- it maintains only one office that accepts deposits; and
- it does not engage in the business of making commercial loans.

Our other depository institution subsidiary, World Financial Capital Bank, is a Utah industrial bank that is authorized to do business by the State of Utah and the FDIC. World Financial Capital Bank will not be a "bank" as defined under the Bank Holding Company Act so long as it remains an industrial bank in compliance with the following requirements:

- it is an institution organized under the laws of a state which, on March 5, 1987, had in effect or had under consideration in such state's legislature a statute that required or would require such institution to obtain insurance under the Federal Deposit Insurance Act; and
- it does not accept demand deposits that the depositor may withdraw by check or similar means for payment to third parties.

If our industrial bank fails to meet the requirements of the FDIC or State of Utah, we may be subject to termination of our industrial bank.

Our industrial bank, World Financial Capital Bank, is authorized to do business by the State of Utah and the FDIC. World Financial Capital Bank is subject to capital ratios and paid-in capital minimums and must maintain adequate allowances for loan losses. If World Financial Capital Bank fails to meet the requirements of the FDIC or the State of Utah, it may be subject to termination as an industrial bank.

Risks Particular to Transaction Services

In 2007, our Transaction Services segment derived approximately 47.4% of its revenue from servicing cardholder accounts for the Credit Services segment. If the Credit Services segment suffered a significant client loss, our revenue and profitability attributable to the Transaction Services segment could be materially and adversely affected.

Our Transaction Services segment performs card processing and servicing activities for cardholder accounts generated by our Credit Services segment. During 2007, our Transaction Services segment derived $357.4 million, or 47.4% of its revenues, from these services for our Credit Services segment. The financial performance of our Transaction Services segment, therefore, is linked to the activities of our Credit Services segment. If the Credit Services segment were to lose a significant client, our revenue and profitability attributable to the Transaction Services segment could be materially and adversely affected.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

As of December 31, 2007, we leased approximately 70 general office properties worldwide, comprising over 2.6 million square feet. These facilities are used to carry out our operational, sales and administrative functions. Our principal facilities are as follows:

Location	Segment	Approximate Square Footage	Lease Expiration Date
Dallas, Texas	Corporate, Transaction Services	230,061	October 31, 2010
Dallas, Texas	Corporate	61,750	July 31, 2017
Columbus, Ohio	Corporate, Credit Services	205,964	November 30, 2017
Columbus, Ohio	Transaction Services	103,161	January 31, 2014
Westerville, Ohio	Transaction Services	100,800	May 31, 2011
Toronto, Ontario, Canada	Marketing Services	176,566	September 30, 2017
Toronto, Ontario, Canada	Marketing Services	16,124	October 31, 2014
New York, New York	Marketing Services	50,648	January 31, 2018
Wakefield, Massachusetts	Marketing Services	96,726	April 30, 2013
Irving, Texas	Marketing Services	75,000	June 30, 2018
Thornton, Colorado	Marketing Services	6,100	January 30, 2012
Lafayette, Colorado	Marketing Services	80,132	April 30, 2016
Earth City, Missouri	Marketing Services	116,783	September 30, 2012

We believe our current and proposed facilities are suitable to our businesses and that we will be able to lease, purchase or newly construct additional facilities as needed.

Item 3. Legal Proceedings

We are aware of litigation arising from what were originally four lawsuits filed against the Company and its directors in connection with the Merger. On May 18, 2007, Sherryl Halpern filed a putative class action (cause no. 07-04689) on behalf of Company stockholders in the 68th Judicial District of Dallas County, Texas against the Company, all of its directors and The Blackstone Group (the "Halpern Petition"). On May 21, 2007, Levy Investments, Ltd. ("Levy") filed a purported derivative lawsuit (cause no. 219-01742-07) on behalf of the Company in the 219th Judicial District of Collin County, Texas against all of the Company's directors and The Blackstone Group (the "Levy Petition") (this suit was subsequently transferred to the 296th Judicial District of Collin County, Texas and assumed the cause no. 296-01742-07). On May 29, 2007, Linda Levine filed a putative class action (cause no. 07-05009) on behalf of Company stockholders in the 192nd Judicial District of Dallas County, Texas against the Company and all of its directors (the "Levine Petition"). On May 31, 2007, the J&V Charitable Remainder Trust filed a putative class action (cause no. 07-05127-F) on behalf of Company stockholders in the 116th Judicial District of Dallas County, Texas against the Company, all of its directors and The Blackstone Group (the "J&V Petition").

The three putative class actions were consolidated in the 68th Judicial District Court of Dallas County, Texas (the "Court") under the caption In re Alliance Data Corp. Class Action Litigation, No. 07-04689. On July 16, 2007, a consolidated class action petition was filed seeking a declaration that the action was a proper class action, an order preliminarily and permanently enjoining the Merger, a declaration that the director defendants breached their fiduciary duties and an award of fees, expenses and costs. The Company and its directors filed general denials in response to the putative class actions.

The derivative action filed by Levy was voluntarily dismissed and refiled in Dallas County (cause no. 07-06794), and was subsequently transferred to the Court. On July 18, 2007, Levy filed an amended derivative petition seeking an injunction preventing consummation of the Merger, an order directing the director defendants to exercise their fiduciary duties to obtain a transaction beneficial to the Company and its stockholders, a declaration that the Merger Agreement was entered into in breach of the director defendants' fiduciary duties and is unlawful and unenforceable, an order rescinding the Merger Agreement, the imposition of a constructive trust upon any benefits improperly received by the director defendants and an award of costs and disbursements, including reasonable attorneys' and experts' fees. On July 24, 2007, the Company and its directors filed their Motion to Abate, Plea to the Jurisdiction and Special Exceptions to the derivative action.

On July 12, 2007, class plaintiffs filed a motion to enjoin the scheduled August 8, 2007 special meeting of stockholders at which stockholders would be asked to vote to adopt the Merger Agreement. On July 20, 2007, Levy filed a motion reflecting its similar demand. On July 27, 2007, the Company and its directors filed an opposition brief to both motions. The Company continued to deny all of the allegations in the consolidated class action petition and the amended derivative petition, contended that the asserted claims were baseless and strongly believed that its disclosures in the Company's definitive proxy statement filed with the SEC on July 5, 2007 (the "Definitive Proxy") were appropriate and adequate under applicable law. Nevertheless, in order to lessen the risk of any delay of the closing of the Merger as a result of the litigation, the Company made available to its stockholders certain additional information in connection with the Merger, which was filed with the SEC on July 27, 2007 and subsequently mailed to stockholders on or about July 28, 2007 (the "Proxy Supplement"). Class action and derivative plaintiffs subsequently withdrew their motions to enjoin the August 8, 2007 special meeting of stockholders.

Subsequently, on August 7, 2007, Levy filed an Application for Attorneys' Fees, stating that the substantive issues in the case had been resolved and seeking $750,000 in attorney's fees. Levy alleged that its lawsuit caused the Company to issue the Proxy Supplement, which, Levy contended, contained material disclosures critical to the stockholders' assessment of the fairness of the Merger. Levy filed a Second Amended Petition and Amended Application for Attorney's Fees on October 25, 2007, replacing Levy Investments with Yona Levy as plaintiff. In late December 2007, the parties reached a tentative settlement wherein the Company agreed to pay derivative plaintiffs' counsel $290,000 as consideration for their contribution to the issuance of the Proxy Supplement. The settlement includes a mutual release between the Company and Yona Levy, in his individual capacity and in his derivative capacity as a stockholder of the Company. An order approving the settlement and a judgment dismissing the derivative claims were entered on January 31, 2008.

On August 14, 2007, class plaintiffs filed a Second Amended Petition, in which they withdrew all prior claims but added a claim for an equitable award of attorney's fees. Similar to Levy, class plaintiffs allege that their lawsuits caused the Company to issue the Proxy Supplement, and that the supplement constituted a benefit to the Company, its directors and stockholders for which class plaintiffs' attorneys should be compensated. In mid-December 2007, the parties reached a tentative settlement wherein the Company agreed to pay class plaintiffs' counsel $380,000 as consideration for their contribution to the issuance of the Proxy Supplement. The parties are in the process of finalizing a stipulation of settlement, which must be approved by the Court.

We continue to contend that the disclosures in the Definitive Proxy were appropriate and adequate, and that we made the Proxy Supplement available to stockholders solely to lessen the risk of any delay of the closing of the Merger as a result of the litigation. We deny that the Proxy Supplement contained any material disclosures or constituted any benefit to the Company, its directors or its stockholders.

On January 30, 2008, we filed a lawsuit in the Delaware Court of Chancery against Aladdin Solutions, Inc. (f/k/a Aladdin Holdco, Inc.) and Aladdin Merger Sub, Inc. seeking specific performance of their respective obligations under the Merger Agreement, including covenants to use reasonable best efforts to obtain required regulatory approvals and to consummate the Merger. This lawsuit was filed in response to a written notice we received on January 25, 2008 from Aladdin Solutions, Inc. informing us that it did not anticipate the condition to closing the Merger relating to obtaining approvals from the Office of the Comptroller of the Currency would be satisfied. On February 8, 2008, we filed a notice to dismiss the lawsuit without prejudice in response to confirmation of the defendants' commitment to work to consummate the Merger.

In addition, from time to time we are involved in various claims and lawsuits arising in the ordinary course of our business that we believe will not have a material adverse affect on our business or financial condition, including claims and lawsuits alleging breaches of our contractual obligations.

Item 4. Submission of Matters to a Vote of Security Holders

There were no matters submitted to a vote of the security holders during the fourth quarter of 2007.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common stock is listed on the New York Stock Exchange and trades under the symbol "ADS." The following table sets forth for the periods indicated the high and low composite per share prices as reported by the New York Stock Exchange.

	High	Low
Fiscal Year Ended December 31, 2006		
First quarter	$47.21	$35.98
Second quarter	59.75	45.34
Third quarter	61.40	47.45
Fourth quarter	66.07	54.34
Fiscal Year Ended December 31, 2007		
First quarter	$68.10	$56.78
Second quarter	80.30	61.15
Third quarter	79.60	70.88
Fourth quarter	80.79	63.65

Holders

As of February 22, 2008, the closing price of our common stock was $51.36 per share, there were 79,134,089 shares of our common stock outstanding, and there were approximately 60 holders of record of our common stock.

Dividends

We have never declared or paid any dividends on our common stock, and we do not anticipate paying any cash dividends on our common stock in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and the expansion of our business. Any future determination to pay cash dividends on our common stock will be at the discretion of our board of directors and will be dependent upon our financial condition, operating results, capital requirements and other factors that our board deems relevant. In addition, under the terms of our credit facilities and pursuant to the terms of the Merger Agreement, we are restricted in the amount of any dividends or return of capital, other distribution, payment or delivery of property or cash to our common stockholders.

Issuer Purchases of Equity Securities

During 2005 and 2006 our Board of Directors authorized three stock repurchase programs to acquire up to an aggregate of $900.0 million of our outstanding common stock through December 2008, as more fully described in the footnote to the table below. As of December 31, 2007, we had repurchased 8,605,552 shares of our common stock for approximately $403.3 million under these programs. The following table presents information with respect to those purchases of our common stock made during the three months ended December 31, 2007:

Period	Total Number of Shares Purchased(1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs(2)(3)
				(In millions)
During 2007:				
October	3,831	$78.58	—	$496.7
November	3,913	81.09	—	496.7
December	2,410	71.90	—	496.7
Total	10,154	$77.96	—	$496.7

(1) During the period represented by the table, 10,154 shares of our common stock were purchased by the administrator of our 401(k) and Retirement Saving Plan for the benefit of the employees who participated in that portion of the plan.

(2) On June 9, 2005, we announced that our Board of Directors authorized a stock repurchase program to acquire up to $80.0 million of our outstanding common stock through June 2006. As of the expiration of the program, we acquired the full amount available under this program. On October 27, 2005, we announced that our Board of Directors authorized a second stock repurchase program to acquire up to an additional $220.0 million of our outstanding common stock through October 2006. On October 3, 2006, we announced that our Board of Directors authorized a third stock repurchase program to acquire up to an additional $600.0 million of our outstanding common stock through December 2008, in addition to any amount remaining available at the expiration of the second stock repurchase program. As of December 31, 2007, we had repurchased 8,605,552 shares of our common stock for approximately $403.3 million under these programs.

(3) Per the terms of the Merger Agreement, we agreed that from May 17, 2007 until the effective time of the Merger or the expiration or termination of the Merger Agreement, with certain exceptions, that we would not purchase any of our capital stock, which includes suspension of any repurchases under the third stock repurchase program or otherwise. Debt covenants in our credit facilities also restrict the amount of funds that we have available for repurchases of our common stock in any calendar year. The limitation for each calendar year was $200.0 million beginning with 2006, increasing to $250.0 million in 2007 and $300.0 million in 2008, conditioned on certain increases in our Consolidated Operating EBITDA as defined in the credit facilities.

Equity Compensation Plan Information

The following table provides information as of December 31, 2007 with respect to shares of our common stock that may be issued under the 2003 Long Term Incentive Plan, the Amended and Restated Stock Option Plan, the 2005 Long Term Incentive Plan, the Executive Annual Incentive Plan or the Amended and Restated Employee Stock Purchase Plan:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the First Column)
Equity compensation plans approved by security holders	4,605,792	$33.98	4,206,964(1)
Equity compensation plans not approved by security holders	None	N/A	None
Total	4,605,792	$33.98	4,206,964

(1) Includes 812,345 shares available for future issuance under the Amended and Restated Employee Stock Purchase Plan. In accordance with the terms of the Merger Agreement, as of June 29, 2007, the Amended and Restated Employee Stock Purchase Plan was closed to further contributions. Per the terms of the Merger Agreement, we are only permitted to issue a limited amount of additional awards under these equity compensation plans.

Performance Graph

The following graph compares the yearly percentage change in cumulative total stockholder return on our common stock since December 31, 2002, with the cumulative total return over the same period of (1) the S&P 500 Index and (2) a peer group selected by us.

The companies in the peer group are Affiliated Computer Services, Inc., American Express Company, Acxiom Corporation, Capital One Financial Corporation, Fidelity National Information Services, Inc., Convergys Corporation, DST Systems, Inc., Fiserv, Inc., Global Payments Inc., Harte-Hanks, Inc., MasterCard, Incorporated, The Western Union Company, and Total Systems Services, Inc. We excluded First Data Corporation from our peer group as it was acquired by affiliates of Kohlberg Kravis Roberts & Co. and ceased trading on the New York Stock Exchange in September 2007.

Pursuant to rules of the SEC, the comparison assumes $100 was invested on December 31, 2002 in our common stock and in each of the indices and assumes reinvestment of dividends, if any. Also pursuant to SEC rules, the returns of each of the companies in the peer group are weighted according to the respective company's stock market capitalization at the beginning of each period for which a return is indicated. Historical stock prices are not indicative of future stock price performance.

COMPARISON OF CUMULATIVE TOTAL RETURN
AMONG ALLIANCE DATA SYSTEMS CORPORATION,
S&P 500 INDEX AND PEER GROUP INDEX


DOLLARS
500
450
400
350
300
250
200
150
100
50
0
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07
ALLIANCE DATA SYSTEMS
PEER GROUP INDEX
S&P 500 INDEX

ASSUMES $100 INVESTED ON DEC. 31, 2002
ASSUMES DIVIDEND REINVESTED
FISCAL YEAR ENDING DEC. 31, 2007

	Alliance Data Systems Corporation	S&P 500	Peer Group
December 31, 2002	$ 100	$ 100	$ 100
December 31, 2003	156.21	128.68	139.78
December 31, 2004	267.95	142.69	162.43
December 31, 2005	200.90	149.70	170.59
December 31, 2006	352.54	173.34	190.68
December 31, 2007	423.19	182.87	185.94

Our future filings with the SEC may "incorporate information by reference", including this Form 10-K. Unless we specifically state otherwise, this Performance Graph shall not be deemed to be incorporated by reference and shall not constitute soliciting material or otherwise be considered filed under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Item 6. Selected Financial Data

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING INFORMATION

The following table sets forth our summary historical financial information for the periods ended and as of the dates indicated. You should read the following historical financial information along with "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in this Form 10-K. The fiscal year financial information included in the table below for the years ended December 31, 2007, 2006, and 2005, respectively, is derived from audited financial statements. Information for the years ended December 31, 2004 and 2003 can be found in our previously filed Annual Reports on Form 10-K.

	Year Ended December 31,				
	2007	2006	2005	2004	2003
	(In thousands, except per share amounts)				
Income statement data					
Total revenue	$2,291,189	$1,998,742	$1,552,437	$1,257,438	$1,046,544
Cost of operations (exclusive of amortization and depreciation disclosed separately below)(1)	1,631,029	1,434,620	1,124,590	916,201	788,874
General and administrative(1)	80,898	91,815	91,532	77,740	52,320
Depreciation and other amortization	84,338	65,443	58,565	62,586	53,948
Amortization of purchased intangibles	82,294	59,597	41,142	28,812	20,613
Impairment of long-lived assets	39,961	—	—	—	—
Loss on sale of assets	16,045	—	—	—	—
Merger costs	12,349	—	—	—	—
Total operating expenses	1,946,914	1,651,475	1,315,829	1,085,339	915,755
Operating income	344,275	347,267	236,608	172,099	130,789
Other expenses	—	—	—	—	4,275
Fair value loss on interest rate derivative	—	—	—	808	2,851
Interest expense, net	69,523	40,998	14,482	6,972	14,681
Income before income taxes	274,752	306,269	222,126	164,319	108,982
Provision for income taxes	110,691	116,664	83,381	61,948	41,684
Net income	$ 164,061	$ 189,605	$ 138,745	$ 102,371	$ 67,298
Net income per share—basic	$ 2.09	$ 2.38	$ 1.69	$ 1.27	$ 0.86
Net income per share—diluted	$ 2.03	$ 2.32	$ 1.64	$ 1.22	$ 0.84
Weighted average shares used in computing per share amounts—basic	78,403	79,735	82,208	80,614	78,003
Weighted average shares used in computing per share amounts—diluted	80,811	81,686	84,637	84,040	80,313

(1) Included in general and administrative is stock compensation expense of $21.2 million, $16.1 million, $14.1 million, $13.4 million, and $5.9 million, for the years ended December 31, 2007, 2006, 2005, 2004 and 2003, respectively. Included in cost of operations is stock compensation expense of $35.0 million, $27.0 million, $0, $2.3 million, and $0, for the years ended December 31, 2007, 2006, 2005, 2004 and 2003, respectively.

	Year Ended December 31,				
	2007	2006	2005	2004	2003
	(In thousands, except per share amounts)				
Adjusted EBITDA and Operating EBITDA(2)					
Adjusted EBITDA	$ 642,749	$ 515,360	$ 350,458	$ 279,264	$ 211,239
Operating EBITDA	$ 763,495	$ 556,339	$ 396,397	$ 321,779	$ 276,138
Other financial data					
Cash flows from operating activities	$ 571,521	$ 468,780	$ 109,081	$ 348,629	$ 116,876
Cash flows from investing activities	$ (694,808)	$ (542,972)	$ (330,951)	$ (399,859)	$ (247,729)
Cash flows from financing activities	$ 197,075	$ 112,270	$ 278,579	$ 66,369	$ 165,003
Segment Operating data					
Statements generated	221,162	211,663	190,910	190,976	167,118
Credit sales	$7,502,947	$7,444,298	$6,582,800	$6,227,421	$5,604,233
Average managed receivables	$3,909,627	$3,640,057	$3,170,485	$3,021,800	$2,654,087
AIR MILES reward miles issued	4,143,000	3,741,834	3,246,553	2,834,125	2,571,501
AIR MILES reward miles redeemed	2,723,524	2,456,932	2,023,218	1,782,185	1,512,788

(2) See "Use of Non-GAAP Financial Measures" set forth in Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of our use of adjusted EBITDA and operating EBITDA and a reconciliation to net income, the most directly comparable GAAP financial measure.

	As of December 31,				
	2007	2006	2005	2004	2003
			(In thousands)		
Balance sheet data					
Cash and cash equivalents	$ 265,839	$ 180,075	$ 143,213	$ 84,409	$ 67,745
Seller's interest and credit card receivables, net	652,434	569,389	479,108	248,074	271,396
Redemption settlement assets, restricted	317,053	260,957	260,963	243,492	215,271
Intangible assets, net	363,895	263,934	265,000	233,779	143,733
Goodwill	1,235,347	969,971	858,470	709,146	484,415
Total assets	4,103,594	3,404,015	2,926,082	2,239,080	1,867,424
Deferred revenue	828,348	651,506	610,533	547,123	476,387
Certificates of deposit	370,400	299,000	379,100	94,700	200,400
Long-term and other debt, including current maturities	960,105	745,377	457,844	342,823	189,751
Total liabilities	2,906,628	2,332,482	2,004,975	1,368,560	1,165,093
Total stockholders' equity	1,196,966	1,071,533	921,107	870,520	702,331

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation

Overview

We are a leading provider of data-driven and transaction-based marketing and customer loyalty solutions. We offer a comprehensive portfolio of integrated outsourced marketing solutions, including customer loyalty programs, database marketing services, marketing strategy consulting, analytics and creative services, permission-based email marketing and private label retail credit card programs. We focus on facilitating and managing interactions between our clients and their customers through a variety of consumer marketing channels, including in-store, catalog, mail, telephone and on-line. We capture data created during each customer interaction, analyze the data and leverage the insight derived from that data to enable clients to identify and acquire new customers, as well as to enhance customer loyalty. We believe that our services are becoming increasingly valuable as companies continue to shift their marketing resources away from traditional mass marketing campaigns toward more targeted marketing programs that provide measurable returns on marketing investments. We operate in three business segments: Marketing Services, Credit Services and Transaction Services.

Marketing Services. The Marketing Services segment generates revenue from our coalition loyalty program in Canada and targeted marketing services programs run by Epsilon.

In our AIR MILES Reward Program, we primarily collect fees from our clients based on the number of AIR MILES reward miles issued and, in limited circumstances, the number of AIR MILES reward miles redeemed. All of the fees collected for AIR MILES reward miles issued are deferred and recognized over time. AIR MILES reward miles issued and AIR MILES reward miles redeemed are the two primary drivers of loyalty services revenue and indicators of the success of the program. These two drivers are also important in the revenue recognition process.

- AIR MILES Reward Miles Issued: The number of AIR MILES reward miles issued reflects the buying activity of the collectors at our participating sponsors, who pay us a fee per AIR MILES reward mile issued. The fees collected from sponsors for the issuance of AIR MILES reward miles represent future revenue and earnings for us. The revenue related to the service element of the AIR MILES reward miles (which consists of marketing and administrative services provided to sponsors) is initially deferred and amortized over a period of 42 months, which is the estimated life of an AIR MILES reward mile, beginning with the issuance of the AIR MILES reward mile and ending upon its expected redemption.
- AIR MILES Reward Miles Redeemed: Redemptions show that collectors are redeeming AIR MILES reward miles to collect the rewards that are offered through our programs, which is an indicator of the success of the program. We also recognize revenue from the redemptions of AIR MILES reward miles by collectors. The revenue related to the redemption element is deferred until the collector redeems the AIR MILES reward miles or over the estimated life of an AIR MILES reward mile in the case of AIR MILES reward miles that we estimate will go unused by the collector base or "breakage." We currently estimate breakage to be one-third of AIR MILES reward miles issued. There have been no changes to management's estimate of the life of a mile or breakage in the periods presented.

Our AIR MILES Reward Program tends not to be significantly impacted by economic swings, because many of our sponsors are in non-discretionary retail categories such as grocery stores, gas stations and pharmacies. Additionally, we target the sponsors' most loyal customers, who we believe are unlikely to significantly change their spending patterns. We are impacted by changes in the exchange rate between the U.S. dollar and the Canadian dollar.

Epsilon is a leader in providing integrated direct marketing solutions that combine database marketing technology and analytics with a broad range of direct marketing services. Epsilon has over 500 clients, primarily in the financial services, specialty retail, hospitality and pharmaceutical end-markets. In 2006, we continued our expansion of the services we provide with the acquisition of DoubleClick Email Solutions, which strengthened our presence in email communication solutions. With the acquisitions of iCom Information & Communications, Inc. ("iCOM"), a leading provider of consumer surveys, in early 2006, and CPC Associates, Inc. ("CPC"), a leading provider of new mover data, in the third quarter of 2006, Epsilon has also begun to expand its data product and services offerings. In addition, on February 1, 2007, we completed the acquisition of Abacus, which is a leading provider of data, data management and analytical services for the retail and catalog industry, as well as other sectors. As a result of these acquisitions, we can offer our clients full end-to-end solutions, including marketing strategy consulting, data services, database development and management, marketing analytics, creative design and delivery services such as email communications.

Credit Services. The Credit Services segment provides risk management solutions, account origination and funding services for our more than 85 private label retail card programs. Credit Services primarily generates revenue from securitization income, servicing fees from our securitization trusts and merchant discount fees. Private label credit sales and average managed receivables are the two primary drivers of revenue for this business unit.

- Private Label Credit Sales: This represents the dollar value of private label retail card sales that occur at our clients' point of sale terminals or through catalogs or web sites. Generally, we are paid a percentage of these sales, referred to as merchant discount, from the retailers that utilize our program. Private label credit sales typically lead to higher portfolio balances as cardholders finance their purchases through our credit card banks.
- Average Managed Receivables: This represents the average balance of outstanding receivables from our cardholders at the beginning of each month during the period in question. Customers are assessed a finance charge based on their outstanding balance at the end of a billing cycle. There are many factors that drive the outstanding balances, such as payment rates, charge-offs, recoveries and delinquencies. Management actively monitors all of these factors. Generally we securitize our receivables, which results in a sale for accounting purposes and effectively removes the receivables from our balance sheet to one of the securitization trusts.

During the fourth quarter of 2007, the Lane Bryant portfolio was taken in-house by Lane Bryant's parent company. The loss of this client will impact our private label sales and our average managed receivables. It is expected that the loss of the Lane Bryant portfolio will reduce overall revenue growth to mid- to high- single digits for 2008 in the Credit Services segment, after which time, it is expected to return to normal levels.

The Credit Services segment is affected by increased outsourcing in targeted industries. The growing trend of outsourcing private label retail card programs leads to increased accounts and balances to finance. We focus our sales efforts on prime borrowers and do not target sub-prime borrowers. Additionally, economic trends can impact this segment. Interest expense is a significant component of operating costs for the securitization trusts. Over the last three years we have experienced a historically low interest rate environment. However, interest rates in 2007 and 2006 were slightly higher than rates in 2005.

During the fourth quarter of 2005, Congress enacted bankruptcy legislation which had a two-fold impact. First, an acceleration of bankruptcies occurred in late 2005 as the result of an increased number of cardholders filing for bankruptcy protection who would otherwise not have been eligible to file for protection under the new legislation. Second, under the new legislation it became more difficult for cardholders filing for bankruptcy to dispose of their obligations to creditors. The enactment of the bankruptcy laws had a positive impact in 2006 to our net charge-off rate, which was approximately 5.0% for 2006 as compared to 6.5% for 2005. The net charge-off rate for the year ended December 31, 2007 was 5.8% and we expect that the net charge-off rate for 2008 will be in the 6% range with costs of funds expected to remain consistent with 2007.

Transaction Services. The Transaction Services segment primarily generates revenue based on the number of statements generated, customer calls handled and transactions processed. Statements generated is the primary driver of revenue for this segment and represents the majority of revenue.

- Statements Generated: This represents the number of statements generated for our credit card and utility clients. The number of statements generated in any given period is a fairly reliable indicator of the number of active account holders during that period. In addition to receiving payment for each statement generated, we also are paid for other services such as remittance processing, customer care and various marketing and consulting services.

The Transaction Services segment is primarily affected by industry trends similar to Credit Services. Companies are increasingly outsourcing their non-core processes such as customer information systems, billing and customer care. We are impacted by this trend with our clients in utility services and issuer services.

When there are areas in our business units that no longer align with our strategy, we may explore the sale of those assets. On November 7, 2007 we sold ADS MB Corporation, which operated our mail services business. These mail services included personalized customer communications and intelligent inserting and commingling capabilities for clients in the financial services, healthcare, retail, government and utilities end markets.

Year in Review Highlights

Our results for the year ended 2007 included the following significant agreements and continued selective execution of our acquisition strategy:

- In February 2007, we announced the signing of a multi-year agreement with Newfoundland and Labrador Liquor Corporation to participate as a sponsor in our Canadian AIR MILES Reward Program.
- In February 2007, we announced the signing of a multi-year agreement with Redcats USA to provide integrated credit and marketing services including co-brand credit card services to supplement Redcats USA's existing private label credit card programs as well as to provide co-brand credit card services for a new Redcats USA client, The Sportsman's Guide.
- In February 2007, we completed the acquisition of Abacus, a division of DoubleClick Inc. and a leading provider of data, data management and analytical services for the retail and catalog industry, as well as other sectors.
- In March 2007, we announced the signing of a multi-year agreement with Pinellas County Utilities, a municipal water utility providing water and wastewater services to more than 110,000 residential and commercial accounts, to implement a new customer information system and provide ongoing services, including application management and hosting, as well as bill print and mail services.
- In April 2007, we announced the signing of a multi-year agreement with Orchard Supply Hardware LLC, a regional home-improvement retailer, to provide commercial and consumer private label credit card services.
- In April 2007, we announced the signing of a multi-year renewal agreement with Goodyear Canada, a leading tire company, to continue as a sponsor in our Canadian AIR MILES Reward Program.
- In May 2007, we announced the signing of a multi-year renewal with Truckee Meadows Water Authority, a municipal water utility providing water to more than 92,000 residential and commercial accounts, representing 330,000 end-use residential and commercial customers, to provide a full customer care solution, including customer information systems application hosting and management, call center operations, online customer care, bill print and mail, remittance processing and collection services.
- In May 2007, we announced the signing of a multi-year agreement with Gardner-White, a top 100 U.S. multi-channel furniture retailer of high-quality, affordable home furnishings, to provide private label credit card services.

- In June 2007, we announced the signing of a multi-year agreement with Roins Financial Services Limited, a leading insurance company, in which its affiliates Royal & SunAlliance and Johnson Inc. will become national sponsors in our Canadian AIR MILES Reward Program.

- In June 2007, we announced the signing of a multi-year renewal agreement with A&P Canada, a leading grocer, to continue as a sponsor in our Canadian AIR MILES Reward Program.

- In June 2007, we announced the signing of a multi-year agreement with Fortunoff, a leading retailer of fine jewelry, home furnishings and seasonal items, to provide integrated credit and marketing services including co-brand credit card services to supplement their existing private label credit card program.

- In July 2007, we announced the signing of a multi-year renewal agreement with Forzani Group Ltd., Canada's largest national sporting goods retailer, to continue as a sponsor in our Canadian AIR MILES Reward Program. Collectors may earn points at four of Forzani's brands including Sport Chek, Coast Mountain Sports, Sports Experts and Hockey Experts.

- In August 2007, we announced the signing of a multi-year renewal agreement with the Katz Group Canada Ltd., a leading retail pharmacy network in Canada, to continue the relationship of its Rexall/ Pharma Plus pharmacies as a sponsor in our Canadian AIR MILES Reward Program.

- In September 2007, we announced the signing of a multi-year agreement with Williams-Sonoma, Inc. to launch a private label credit card program for West Elm, a modern, high-quality furniture and home accessories retailer, and to continue providing private label credit card services for the Pottery Barn brands.

- In September 2007, we announced the signing of a multi-year agreement with Tesco Stores Limited to provide permission-based email marketing solutions and services to Tesco.com. Tesco Stores Limited is a leading retailer in the United Kingdom, and has operations in Europe, North America and Asia.

- In September 2007, we announced the expansion of our agreement with RONA, to include Réno Dépot, a subsidiary of RONA, as a sponsor in our Canadian AIR MILES Reward Program. RONA is a Canadian retailer and distributor of hardware, home renovation and gardening products.

- In October 2007, we announced the signing of a multi-year agreement to provide permission-based email marketing solutions and services to online auctioneer EachNet in China.

- In November 2007, the Lane Bryant portfolio was taken in-house by Lane Bryant's parent company.

- In November 2007, we sold our Mail Services business, which was included in our Transaction Services segment, to Bowne & Co.

- In November 2007, we announced the signing of a multi-year agreement with Charter Communications to provide loyalty marketing and database services, analytics, permission-based email communications, and strategic consulting. Charter Communications is a Fortune 500 company providing cable television, high-speed Internet access, and telephone service as well as business communication services.

- In November 2007, we announced the signing of a multi-year renewal agreement with 7-Eleven, Inc. to provide payment processing services, including authorization and settlement for debit and credit transactions, and prepaid card services.

- In December 2007, we announced the signing of a multi-year agreement with Helzberg Diamond to manage Helzberg Diamonds' marketing database and provide data and analytical support for customer cross-sell and acquisition marketing efforts.

- In December 2007, we announced that Visions Electronics joined our Canadian AIR MILES Reward Program as a sponsor. Visions Electronics is one of Western Canada's leading electronic retailers.

Discussion of Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting policies that are described in the Notes to the Consolidated Financial Statements. The preparation of the consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We continually evaluate our judgments and estimates in determination of our financial condition and operating results. Estimates are based on information available as of the date of the financial statements and, accordingly, actual results could differ from these estimates, sometimes materially. Critical accounting policies and estimates are defined as those that are both most important to the portrayal of our financial condition and operating results and require management's most subjective judgments. The most critical accounting policies and estimates are described below.

Securitization of credit card receivables. We utilize a securitization program to finance a majority of the credit card receivables that we underwrite. We use our off-balance sheet securitization program to lower our cost of funds and more efficiently use capital. In a securitization transaction, we sell credit card receivables originated by our Credit Services segment to a trust and retain servicing rights to those receivables, an equity interest in the trust and an interest in the receivables. Our securitization trusts allow us to sell credit card receivables to the trusts on a daily basis. The securitization trusts are deemed to be qualifying special purpose entities under GAAP and are appropriately not included in our financial statements. Our interest in our securitization program is represented on our consolidated balance sheets as seller's interest (our interest in the receivables) and due from securitizations (our retained interests and credit enhancement components).

The trusts issue bonds in the capital markets and notes in private transactions. The proceeds from the bonds and other debt are used to fund the receivables, while cash collected from cardholders is used to finance new receivables and repay borrowings and related borrowing costs. The excess spread is remitted to us as securitization income.

Our retained interest, often referred to as an interest-only strip, is recorded at fair value. The fair value of our interest-only strip represents the present value of the anticipated cash flows we will receive over the estimated life of the receivables, which is 8.5 months. This anticipated excess cash flow consists of the excess of finance charges and past-due fees net of the sum of the return paid to bond and note holders, estimated contractual servicing fees and credit losses. Because there is not a highly liquid market for these assets, we estimate the fair value of the interest-only strip primarily based upon discount, payment and default rates, which is the method we assume that another market participant would use to purchase the interest-only strip. The fair value of the interest-only strip, and the corresponding gain or loss, will be impacted by the estimated excess spread over the following two or three quarters. The excess spread is impacted primarily by finance and late fees collected, net charge-offs and interest rates.

Changes in the fair value of the interest-only strip are reflected in our financial statements as additional gains related to new receivables originated and securitized or other comprehensive income related to mark-to-market changes of our residual interest.

In recording and accounting for interest-only strips, we make assumptions about rates of payments and defaults that we believe reasonably reflect economic and other relevant conditions that affect fair value. Due to subsequent changes in economic and other relevant conditions, the actual rates of principal payments and defaults generally differ from our initial estimates, and these differences could sometimes be material. If actual payment and default rates are higher than previously assumed, the value of the interest-only strip could be impaired and the decline in the fair value would be recorded in earnings. Further sensitivity information is provided in Note 8 of our audited consolidated financial statements.

We recognize the implicit forward contract to sell new receivables during a revolving period at its fair value at the time of sale. The implicit forward contract is entered into at the market rate and thus, its initial measure is zero at inception. In addition, we do not mark the forward contract to fair value in accounting periods following the securitization because management has concluded that the fair value of the implicit forward contract in subsequent periods is not material. We believe that servicing fees received represent adequate compensation based on the amount currently demanded by the marketplace. Additionally, these fees are the same as would fairly compensate a substitute servicer should one be required and, thus, we neither record a servicing asset nor servicing liability.

AIR MILES Reward Program. Because management has determined that the earnings process is not complete at the time an AIR MILES reward mile is issued, the recognition of revenue on all fees received based on issuance is deferred. We allocate the proceeds from issuances of AIR MILES reward miles into two components based on the relative fair value of the related element:

- *Redemption element.* The redemption element is the larger of the two components. For this component, we recognize revenue at the time an AIR MILES reward mile is redeemed, or, for those AIR MILES reward miles that we estimate will go unredeemed by the collector base, known as "breakage," over the estimated life of an AIR MILES reward mile.
- *Service element.* For this component, which consists of marketing and administrative services provided to sponsors, we recognize revenue pro rata over the estimated life of an AIR MILES reward mile.

Under certain of our contracts, a portion of the proceeds is paid to us at the issuance of AIR MILES reward miles and a portion is paid at the time of redemption. Under such contracts the proceeds received at issuance are initially deferred as service revenue and the revenue and earnings are recognized pro rata over the estimated life of an AIR MILES reward mile.

The amount of revenue recognized in a period is subject to the estimated life of an AIR MILES reward mile. Based on our historical analysis, we make a determination as to average life of an AIR MILES reward mile. The estimated life of an AIR MILES reward mile of 42 months and breakage of one-third has remained constant for all periods presented. Breakage and the life of an AIR MILES reward mile is based on management's estimate after viewing and analyzing various historical trends including vintage analysis, current run rates and other pertinent analysis. The estimated life of an AIR MILES reward mile and breakage is actively monitored by management and subject to external influences that may cause actual performance to differ from estimates.

We believe that the issuance and redemption of AIR MILES reward miles is influenced by the nature and volume of sponsors, the type of rewards offered, the overall health of the Canadian economy, the nature and extent of AIR MILES promotional activity in the marketplace and the extent of competing loyalty programs. These influences will primarily affect the average life of an AIR MILES reward mile. We do not believe that the estimated life will vary significantly over time, consistent with historical trends. The shortening of the life of an AIR MILES reward mile would accelerate the recognition of revenue and may affect the breakage rate. As of December 31, 2007, we had $828.3 million in deferred revenue related to the AIR MILES Reward Program that will be recognized in the future. Further information is provided in Note 11 of our audited consolidated financial statements.

Stock-based compensation. On January 1, 2006, we adopted the provisions of, and account for stock-based compensation in accordance with, Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123(R)"). We elected the modified-prospective method, under which prior periods are not revised for comparative purposes. Under the fair value recognition provisions of SFAS No. 123(R), stock based compensation cost is measured at the grant date based on the fair value of the award and is recognized ratably over the requisite service period.

We currently use a binomial lattice option pricing model to determine the fair value of stock options. The determination of the fair value of stock-based payment awards on the date of grant using an option pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables. These variables include our expected stock price volatility over the term of the awards, actual and projected employee stock option exercise behaviors, risk-free interest rate and expected dividends.

We estimate the expected term of options granted by calculating the average term from our historical stock option exercise experience. We estimate the volatility of our common stock by using an implied volatility. We base the risk-free interest rate that we use in the option pricing model on a forward curve of risk free interest rates based on constant maturity rates provided by the U.S. Treasury. We have not paid and do not anticipate paying any cash dividends in the foreseeable future and therefore use an expected dividend yield of zero in the option pricing model. We are required to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We use historical data to estimate pre-vesting option forfeitures and record stock-based compensation expense only for those awards that are expected to vest. All share-based payment awards are amortized on a straight-line basis over the awards' requisite service periods, which are generally the vesting periods.

If factors change and we employ different assumptions for estimating stock-based compensation expense, the future periods may differ from what we have recorded in the current period and could affect our operating income, net income and net income per share.

See Note 15 of our audited consolidated financial statements for further information regarding the SFAS No. 123(R) disclosures.

Income Taxes. We account for uncertain tax positions in accordance with Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" an interpretation of Statement of Financial Accounting Standards No. 109 ("FIN No. 48"). The application of income tax law is inherently complex. Laws and regulations in this area are voluminous and are often ambiguous. As such, we are required to make many subjective assumptions and judgments regarding our income tax exposures. Interpretations of, and guidance surrounding, income tax laws and regulations change over time. As such, changes in our subjective assumptions and judgments can materially affect amounts recognized in the consolidated balance sheets and statements of income. See Note 13 of our audited consolidated financial statements for additional detail on our uncertain tax positions and further information regarding FIN No. 48.

Inter-Segment Sales

Our Transaction Services segment performs card processing and servicing activities related to our Credit Services segment. For this, our Transaction Services segment receives a fee equal to its direct costs before corporate overhead plus a margin. The margin is based on current estimated market rates for similar services. This fee represents an operating cost to the Credit Services segment and corresponding revenue for our Transaction Services segment. Inter-segment sales are eliminated upon consolidation. Revenues earned by our Transaction Services segment from servicing our Credit Services segment, and consequently paid by our Credit Services segment to our Transaction Services segment, are set forth opposite "Other/eliminations" in the tables presented in the annual comparisons in our "Results of Operations."

Use of Non-GAAP Financial Measures

Adjusted EBITDA is a non-GAAP financial measure equal to net income, the most directly comparable GAAP financial measure, plus stock compensation expense, provision for income taxes, interest expense, net, fair value loss on interest rate derivative, other expenses, impairment of long-lived assets, loss on the sale of assets, merger and other costs, depreciation and other amortization and amortization of purchased intangibles. Operating EBITDA is a non-GAAP financial measure equal to adjusted EBITDA plus the change in deferred revenue plus the change in redemption settlement assets. We have presented operating EBITDA because we use the financial measure to monitor compliance with financial covenants in our credit facilities and our senior note agreement. For the year ended December 31, 2007, senior debt-to-operating EBITDA was 1.2x compared to a maximum ratio of 2.75x permitted in our credit facilities and in our senior note agreements. Operating EBITDA to interest expense was 9.4x compared to a minimum ratio of 3.5x permitted in our credit facilities and 3.0x permitted in our senior note agreement. As discussed in more detail in the liquidity section of "Management's Discussion and Analysis of Financial Condition and Results of Operations," our credit facilities and cash flows from operations are the two main sources of funding for our acquisition strategy and for our future working capital needs and capital expenditures. As of December 31, 2007, we had borrowings of $421.0 million outstanding under the credit facilities, $500.0 million under our senior notes and had $417.0 million in unused borrowing capacity. We were in compliance with our covenants at December 31, 2007, and we expect to be in compliance with these covenants during the year ended December 31, 2008.

We use adjusted EBITDA as an integral part of our internal reporting to measure the performance of our reportable segments and to evaluate the performance of our senior management. Adjusted EBITDA is considered an important indicator of the operational strength of our businesses. Adjusted EBITDA eliminates the uneven effect across all business segments of considerable amounts of non-cash depreciation of tangible assets and amortization of certain intangible assets that were recognized in business combinations. A limitation of this measure, however, is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in our businesses. Management evaluates the costs of such tangible and intangible assets, the impact of related impairments, as well as asset sales through other financial measures, such as capital expenditures, investment spending and return on capital and therefore the effects are excluded from Adjusted EBITDA. Adjusted EBITDA also eliminates the non-cash effect of stock compensation expense. Stock compensation expense is not included in the measurement of segment adjusted EBITDA provided to the chief operating decision maker for purposes of assessing segment performance and decision making with respect to resource allocations. Therefore, we believe that adjusted EBITDA provides useful information to our investors regarding our performance and overall results of operations. Adjusted EBITDA and operating EBITDA are not intended to be performance measures that should be regarded as an alternative to, or more meaningful than, either operating income or net income as an indicator of operating performance or to cash flows from operating activities as a measure of liquidity. In addition, adjusted EBITDA and operating EBITDA are not intended to represent funds available for dividends, reinvestment or other discretionary uses, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The adjusted EBITDA and operating EBITDA measures presented in this Annual Report on Form 10-K may not be comparable to similarly titled measures presented by other companies, and may not be identical to corresponding measures used in our various agreements.

	Year Ended December 31,				
	2007	2006	2005	2004	2003
	(In thousands)				
Net income	$164,061	$189,605	$138,745	$102,371	$ 67,298
Stock compensation expense	56,243	43,053	14,143	15,767	5,889
Provision for income taxes	110,691	116,664	83,381	61,948	41,684
Interest expense, net	69,523	40,998	14,482	6,972	14,681
Fair value loss on interest rate derivative	—	—	—	808	2,851
Other expenses(1)	—	—	—	—	4,275
Impairment on long-lived assets	39,961	—	—	—	—
Loss on the sale of assets	16,045	—	—	—	—
Merger and other costs(2)	19,593	—	—	—	—
Depreciation and other amortization	84,338	65,443	58,565	62,586	53,948
Amortization of purchased intangibles	82,294	59,597	41,142	28,812	20,613
Adjusted EBITDA	642,749	515,360	350,458	279,264	211,239
Change in deferred revenue	176,842	40,973	63,410	70,736	113,877
Change in redemption settlement assets	(56,096)	6	(17,471)	(28,221)	(48,978)
Operating EBITDA	$763,495	$556,339	$396,397	$321,779	$276,138

Note: An increase in deferred revenue has a positive impact to Operating EBITDA, while an increase in redemption settlement assets has a negative impact to Operating EBITDA. Change in deferred revenue and change in redemption settlement assets are affected by fluctuations in foreign exchange rates. Change in redemption settlement assets is also affected by the timing of receipts and transfers of cash.

(1) For the year ended December 2003, other expenses are debt related.

(2) Represents expenditures directly associated with the proposed merger of the Company with an affiliate of The Blackstone Group, compensation charges related to the departure of certain employees and other non-routine costs associated with the proposed merger and Mail Services disposition.

Results of Operations

Year ended December 31, 2007 compared to the year ended December 31, 2006

	Year Ended December 31,		Growth	
	2007	2006	$	%
	(In thousands, except percentages)			
Revenue:				
Marketing Services	$1,086,931	$ 849,158	$237,773	28.0%
Credit Services	808,288	731,338	76,950	10.5
Transaction Services	753,357	776,036	(22,679)	(2.9)
Other/Eliminations	(357,387)	(357,790)	403	(0.1)
Total	$2,291,189	$1,998,742	$292,447	14.6%
Adjusted EBITDA:				
Marketing Services	$ 236,857	$ 159,186	$ 77,671	48.8%
Credit Services	317,661	248,204	69,457	28.0
Transaction Services	88,231	107,970	(19,739)	(18.3)
Total	$ 642,749	$ 515,360	$127,389	24.7%
Stock compensation expense:				
Marketing Services	$ 25,803	$ 18,162	$ 7,641	42.1%
Credit Services	10,032	8,451	1,581	18.7
Transaction Services	20,408	16,440	3,968	24.1
Total	$ 56,243	$ 43,053	$ 13,190	30.6%
Depreciation and amortization:				
Marketing Services	$ 99,640	$ 58,681	$ 40,959	69.8%
Credit Services	13,717	13,690	27	0.2
Transaction Services	53,275	52,669	606	1.2
Total	$ 166,632	$ 125,040	$ 41,592	33.3%
Operating expenses(1):				
Marketing Services	$ 850,074	$ 689,972	$160,102	23.2%
Credit Services	490,627	483,134	7,493	1.6
Transaction Services	665,126	668,066	(2,940)	(0.4)
Other/Eliminations	(357,387)	(357,790)	403	(0.1)
Total	$1,648,440	$1,483,382	$165,058	11.1%
Operating income:				
Marketing Services	$ 111,414	$ 82,343	$ 29,071	35.3%
Credit Services	293,912	226,063	67,849	30.0
Transaction Services	(41,458)	38,861	(80,319)	(206.7)
Other/Eliminations	(19,593)	—	(19,593)	—
Total	$ 344,275	$ 347,267	$ (2,992)	(0.9)%
Adjusted EBITDA margin(2):				
Marketing Services	21.8%	18.7%	3.1%	
Credit Services	39.3	33.9	5.4	
Transaction Services	11.7	13.9	(2.2)	
Total	28.1%	25.8%	2.3%	
Segment Operating data:				
Statements generated	221,162	211,663	9,499	4.5%
Credit Sales	$7,502,947	$7,444,298	$ 58,649	0.8%
Average managed receivables	$3,909,627	$3,640,057	$269,570	7.4%
AIR MILES reward miles issued	4,143,000	3,741,834	401,166	10.7%
AIR MILES reward miles redeemed	2,723,524	2,456,932	266,592	10.9%

(1) Operating expenses excludes stock compensation expense, depreciation, amortization expense, impairment charges, merger and other costs.

(2) Adjusted EBITDA margin is adjusted EBITDA divided by revenue. Management uses adjusted EBITDA margin to analyze the operating performance of the segments and the impact revenue growth has on operating expenses.

Revenue. Total revenue increased $292.4 million, or 14.6%, to $2,291.2 million for the year ended December 31, 2007 from $1,998.7 million for the comparable period in 2006. The increase was due to a 28.0% increase in Marketing Services revenue and a 10.5% increase in Credit Services revenue, offset by a 2.9% decrease in Transaction Services revenue as follows:

- *Marketing Services.* Revenue increased $237.8 million, or 28.0%, due to a combination of strong organic growth and acquisitions completed over the past twelve months. AIR MILES Reward Program growth was driven primarily by an increase in redemption revenue of $68.2 million related to a 10.9% increase in the redemption of AIR MILES reward miles. Issuance revenue increased $19.4 million primarily related to growth in issuances of AIR MILES reward miles in recent years from the roll out of major national programs. Within our revenue increase, changes in the exchange rate of the Canadian dollar had a $35.7 million positive impact on revenue for the AIR MILES Reward Program. Database and direct marketing fees revenue increased by $130.3 million primarily related to Epsilon's recent acquisition of Abacus. Organic growth within Epsilon's database marketing services division was partially offset by declines in Epsilon's strategic marketing and consulting services division from lower volumes and a reduction of services provided to one of our clients.

- *Credit Services.* Revenue increased $77.0 million, or 10.5%, primarily due to a 10.5% increase in securitization income and finance charges, net. Securitization income and finance charges, net, increased $75.9 million, which includes an increase in the fair value of the gain on the interest-only strip of $20.5 million. The increase primarily resulted from a 7.4% increase in our average managed receivables and an increase in collected yield. This growth was partially offset by the normalization of our net charge-off rate in 2007 to 5.8% as compared to 5.0% in 2006. For the year ended December 31, 2006, our net charge-off rate was impacted by abnormally low credit losses resulting from the enactment of bankruptcy reform legislation during the fourth quarter of 2005. Tempering the increase in revenue was a decline in merchant discount fees of approximately $8.1 million primarily as a result of a change in mix of fees received from merchants compared to fees received from cardholders.

- *Transaction Services.* Revenue decreased $22.7 million, or 2.9%. The decline in revenue can be attributed to a decline of $11.9 million in our merchant services business, as a result of attrition and pricing concessions, a decline of $8.6 million in our utility services business as a result of a decline in consulting services provided and a loss of revenue from our Mail Services business, which was sold on November 7, 2007.

Operating Expenses. For purposes of the discussion below, total operating expenses excludes stock compensation expense, depreciation expense, amortization expense, impairment charges, merger and other costs. Total operating expenses increased $165.1 million, or 11.1%, to $1,648.4 million for the year ended December 31, 2007 from $1,483.4 million during the comparable period in 2006. Adjusted EBITDA margin increased to 28.1% for the year ended December 31, 2007 from 25.8% for the comparable period in 2006 due to increased adjusted EBITDA margins across Marketing Services and Credit Services, offset by a decrease in adjusted EBITDA margin for Transaction Services.

- *Marketing Services.* Operating expenses, as defined, increased $160.1 million, or 23.2%, to $850.1 million for the year ended December 31, 2007 from $690.0 million for the comparable period in 2006, and adjusted EBITDA margin increased to 21.8% for the year ended December 31, 2007 from 18.7% for the comparable period in 2006. Increases in operating expenses were primarily attributable to the acquisition of Abacus, as discussed above. Increases in operating expenses for the Air Miles Reward Program were due to an increase in costs of good sold primarily as a result from an increase in redemptions, as well as the impact of the exchange rate of the Canadian Dollar. Changes in the exchange rate of the Canadian dollar resulted in a $28.2 million increase in operating expenses for the AIR MILES Reward Program. The increase in adjusted EBITDA margin was due to the growth of the AIR MILES business and the impact of the Abacus acquisition.

- *Credit Services.* Operating expenses, as defined, increased $7.5 million, or 1.6%, to $490.6 million for the year ended December 31, 2007 from $483.1 million for the comparable period in 2006, and adjusted EBITDA margin increased to 39.3% for the year ended December 31, 2007 from 33.9% for the comparable period in 2006. The increased adjusted EBITDA margin is the result of favorable revenue trends from an increase in our average managed receivables and an increase in collected yield. The adjusted EBITDA margin also benefited from increased staffing levels in our call centers and customer relationship areas as those costs were borne by the Transaction Services segment.

- *Transaction Services.* Operating expenses, as defined, decreased $2.9 million, or 0.4%, to $665.2 million for the year ended December 31, 2007 from $668.1 million for the comparable period in 2006, and adjusted EBITDA margin decreased to 11.7% for the year ended December 31, 2007 from 13.9% during the comparable period in 2006. Operating expenses increased $16.5 million due to higher expenses in our private label retail services business for increased staffing levels in our call centers and customer relationship areas which in turn drove higher profits in our Credit Services segment. The increase was somewhat offset by a decline of expenses from our merchant services business and utility services business, as management proactively controlled expenses as revenue declined. There was also a decline in operating expenses from the sale of our mail services business which was sold on November 7, 2007. Adjusted EBITDA margin decreased primarily due to the incremental private label business expenses and declines in our utility service business and our mail services business.

- *Stock compensation expense.* Stock compensation expense increased $13.2 million, or 30.6%, to $56.2 million for the year ended December 31, 2007 from $43.1 million for the comparable period in 2006. The increase was due primarily to the modification of terms of certain equity based awards aggregating $9.8 million, as well as the true up of certain estimates, including forfeitures upon the adoption of SFAS No. 123(R) in 2006, of approximately $3.3 million.

- *Depreciation and Amortization.* Depreciation and amortization increased $41.6 million, or 33.3%, to $166.6 million for the year ended December 31, 2007 from $125.0 million for the comparable period in 2006 primarily due to a $22.7 million increase in the amortization of purchased intangibles related to recent acquisitions and an increase of $18.9 million in depreciation and other amortization related in part to recent acquisitions as well as capital expenditures.

- *Merger and other costs.* In the second quarter of 2007, we entered into the Merger Agreement with an affiliate of The Blackstone Group. Costs associated with the proposed merger were approximately $12.4 million for the year ended December 31, 2007 and include investment banking, legal and accounting costs. In addition, we incurred $7.2 million in compensation charges related to the severance of certain employees and other non-routine costs associated with our disposition of our mail services business.

- *Impairment of long-lived assets.* In the third quarter of 2007, we determined that certain long-lived assets, including internally developed software, certain customer relationship assets, and other assets, had been impaired. We recognized $40.0 million as a non-cash asset write-down, with the impairment charge included in our Transaction Services segment.

- *Loss on sale of assets.* On November 7, 2007, we sold ADS MB Corporation, which operated our mail services business. These mail services included personalized customer communications and intelligent inserting and commingling. In connection with the sale, we recognized a loss of $16.0 million.

Operating Income. Operating income decreased $3.0 million, or 0.9%, to $344.3 million for the year ended December 31, 2007 from $347.3 million during the comparable period in 2006. Operating income decreased primarily as a result of the impairment of long-lived assets, the loss on the sale of our Mail Services division, as well as the revenue and expense factors discussed above.

Interest Income. Interest income increased $4.1 million, or 62.1%, to $10.7 million for the year ended December 31, 2007 from $6.6 million for the comparable period in 2006 due to higher average balances of our short-term cash investments.

Interest Expense. Interest expense increased $32.6 million, or 68.5%, to $80.2 million for the year ended December 31, 2007 from $47.6 million for the comparable period in 2006. Interest expense on core debt, which includes our credit facilities and senior notes, increased $30.6 million as a result of additional borrowings to fund our recent acquisitions and our stock repurchase program, offset slightly by a decrease in interest rates from the comparable period in 2006. Interest on our certificates of deposit increased by $3.3 million, which was impacted by higher average balances and an increase in interest rates.

Taxes. Income tax expense decreased $6.0 million to $110.7 million for the year ended December 31, 2007 from $116.7 million for the comparable period in 2006 due to a decrease in taxable income. Our effective tax rate increased to 40.3% for the year ended December 31, 2007 compared to 38.1% for the comparable period in 2006, primarily due to a decrease in taxable income in certain jurisdictions, certain non-deductible expenses incurred in 2007 and changes in legislation enacted in various states and Canada.

Year ended December 31, 2006 compared to the year ended December 31, 2005

	Year Ended December 31, 2006	Year Ended December 31, 2005	Growth $	Growth %
	(In thousands, except percentages)			
Revenue:				
Marketing Services	$ 849,158	$ 604,145	$245,013	40.6%
Credit Services	731,338	561,413	169,925	30.3
Transaction Services	776,036	699,884	76,152	10.9
Other/Eliminations	(357,790)	(313,005)	(44,785)	14.3
Total	$1,998,742	$1,552,437	$446,305	28.7%
Adjusted EBITDA:				
Marketing Services	$ 159,186	$ 97,903	$ 61,283	62.6%
Credit Services	248,204	162,481	85,723	52.8
Transaction Services	107,970	90,074	17,896	19.9
Total	$ 515,360	$ 350,458	$164,902	47.1%
Stock compensation expense:				
Marketing Services	$ 18,162	$ 4,714	$ 13,448	285.3%
Credit Services	8,451	4,714	3,737	79.3
Transaction Services	16,440	4,715	11,725	248.7
Total	$ 43,053	$ 14,143	$ 28,910	204.4%
Depreciation and amortization:				
Marketing Services	$ 58,681	$ 36,477	$ 22,204	60.9%
Credit Services	13,690	6,647	7,043	106.0
Transaction Services	52,669	56,583	(3,914)	(6.9)
Total	$ 125,040	$ 99,707	$ 25,333	25.4%
Operating expenses[1]:				
Marketing Services	$ 689,972	$ 506,242	$183,730	36.3%
Credit Services	483,134	398,932	84,202	21.1
Transaction Services	668,066	609,810	58,256	9.6
Other/Eliminations	(357,790)	(313,005)	(44,785)	14.3
Total	$1,483,382	$1,201,979	$281,403	23.4%
Operating income:				
Marketing Services	$ 82,343	$ 56,712	$ 25,631	45.2%
Credit Services	226,063	151,120	74,943	49.6
Transaction Services	38,861	28,776	10,085	35.0
Total	$ 347,267	$ 236,608	$110,659	46.8%
Adjusted EBITDA margin[2]:				
Marketing Services	18.7%	16.2%	2.5%	
Credit Services	33.9	28.9	5.0	
Transaction Services	13.9	12.9	1.0	
Total	25.8%	22.6%	3.2%	
Segment Operating data:				
Statements generated	211,663	190,910	20,753	10.9%
Credit Sales	$7,444,298	$6,582,800	$861,498	13.1%
Average managed receivables	$3,640,057	$3,170,485	$469,572	14.8%
AIR MILES reward miles issued	3,741,834	3,246,553	495,281	15.3%
AIR MILES reward miles redeemed	2,456,932	2,023,218	433,714	21.4%

(1) Operating expenses excludes depreciation, amortization and stock compensation expense.

(2) Adjusted EBITDA margin is adjusted EBITDA divided by revenue. Management uses adjusted EBITDA margin to analyze the operating performance of the segments and the impact revenue growth has on operating expenses.

Revenue. Total revenue increased $446.3 million, or 28.7%, to $1,998.7 million for 2006 from $1,552.4 million for 2005. The increase was due to a 40.6% increase in Marketing Services, a 30.3% increase in Credit Services revenue, and a 10.9% increase in Transaction Services revenue, as follows:

- Marketing Services. Marketing Services revenue increased $245.0 million, or 40.6%, due primarily to growth in the AIR MILES Reward Program and both organic growth and acquisition growth at Epsilon. AIR MILES Reward Program growth was driven primarily by an increase in redemption revenue of $77.2 million related to a 21.4% increase in the redemption of AIR MILES reward miles. Issuance revenue increased $16.7 million primarily due to growth in issuances of AIR MILES reward miles in recent years from the roll out of major national programs and increased AIR MILES Reward Program related to spending by certain sponsors for major national programs and campaigns. Changes in the exchange rate of the Canadian dollar accounted for approximately $31.2 million of the AIR MILES Reward Program revenue increase. Database and direct marketing fees revenue increased approximately $125.6 million primarily related to the acquisition of Epsilon businesses, Epsilon Interactive, ICOM, DoubleClick, and CPC.
- *Credit Services.* Credit Services revenue increased $169.9 million, or 30.3%, primarily due to a 42.8% increase in securitization income and finance charges, net offset by a decrease in merchant discount fees. Securitization income and finance charges, net increased $173.5 million primarily as a result of a 14.8% increase in our average managed receivables, an increase in collected yield and lower charge-offs. Cost of funds remained flat. The improvement in charge-off rates is a continuation of the benefit that we have received this year as a result of the bankruptcy reform legislation which was enacted during the fourth quarter of 2005, as well as overall higher credit quality. In addition, we also had a shift in the mix of fees charged for certain portfolios which resulted in a decrease in merchant discount fees but offset by increases in securitization income.
- *Transaction Services.* Transaction Services revenue increased $76.2 million, or 10.9%, primarily due to a 10.9% increase in statements generated from our private label and utility services businesses. The private label business increase was the result of a ramp up of clients signed along with solid growth in mature clients. Revenue for utility services was also positively impacted by both an increase in statements generated and additional service offerings to our existing clients.

Operating Expenses. Total operating expenses, excluding depreciation, amortization and stock compensation expense increased $281.4 million, or 23.4%, to $1,483.4 million for 2006 from $1,202.0 million for 2005. Total adjusted EBITDA margin increased to 25.8% for 2006 from 22.6% for 2005. The increase in adjusted EBITDA margin is due to increases in all of our segments. The EBITDA margin across our segments was positively impacted by corporate overhead as general and administrative costs remained flat between years. We were able to leverage our corporate infrastructure as revenues increased.

- *Marketing Services.* Marketing Services operating expenses, excluding depreciation, amortization and stock compensation expense, increased $183.7 million, or 36.3%, to $690.0 million for 2006 from $506.2 million for 2005 and adjusted EBITDA margin increased to 18.7% for 2006 from 16.2% for 2005. The increase in operating expenses was primarily attributed to the Epsilon business acquisitions and cost of sales from our AIR MILES Reward Program as a result of an increase in redemptions. Changes in the exchange rate of the Canadian dollar resulted in a $25.1 million increase in operating expenses for the AIR MILES Reward Program. The increase in adjusted EBITDA margin was due to margin expansion in our Epsilon and AIR MILES businesses, and margin contribution from relative decreases in allocated corporate overhead.
- *Credit Services.* Credit Services operating expenses, excluding depreciation, amortization and stock compensation expense, increased $84.2 million, or 21.1%, to $483.1 million for 2006 from $398.9 million for 2005, and adjusted EBITDA margin increased to 33.9% for 2006 from 28.9% for 2005. The increase in operating expenses is primarily attributed to the increase in cost of sales for statements generated and higher marketing expenses. The increased margin is the result of favorable revenue trends including an increase in our average managed receivables, an increase in collected yield and lower charge-offs, and margin contribution from relative decreases in allocated corporate overhead.

- *Transaction Services.* Transaction Services operating expenses, excluding depreciation, amortization and stock compensation expense, increased $58.3 million, or 9.6%, to $668.1 million for 2006 from $609.8 million for 2005, and adjusted EBITDA margin increased to 13.9% for 2006 from 12.9% for 2005. The increase in operating expenses is primarily attributed to the increased volume of statements generated and accrued penalties for late system conversions on utility contracts, as well as additional expenses due to these conversion delays. The increase in adjusted EBITDA margin was the result of increases in revenue driven by a 10.9% increase in statements generated and margin contribution from relative decreases in allocated corporate overhead, offset by margin decrease in our utility services business. The utility services margin was impacted by conversion expenses for our clients.
- *Stock compensation expense.* Stock compensation expense increased $28.9 million, or 204.4%, to $43.1 million for 2006 from $14.1 million for 2005. The increase was primarily attributable to our adoption of SFAS No. 123(R) under the modified prospective method. For the year ended December 31, 2005, we would have recorded a total of $36.6 million of stock compensation expense under SFAS No. 123.
- *Depreciation and Amortization.* Depreciation and amortization increased $25.3 million, or 25.4%, to $125.0 million for 2006 from $99.7 million for 2005. Amortization of purchased intangibles increased $18.5 million, of which $13.5 million relates to recent business acquisitions and $4.1 million relates to the amortization of premiums associated with the Blair portfolio acquisition completed in November 2005. The increase in depreciation and other amortization of $6.8 million is a result of relatively higher capital expenditures compared to prior years.

Operating Income. Operating income increased $110.7 million, or 46.8%, to $347.3 million for 2006 from $236.6 million for 2005. Operating income increased primarily from revenue gains and an increase in adjusted EBITDA margins partially offset by an increase in depreciation and amortization and stock compensation expense.

Interest Income. Interest income increased $2.6 million, or 64.2%, to $6.6 million for 2006 from $4.0 million for 2005 due to higher average balances of our short term cash investments, as well as an increase of the yield earned.

Interest Expense. Interest expense increased $29.1 million, or 157.3%, to $47.6 million for 2006 from $18.5 million for 2005 due to higher average balances under our credit facilities and certificates of deposit. Interest expense on core debt, which includes the credit facility and senior notes, increased $20.0 million as a result of additional borrowings to fund our stock repurchase program and the acquisitions of ICOM, DoubleClick and CPC and an increase in interest rates from the comparable period in 2005. Interest on certificates of deposit increased $7.3 million due to growth in on-balance sheet receivables which was primarily associated with financing of the Blair portfolio acquisition completed in November 2005.

Provision for Income Taxes. The provision for income taxes increased $33.3 million to $116.7 million in 2006 from $83.4 million in 2005 primarily due to an increase in taxable income. Our effective tax rate increased to 38.1% in 2006 compared to 37.5% in 2005 primarily as a result of changes in tax legislation in Texas and Canada.

Asset Quality

Our delinquency and net charge-off rates reflect, among other factors, the credit risk of our private label credit card receivables, the average age of our various private label credit card account portfolios, the success of our collection and recovery efforts, and general economic conditions. The average age of our private label credit card portfolio affects the stability of delinquency and loss rates of the portfolio. We continue to focus resources on refining our credit underwriting standards for new accounts and on collections and post charge-off recovery efforts to minimize net losses.

An older private label credit card portfolio generally drives a more stable performance in the portfolio. At December 31, 2007, 60.5% of securitized accounts with balances and 62.7% of securitized receivables were for accounts with origination dates greater than 24 months old. At December 31, 2006, 58.3% of securitized accounts with balances and 61.4% of securitized receivables were for accounts with origination dates greater than 24 months old. As of December 31, 2007, our allowance for doubtful accounts related to on-balance sheet private label and co-branded credit card receivables was $38.7 million compared to $45.9 million as of December 31, 2006. The decrease in the allowance for doubtful accounts was primarily the result of improved seasoning of accounts with certain of our private label credit card portfolios.

Delinquencies. A credit card account is contractually delinquent if we do not receive the minimum payment by the specified due date on the cardholder's statement. It is our policy to continue to accrue interest and fee income on all credit card accounts beyond 90 days, except in limited circumstances, until the account balance and all related interest and other fees are paid or charged off, typically at 180 days delinquent. When an account becomes delinquent, we print a message on the cardholder's billing statement requesting payment. After an account becomes 30 days past due, a proprietary collection scoring algorithm automatically scores the risk of the account rolling to a more delinquent status. The collection system then recommends a collection strategy for the past due account based on the collection score and account balance and dictates the contact schedule and collections priority for the account. If we are unable to make a collection after exhausting all in-house efforts, we engage collection agencies and outside attorneys to continue those efforts. Delinquency rates subsequent to the 2005 bankruptcy reform legislation have generally risen as it has become more difficult to file for bankruptcy protection under the law.

The following table presents the delinquency trends of our managed credit card portfolio:

	December 31, 2007	% of Total	December 31, 2006	% of Total
	(In thousands, except percentages)			
Receivables outstanding	$4,157,287	100%	$4,171,262	100%
Receivables balances contractually delinquent:				
31 to 60 days	70,512	1.7%	62,221	1.5%
61 to 90 days	48,755	1.2	40,929	1.0
91 or more days	101,928	2.4	88,078	2.1
Total	$ 221,195	5.3%	$ 191,228	4.6%

Net Charge-Offs. Net charge-offs comprise the principal amount of losses from cardholders unwilling or unable to pay their account balances, as well as bankrupt and deceased cardholders, less current period recoveries. The following table presents our net charge-offs for the periods indicated on a managed basis. Average managed receivables represent the average balance of the cardholders at the beginning of each month in the year indicated.

	Year Ended December 31,		
	2007	2006	2005
	(In thousands, except percentages)		
Average managed receivables	$3,909,627	$3,640,057	$3,170,485
Net charge-offs	227,393	180,449	207,397
Net charge-offs as a percentage of average managed receivables	5.8%	5.0%	6.5%

The net charge-off rate during 2006 was impacted by abnormally low credit losses resulting from the enactment of bankruptcy reform legislation during the fourth quarter of 2005. Although we continued to benefit from the impact of the legislation in our 2007 results, the impact is significantly less than in 2006.

Age of Portfolio. The median age of the portfolio is approximately 36 months. The following table sets forth, as of December 31, 2007, the number of securitized accounts with balances and the related balances outstanding, based upon the age of the securitized accounts:

Age Since Origination	Number of Accounts	Percentage of Accounts	Balances Outstanding	Percentage of Balances Outstanding
		(In thousands, except percentages)		
0-12 Months	2,719	24.4%	$ 845,846	22.8%
13-24 Months	1,671	15.1	538,673	14.5
25-36 Months	1,232	11.1	407,448	11.0
37-48 Months	993	9.0	331,969	9.0
49-60 Months	874	7.9	293,222	7.9
Over 60 Months	3,604	32.5	1,288,267	34.8
Total	11,093	100.0%	$3,705,425	100.0%

Liquidity and Capital Resources

Operating Activities. We have historically generated cash flows from operations, although that amount may vary based on fluctuations in working capital and the timing of merchant settlement activity. Our operating cash flow is seasonal, with cash utilization peaking at the end of December due to increased activity in our Credit Services segment related to holiday retail sales.

	Year Ended December 31,		
	2007	2006	2005
		(In thousands)	
Cash provided by operating activities before changes in credit card portfolio activity and merchant settlement activity	$461,862	$376,847	$ 293,863
Net change in credit card portfolio activity	(5,780)	80,890	(186,419)
Net change in merchant settlement activity	115,439	11,043	1,637
Cash provided by operating activities	$571,521	$468,780	$ 109,081

Net change in credit card portfolio activity represents the difference in portfolios purchased from new clients and their subsequent sale to our securitization trusts. There is typically a several month lag between the purchase and sale of credit card portfolios. Merchant settlement activity is driven by the number of days of float at the end of the period. For these purposes, "float" means the difference between the number of days we hold cash before remitting the cash to our merchants and the number of days the card associations hold cash before remitting the cash to us. Merchant settlement activity fluctuates significantly depending on the day in which the period ends.

We generated cash flow from operating activities before changes in credit card portfolio activity and merchant settlement activity of $461.9 million for the year ended December 31, 2007 compared to $376.8 million for the comparable period in 2006 or a 22.6% increase. The increase in operating cash flows before changes in credit card portfolio activity and merchant settlement activity is primarily related to an increase in net income as adjusted for non-cash charges. We utilize our cash flow from operations for ongoing business operations, acquisitions and capital expenditures.

Investing Activities. We use a significant portion of our cash flows from operations for acquisitions and capital expenditures. We utilized cash flow from investing activities of $694.8 million for the year ended December 31, 2007 compared to $543.0 million for the comparable period in 2006. Significant components of investing activities are as follows:

- *Acquisitions.* During the year ended December 31, 2007, we had payments for acquired businesses totaling $438.2 million compared to $205.6 million in 2006, net of cash acquired. In 2007, the cash outlay relates primarily to the acquisition of Abacus. In 2006, we acquired four businesses, which included DoubleClick Email Solutions, ICOM, Big Designs, and CPC Associates, all of which complemented and expanded our Marketing Services segment.

- *Securitizations and Receivables Funding.* We generally fund all private label credit card receivables through a securitization program that provides us with both liquidity and lower borrowing costs. As of December 31, 2007, we had over $3.7 billion of securitized credit card receivables. Securitizations require credit enhancements in the form of cash, spread accounts and additional receivables. The credit enhancement is funded through the use of certificates of deposit issued through our subsidiary, World Financial Network National Bank. Net securitization and credit card receivable activity utilized $128.8 million for the year ended December 31, 2007 compared to $236.5 million in 2006. We intend to utilize our securitization program for the foreseeable future.
- *Capital Expenditures.* Our capital expenditures for the year ended December 31, 2007 were $116.7 million compared to $100.4 million for the prior year. Capital expenditures have typically been about 5% of annual revenue. During 2008, as certain office relocations and system conversions have been completed, we anticipate that capital expenditures will continue to decrease to approximately 3% of annual revenues.

Financing Activities. Our cash flows provided by financing activities were $197.1 million in 2007 compared to $112.3 million provided by financing activities in 2006. Our financing activities for 2007 relate to borrowings and repayments of debt in the normal course of business, business acquisitions, $108.5 million for the repurchase of our common stock on the open market, proceeds from certain sales-lease back transactions and proceeds from the exercise of stock options.

Liquidity Sources. In addition to cash generated from operating activities, we have five main sources of liquidity: securitization program, certificates of deposit issued by World Financial Network National Bank and World Financial Capital Bank, our credit facilities and issuances of equity securities. We believe that internally generated funds and existing sources of liquidity are sufficient to meet working capital needs, capital expenditures, and other business requirements, excluding the Merger, for at least the next 12 months.

If the Merger is consummated, we expect it will have a significant impact on liquidity and capital resources. Parent and Merger Sub have obtained equity and debt financing commitments for the transactions contemplated by the Merger Agreement, the proceeds of which, together with the available cash, will be sufficient for Parent and Merger Sub to pay the aggregate merger consideration and all related fees and expenses of the transactions contemplated by the Merger Agreement.

Securitization Program and Off-Balance Sheet Transactions. Since January 1996, we have sold, sometimes through WFN Credit Company, LLC and WFN Funding Company II, LLC, a majority of credit card receivables owned by our credit card bank, World Financial Network National Bank, World Financial Network Credit Card Master Trust, World Financial Network Credit Card Master Note Trust, World Financial Network Credit Card Master Trust II and World Financial Network Credit Card Master Trust III, which we refer to as the WFN Trusts as part of our securitization program. This securitization program is the primary vehicle through which we finance our private label credit card receivables. The following table shows expected maturities for borrowing commitments of the WFN Trusts under our securitization program by year:

	2008	2009	2010	2011	2012 & Thereafter	Total
			(In thousands)			
Public notes	$ 600,000	$500,000	$—	$450,000	$500,000	$2,050,000
Private conduits[(1)]	2,085,714	—	—	—	—	2,085,714
Total	$2,685,714	$500,000	$—	$450,000	$500,000	$4,135,714

(1) Represents borrowing capacity, not outstanding borrowings. In the fourth quarter of 2007 we renewed and amended $1,085.7 million of our $2,085.7 million private conduits under similar terms.

As of December 31, 2007, the WFN Trusts had over $3.7 billion of securitized credit card receivables. Securitizations require credit enhancements in the form of cash, spread deposits and additional receivables. The credit enhancement is principally based on the outstanding balances of the series issued by the WFN Trusts and by the performance of the private label credit cards in the securitization trust. During the period from November to January, the WFN Trusts are required to maintain a credit enhancement level of between 6% and 10% of securitized credit card receivables. Certain of the WFN Trusts are required to maintain a level of between 4% and 9% for the remainder of the year.

Certificates of Deposit. We utilize certificates of deposit to finance the operating activities and fund securitization enhancement requirements of our credit card bank subsidiaries, World Financial Network National Bank and World Financial Capital Bank. World Financial Network National Bank and World Financial Capital Bank issue certificates of deposit in denominations of $100,000 in various maturities ranging between three months and two years and with effective annual fixed rates ranging from 5.0% to 5.7%. As of December 31, 2007, we had $370.4 million of certificates of deposit outstanding. Certificate of deposit borrowings are subject to regulatory capital requirements.

Credit Facilities. On January 24, 2007, we entered into a bridge loan that provides for loans in a maximum amount of $400.0 million. At the closing of the bridge loan, we borrowed $300.0 million for general corporate purposes including the repayment of debt and the financing of permitted acquisitions. The bridge loan included an uncommitted accordion feature of up to $100.0 million allowing for future borrowings, subject to certain conditions.

On July 6, 2007, we entered into a first amendment to the bridge loan to extend the maturity date from July 24, 2007 to December 31, 2007. On December 21, 2007, we entered into a second amendment to the bridge loan which extended the maturity date from December 31, 2007 to March 31, 2008 and eliminated the uncommitted accordion feature, which had allowed for future borrowings up to $100.0 million, subject to certain conditions. In addition, the second amendment adjusts the margin applicable to base rate loans and Eurodollar loans to those set forth below. We anticipate renewing or refinancing the bridge loan prior to March 31, 2008. If we are not able to refinance the bridge loan, we would expect to repay the amounts from available cash and borrowings under our consolidated credit facility.

The interest rate for base rate loans fluctuates and is equal to the higher of (A) the Bank of Montreal's prime rate and (B) the Federal funds rate plus 0.5% plus a margin of (1) 0.0% to 0.2% for the period from January 1 to January 31, 2008; (2) 0.0% to 0.45% for the period from February 1 to February 29, 2008; and (3) 0.1% to 0.70% for the period from March 1 to March 31, 2008, based upon our Senior Leverage Ratio as defined in the bridge loan. The interest rate for Eurodollar loans fluctuates based on the London interbank offered rate plus a margin of (1) 1.1% to 1.7% for the period from January 1 to January 31, 2008; (2) 1.35% to 1.95% for the period from February 1 to February 29, 2008; and (3) 1.6% to 2.2% for the period from March 1 to March 31, 2008, based upon our Senior Leverage Ratio as defined in the bridge loan.

In March 2007, we amended our consolidated credit facility. The amendment extended the lending commitments which were scheduled to terminate on September 29, 2011 to March 30, 2012. In addition, the amendment adjusted the Senior Leverage Ratio applicable to the various levels set forth in the agreement and the margin applicable to Eurodollar loans. After giving effect to the amendment, the interest rate for Eurodollar loans denominated in U.S. or Canadian Dollars fluctuates based on the rate at which deposits of U.S. Dollars or Canadian Dollars, respectively, in the London interbank market are quoted plus a margin of 0.4% to 0.8% based upon the Senior Leverage Ratio as defined in the consolidated credit facility.

We were in compliance with the covenants under our credit facilities at December 31, 2007.

Senior Notes. On October 22, 2007, the Company entered into an amendment in respect of the Note Purchase Agreement with all of the Holders (as defined in the Note Purchase Agreement) providing for a mandatory prepayment of all of the Notes on the date that the Merger is consummated. The Notes would be repaid at 100% of the principal amount plus accrued and unpaid interest to the date of prepayment and the Make-Whole Amount (as defined in the Note Purchase Agreement) as determined for the prepayment date in accordance with the terms of the amendment. The obligation of the Company to prepay the Notes pursuant to the terms of the amendment was subject to and conditioned upon the occurrence of the Merger on or prior to January 1, 2008 and therefore is void and of no further force and effect since the Merger did not close on or prior to that date.

We utilize our credit facilities and excess cash flows from operations to support our acquisition strategy and to fund working capital and capital expenditures. However, we will incur significant indebtedness in order to complete the Merger and our future financing needs will be materially impacted by the Merger. Future indebtedness may impose various restrictions and covenants on us that could limit our ability to respond to market conditions or take advantage of business opportunities. If the Merger is consummated, our ability to fund working capital, capital expenditures, debt service, strategic acquisitions, and other investments will depend on our ability to generate cash flows from operations, which is subject to general economic, financial, competitive, regulatory and other factors that are not within our control.

At December 31, 2007, we had borrowings of $421.0 million outstanding under the consolidated credit facility and the bridge loan, with a weighted average interest rate of 7.2%, $500.0 million under our senior notes, $2.0 million of standby letters of credit outstanding, and we had available unused borrowing capacity of approximately $416.9 million. The credit facility limits our aggregate outstanding letters of credit to $50.0 million. Additional details regarding our credit facilities and senior notes are set forth in Note 12 "Debt" of our audited consolidated financial statements.

Repurchase of Equity Securities. During 2007, 2006, and 2005, we repurchased approximately 1.8 million, 2.9 million and 3.9 million shares of our common stock for an aggregate amount of $108.5 million, $146.0 million and $148.8 million, respectively. We have Board authorization to purchase an additional $496.7 million of our common stock through 2008.

Per the terms of the Merger Agreement, we agreed that from May 17, 2007 until the effective time of the Merger or the expiration or termination of the Merger Agreement, with certain exceptions, we would not purchase any of our capital stock. Accordingly we have suspended any repurchases under our stock repurchase programs or otherwise. Debt covenants in the consolidated credit facility restrict the amount of funds that we have available for repurchases of our common stock in any calendar year. The limitation for each calendar year was $200.0 million beginning with 2006, increasing to a maximum of $250.0 million in 2007 and $300.0 million in 2008, conditioned on certain increases in our Consolidated Operating EBITDA as defined in the consolidated credit facility.

Contractual Obligations. The following table highlights, as of December 31, 2007, our contractual obligations and commitments to make future payments by type and period:

	2008	2009 & 2010	2011 & 2012	2013 & Thereafter	Total
			(In thousands)		
Certificates of deposit[1]	$375,304	$ —	$ —	$ —	$ 375,304
Bridge loan[1]	305,408	—	—	—	305,408
Credit facility[1]	8,773	17,545	131,912	—	158,230
Senior notes[1]	30,350	286,289	265,350	—	581,989
Operating leases	55,013	82,732	53,507	89,224	280,476
Capital leases	18,030	24,836	466	—	43,332
Software licenses	6,777	10,746	—	—	17,523
FIN No. 48 obligations[2]	—	1,959	572	—	2,531
Purchase obligations[3]	78,362	30,740	22,193	—	131,295
	$878,017	$454,847	$474,000	$89,224	$1,896,088

(1) The certificates of deposit and credit facilities represent our estimated debt service obligations, including both principle and interest. Interest was based on the interest rates in effect as of December 31, 2007, applied to the contractual repayment period.

(2) Does not reflect unrecognized tax benefits of approximately $80 million, of which the timing remains uncertain.

(3) Purchase obligations are defined as an agreement to purchase goods or services that is enforceable and legally binding and specifying all significant terms, including the following: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and approximate timing of the transaction. The purchase obligation amounts disclosed above represent estimates of the minimum for which we are obligated and the time period in which cash outflows will occur. Purchase orders and authorizations to purchase that involve no firm commitment from either party are excluded from the above table. Purchase obligations include purchase commitments under our AIR MILES Reward Program, minimum payments under support and maintenance contracts and agreements to purchase other goods and services.

We believe that we will have access to sufficient resources to meet these commitments.

Inflation and Seasonality

Although we cannot precisely determine the impact of inflation on our operations, we do not believe that we have been significantly affected by inflation. For the most part, we have relied on operating efficiencies from scale and technology, as well as decreases in technology and communication costs, to offset increased costs of employee compensation and other operating expenses. Our revenues and earnings are favorably affected by increased consumer spending patterns leading up to and including the holiday shopping period in the fourth quarter and, to a lesser extent, during the first quarter as credit card balances are paid down.

Regulatory Matters

World Financial Network National Bank is subject to various regulatory capital requirements administered by the OCC. World Financial Capital Bank is subject to regulatory capital requirements administered by both the FDIC and the State of Utah. Failure to meet minimum capital requirements can trigger certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a material adverse effect on our financial statements. Under the FDIC's order approving World Financial Capital Bank's application for deposit insurance, World Financial Capital Bank must meet specific capital ratios and paid-in capital minimums and must maintain adequate allowances for loan losses. If World Financial Capital Bank fails to meet the terms of the FDIC's order, the FDIC may withdraw insurance coverage from World Financial Capital Bank, and the State of Utah may withdraw its approval of World Financial Capital Bank. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, World Financial Network National Bank must meet specific capital guidelines that involve quantitative measures of its assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. World Financial Network National Bank is limited in the amounts that it can pay as dividends to us.

Quantitative measures established by regulations to ensure capital adequacy require World Financial Network National Bank to maintain minimum amounts and ratios of total and Tier 1 capital to risk weighted assets and of Tier 1 capital to average assets. Under the regulations, a "well capitalized" institution must have a Tier 1 capital ratio of at least 6%, a total capital ratio of at least 10% and a leverage ratio of at least 5% and not be subject to a capital directive order. An "adequately capitalized" institution must have a Tier 1 capital ratio of at least 4%, a total capital ratio of at least 8% and a leverage ratio of at least 4%, but 3% is allowed in some cases. Under these guidelines, World Financial Network National Bank is considered well capitalized. As of December 31, 2007, World Financial Network National Bank's Tier 1 capital ratio was 35.0%, total capital ratio was 36.7% and leverage ratio was 51.6%, and World Financial Network National Bank was not subject to a capital directive order. On April 22, 2005, World Financial Capital Bank received non-disapproval notification for a modification of the original three-year business plan. The letter of non-disapproval was issued jointly by the State of Utah and the FDIC. World Financial Capital Bank, under the terms of the letter, must maintain total risk-based capital equal to or exceeding 10% of total risk-based assets and must maintain Tier 1 capital to total assets ratio of not less than 16%. Both capital ratios were maintained at or above the indicated levels until the end of the bank's de novo period on November 30, 2006.

As part of an acquisition in 2003 by World Financial Network National Bank, which required approval by the OCC, the OCC required World Financial Network National Bank to enter into an operating agreement with the OCC and a capital adequacy and liquidity maintenance agreement with us. The operating agreement requires World Financial Network National Bank to continue to operate in a manner consistent with its current practices, regulatory guidelines and applicable law, including those related to affiliate transactions, maintenance of capital and corporate governance. This operating agreement has not required any changes in World Financial Network National Bank's operations. The capital adequacy and liquidity maintenance agreement memorializes our current obligations to World Financial Network National Bank.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 establishes a new definition of fair value as well as a fair value hierarchy that prioritizes the information used to develop the assumptions, and requires new disclosures of assets and liabilities measured at fair value based on their level in the hierarchy. The standard is effective for fiscal years beginning after November 15, 2007. In December 2007, the FASB proposed a one-year deferral for non-financial assets and liabilities to comply with SFAS No. 157. We are currently in the process of evaluating the effect that the adoption of SFAS No. 157 will have on our consolidated financial position, results of operations and cash flows.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, "Establishing the Fair Value Option for Financial Assets and Liabilities" ("SFAS No. 159"), to permit all entities to choose to elect to measure eligible financial instruments at fair value. SFAS No. 159 applies to fiscal years beginning after November 15, 2007, with early adoption permitted for an entity that has also elected to apply the provisions of SFAS No. 157. An entity is prohibited from retrospectively applying SFAS No. 159, unless it chooses early adoption. We are currently in the process of evaluating the effect that the adoption of SFAS No. 159 will have on our consolidated financial position, results of operations and cash flows.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007) ("SFAS No. 141R"), "Business Combinations" and Statement of Financial Accounting Standards No. 160 "Noncontrolling Interests in Consolidated Financial Statements, an amendment of Accounting Research Bulletin

No. 51" ("SFAS No. 160"). SFAS No. 141R will change how business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. SFAS No. 160 will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity. Both statements are required to be adopted for the first annual reporting period beginning on or after December 15, 2008. Earlier adoption is prohibited. We are currently evaluating the impact that SFAS No. 141R and SFAS No. 160 will have on our consolidated financial statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market Risk

Market risk is the risk of loss from adverse changes in market prices and rates. Our primary market risks include off-balance sheet risk, interest rate risk, credit risk, foreign currency exchange rate risk and redemption reward risk.

Off-Balance Sheet Risk. We are subject to off-balance sheet risk in the normal course of business, including commitments to extend credit and through our securitization program. We sell substantially all of our credit card receivables to the WFN Trusts, qualifying special purpose entities. The trusts enter into interest rate swaps to reduce the interest rate sensitivity of the securitization transactions. The securitization program involves elements of credit, market, interest rate, legal and operational risks in excess of the amount recognized on the balance sheet through our retained interests in the securitization and the interest-only strips.

Interest Rate Risk. Interest rate risk affects us directly in our lending and borrowing activities. Our total interest incurred was approximately $248.1 million for 2007, which includes both on-and off-balance sheet transactions. Of this total, $80.2 million of the interest expense for 2007 was attributable to on-balance sheet indebtedness and the remainder to our securitized credit card receivables, which are financed off-balance sheet. To manage our risk from market interest rates, we actively monitor the interest rates and the interest sensitive components both on- and off-balance sheet to minimize the impact that changes in interest rates have on the fair value of assets, net income and cash flow. To achieve this objective, we manage our exposure to fluctuations in market interest rates by matching asset and liability repricings and through the use of fixed-rate debt instruments to the extent that reasonably favorable rates are obtainable with such arrangements. In addition, we enter into derivative financial instruments such as interest rate swaps and treasury locks to mitigate our interest rate risk on a related financial instrument or to lock the interest rate on a portion of our variable debt. We do not enter into derivative or interest rate transactions for trading or other speculative purposes. At December 31, 2007, we had $4.8 billion of debt, including $3.5 billion of off-balance sheet debt from our securitization program.

	As of December 31, 2007		
	Fixed rate	Variable rate	Total
		(In millions)	
Off-balance sheet	$2,050.0	$1,438.4	$3,488.4
On-balance sheet	909.5	421.0	1,330.5
Total	$2,959.5	$1,859.4	$4,818.9

- At December 31, 2007, our fixed rate off-balance sheet debt was locked at a current effective interest rate of 4.3% through interest rate swap agreements.
- At December 31, 2007, our fixed rate on-balance sheet debt was subject to fixed rates with a weighted average interest rate of 5.5%.

The approach we use to quantify interest rate risk is a sensitivity analysis which we believe best reflects the risk inherent in our business. This approach calculates the impact on pretax income from an instantaneous and sustained increase in interest rates of 1.0%. In 2007, a 1.0% increase in interest rates would have resulted in a decrease to fiscal year pretax income of approximately $10.0 million. Conversely, a corresponding decrease in interest rates would have resulted in a comparable increase to pretax income. Our use of this methodology to quantify the market risk of financial instruments should not be construed as an endorsement of its accuracy or the appropriateness of the related assumptions.

Credit Risk. We are exposed to credit risk relating to the credit card loans we make to our clients' customers. Our credit risk relates to the risk that consumers using the private label credit cards that we issue will not repay their revolving credit card loan balances. We have developed credit risk models designed to identify qualified consumers who fit our risk parameters. To minimize our risk of loan write-offs, we control approval rates of new accounts and related credit limits and follow strict collection practices. We monitor the buying limits, as well as set pricing regarding fees and interest rates charged.

Foreign Currency Exchange Rate Risk. We are exposed to fluctuations in the exchange rate between the U.S. and the Canadian dollar through our significant Canadian operations. We do not hedge any of our net investment exposure in our Canadian subsidiary. A 1% increase in the Canadian exchange rate would have resulted in an increase in pretax income of $1.2 million. Conversely, a corresponding decrease in the exchange rate would result in a comparable decrease to pretax income.

Redemption Reward Risk. Through our AIR MILES Reward Program, we are exposed to potentially increasing reward costs associated primarily with travel rewards. To minimize the risk of rising travel reward costs, we:

- have multi-year supply agreements with several Canadian, U.S. and international airlines;
- are seeking new supply agreements with additional airlines;
- periodically alter the total mix of rewards available to collectors with the introduction of new merchandise rewards, which are typically lower cost per AIR MILES reward mile than air travel;
- allow collectors to obtain certain travel rewards using a combination of reward miles and cash or cash alone in addition to using AIR MILES reward miles alone; and
- periodically adjust the number of AIR MILES reward miles required to be redeemed to obtain a reward.

A 1% increase in the cost of redemptions would have resulted in a decrease in pretax income of $3.0 million. Conversely, a corresponding decrease in the cost of redemptions would result in a comparable increase to pretax income.

Item 8. Financial Statements and Supplementary Data

Our consolidated financial statements begin on page F-1 of this Form 10-K.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

As of December 31, 2007, we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15 of the Securities Exchange Act of 1934. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2007, our disclosure controls and procedures are effective. Disclosure controls and procedures are controls and procedures designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and include controls and procedures designed to ensure that information we are required to disclose in such reports is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate.

Our evaluation of and conclusion on the effectiveness of internal control over financial reporting as of December 31, 2007 did not include the internal controls of Abacus, because of the timing of the acquisition, which was completed in February 2007. As of December 31, 2007, this entity constituted approximately $404.7 million of total assets, $112.2 million of revenues and $9.7 million of net income for the year then ended.

Under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of internal control over financial reporting. In conducting this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework.* Based on our evaluation and those criteria, our internal control over financial reporting was effective as of December 31, 2007.

During 2007, we completed the process of converting Abacus's legacy general ledger platform to the platform utilized by the majority of our business units. There have been no other changes in our internal control over financial reporting during the fourth quarter ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

The effectiveness of internal control over financial reporting as of December 31, 2007, has been audited by Deloitte & Touche, LLP, the independent registered public accounting firm who also audited our consolidated financial statements. Deloitte & Touche's attestation report on the effectiveness of our internal control over financial reporting appears on page F-3.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Incorporated by reference to the Proxy Statement for the 2008 Annual Meeting of our stockholders, which will be filed with the Securities and Exchange Commission not later than 120 days after December 31, 2007.

Item 11. Executive Compensation

Incorporated by reference to the Proxy Statement for the 2008 Annual Meeting of our stockholders, which will be filed with the Securities and Exchange Commission not later than 120 days after December 31, 2007.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Incorporated by reference to the Proxy Statement for the 2008 Annual Meeting of our stockholders, which will be filed with the Securities and Exchange Commission not later than 120 days after December 31, 2007.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Incorporated by reference to the Proxy Statement for the 2008 Annual Meeting of our stockholders, which will be filed with the Securities and Exchange Commission not later than 120 days after December 31, 2007.

Item 14. Principal Accounting Fees and Services

Incorporated by reference to the Proxy Statement for the 2008 Annual Meeting of our stockholders, which will be filed with the Securities and Exchange Commission not later than 120 days after December 31, 2007.

PART IV

Item 15. Exhibits, Financial Statement Schedules.

(a) The following documents are filed as part of this report:

(1) Financial Statements

(2) Financial Statement Schedule

(3) The following exhibits are filed as part of this Annual Report on Form 10-K or, where indicated, were previously filed and are hereby incorporated by reference.

Exhibit No.	Description
2.1	Purchase Agreement, dated as of December 22, 2006, by and among DoubleClick Inc., Alliance Data Systems Corporation and Alliance Data FHC, Inc. (incorporated by reference to Exhibit No. 2.1 to our Current Report on Form 8-K filed with the SEC on December 28, 2006, File No. 0001-15749).
2.2	Agreement and Plan of Merger by and among Aladdin Holdco, Inc., Aladdin Merger Sub, Inc. and Alliance Data Systems Corporation dated as of May 17, 2007 (incorporated by reference to Exhibit No. 2.1 to our Current Report on Form 8-K filed with the SEC on May 17, 2007, File No. 001-15749).
3.1	Second Amended and Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit No. 3.1 to our Registration Statement on Form S-1 filed with the SEC on March 3, 2000, File No. 333-94623).
3.2	Second Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit No. 3.2 to our Registration Statement on Form S-1 filed with the SEC on March 3, 2000, File No. 333-94623).
3.3	First Amendment to the Second Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit No. 3.3 to our Registration Statement on Form S-1 filed with the SEC on May 4, 2001, File No. 333-94623).
3.4	Second Amendment to the Second Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit No. 3.4 to our Annual Report on Form 10-K, filed with the SEC on April 1, 2002, File No. 001-15749).
4	Specimen Certificate for shares of Common Stock of the Registrant (incorporated by reference to Exhibit No. 4 to our Quarterly Report on Form 10-Q filed with the SEC on August 8, 2003, File No. 001-15749).
10.1	Build-to-Suit Net Lease between Opus South Corporation and ADS Alliance Data Systems, Inc., dated January 29, 1998, as amended (incorporated by reference to Exhibit No. 10.10 to our Annual Report on Form 10-K, filed with the SEC on April 1, 2002, File No. 001-15749).
*10.2	Fourth Amendment to Build-to-Suit Net Lease between Opus South Corporation and ADS Alliance Data Systems, Inc., dated September 3, 2004.
10.3	Commercial Lease Agreement by and between Waterview Parkway L.P. and ADS Alliance Data Systems, Inc., dated July 16, 1997 (incorporated by reference to Exhibit No. 10.22 to our Registration Statement on Form S-1 filed with the SEC on January 13, 2000, File No. 333-94623).
*10.4	First Amendment to Commercial Lease Agreement by and between Waterview Parkway L.P. and ADS Alliance Data Systems, Inc., dated May 20, 2006.

Exhibit No.	Description
10.5	Office Lease between Office City, Inc. and World Financial Network National Bank, dated December 24, 1986, and amended January 19, 1987, May 11, 1988, August 4, 1989 and August 18, 1999 (incorporated by reference to Exhibit No. 10.17 to our Registration Statement on Form S-1 filed with the SEC on January 13, 2000, File No. 333-94623).
*10.6	Fifth Amendment to Office Lease between Office City, Inc. and World Financial Network National Bank, dated March 29, 2004.
10.7	Lease Agreement by and between Continental Acquisitions, Inc. and World Financial Network National Bank, dated July 2, 1990, and amended September 11, 1990, November 16, 1990 and February 18, 1991 (incorporated by reference to Exhibit No. 10.18 to our Registration Statement on Form S-1 filed with the SEC on January 13, 2000, File No. 333-94623).
10.8	Fourth Amendment to Lease Agreement by and between Continental Acquisitions, Inc. and World Financial Network National Bank, dated June 1, 2000 (incorporated by reference to Exhibit No. 10.1 to our Quarterly Report on Form 10-Q filed with the SEC on May 14, 2003, File No. 001-15749).
10.9	Fifth Amendment to Lease Agreement by and between Continental Acquisitions, Inc. and World Financial Network National Bank, dated June 30, 2001 (incorporated by reference to Exhibit No. 10.10 to our Annual Report on Form 10-K filed with the SEC on March 3, 2006, File No. 001-15749).
*10.10	Sixth Amendment to Lease Agreement by and between Continental Acquisitions, Inc. and World Financial Network National Bank, dated January 27, 2006.
10.11	Lease Agreement by and between Petula Associates, Ltd. and Compass International Services, dated August 28, 1998, as amended (incorporated by reference to Exhibit No. 10.1 to our Quarterly Report on Form 10-Q filed with the SEC on August 8, 2003, File No. 001-15749).
10.12	Lease Agreement by and between 601 Edgewater LLC and Epsilon Data Management, Inc., dated July 30, 2002 (incorporated by reference to Exhibit No. 10.17 to our Annual Report on Form 10-K filed with the SEC on March 4, 2005, File No. 001-15749).
*10.13	First Amendment to Lease Agreement by and between 601 Edgewater LLC and Epsilon Data Management, Inc., dated August 29, 2007.
10.14	Lease Agreement by and between Sterling Direct, Inc. and Sterling Properties, L.L.C., dated September 22, 1997, as subsequently assigned (incorporated by reference to Exhibit No. 10.18 to our Annual Report on Form 10-K filed with the SEC on March 4, 2005, File No. 001-15749).
10.15	Sublease by and between SonicNet, Inc. and Bigfoot Interactive, Inc., dated as of March 2003 (incorporated by reference to Exhibit No. 10.15 to our Annual Report on Form 10-K filed with the SEC on March 3, 2006, File No. 001-15749).
10.16	Lease Agreement by and between KDC-Regent I Investments, LP and Epsilon Data Management, Inc., dated May 31, 2005 (incorporated by reference to Exhibit No. 10.17 to our Annual Report on Form 10-K filed with the SEC on March 3, 2006, File No. 001-15749).
*10.17	Second Amendment to Lease Agreement by and between KDC-Regent I Investments, LP and Epsilon Data Management, Inc., dated May 11, 2007.
10.18	Lease between 592423 Ontario Inc. and Loyalty Management Group Canada, Inc., dated November 14, 2005 (incorporated by reference to Exhibit No. 10.18 to our Annual Report on Form 10-K filed with the SEC on February 26, 2007, File No. 001-15749).
10.19	Lease Agreement by and between ADS Place Phase I, LLC and ADS Alliance Data Systems, Inc. dated August 25, 2006 (incorporated by reference to Exhibit No. 10.20 to our Annual Report on Form 10-K filed with the SEC on February 26, 2007, File No. 001-15749).

Exhibit No.	Description
*10.20	Agreement of Lease by and between 11 West 19th Associates LLC and Epsilon Data Management LLC, dated March 15, 2007.
*10.21	Office Lease by and between Location3 Limited and 3407276 Canada, Inc., dated as of July 20, 1999.
*10.22	Lease Agreement by and between DoubleClick Inc. and Epsilon Data Management LLC, dated as of February 1, 2007, as amended June 2007.
10.23	Capital Assurance and Liquidity Maintenance Agreement, dated August 28, 2003, by and between Alliance Data Systems Corporation and World Financial Network National Bank (incorporated by reference to Exhibit No. 10.3 to our Registration Statement on Form S-3 filed with the SEC on October 15, 2003, File No. 333-109713).
+10.24	Alliance Data Systems Corporation Executive Deferred Compensation Plan (incorporated by reference to Exhibit No. 10.23 to our Annual Report on Form 10-K filed with the SEC on March 4, 2005, File No. 001-15749).
+10.25	Alliance Data Systems Corporation Executive Annual Incentive Plan (incorporated by reference to Exhibit B to our Definitive Proxy Statement filed with the SEC on April 29, 2005, File No. 001-15749).
+10.26	Alliance Data Systems Corporation 2005 Incentive Compensation Plan (incorporated by reference to Exhibit No. 10.1 to our Quarterly Report on Form 10-Q, filed with the SEC on May 6, 2005, File No. 001-15749).
+10.27	Alliance Data Systems Corporation 2006 Incentive Compensation Plan (incorporated by reference to Exhibit No. 10.28 to our Annual Report on Form 10-K filed with the SEC on March 3, 2006, File No. 001-15749).
+10.28	Alliance Data Systems Corporation 2007 Incentive Compensation Plan (incorporated by reference to Exhibit No. 10.26 to our Annual Report on Form 10-K filed with the SEC on February 26, 2007, File No. 001-15749).
+10.29	Amended and Restated Alliance Data Systems Corporation and its Subsidiaries Stock Option and Restricted Stock Plan (incorporated by reference to Exhibit No. 10.34 to our Registration Statement on Form S-1 filed with the SEC on May 4, 2001, File No. 333-94623).
+10.30	Form of Alliance Data Systems Corporation Incentive Stock Option Agreement under the Amended and Restated Alliance Data Systems Corporation and its Subsidiaries Stock Option and Restricted Stock Plan (incorporated by reference to Exhibit No. 10.35 to our Registration Statement on Form S-1 filed with the SEC on January 13, 2000, File No. 333-94623)
+10.31	Form of Alliance Data Systems Corporation Non-Qualified Stock Option Agreement under the Amended and Restated Alliance Data Systems Corporation and its Subsidiaries Stock Option and Restricted Stock Plan (incorporated by reference to Exhibit No. 10.36 to our Registration Statement on Form S-1 filed with the SEC on January 13, 2000, File No. 333-94623).
+10.32	Alliance Data Systems Corporation Amended and Restated Employee Stock Purchase Plan (incorporated by reference to Exhibit C to our Definitive Proxy Statement filed with the SEC on April 29, 2005, File No. 001-15749).
+10.33	Alliance Data Systems Corporation 2003 Long-Term Incentive Plan (incorporated by reference to Exhibit No. 4.6 to our Registration Statement on Form S-8 filed with the SEC on June 18, 2003, File No. 333-106246).
+10.34	Alliance Data Systems Corporation 2005 Long-Term Incentive Plan (incorporated by reference to Exhibit A to our Definitive Proxy Statement filed with the SEC on April 29, 2005, File No. 001-15749).

Exhibit No.	Description
+10.35	Form of Nonqualified Stock Option Agreement for awards under the Alliance Data Systems Corporation 2005 Long Term Incentive Plan (incorporated by reference to Exhibit No. 10.4 to our Current Report on Form 8-K filed with the SEC on August 4, 2005, File No. 001-15749).
+10.36	Form of Restricted Stock Award Agreement for awards under the Alliance Data Systems Corporation 2005 Long Term Incentive Plan (incorporated by reference to Exhibit No. 10.5 to our Current Report on Form 8-K filed with the SEC on August 4, 2005, File No. 001-15749).
+10.37	Form of Restricted Stock Unit Award Agreement under the Alliance Data Systems Corporation 2005 Long Term Incentive Plan, as amended (incorporated by reference to Exhibit No. 99.1 to our Current Report on Form 8-K filed with the SEC on April 4, 2006, File No. 001-15749).
+10.38	Form of Restricted Stock Unit Award Agreement under the Alliance Data Systems Corporation 2005 Long Term Incentive Plan (2007 grant) (incorporated by reference to Exhibit No. 10.99 to our Annual Report on Form 10-K filed with the SEC on February 26, 2007, File No. 001-15749).
+10.39	Form of Agreement for 2007 Special Award under the Alliance Data Systems Corporation 2005 Long Term Incentive Plan (incorporated by reference to Exhibit No. 10.100 to our Annual Report on Form 10-K filed with the SEC on February 26, 2007, File No. 001-15749).
+10.40	Form of Canadian Nonqualified Stock Option Agreement for awards under the Alliance Data Systems Corporation 2005 Long Term Incentive Plan (incorporated by reference to Exhibit No. 10.101 to our Annual Report on Form 10-K filed with the SEC on February 26, 2007, File No. 001-15749).
+10.41	Form of Canadian Restricted Stock Award Agreement for awards under the Alliance Data Systems Corporation 2005 Long Term Incentive Plan (incorporated by reference to Exhibit No. 10.102 to our Annual Report on Form 10-K filed with the SEC on February 26, 2007, File No. 001-15749).
+10.42	Form of Canadian Restricted Stock Unit Award Agreement under the Alliance Data Systems Corporation 2005 Long Term Incentive Plan (2007 grant) (incorporated by reference to Exhibit No. 10.103 to our Annual Report on Form 10-K filed with the SEC on February 26, 2007, File No. 001-15749).
+10.43	Form of Canadian Agreement for 2007 Special Award under the Alliance Data Systems Corporation 2005 Long Term Incentive Plan (incorporated by reference to Exhibit No. 10.104 to our Annual Report on Form 10-K filed with the SEC on February 26, 2007, File No. 001-15749).
+10.44	Form of Non-Employee Director Nonqualified Stock Option Agreement (incorporated by reference to Exhibit No. 10.1 to our Current Report on Form 8-K filed with the SEC on June 13, 2005, File No. 001-15749).
+10.45	Form of Non-Employee Director Share Award Letter (incorporated by reference to Exhibit No. 10.2 to our Current Report on Form 8-K filed with the SEC on June 13, 2005, File No. 001-15749).
+10.46	Alliance Data Systems Corporation Non-Employee Director Deferred Compensation Plan (incorporated by reference to Exhibit No. 10.1 to our Current Report on Form 8-K, filed with the SEC on June 9, 2006, File No. 001-15749).
+10.47	Form of Alliance Data Systems Associate Confidentiality Agreement (incorporated by reference to Exhibit No. 10.24 to our Annual Report on Form 10-K filed with the SEC on March 12, 2003, File No. 001-15749).
+10.48	Form of Alliance Data Systems Corporation Indemnification Agreement for Officers and Directors (incorporated by reference to Exhibit No. 10.1 to our Current Report on Form 8-K filed with the SEC on February 1, 2005, File No. 001-15749).

Exhibit No.	Description
+10.49	Alliance Data Systems 401(k) Retirement and Savings Plan (incorporated by reference to Exhibit No. 99.1 to our Registration Statement on Form S-8 filed with the SEC on July 20, 2001, File No. 333-65556).
+10.50	Amendment, dated February 4, 2003, to Alliance Data Systems 401(k) Retirement and Savings Plan (incorporated by reference to Exhibit No. 10.7 to our Quarterly Report on Form 10-Q filed with the SEC on May 14, 2003, File No. 001-15749).
+10.51	Amendment No. 2, dated April 7, 2003, to Alliance Data Systems 401(k) Retirement and Savings Plan (incorporated by reference to Exhibit No. 10.8 to our Quarterly Report on Form 10-Q filed with the SEC on May 14, 2003, File No. 001-15749).
+10.52	Amendment No. 3, dated May 8, 2003, to Alliance Data Systems 401(k) Retirement and Savings Plan (incorporated by reference to Exhibit No. 10.9 to our Quarterly Report on Form 10-Q filed with the SEC on May 14, 2003, File No. 001-15749).
+10.53	Amendment No. 4, dated June 9, 2003, to Alliance Data Systems 401(k) Retirement and Savings Plan (incorporated by reference to Exhibit No. 10.32 to our Annual Report on Form 10-K filed with the SEC on March 5, 2004, File No. 001-15749).
+10.54	Amendment No. 5, dated September 29, 2003, to Alliance Data Systems 401(k) Retirement and Savings Plan (incorporated by reference to Exhibit No. 10.33 to our Annual Report on Form 10-K filed with the SEC on March 5, 2004, File No. 001-15749).
+10.55	Amendment No. 6, dated December 12, 2003, to Alliance Data Systems 401(k) Retirement and Savings Plan (incorporated by reference to Exhibit No. 10.34 to our Annual Report on Form 10-K filed with the SEC on March 5, 2004, File No. 001-15749).
+10.56	Amendment No. 7, dated December 12, 2003, to Alliance Data Systems 401(k) Retirement and Savings Plan (incorporated by reference to Exhibit No. 10.35 to our Annual Report on Form 10-K filed with the SEC on March 5, 2004, File No. 001-15749).
+10.57	Amendment No. 8, dated December 12, 2003, to Alliance Data Systems 401(k) Retirement and Savings Plan (incorporated by reference to Exhibit No. 10.36 to our Annual Report on Form 10-K filed with the SEC on March 5, 2004, File No. 001-15749).
+10.58	Letter employment agreement with J. Michael Parks, dated February 19, 1997 (incorporated by reference to Exhibit 10.39 to our Registration Statement on Form S-1 filed with the SEC on January 13, 2000, File No. 333-94623).
+10.59	Letter employment agreement with Ivan Szeftel, dated May 4, 1998 (incorporated by reference to Exhibit 10.40 to our Registration Statement on Form S-1 filed with the SEC on January 13, 2000, File No. 333-94623).
10.60	Amended and Restated License to Use the Air Miles Trade Marks in Canada, dated as of July 24, 1998, by and between Air Miles International Holdings N.V. and Loyalty Management Group Canada Inc. (incorporated by reference to Exhibit No. 10.43 to our Registration Statement on Form S-1 filed with the SEC on January 13, 2000, File No. 333-94623) (assigned by Air Miles International Holdings N.V. to Air Miles International Trading B.V. by a novation agreement dated as of July 18, 2001).
10.61	Amended and Restated License to Use and Exploit the Air Miles Scheme in Canada, dated July 24, 1998, by and between Air Miles International Trading B.V. and Loyalty Management Group Canada Inc. (incorporated by reference to Exhibit No. 10.44 to our Registration Statement on Form S-1 filed with the SEC on January 13, 2000, File No. 333-94623).

Exhibit No.	Description
10.62	Second Amended and Restated Pooling and Servicing Agreement, dated as of January 17, 1996 amended and restated as of September 17, 1999 and August 2001 by and among WFN Credit Company, LLC, World Financial Network National Bank, and BNY Midwest Trust Company (incorporated by reference to Exhibit No. 4.6 to the Registration Statement on Form S-3 of world financial network credit card master trust filed with the SEC on July 5, 2001, File No. 333-60418).
10.63	Second Amendment to the Second Amended and Restated Pooling and Servicing Agreement, dated as of May 19, 2004, among World Financial Network National Bank, WFN Credit Company, LLC and BNY Midwest Trust Company (incorporated by reference to Exhibit No. 4.1 to the Current Report on Form 8-K filed by WFN Credit Company, LLC, World Financial Network Credit Card Master Trust and World Financial Network Credit Card Master Note Trust on August 4, 2004, File Nos. 333-60418, 333-60418-01 and 333-113669).
10.64	Third Amendment to the Second Amended and Restated Pooling and Servicing Agreement, dated as of March 30, 2005, among World Financial Network National Bank, WFN Credit Company, LLC and BNY Midwest Trust Company (incorporated by reference to Exhibit No. 4.1 to the Current Report on Form 8-K filed by World Financial Network Credit Card Master Trust and World Financial Network Credit Card Master Note Trust on April 4, 2005, File Nos. 333-60418, 333-60418-01 and 333-113669).
10.65	Fourth Amendment to the Second Amended and Restated Pooling and Servicing Agreement, dated as of June 13, 2007, among World Financial Network National Bank, WFN Credit Company, LLC and BNY Midwest Trust Company (incorporated by reference to Exhibit No. 4.1 to the Current Report on Form 8-K filed by WFN Credit Company, LLC and World Financial Network Credit Card Master Note Trust on June 15, 2007, File Nos. 333-60418 and 333-113669).
10.66	Fifth Amendment to the Second Amended and Restated Pooling and Servicing Agreement, dated as of October 26, 2007, among World Financial Network National Bank, WFN Credit Company, LLC and BNY Midwest Trust Company (incorporated by reference to Exhibit No. 4.1 to the Current Report on Form 8-K filed by WFN Credit Company, LLC, World Financial Network Credit Card Master Trust and World Financial Network Credit Card Master Note Trust on October 31, 2007, File Nos. 333-60418, 333-60418-01 and 333-113669).
10.67	Omnibus Amendment, dated as of March 31, 2003, among WFN Credit Company, LLC, World Financial Network Credit Card Master Trust, World Financial Network National Bank and BNY Midwest Trust Company (incorporated by reference to Exhibit No. 4 to the Current Report on Form 8-K filed by WFN Credit Company, LLC and World Financial Network Credit Card Master Trust on April 22, 2003, File Nos. 333-60418 and 333-60418-01).
10.68	Transfer and Servicing Agreement, dated as of August 1, 2001, between WFN Credit Company, LLC, World Financial Network National Bank, and World Financial Network Credit Card Master Note Trust (incorporated by reference to Exhibit No. 4.3 to the Registration Statement on Form S-3 of World Financial Network Credit Card Master Trust filed with the SEC on July 5, 2001, File No. 333-60418).
10.69	First Amendment to the Transfer and Servicing Agreement, dated as of November 7, 2002, among WFN Credit Company, LLC, World Financial Network National Bank and World Financial Network Credit Card Master Note Trust (incorporated by reference to Exhibit No. 4.2 to the Current Report on Form 8-K filed by WFN Credit Company, LLC and World Financial Network Credit Card Master Trust on November 20, 2002, File Nos. 333-60418 and 333-60418-01).

Exhibit No.	Description
10.70	Third Amendment to the Transfer and Servicing Agreement, dated as of May 19, 2004, among WFN Credit Company, LLC, World Financial Network National Bank and World Financial Network Credit Card Master Note Trust (incorporated by reference to Exhibit No. 4.2 of the Current Report on Form 8-K filed by WFN Credit Company, LLC, World Financial Network Credit Card Master Trust and World Financial Network Credit Card Master Note Trust on August 4, 2004, File Nos. 333-60418, 333-60418-01 and 333-113669).
10.71	Fourth Amendment to the Transfer and Servicing Agreement, dated as of March 30, 2005, among WFN Credit Company, LLC, World Financial Network National Bank and World Financial Network Credit Card Master Note Trust (incorporated by reference to Exhibit No. 4.2 to the Current Report on Form 8-K filed by World Financial Network Credit Card Master Trust and World Financial Network Credit Card Master Note Trust on April 4, 2005, File Nos. 333-60418, 333-60418-01 and 333-113669).
10.72	Fifth Amendment to the Transfer and Servicing Agreement, dated as of June 13, 2007, among WFN Credit Company, LLC, World Financial Network National Bank and World Financial Network Credit Card Master Note Trust (incorporated by reference to Exhibit No. 4.2 to the Current Report on Form 8-K filed by WFN Credit Company, LLC and World Financial Network Credit Card Master Note Trust on June 15, 2007, File Nos. 333-60418 and 333-113669).
10.73	Sixth Amendment to the Transfer and Servicing Agreement, dated as of October 26, 2007, among WFN Credit Company, LLC, World Financial Network National Bank and World Financial Network Credit Card Master Note Trust (incorporated by reference to Exhibit No. 4.2 to the Current Report on Form 8-K filed by WFN Credit Company, LLC, World Financial Network Credit Card Master Trust and World Financial Network Credit Card Master Note Trust on October 31, 2007, File Nos. 333-60418, 333-60418-01 and 333-113669).
10.74	Receivables Purchase Agreement, dated as of August 1, 2001, between World Financial Network National Bank and WFN Credit Company, LLC (incorporated by reference to Exhibit No. 4.8 to the Registration Statement on Form S-3 of World Financial Network Credit Card Master Trust filed with the SEC on July 5, 2001, File No. 333-60418).
10.75	Master Indenture, dated as of August 1, 2001, between World Financial Network Credit Card Master Note Trust and BNY Midwest Trust Company, as supplemented by the Series 2001-A Indenture Supplement, the Series 2002-A Indenture Supplement, the Series 2002-VFN Supplement (incorporated by reference to Exhibit No. 4.1 to the Registration Statement on Form S-3 filed with the SEC by WFN Credit Company, LLC and World Financial Network Credit Card Master Trust on July 5, 2001, File Nos. 333-60418 and 333-60418-01).
10.76	Series 2003-A Indenture Supplement, dated as of June 19, 2003 (incorporated by reference to Exhibit No. 4.1 to the Current Report on Form 8-K filed by World Financial Network Credit Card Master Trust filed with the SEC on August 28, 2003, File No. 333-60418-01).
10.77	Series 2004-A Indenture Supplement, dated as of May 19, 2004 (incorporated by reference to Exhibit No. 4.1 to the Current Report on Form 8-K filed with the SEC by WFN Credit Company, LLC, World Financial Network Credit Card Master Trust and World Financial Network Credit Card Master Note Trust on May 27, 2004, File Nos. 333-60418, 333-60418-01 and 333- 113669).
10.78	Series 2004-C Indenture Supplement, dated as of September 22, 2004 (incorporated by reference to Exhibit No. 4.2 of the Current Report on Form 8-K filed with the SEC by WFN Credit Company, LLC, World Financial Network Credit Card Master Trust and World Financial Network Credit Card Master Note Trust on September 28, 2004, File Nos. 333-60418, 333-60418-01 and 333-113669).

Exhibit No.	Description
10.79	Supplemental Indenture No. 1, dated as of August 13, 2003, between World Financial Network Credit Card Master Note Trust and BNY Midwest Trust Company (incorporated by reference to Exhibit No. 4.2 of the Current Report on Form 8-K filed with the SEC by WFN Credit Company, LLC and World Financial Network Credit Card Master Trust on August 28, 2003, File Nos. 333-60418 and 333-60418-01).
10.80	Supplemental Indenture No. 2, dated as of June 13, 2007, between World Financial Network Credit Card Master Note Trust and BNY Midwest Trust Company (incorporated by reference to Exhibit No. 4.3 to the Current Report on Form 8-K filed by WFN Credit Company, LLC and World Financial Network Credit Card Master Note Trust on June 15, 2007, File Nos. 333-60418 and 333-113669).
10.81	Issuance Supplement to Series 2003-A Indenture Supplement, dated as of August 14, 2003, between World Financial Network Credit Card Master Note Trust and BNY Midwest Trust Company (incorporated by reference to Exhibit No. 4.3 of the Current Report on Form 8-K filed with the SEC by World Financial Network Credit Card Master Trust on August 28, 2003, File No. 333-60418-01).
10.82	Note Purchase Agreement, dated as of May 1, 2006, by and among Alliance Data Systems Corporation and the Purchasers party thereto (incorporated by reference to Exhibit No. 10.1 to our Current Report on Form 8-K, filed with the SEC on May 18, 2006, File No. 001-15749).
10.83	First Amendment to Note Purchase Agreement, dated as of October 22, 2007, by and among Alliance Data Systems Corporation and the Holders party thereto (incorporated by reference to Exhibit No. 10.1 to our Current Report on Form 8-K filed with the SEC on October 23, 2007, File No. 001-15749).
10.84	Subsidiary Guaranty, dated as of May 1, 2006, by ADS Alliance Data Systems, Inc. in favor of the holders from time to time of the Notes (incorporated by reference to Exhibit No. 10.2 to our Current Report on Form 8-K, filed with the SEC on May 18, 2006, File No. 001-15749).
10.85	Credit Agreement, dated as of September 29, 2006, by and among Alliance Data Systems Corporation and certain subsidiaries parties thereto, as Guarantors, Bank of Montreal, as Administrative Agent, Co-Lead Arranger and Sole Book Runner, and various other agents and banks (incorporated by reference to Exhibit No. 10.1 to our Current Report on Form 8-K filed with the SEC on October 2, 2006, File No. 001-15749).
10.86	First Amendment to Credit Agreement, dated as of March 30, 2007, by and among Alliance Data Systems Corporation and certain subsidiaries parties thereto as Guarantors, Bank of Montreal, as Administrative Agent and various other agents and banks (incorporated by reference to Exhibit No. 10.1 to our Current Report on Form 8-K filed with the SEC on March 30, 2007, File No. 001-15749).
10.87	Joinder to Subsidiary Guaranty, dated as of September 29, 2006, by each of Epsilon Marketing Services, LLC, Epsilon Data Marketing, LLC and Alliance Data Foreign Holdings, Inc. in favor of the holders from time to time of the Senior Notes issued under the Note Purchase Agreement (incorporated by reference to Exhibit No. 10.2 to our Current Report on Form 8-K filed with the SEC on October 2, 2006, File No. 001-15749).
10.88	Credit Agreement, dated as of January 24, 2007, by and among Alliance Data Systems Corporation, certain subsidiaries parties thereto as Guarantors, the Banks from time to time parties thereto, and Bank of Montreal, as Administrative Agent (incorporated by reference to Exhibit No. 10.1 to our Current Report on Form 8-K filed with the SEC on January 25, 2007, File No. 001-15749).

Exhibit No.	Description
10.89	First Amendment to Credit Agreement, dated July 6, 2007, by and among Alliance Data Systems Corporation, certain subsidiaries parties thereto as Guarantors, the Banks from time to time parties thereto, and Bank of Montreal, as Administrative Agent (incorporated by reference to Exhibit No. 10.1 to our Quarterly Report on Form 10-Q filed with the SEC on August 6, 2007, File No. 001-15749).
10.90	Second Amendment to Credit Agreement, dated as of December 21, 2007, by and among Alliance Data Systems Corporation and certain subsidiaries parties thereto as Guarantors, Bank of Montreal, as Administrative Agent and various other agents and banks (incorporated by reference to Exhibit No. 10.1 to our Current Report on Form 8-K filed with the SEC on December 28, 2007, File No. 001-15749).
+10.91	Form of Change in Control Agreement, dated as of September 25, 2003, by and between ADS Alliance Data Systems, Inc. and each of Edward J. Heffernan, John W. Scullion, Ivan M. Szeftel, Dwayne H. Tucker and Alan M. Utay (incorporated by reference to Exhibit No. 10.1 to our Registration Statement on Form S-3 filed with the SEC on October 15, 2003, File No. 333-109713).
+10.92	Change in Control Agreement, dated as of September 25, 2003, by and between ADS Alliance Data Systems, Inc. and J. Michael Parks (incorporated by reference to Exhibit No. 10.2 to our Registration Statement on Form S-3 filed with the SEC on October 15, 2003, File No. 333-109713).
10.93	Letter Agreement dated August 30, 2007 between Alliance Data Systems Corporation and Blackstone Management Partners V, L.L.C. (incorporated by reference to Exhibit No. 99.1 to our Current Report on Form 8-K filed with the SEC on August 31, 2007, File No. 001-15749).
*21	Subsidiaries of the Registrant.
*23.1	Consent of Deloitte & Touche LLP.
*31.1	Certification of Chief Executive Officer of Alliance Data Systems Corporation pursuant to Rule 13a-14(a) promulgated under the Securities Exchange Act of 1934, as amended.
*31.2	Certification of Chief Financial Officer of Alliance Data Systems Corporation pursuant to Rule 13a-14(a) promulgated under the Securities Exchange Act of 1934, as amended.
*32.1	Certification of Chief Executive Officer of Alliance Data Systems Corporation pursuant to Rule 13a-14(b) promulgated under the Securities Exchange Act of 1934, as amended, and Section 1350 of Chapter 63 of Title 18 of the United States Code.
*32.2	Certification of Chief Financial Officer of Alliance Data Systems Corporation pursuant to Rule 13a-14(b) promulgated under the Securities Exchange Act of 1934, as amended, and Section 1350 of Chapter 63 of Title 18 of the United States Code.

* Filed herewith.

\+ Management contract, compensatory plan or arrangement

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

ALLIANCE DATA SYSTEMS CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Alliance Data Systems Corporation

We have audited the accompanying consolidated balance sheets of Alliance Data Systems Corporation and subsidiaries (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Alliance Data Systems Corporation and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 3 to the consolidated financial statements, as of January 1, 2006, the Company changed its method of accounting for employee stock-based compensation. As discussed in Note 13 to the consolidated financial statements, as of January 1, 2007, the Company changed its method of accounting for uncertainty in income taxes.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2007, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2008 expressed an unqualified opinion on the Company's internal control over financial reporting. As described in our report dated February 28, 2008, management excluded from their assessment the internal control over financial reporting of Abacus which was acquired in February 2007; accordingly, our audit of the Company's internal control over financial reporting did not include the internal control over financial reporting at Abacus.

/s/ Deloitte & Touche LLP

Dallas, Texas
February 28, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Alliance Data Systems Corporation

We have audited the internal control over financial reporting of Alliance Data Systems Corporation and subsidiaries (the "Company") as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management's Report on Internal Control Over Financial Reporting, management excluded from its assessment of the internal control over financial reporting at Abacus, which was acquired in February 2007 and whose financial statements reflect total assets, revenues and net income constituting ten, five and six percent, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2007. Accordingly, our audit did not include the internal control over financial reporting at Abacus. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2007 of the Company and our report dated February 28, 2008 expressed an unqualified opinion and includes an explanatory paragraph regarding the Company's change in its method of accounting for employee stock-based compensation in 2006 and the Company's change in its method of accounting for uncertainty in income taxes in 2007, on those financial statements and financial statement schedule.

/s/ Deloitte & Touche LLP
Dallas, Texas
February 28, 2008

ALLIANCE DATA SYSTEMS CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,		
	2007	2006	2005
	(In thousands, except per share amounts)		
Revenues			
Transaction	$ 675,388	$ 660,305	$ 616,589
Redemption	420,966	352,801	275,840
Securitization income and finance charges, net	655,712	579,742	405,868
Database marketing fees and direct marketing services	452,136	319,704	194,775
Other revenue	86,987	86,190	59,365
Total revenue	2,291,189	1,998,742	1,552,437
Operating expenses			
Cost of operations (exclusive of depreciation and amortization disclosed separately below)	1,631,029	1,434,620	1,124,590
General and administrative	80,898	91,815	91,532
Depreciation and other amortization	84,338	65,443	58,565
Amortization of purchased intangibles	82,294	59,597	41,142
Impairment of long-lived assets	39,961	—	—
Loss on the sale of assets	16,045	—	—
Merger costs	12,349	—	—
Total operating expenses	1,946,914	1,651,475	1,315,829
Operating income	344,275	347,267	236,608
Interest income	(10,691)	(6,595)	(4,017)
Interest expense	80,214	47,593	18,499
Income before income taxes	274,752	306,269	222,126
Provision for income taxes	110,691	116,664	83,381
Net income	$ 164,061	$ 189,605	$ 138,745
Net income per share:			
Basic	$ 2.09	$ 2.38	$ 1.69
Diluted	$ 2.03	$ 2.32	$ 1.64
Weighted average shares:			
Basic	78,403	79,735	82,208
Diluted	80,811	81,686	84,637

See accompanying notes to consolidated financial statements.

ALLIANCE DATA SYSTEMS CORPORATION

CONSOLIDATED BALANCE SHEETS

	December 31, 2007	December 31, 2006
	(In thousands, except per share amounts)	
ASSETS		
Cash and cash equivalents	$ 265,839	$ 180,075
Due from card associations	21,456	108,671
Trade receivables, less allowance for doubtful accounts ($9,466 and $5,325 at December 31, 2007 and 2006, respectively)	306,992	271,563
Seller's interest and credit card receivables, less allowance for doubtful accounts ($38,726 and $45,919 at December 31, 2007 and 2006, respectively)	652,434	569,389
Deferred tax asset, net	95,950	88,722
Other current assets	110,370	91,555
Total current assets	1,453,041	1,309,975
Redemption settlement assets, restricted	317,053	260,957
Property and equipment, net	248,788	208,327
Deferred tax asset, net	33,102	—
Due from securitizations	379,268	325,457
Intangible assets, net	363,895	263,934
Goodwill	1,235,347	969,971
Other non-current assets	73,100	65,394
Total assets	$4,103,594	$3,404,015
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable	$ 134,790	$ 112,582
Accrued expenses	228,111	201,904
Merchant settlement obligations	216,560	188,336
Certificates of deposit	370,400	294,800
Credit facilities and other debt, current	315,730	7,902
Other current liabilities	60,133	72,196
Total current liabilities	1,325,724	877,720
Deferred tax liability, net	—	44,234
Deferred revenue (Note 11)	828,348	651,506
Certificates of deposit	—	4,200
Long-term and other debt	644,375	737,475
Other liabilities	108,181	17,347
Total liabilities	2,906,628	2,332,482
Commitments and contingencies (Note 18)		
Stockholders' equity:		
Common stock, $0.01 par value; authorized, 200,000 shares; issued, 87,786 shares and 86,872 shares at December 31, 2007 and 2006, respectively	878	869
Additional paid-in capital	898,631	834,680
Treasury stock, at cost, 9,024 shares and 7,218 shares at December 31, 2007 and 2006, respectively)	(409,486)	(300,950)
Retained earnings	682,903	527,686
Accumulated other comprehensive income	24,040	9,248
Total stockholders' equity	1,196,966	1,071,533
Total liabilities and stockholders' equity	$4,103,594	$3,404,015

See accompanying notes to consolidated financial statements.

ALLIANCE DATA SYSTEMS CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock Shares	Common Stock Amount	Unearned Compensation	Additional Paid-In Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
				(In thousands)				
January 1, 2005	82,765	828	(7,739)	679,776	(6,151)	199,336	4,470	870,520
Net income						138,745		138,745
Other comprehensive income, net of tax:								
Net unrealized gain on securities available-for-sale							414	414
Foreign currency translation adjustments							3,205	3,205
Other comprehensive income							3,619	
Amortization of unearned compensation			6,546					6,546
Purchase of treasury shares					(148,801)			(148,801)
Issuance of restricted stock	471	5	(13,311)	20,903				7,597
Other common stock issued, including income tax benefits	1,529	15		42,866				42,881
December 31, 2005	84,765	848	(14,504)	743,545	(154,952)	338,081	8,089	921,107
Net income						189,605		189,605
Other comprehensive income, net of tax:								
Net unrealized gain on securities available-for-sale							1,880	1,880
Foreign currency translation adjustments							(721)	(721)
Other comprehensive income							1,159	
Reversal of unearned compensation upon adoption of SFAS No. 123(R)			14,504	(14,504)				—
Stock compensation expense				43,053				43,053
Purchase of treasury shares					(145,998)			(145,998)
Other common stock issued, including income tax benefits	2,107	21		62,586				62,607
December 31, 2006	86,872	869	—	834,680	(300,950)	527,686	9,248	1,071,533
Net income						164,061		164,061
Cumulative effect on retained earnings upon the adoption of FIN No. 48						(8,844)		(8,844)
Other comprehensive income, net of tax:								
Net unrealized gain on securities available-for-sale							846	846
Foreign currency translation adjustments							13,946	13,946
Other comprehensive income							14,792	
Stock compensation expense				46,513				46,513
Purchase of treasury shares					(108,536)			(108,536)
Other common stock issued, including income tax benefits	914	9		17,438				17,447
December 31, 2007	87,786	$878	$ —	$898,631	$(409,486)	$682,903	$24,040	$1,196,966

See accompanying notes to consolidated financial statements.

ALLIANCE DATA SYSTEMS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2007	2006	2005
		(In thousands)	
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 164,061	$ 189,605	$ 138,745
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	166,632	125,040	99,707
Deferred income taxes	(27,729)	(27,772)	(13,475)
Provision for doubtful accounts	42,145	38,141	22,055
Non-cash stock compensation	56,243	43,053	14,143
Fair value gain on interest-only strip	(39,958)	(19,470)	(23,300)
Loss on sale of assets	16,045	—	—
Impairment of long-lived assets	39,961	—	—
Change in operating assets and liabilities, net of acquisitions:			
Change in trade accounts receivable	(24,042)	(50,947)	(37,592)
Change in merchant settlement activity	115,439	11,043	1,637
Change in other assets	(28,821)	(3,282)	(8,619)
Change in accounts payable and accrued expenses	66,646	57,084	42,757
Change in deferred revenue	49,886	43,353	43,288
Change in other liabilities	(9,566)	(8,728)	743
Data acquisition costs	(8,207)	—	—
Purchase of credit card receivables	(224,626)	(73,555)	(186,419)
Proceeds from sale of credit card receivable portfolios	218,846	154,445	—
Tax benefit of stock option exercises	—	—	13,648
Excess tax benefits from stock-based compensation	(8,163)	(17,521)	—
Other	6,729	8,291	1,763
Net cash provided by operating activities	571,521	468,780	109,081
CASH FLOWS FROM INVESTING ACTIVITIES:			
Change in redemption settlement assets	(9,477)	(396)	(10,983)
Payments for acquired businesses, net of cash acquired	(438,163)	(205,567)	(140,901)
Proceeds from the sale of assets	12,347	—	—
Investment in unconsolidated subsidiary	(8,000)	—	—
Change in due from securitizations	(11,115)	(32,698)	(1,005)
Net increase in seller's interest and credit card receivables	(117,691)	(203,764)	(106,785)
Capital expenditures	(116,652)	(100,352)	(65,900)
Other	(6,057)	(195)	(5,377)
Net cash used in investing activities	(694,808)	(542,972)	(330,951)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Borrowings under debt agreements	2,309,000	3,629,869	1,272,260
Repayment of borrowings	(2,113,000)	(3,345,869)	(1,155,735)
Certificates of deposit issuances	494,100	336,300	379,100
Repayments of certificates of deposit	(422,700)	(416,400)	(94,700)
Payment of capital lease obligations	(14,481)	(7,935)	(6,409)
Proceeds from sales-lease back transactions	25,949	—	—
Excess tax benefits from stock-based compensation	8,163	17,521	—
Proceeds from issuance of common stock	20,892	48,831	29,106
Purchase of treasury shares	(108,536)	(145,998)	(145,043)
Other	(2,312)	(4,049)	—
Net cash provided by financing activities	197,075	112,270	278,579
Effect of exchange rate changes on cash and cash equivalents	11,976	(1,216)	2,095
Change in cash and cash equivalents	85,764	36,862	58,804
Cash and cash equivalents at beginning of year	180,075	143,213	84,409
Cash and cash equivalents at end of year	$ 265,839	$ 180,075	$ 143,213
SUPPLEMENTAL CASH FLOW INFORMATION:			
Interest paid	$ 78,958	$ 40,628	$ 16,423
Income taxes paid, net of refunds	$ 107,516	$ 141,935	$ 58,237

See accompanying notes to consolidated financial statements.

1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Description of the Business—Alliance Data Systems Corporation ("ADSC" or, including its wholly owned subsidiaries, the "Company") is a leading provider of data-driven and transaction-based marketing and customer loyalty solutions. The Company offers a comprehensive portfolio of integrated outsourced marketing solutions, including customer loyalty programs, database marketing services, marketing strategy consulting, analytics and creative services, permission-based email marketing and private label retail credit card programs. The Company focuses on facilitating and managing interactions between our clients and their customers through a variety of consumer marketing channels, including in-store, catalog, mail, telephone and on-line. The Company captures data created during each customer interaction, analyzes the data and leverages the insight derived from that data to enable clients to identify and acquire new customers, as well as to enhance customer loyalty.

The Company operates in three reportable segments: Marketing Services, Credit Services and Transaction Services. Marketing Services provides loyalty programs, such as the AIR MILES® Reward Program, and integrated direct marketing solutions that combine database marketing technology and analytics with a broad range of direct marketing services, including email marketing campaigns. Credit Services provides private label retail card receivables financing. Credit Services generally securitizes the credit card receivables that it underwrites from its private label retail card programs. Transaction Services encompasses card processing, billing and payment processing and customer care for specialty and petroleum retailers (processing services), customer information system hosting, customer care and billing and payment processing for regulated and de-regulated utilities (utility services) and other processing-oriented businesses.

2. PROPOSED MERGER

On May 17, 2007, the Company entered into an Agreement and Plan of Merger by and among Aladdin Solutions, Inc. (f/k/a Aladdin Holdco, Inc., "Parent"), Aladdin Merger Sub, Inc. ("Merger Sub") and the Company (the "Merger Agreement"). Under the terms of the Merger Agreement, Merger Sub will be merged with and into the Company, and as a result the Company will continue as the surviving corporation and a wholly-owned subsidiary of Parent (the "Merger"). Parent and Merger Sub were formed and are controlled by affiliates of The Blackstone Group. Under the terms of the Merger Agreement, at the effective time of the Merger, each outstanding share of common stock of the Company, other than shares owned by the Company, Parent, any subsidiary of the Company or Parent, or by any stockholders who are entitled to and who properly exercise appraisal rights under Delaware law, will be cancelled and converted into the right to receive $81.75 in cash, without interest. In addition, the Merger Agreement provides that the vesting and/or lapse of restrictions on substantially all stock options, restricted stock awards and restricted stock units will be accelerated at the effective time of the Merger and holders of such securities will receive consideration in accordance with the terms of the Merger Agreement. The Company will also accelerate the recognition of stock compensation expense resulting from the vesting of substantially all outstanding unvested stock options, restricted stock and restricted stock units in connection with the Merger. Consummation of the Merger is subject to closing conditions, including conditions relating to regulatory approvals. No assurances can be given that the conditions precedent to consummating the Merger will be satisfied or that the Merger will be consummated.

The Company filed its definitive proxy statement and proxy supplement with the SEC on July 5, 2007 and July 30, 2007, respectively, soliciting stockholder approval of the Merger Agreement, which was approved at a special meeting of the Company's stockholders on August 8, 2007. The Company filed its Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, notification and report forms with the Federal Trade Commission and the Antitrust Division of the Department of Justice on June 1, 2007 and early termination of the applicable waiting period was granted on June 11, 2007. The Company filed a request for an advance ruling certificate ("ARC") regarding the Merger under the Competition Act (Canada) with the Canadian Commissioner of Competition on June 1, 2007 and received an ARC on June 7, 2007. The Company filed a notification under the German Act against Restraints of Competition, as amended with the German Federal Cartel Office on June 14, 2007. The waiting period under the German Competition Act expired on July 14, 2007. Parent filed the required notices with the Office of the Comptroller of the Currency on June 28, 2007.

Parent also filed the required notices with the Federal Deposit Insurance Corporation and the Utah Department of Financial Institutions, in each case on July 2, 2007.

The Merger Agreement may be terminated under certain circumstances, including if the Company has received a superior proposal and the Company's Board of Directors or the special committee of the Company's Board of Directors ("the Special Committee") has determined in good faith that the failure to terminate the Merger Agreement would reasonably be expected to be inconsistent with the fiduciary duties of the members of the Board of Directors or Special Committee and the Company otherwise complies with certain terms of the Merger Agreement. Upon the termination of the Merger Agreement, under specified circumstances, the Company will be required to reimburse Parent and Merger Sub for their transaction expenses up to $20.0 million and under specified circumstances, the Company will be required to pay Parent, or its designee, a termination fee of $170.0 million less any expenses previously reimbursed. Additionally, under specified circumstances, Parent will be required to pay the Company a termination fee of $170.0 million.

On October 15, 2007, Merger Sub commenced a tender offer (the "Tender Offer") in respect of the Company's $250.0 million aggregate principal amount 6.00% Senior Notes, Series A, due May 16, 2009 and the Company's $250.0 million aggregate principal amount 6.14% Senior Notes, Series B, due May 16, 2011 (collectively, the "Notes"). The Tender Offer was conducted concurrently with a related consent solicitation (the "Consent Solicitation") to amend the terms of the Notes and the related Note Purchase Agreement dated as of May 1, 2006 (the "Note Purchase Agreement") to, among other things, eliminate substantially all of the restrictive covenants and certain events of default and modify or eliminate certain other provisions. On the same date, the Company commenced a cash offer (the "Prepayment Offer") in respect of the Notes pursuant to the terms of the Note Purchase Agreement.

On October 22, 2007, the Company entered into an amendment (the "Amendment") in respect of the Notes with all of the Holders (as defined in the Note Purchase Agreement) providing for a mandatory prepayment of all of the Notes on the date that the Merger is consummated, provided that the Merger is consummated no later than January 1, 2008. The Notes shall be repaid at 100% of the principal amount plus accrued and unpaid interest to the date of prepayment and the Make-Whole Amount (as defined in the Note Purchase Agreement) as determined for the prepayment date in accordance with the terms of the Amendment. The obligation of the Company to prepay the Notes pursuant to the terms of the Amendment is subject to and conditioned upon the occurrence of the Merger on or prior to January 1, 2008 and therefore is void and of no further force and effect since the Merger did not close on or prior to that date. In connection with the Amendment, on October 23, 2007, Merger Sub withdrew the Tender Offer and Consent Solicitation and the Company withdrew the Prepayment Offer. The early retirement of debt will result in the recognition of unamortized debt issuance costs as well as any premium charges associated with early retirement.

Parent has obtained equity and debt financing commitments for the transactions contemplated by the Merger Agreement, the proceeds of which, together with the available cash of the Company, will be sufficient for Parent to pay the aggregate Merger consideration and all related fees and expenses of the transactions contemplated by the Merger Agreement. Consummation of the Merger is not subject to a financing condition, but is subject to customary closing conditions, including the approval of the Company's stockholders, which was received on August 8, 2007, and regulatory clearance. For more information regarding the Merger, see the Company's definitive proxy statement and proxy supplement filed with the SEC on July 5, 2007 and July 30, 2007, respectively.

On January 25, 2008, Parent informed us in a written notice that it does not anticipate the condition to closing the Merger relating to obtaining approvals from the Office of the Comptroller of the Currency will be satisfied.

On January 30, 2008, the Company filed a lawsuit against Parent and Merger Sub (together, the "Merger Entities"). The lawsuit, filed in the Delaware Court of Chancery, sought specific performance to compel the Merger Entities to comply with its obligations under the Merger Agreement, including its covenants to use reasonable best efforts to obtain required regulatory approvals and to consummate the Merger.

On February 8, 2008, the Company filed a motion to dismiss this lawsuit without prejudice in response to the Merger Entities' confirmation of its commitment to work to consummate the Merger. The Company is working with the Merger Entities to effect an acceptable solution to the unresolved regulatory issues. There can be no assurance, however, that an acceptable solution will be obtained or that the Merger will be completed.

For the year ended December 31, 2007, the Company has recorded merger costs of approximately $12.3 million consisting of investment banking, legal, accounting and other costs associated with the Merger.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation—The accompanying consolidated financial statements include the accounts of ADSC and its wholly owned subsidiaries. All intercompany transactions have been eliminated.

Cash and Cash Equivalents—The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Due from Card Associations and Merchant Settlement Obligations—Due from card associations and merchant settlement obligations result from the Company's merchant services and associated settlement activities. Due from card associations is generated from credit and debit card transactions, such as MasterCard, Visa, American Express, and Discover Card at merchant locations. The Company records corresponding settlement obligations for amounts payable to merchants. These accounts are settled with the respective card association or merchant on different days.

Seller's Interest and Credit Card Receivables—The majority of our credit card receivables are securitized immediately or shortly after origination. As part of its securitization agreements, the Company is required to retain an interest in the credit card receivables, which is referred to as seller's interest. Seller's interest is carried at fair value and credit card receivables are carried at lower of cost or market less an allowance for doubtful accounts. In its capacity as a servicer of the credit card receivables, the Company receives a servicing fee from the World Financial Network Credit Card Master Trust, World Financial Network Credit Card Master Note Trust and World Financial Network Credit Card Master Trust III (collectively the "WFN Trusts"). The Company believes that servicing fees received represent adequate compensation based on the amount currently demanded by the marketplace. Additionally, these fees are the same as would fairly compensate a substitute servicer should one be required and, thus, the Company records neither a servicing asset nor servicing liability.

Allowance for Doubtful Accounts—The Company specifically analyzes accounts receivable and historical bad debts, customer credit-worthiness, current economic trends, and changes in its customer payment terms and collection trends when evaluating the adequacy of its allowance for doubtful accounts. Any change in the assumptions used in analyzing a specific account receivable may result in an additional allowance for doubtful accounts being recognized in the period in which the change occurs.

Redemption Settlement Assets, Restricted—These securities relate to the redemption fund for the AIR MILES Reward Program and are subject to a security interest which is held in trust for the benefit of funding redemptions by collectors. These assets are restricted to funding rewards for the collectors by certain of our sponsor contracts. These securities are stated at fair value, with the unrealized gains and losses, net of tax, reported as a component of accumulated other comprehensive income. Debt securities that the Company does not have the positive intent and ability to hold to maturity are classified as securities available-for-sale.

Property and Equipment—Furniture, fixtures, computer equipment and software, and leasehold improvements are carried at cost, less accumulated depreciation and amortization. Depreciation and amortization, including capital leases, are computed on a straight-line basis, using estimated lives ranging from three to 15 years. Leasehold improvements are amortized over the remaining lives of the respective leases or the remaining useful lives of the improvements, whichever is shorter. Software development (costs to create new platforms for certain of the Company's information systems) and conversion costs (systems, programming and other related costs to allow conversion of new client accounts to the Company's processing systems) are capitalized in accordance with Statement of Position ("SOP") 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" and are amortized on a straight-line basis over the length of the associated contract or benefit period, which generally ranges from three to five years.

Goodwill and Other Intangible Assets—Goodwill and indefinite lived intangible assets are not amortized, but are reviewed at least annually for impairment or more frequently if circumstances indicate that an impairment may have occurred, using the market comparable and discounted cash flow methods. Separable intangible assets that have finite useful lives are amortized over those useful lives.

The Company also defers costs related to the acquisition or licensing of data for the Company's proprietary databases which are used in providing data products and services to customers. These costs are amortized over the useful life of the data, which is from one to five years.

Revenue Recognition—The Company's policy follows the guidance from SEC Staff Accounting Bulletin ("SAB") No. 104 "Revenue Recognition". SAB No. 104 provides guidance on the recognition, presentation, and disclosure of revenue in financial statements. The Company recognizes revenues when persuasive evidence of an arrangement exists, the services have been provided to the client, the sales price is fixed or determinable, and collectibility is reasonably assured.

Transaction—The Company earns transaction fees, which are principally based on the number of transactions processed or statements generated and are recognized as such services are performed. Included are reimbursements received for "out-of-pocket" expenses.

Database marketing fees and direct marketing services—For maintenance and service programs, revenue is recognized as services are provided. Revenue associated with a new database build is deferred until client acceptance. Upon acceptance, it is then recognized over the term of the related agreement as the services are provided. Revenues from the licensing of data are recognized upon delivery of the data to the customer in circumstances where no update or other obligations exist. Revenue from the licensing of data in which the Company is obligated to provide future updates is recognized on a straight-line basis over the license term.

AIR MILES Reward Program—The Company allocates the proceeds received from sponsors for the issuance of AIR MILES reward miles based on relative fair values between the redemption element of the award ultimately provided to the collector (the "Redemption element") and the service element (the "Service element"). The Service element consists of direct marketing and support services provided to sponsors.

The fair value of the Service element is based on the estimated fair value of providing the services on a third-party basis. The revenue related to the Service element of the AIR MILES reward miles is initially deferred and amortized over the period of time beginning with the issuance of the AIR MILES reward miles and ending upon their expected redemption (the estimated life of an AIR MILES reward mile, or 42 months). Revenue associated with the Service element is recorded as part of transaction revenue.

The fair value of the Redemption element of the AIR MILES reward miles issued is determined based on separate pricing offered by the Company as well as other objective evidence. The revenue related to the Redemption element is deferred until the collector redeems the AIR MILES reward miles or over the estimated life of an AIR MILES reward mile in the case of AIR MILES reward miles that the Company estimates will go unused by the collector base ("breakage"). The Company currently estimates breakage to be one-third of AIR MILES reward miles issued. There have been no changes to management's estimate of the life of an AIR MILES reward mile or breakage in the periods presented.

Securitization income—Securitization income represents gains and losses on securitization of credit card receivables and interest income on seller's interest and credit card receivables held on the balance sheet less a provision for doubtful accounts of $35.8 million, $33.8 million, and $20.9 million for the years ended December 31, 2007, 2006, and 2005, respectively. During 2006, the Company recognized $2.7 million in gains, related to the securitization of new credit card receivables accounted for as sales. No amounts were recognized during 2007 or 2005. The Company records gains or losses on the securitization of credit card receivables on the date of sale based on cash received, the estimated fair value of assets sold and retained, and liabilities incurred in the sale. The anticipated excess cash flow essentially represents an interest-only ("I/O") strip, consisting of the excess of finance charges and certain other fees over the sum of the return paid to certificate holders and credit losses over the estimated outstanding period of the receivables. The amount initially allocated to the I/O strip at the date of a securitization reflects the allocated original basis of the relative fair values of those interests. The amount recorded for the I/O strip is reduced for distributions on the I/O strip, which the Company receives from the related trust, fair value gains or losses on interest-only strip, which are recorded through earnings, and is adjusted for mark to market adjustments to the fair value of the I/O strip, which are reflected in other comprehensive income. Because there is not a highly liquid market for these assets, management estimates the fair value of the I/O strip primarily based upon discount, payment and default rates, which is the method we assume that another market participant would use to purchase the I/O strip.

In recording and accounting for the I/O strip, management makes assumptions about rates of payments and defaults, which reflect economic and other relevant conditions that affect fair value. Due to subsequent changes in economic and other relevant conditions, the actual rates of payments and defaults would generally differ from our initial estimates, and these differences could sometimes be material. If actual payment and default rates are higher than previously assumed, the value of the I/O strip could be permanently impaired and the decline in the fair value would be recorded in earnings.

The Company recognizes the implicit forward contract to sell new receivables during a revolving period at its fair value at the time of sale. The implicit forward contract is entered into at the market rate and thus, its initial measure is zero at inception. In addition, the Company does not mark the forward contract to fair value in accounting periods following the securitization as management has concluded that the fair value of the implicit forward contract in subsequent periods is not material.

Finance charges, net—Finance charges, net of credit losses, represents revenue earned on customer accounts serviced by the Company, and is recognized in the period in which it is earned.

Securitization Sales—The Company's securitization of its credit card receivables involves the sale to a trust and is accomplished primarily through the public and private issuance of asset-backed securities by the special purpose entities. The Company removes credit card receivables from its Consolidated Balance Sheets for those asset securitizations that qualify as sales in accordance with Statement of Financial Accounting Standards ("SFAS") No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities-a replacement of FASB Statement No. 125". The Company has determined that the WFN Trusts are qualifying special purpose entities as defined by SFAS No. 140, and that all current securitizations qualify as sales.

Taxes assessed on revenue-producing transactions described above are presented on a net basis, and are excluded from revenues.

Earnings Per Share—Basic earnings per share is based only on the weighted average number of common shares outstanding, excluding any dilutive effects of options or other dilutive securities. Diluted earnings per share is based on the weighted average number of common and potentially dilutive common shares (dilutive stock options, unvested restricted stock and other dilutive securities outstanding during the year).

The following table sets forth the computation of basic and diluted net income per share for the periods indicated:

	Year Ended December 31,		
	2007	2006	2005
	(In thousands, except per share amounts)		
Numerator			
Net income available to common stockholders	$164,061	$189,605	$138,745
Denominator			
Weighted average shares, basic	78,403	79,735	82,208
Weighted average effect of dilutive securities:			
Net effect of dilutive stock options and unvested restricted stock	2,408	1,951	2,429
Denominator for diluted calculation	80,811	81,686	84,637
Basic			
Net income per share	$ 2.09	$ 2.38	$ 1.69
Diluted			
Net income per share	$ 2.03	$ 2.32	$ 1.64

Currency Translation—The assets and liabilities of the Company's subsidiaries outside the U.S., primarily Canada, are translated into U.S. dollars at the rates of exchange in effect at the balance sheet dates. Income and expense items are translated at the average exchange rates prevailing during the period. Gains and losses resulting from currency transactions are recognized currently in income and those resulting from translation of financial statements are included in accumulated other comprehensive income.

Leases—Rent expense on operating leases is recorded on a straight-line basis over the term of the lease agreement.

Advertising Costs—The Company participates in various advertising and marketing programs. The cost of advertising and marketing programs is expensed in the period incurred. The Company has recognized advertising expenses of $83.6 million, $76.7 million and $39.7 million for the years ended 2007, 2006 and 2005, respectively.

Stock Compensation Expense—Effective January 1, 2006, the Company adopted the provisions of, and accounted for stock-based compensation in accordance with, Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123(R)") which supersedes Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"). Under the fair value recognition provisions, stock-based compensation expense is measured at the grant date based on the fair value of the award and is recognized ratably over the requisite service period. The Company elected the modified prospective method, under which prior periods are not revised for comparative purposes. The valuation provisions of SFAS No. 123(R) apply to new grants and to grants that were outstanding as of the effective date and are subsequently modified. Estimated compensation for grants that were outstanding as of the effective date will be recognized over the remaining service period using the compensation expense estimated for the Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123") pro forma disclosures, adjusted for forfeitures.

The following table sets forth the pro forma amounts of net income and net income per share, for the year ended December 31, 2005 that would have resulted if the Company had accounted for the stock-based awards under the fair value recognition provisions of SFAS No. 123:

	Year Ended December 31, 2005
	(In thousands, except per share amounts)
Net income, as reported	$138,745
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	8,839
Deduct: Total stock-based employee compensation expense determined under fair value based method for all stock option awards, net of related tax effects	(22,849)
	$124,735
Net income per share:	
Basic-as reported	$ 1.69
Basic-pro forma	$ 1.52
Diluted-as reported	$ 1.64
Diluted-pro forma	$ 1.47

Management Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently Issued Accounting Standards—In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 establishes a new definition of fair value as well as a fair value hierarchy that prioritizes the information used to develop the assumptions, and requires new disclosures of assets and liabilities measured at fair value based on their level in the hierarchy. The standard is effective for fiscal years beginning after November 15, 2007. In December 2007, the FASB proposed a one-year deferral for non-financial assets and liabilities to comply with SFAS No. 157. The Company is currently in the process of evaluating the effect that the adoption of SFAS No. 157 will have on its consolidated financial position, results of operations and cash flows.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, "Establishing the Fair Value Option for Financial Assets and Liabilities" ("SFAS No. 159"), to permit all entities to choose to elect to measure eligible financial instruments at fair value. SFAS No. 159 applies to fiscal years beginning after November 15, 2007, with early adoption permitted for an entity that has also elected to apply the provisions of SFAS No. 157. An entity is prohibited from retrospectively applying SFAS No. 159, unless it chooses early adoption. The Company is currently in the process of evaluating the effect that the adoption of SFAS No. 159 will have on its consolidated financial position, results of operations and cash flows.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007) ("SFAS No. 141R"), "Business Combinations" and Statement of Financial Accounting Standards No. 160, "Noncontrolling Interests in Consolidated Financial Statements, an amendment of Accounting Research Bulletin No. 51" ("SFAS No. 160"). SFAS No. 141R will change how business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. SFAS No. 160 will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity. Both statements are required to be adopted for the first annual reporting period beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company is currently evaluating the impact that SFAS No. 141R and SFAS No. 160 will have on its consolidated financial statements.

4. ACQUISITIONS AND DISPOSITIONS

During the past three years the Company completed the following acquisitions:

Business	Month Acquired	Consideration	Segment
2007:			
Abacus	February 2007	Cash for Assets and Common Stock	Marketing Services
2006:			
iCOM Information & Communications, Inc.	February 2006	Cash for Assets and Common Stock	Marketing Services
DoubleClick Email Solutions	April 2006	Cash for Assets and Common Stock	Marketing Services
Big Designs, Inc.	August 2006	Cash for Assets	Marketing Services
CPC Associates, Inc.	October 2006	Cash for Common Stock	Marketing Services
2005:			
Atrana Solutions, Inc.	May 2005	Cash for Common Stock	Transaction Services
Bigfoot Interactive, Inc.	September 2005	Cash for Equity	Marketing Services

2007 Acquisitions:

On February 1, 2007, the Company completed the acquisition of Abacus, a division of DoubleClick Inc. Abacus is a leading provider of data, data management and analytical services for the retail and catalog industry, as well as other sectors. The Abacus acquisition complements, expands and strengthens the Company's core database marketing offerings and provides additional scale to its data services, strategic database services and analytics offerings.

The acquisition of Abacus included specified assets of DoubleClick's data division ("Purchased Assets") and all of the outstanding equity interests of four DoubleClick entities. The consideration consisted of approximately $435.0 million plus other incremental costs as defined in the agreement for a total of approximately $439.3 million.

The results of operations for Abacus have been included since the date of acquisition and are reflected in our Marketing Services segment. The goodwill resulting from the acquisition of the Purchased Assets will be deductible for tax purposes.

The following table summarizes the fair values of the assets acquired and liabilities assumed in the Abacus acquisition as of the date of purchase.

	As of February 1, 2007
	(In thousands)
Current assets	$ 22,863
Property, plant and equipment	13,844
Capitalized software	19,200
Identifiable intangible assets	169,760
Goodwill	222,935
Total assets acquired	448,602
Current liabilities	9,325
Total liabilities assumed	9,325
Net assets acquired	$439,277

The following unaudited pro forma results of operations of the Company are presented as if the Abacus acquisition was completed as of the beginning of the periods being presented. The following unaudited pro forma financial information is not necessarily indicative of the actual results of operations that the Company would have experienced assuming the acquisition had been completed as of January 1, 2007 or 2006, respectively.

	Year Ended December 31,	
	2007	2006
	(In thousands, except per share amounts)	
Revenues	$2,299,837	$2,113,590
Net income	$ 162,389	$ 181,076
Basic net income per share	$ 2.07	$ 2.27
Diluted net income per share	$ 2.01	$ 2.22

In September 2007, the Company entered into a stock purchase agreement with Excentus Corporation, and purchased preferred shares of stock for an initial purchase price of $5.0 million. In December 2007, the Company exercised its option and purchased additional shares for $3.0 million. The Company has accounted for this investment on a cost basis and the investment is included in other non-current assets on its consolidated balance sheet.

2007 Dispositions:

On November 7, 2007, the Company sold ADS MB Corporation, which operated its mail services business which was included in its Transaction services segment. The Company received total proceeds of $12.3 million and recognized a pre-tax loss of approximately $16.0 million.

2006 Acquisitions:

In February 2006, the Company acquired Toronto-based iCOM Information & Communications, Inc. ("iCOM"), a leading provider of targeted list, marketing data and communications solutions for the pharmaceutical, tobacco and fast moving consumer goods industries in North America. Total consideration paid was approximately $36.1 million as of the closing date, including acquisition costs. As a result of this acquisition, the Company acquired $10.8 million of customer contracts, $2.3 million of capitalized software, $13.2 million of net assets and $9.8 million of goodwill. The results of operations for iCOM have been included since the date of acquisition and are reflected in the Company's Marketing Services segment.

In April 2006, the Company acquired DoubleClick Email Solutions, a permission-based email marketing service provider, with operations across North America, Europe and Asia/Pacific. Total consideration paid was approximately $91.1 million, including acquisition costs. As a result of this acquisition, the Company acquired approximately $26.8 million of customer contracts, $2.3 million of capitalized software, $0.4 million associated with a non-compete agreement, $6.0 million of net assets and $55.6 million of goodwill. An independent valuation was conducted to assign a fair market value to the intangible assets identified as part of the acquisition. The results of operations for DoubleClick Email Solutions have been included since the date of acquisition and are reflected in our Marketing Services segment.

In August 2006, the Company acquired Big Designs, a design agency that specializes in creative development for both print and on-line media. Total consideration paid was approximately $5.0 million. As a result of this acquisition, the Company acquired approximately $0.7 million of customer contracts, $0.5 million associated with a non-compete agreement, $0.1 million of net assets and $3.7 million of goodwill. The results of operations for Big Designs have been included since the date of acquisition and are reflected in our Marketing Services segment.

In October 2006, the Company acquired CPC Associates, Inc. ("CPC"), a provider of data products and services used to increase effectiveness of direct-response marketing programs for a variety of business sectors. Total consideration paid was approximately $72.5 million, including acquisition costs. As a result of this acquisition, the Company acquired approximately $16.8 million of customer contracts, $0.7 million of purchased software, $0.6 million in tradenames, $1.6 million of net assets and $52.9 million of goodwill. An independent valuation was conducted to assign a fair market value to the intangible assets identified as part of the acquisition. The results of operations for CPC have been included since the date of acquisition and are reflected in the Company's Marketing Services segment.

Pro forma information has not been included for these acquisitions, as the impact is not material.

2005 Acquisitions:

In May 2005, the Company acquired the stock of Atrana Solutions Inc., a provider of point-of-sale database marketing services. Total consideration paid was approximately $13.1 million. The results of operations for Atrana have been included since the date of acquisition and are reflected in the Company's Transaction Services segment.

In September, 2005, the Company acquired Bigfoot Interactive Inc., ("Epsilon Interactive"), a leading full-service provider of strategic ROI-focused email communications and marketing automation solutions. Total consideration paid was approximately $133.5 million. The results of operations for Epsilon Interactive have been included since the date of acquisition and are reflected in the Compnay's Marketing Services segment.

Pro forma information has not been included for these acquisitions as the impact is not material.

Purchase Price Allocation:

The following table summarizes the purchase price for the acquisitions, and the allocation thereof:

	2007	2006	2005
		(In thousands)	
Identifiable intangible assets	$169,760	$ 56,610	$ 31,284
Capitalized software	19,200	5,275	4,942
Goodwill	222,935	122,003	110,589
Other net assets (liabilities)	27,382	20,880	(251)
Purchase price	$439,277	$204,768	$146,564

5. REDEMPTION SETTLEMENT ASSETS

Redemption settlement assets consist of cash and cash equivalents and securities available-for-sale and are designated for settling redemptions by collectors of the AIR MILES Reward Program in Canada under certain contractual relationships with sponsors of the AIR MILES Reward Program. These assets are primarily denominated in Canadian dollars. Realized gains and losses from the sale of investment securities were not material. The principal components of redemption settlement assets, which are carried at fair value, are as follows:

	December 31, 2007				December 31, 2006			
		Unrealized				Unrealized		
	Cost	Gains	Losses	Fair Value	Cost	Gains	Losses	Fair Value
				(In thousands)				
Cash and cash equivalents	$ 54,604	$—	$ —	$ 54,604	$ 21,583	$—	$ —	$ 21,583
Government bonds	63,674	93	(169)	63,598	53,017	109	(159)	52,967
Corporate bonds	200,120	402	(1,671)	198,851	186,262	767	(622)	186,407
Total	$318,398	$495	$(1,840)	$317,053	$260,862	$876	$(781)	$260,957

In accordance with FASB Staff Position FAS 115-1 and FAS 124-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,* the following table shows the gross unrealized losses and fair value for those investments that were in an unrealized loss position as of December 31, 2007 and 2006, aggregated by investment category and the length of time that individual securities have been in a continuous loss position:

	December 31, 2007					
	Less than 12 months		12 Months or Greater		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
			(In thousands)			
Government bonds	$19,884	$ (92)	$ 23,717	$ (77)	$ 43,601	$ (169)
Corporate bonds	62,360	(881)	100,398	(790)	162,758	(1,671)
Total	$82,244	$(973)	$124,115	$(867)	$206,359	$(1,840)

	December 31, 2006					
	Less than 12 months		12 Months or Greater		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
			(In thousands)			
Government bonds	$ 3,465	$ (13)	$ 23,582	$(146)	$ 27,047	$ (159)
Corporate bonds	39,942	(151)	78,298	(471)	118,240	(622)
Total	$43,407	$(164)	$101,880	$(617)	$145,287	$ (781)

Market values were determined for each individual security in the investment portfolio. When evaluating the investments for other-than-temporary impairment, the Company reviews factors such as the length of time and extent to which fair value has been below cost basis, the financial condition of the Issuer, and the Company's ability and intent to hold the investment for a period of time, which may be sufficient for anticipated recovery in market value. The unrealized losses on the Company's investments during 2007 in government and corporate bond securities were caused primarily by changes in interest rates. The Company typically invests in highly-rated securities with low probabilities of default. The Company also has the ability to hold the investments until maturity. As of December 31, 2007, the Company does not consider the investments to be other-than-temporarily impaired.

The net carrying value and estimated fair value of the securities at December 31, 2007 by contractual maturity are as follows:

	Amortized Cost	Estimated Fair Value
	(In thousands)	
Due in one year or less	$138,515	$138,208
Due after one year through five years	179,883	178,845
Due after five years through ten years	—	—
Due after ten years	—	—
Total	$318,398	$317,053

6. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	December 31,	
	2007	2006
	(In thousands)	
Software development and conversion costs	$ 162,355	$ 154,333
Computer equipment and purchased software	143,635	135,005
Furniture and fixtures	75,503	78,863
Leasehold improvements	79,259	63,528
Capital leases	58,598	33,142
Construction in progress	11,228	10,783
Total	530,578	475,654
Accumulated depreciation	(281,790)	(267,327)
Property and equipment, net	$ 248,788	$ 208,327

Depreciation expense totaled $61.7 million, $50.2 million and $41.2 million for the years ended December 31, 2007, 2006, and 2005, respectively, and includes amortization of capital leases. Amortization associated with capitalized software development and conversion costs totaled $29.4 million, $19.9 million and $20.3 million for the years ended December 31, 2007, 2006, and 2005, respectively.

7. IMPAIRMENT OF LONG-LIVED ASSETS

During the third quarter of 2007, the Company reviewed one of the customer relationships in its utility services division and determined that certain long-lived assets, including internally developed software, certain customer relationship assets, and other assets, had been impaired. The Company recognized approximately $40.0 million as a non-cash asset write-down, with the impairment charge included in our Transaction Services segment.

8. SECURITIZATION OF CREDIT CARD RECEIVABLES

The Company regularly securitizes its credit card receivables to the WFN Trusts. During the initial phase of a securitization reinvestment period, the Company generally retains principal collections in exchange for the transfer of additional credit card receivables into the securitized pool of assets. During the amortization or accumulation period of a securitization, the investors' share of principal collections (in certain cases, up to a maximum specified amount each month) is either distributed to the investors or held in an account until it accumulates to the total amount due, at which time it is paid to the investors in a lump sum. The Company's outstanding securitizations are scheduled to begin their amortization or accumulation periods at various times between 2008 and 2012 and thereafter.

The following table shows the maturities of borrowing commitments as of December 31, 2007 for the WFN Trusts by year:

	2008	2009	2010	2011	2012 & Thereafter	Total
			(In thousands)			
Public notes	$ 600,000	$500,000	$—	$450,000	$500,000	$2,050,000
Private conduits[1]	2,085,714	—	—	—	—	2,085,714
Total	$2,685,714	$500,000	$—	$450,000	$500,000	$4,135,714

(1) Represents borrowing capacity, not outstanding borrowings. In the fourth quarter of 2007, we renewed and amended $1,085.7 million of our $2,085.7 million private conduits under similar terms.

Seller's interest and credit card receivables, less allowance for doubtful accounts consists of:

	December 31,	
	2007	2006
	(In thousands)	
Seller's interest	$217,054	$253,170
Credit card receivables	451,862	338,864
Other receivables	22,244	23,274
Allowance	(38,726)	(45,919)
	$652,434	$569,389

Due from securitizations consists of:

	December 31,	
	2007	2006
	(In thousands)	
Spread deposits	$125,624	$128,787
I/O strips	154,735	110,060
Residual interest in securitization trust	69,189	82,110
Excess funding deposits	29,720	4,500
	$379,268	$325,457

The Company is required to maintain minimum interests ranging from 4% to 10% of the securitized credit card receivables. This requirement is met through seller's interest and is supplemented through the excess funding deposits. Excess funding deposits represent cash amounts deposited with the trustee of the securitizations. Residual interest in securitization represents a subordinated interest in the cash flows of the WFN Trusts.

The spread deposits and I/O strips are initially recorded at their allocated carrying amount based on relative fair value. Fair value is determined by computing the present value of the estimated cash flows, using the dates that such cash flows are expected to be released to the Company, at a discount rate considered to be commensurate with the risks associated with the cash flows. The amounts and timing of the cash flows are estimated after considering various economic factors including payment rates, delinquency, default and loss assumptions. I/O strips, seller's interest and other interests retained are periodically evaluated for impairment based on the fair value of those assets.

Fair values of I/O strips and other interests retained are based on a review of actual cash flows and on the factors that affect the amounts and timing of the cash flows from each of the underlying credit card receivable pools. Based on this analysis, assumptions are validated or revised as deemed necessary, the amounts and the timing of anticipated cash flows are estimated and fair value is determined. The Company has one collateral type, private label retail card receivables.

At December 31, 2007, key economic assumptions and the sensitivity of the current fair value of residual cash flows to an immediate 10% and 20% adverse changes in the assumptions are as follows:

	Assumptions	Impact on Fair Value of 10% Change	Impact on Fair Value of 20% Change
		(In thousands)	
Fair value of I/O strip	$ 154,735		
Weighted average life	8.5 months		
Discount rate	10.5%	$ (477)	$ (949)
Expected yield, net of dilution	18.8%	(32,235)	(64,467)
Interest expense	4.8%	(2,197)	(4,394)
Net charge-offs rate	6.7%	(8,471)	(16,669)

These sensitivities are hypothetical and should be used with caution. As the figures indicate, changes in fair value based on a 10 percent variation in assumptions generally cannot be extrapolated because the relationship of the change in an assumption to the change in fair value may not be linear. Also, in this table the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption; in practice, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

Spread deposits, carried at estimated fair value, represent deposits that are held by a trustee or agent and are used to absorb shortfalls in the available net cash flows related to securitized credit card receivables if those available net cash flows are insufficient to satisfy certain obligations of the WFN Trusts. The fair value of spread deposits is based on the weighted average life of the underlying securities and the discount rate. The discount rate is based on a risk adjusted rate paid on the series. The amount required to be deposited is approximately 3.8% of the investor's interest in the WFN Trusts. Spread deposits are generally released proportionately as investors are repaid, although some spread deposits are released only when investors have been paid in full. None of these spread deposits were required to be used to cover losses on securitized credit card receivables in the three-year period ended December 31, 2007.

The table below summarizes certain cash flows received from and paid to securitization trusts:

	Year Ended December 31,		
	2007	2006	2005
		(In millions)	
Proceeds from collections reinvested in previous credit card securitizations	$6,851.5	$7,341.4	$7,192.8
Proceeds from new securitizations	600.0	500.0	—
Servicing fees received	68.5	64.1	59.4
Other cash flows received on retained interests	516.0	505.8	349.5

The tables below present quantitative information about the components of total credit card receivables managed, delinquencies and net charge-offs:

	December 31,	
	2007	2006
	(In millions)	
Total credit card receivables managed	$4,157.3	$4,171.3
Less credit card receivables securitized	3,705.4	3,832.4
Credit card receivables	$ 451.9	$ 338.9
Principal amount of managed credit card receivables 90 days or more past due	$ 101.9	$ 88.1

	Year Ended December 31,		
	2007	2006	2005
		(In thousands)	
Net managed charge-offs	$227,393	$180,449	$207,397

9. INTANGIBLE ASSETS AND GOODWILL

Intangible assets consist of the following:

	December 31, 2007			
	Gross Assets	Accumulated Amortization	Net	Amortization Life and Method
		(In thousands)		
Finite Lived Assets				
Customer contracts and lists	$260,031	$(124,440)	$135,591	3-20 years—straight line
Premium on purchased credit card portfolios	70,664	(29,203)	41,461	5-10 years—straight line, accelerated
Collector database	71,358	(56,093)	15,265	30 years—15% declining balance
Customer database	161,713	(20,096)	141,617	4 -10 years—straight line
Noncompete agreements	2,160	(1,308)	852	2-5 years—straight line
Favorable lease	1,000	(614)	386	4 years—straight line
Tradenames	11,262	(1,154)	10,108	4 -10 years—straight line
Purchased data lists	8,656	(2,391)	6,265	1-5 years—accelerated basis, straight line
	$586,844	$(235,299)	$351,545	
Indefinite Lived Assets				
Tradenames	12,350	—	12,350	Indefinite life
Total intangible assets	$599,194	$(235,299)	$363,895	

	December 31, 2006			
	Gross Assets	Accumulated Amortization	Net	Amortization Life and Method
		(In thousands)		
Finite Lived Assets				
Customer contracts and lists	$292,272	$(111,486)	$180,786	2-20 years—straight line
Premium on purchased credit card portfolios	72,108	(21,861)	50,247	5-10 years—straight line, accelerated
Collector database	60,067	(44,916)	15,151	30 years—15% declining balance
Customer databases	2,900	(181)	2,719	4 years—straight line
Noncompete agreements	1,800	(458)	1,342	2-5 years—straight line
Favorable lease	1,000	(341)	659	4 years—straight line
Tradenames	550	(34)	516	4 years—straight line
Purchased data lists	449	(285)	164	1 year—accelerated basis
	$431,146	$(179,562)	$251,584	
Indefinite Lived Assets				
Tradenames	12,350	—	12,350	Indefinite life
Total intangible assets	$443,496	$(179,562)	$263,934	

As a result of the Abacus acquisition in 2007, the Company acquired $158.7 million of customer relationships and related databases with a weighted average life of approximately nine years, tradenames of $10.7 million with a weighted average life of 10 years and non-compete agreements of $0.4 million with a weighted average life of one and a half years.

Amortization expense related to the intangible assets was approximately $75.5 million, $54.9 million and $38.2 million for the years ended December 31, 2007, 2006, and 2005, respectively.

The estimated amortization expense related to intangible assets for the next five years is as follows:

	For Years Ending December 31,
	(In thousands)
2008	$66,289
2009	57,618
2010	55,282
2011	42,973
2012	36,877
2013 & thereafter	92,506

Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2007 and 2006 respectively, are as follows:

	Marketing Services	Credit Services	Transaction Services	Total
		(In thousands)		
December 31, 2005	$523,051	$—	$335,419	$ 858,470
Goodwill acquired during year	122,003	—	—	122,003
Effects of foreign currency translation	(369)	—	(21)	(390)
Other, primarily final purchase price adjustments	(9,660)	—	(452)	(10,112)
December 31, 2006	635,025	—	334,946	969,971
Goodwill acquired during year	222,935	—	—	222,935
Effects of foreign currency translation	38,454	—	1,963	40,417
Goodwill written off in connection with the sale of a portion of a reporting unit	—	—	(1,065)	(1,065)
Other, primarily final purchase price adjustments	3,089	—	—	3,089
December 31, 2007	$899,503	$—	$335,844	$1,235,347

The Company completed annual impairment tests for goodwill on July 31, 2007, 2006, and 2005 and determined at each date that no impairment exists. No further testing of goodwill impairments will be performed until July 31, 2008, unless circumstances exist that indicates that an impairment may have occurred.

10. ACCRUED EXPENSES

Accrued expenses consist of the following:

	December 31, 2007	December 31, 2006
	(In thousands)	
Accrued payroll and benefits	$106,185	$ 93,781
Accrued taxes	26,917	42,384
Accrued other liabilities	95,009	65,739
Accrued liabilities	$228,111	$201,904

11. DEFERRED REVENUE

A reconciliation of deferred revenue for the AIR MILES Reward Program is as follows:

	Deferred Revenue		
	Service	Redemption	Total
		(In thousands)	
December 31, 2005	$ 184,899	$ 425,634	$ 610,533
Cash proceeds	123,204	242,359	365,563
Revenue recognized	(103,485)	(217,354)	(320,839)
Other	—	(1,361)	(1,361)
Effects of foreign currency translation	(901)	(1,489)	(2,390)
December 31, 2006	203,717	447,789	651,506
Cash proceeds	150,731	278,751	429,482
Revenue recognized	(122,863)	(256,733)	(379,596)
Other	—	168	168
Effects of foreign currency translation	40,732	36,056	126,788
December 31, 2007	$ 272,317	$ 556,031	$ 828,348

12. DEBT

Debt consists of the following:

	December 31, 2007	December 31, 2006
	(In thousands)	
Certificates of deposit	$ 370,400	$ 299,000
Senior notes	500,000	500,000
Bridge loan	300,000	—
Credit facility	121,000	225,000
Capital lease obligations	39,105	20,377
	1,330,505	1,044,377
Less: current portion	(686,130)	(302,702)
Long-term portion	$ 644,375	$ 741,675

Certificates of Deposit

Terms of the certificates of deposit range from three months to 24 months with annual interest rates ranging from 5.0% to 5.7% at December 31, 2007 and 4.3% to 6.0% at December 31, 2006. Interest is paid monthly and at maturity.

Credit Facility

As of December 31, 2007, the Company maintained a consolidated credit agreement that provides for a $540.0 million revolving credit facility with a U.S. $50.0 million sublimit for Canadian dollar borrowings and a $50.0 million sublimit for swing line loans (the "consolidated credit facility"). At December 31, 2007, borrowings under the consolidated credit facility were $121.0 million and had a weighted average interest rate of 7.1%.

Additionally, the consolidated credit facility includes an accordion feature of up to $210.0 million in the aggregate allowing for future incremental borrowings, subject to certain conditions. The consolidated credit facility is unsecured. Each of ADS Alliance Data Systems, Inc., Alliance Data Foreign Holdings, Inc., Epsilon Marketing Services, LLC and Epsilon Data Management, LLC are guarantors under the consolidated credit facility. On March 30, 2007, the Company amended the consolidated credit facility to extend the lending commitments that were scheduled to terminate on September 29, 2011 to March 30, 2012. In addition, the amendment adjusts the Senior Leverage Ratio applicable to the various levels set forth in the consolidated credit facility and the margin applicable to Eurodollar loans to those reflected below.

Advances under the consolidated credit facility are in the form of either base rate loans or eurodollar loans and may be denominated in U.S. dollars or Canadian dollars. The interest rate for base rate loans denominated in U.S. dollars fluctuates and is equal to the higher of (1) the Bank of Montreal's prime rate and (2) the Federal funds rate plus 0.5%, in either case with no additional margin. The interest rate for base rate loans denominated in Canadian dollars fluctuates and is equal to the higher of (1) the Bank of Montreal's prime rate for Canadian dollar loans and (2) the CDOR rate plus 1%, in either case with no additional margin. The interest rate for eurodollar loans denominated in U.S. or Canadian dollars fluctuates based on the rate at which deposits of U.S. dollars or Canadian dollars, respectively, in the London interbank market are quoted plus a margin of 0.4% to 0.8% based upon the Company's Senior Leverage Ratio as defined in the consolidated credit facility. Among other fees, the Company pays a facility fee of 0.1% to 0.2% per annum (due quarterly) on the aggregate commitments under the consolidated credit facility, whether used or unused, based upon the Company's Senior

Leverage Ratio as defined in the consolidated credit facility. The Company will also pay fees with respect to any letters of credit issued under the consolidated credit facility.

The consolidated credit facility includes usual and customary negative covenants for credit agreements of this type, including, but not limited to, restrictions on the Company's ability, and in certain instances, its subsidiaries' ability, to consolidate or merge; substantially change the nature of its business; sell, transfer or dispose of assets; create or incur indebtedness; create liens; pay dividends and repurchase stock; and make investments. The negative covenants are subject to certain exceptions, as specified in the consolidated credit facility. The consolidated credit facility also requires the Company to satisfy certain financial covenants, including maximum ratios of Total Capitalization and Senior Leverage as determined in accordance with the consolidated credit facility and a minimum ratio of Consolidated Operating EBITDA to Consolidated Interest Expense as determined in accordance with the consolidated credit facility.

The consolidated credit facility also includes customary events of default, including, among other things, payment default, covenant default, breach of representation or warranty, bankruptcy, cross-default, material ERISA events, a change of control of the Company, material money judgments and failure to maintain subsidiary guarantees. As of December 31, 2007, the Company was in compliance with its covenants under the consolidated credit facility.

Bridge Loan

On January 24, 2007, the Company entered into a credit facility, (the "bridge loan") which provides for loans up to $400.0 million. At the closing of the bridge loan, the Company borrowed $300.0 million for general corporate purposes including the repayment of debt and the financing of permitted acquisitions. The bridge loan included an uncommitted accordion feature of up to $100.0 million allowing for future borrowings, subject to certain conditions. The bridge loan is unsecured. Each of ADS Alliance Data Systems, Inc., Alliance Data Foreign Holdings, Inc., Epsilon Marketing Services, LLC and Epsilon Data Management, LLC are guarantors under the bridge loan. At December 31, 2007, borrowings under the bridge loan were $300.0 million at a weighted average interest rate of 7.3%.

On July 6, 2007, the Company entered into a first amendment to the bridge loan to extend the maturity date from July 24, 2007 to December 31, 2007. On December 21, 2007, the Company entered into a second amendment to the bridge loan which extended the maturity date from December 31, 2007 to March 31, 2008 and eliminated the uncommitted accordion feature, which had allowed for future borrowings up to $100.0 million, subject to certain conditions. In addition, the second amendment adjusts the margin applicable to base rate loans and Eurodollar loans to those set forth below. The Company anticipates renewing or refinancing the bridge loan prior to March 31, 2008.

The interest rate for base rate loans fluctuates and is equal to the higher of (A) the Bank of Montreal's prime rate and (B) the Federal funds rate plus 0.5% plus a margin of (1) 0.0% to 0.2% for the period from January 1 to January 31, 2008; (2) 0.0% to 0.45% for the period from February 1 to February 29, 2008; and (3) 0.1% to 0.70% for the period from March 1 to March 31, 2008, based upon our Senior Leverage Ratio as defined in the bridge loan. The interest rate for Eurodollar loans fluctuates based on the London interbank offered rate plus a margin of (1) 1.1% to 1.7% for the period from January 1 to January 31, 2008; (2) 1.35% to 1.95% for the period from February 1 to February 29, 2008; and (3) 1.6% to 2.2% for the period from March 1 to March 31, 2008, based upon our Senior Leverage Ratio as defined in the bridge loan.

The bridge loan contains usual and customary negative covenants for transactions of this type, including, but not limited to, restrictions on the Company's ability, and in certain instances, its subsidiaries' ability, to consolidate or merge; substantially change the nature of its business; sell, transfer or dispose of assets; create or incur indebtedness; create liens; pay dividends and repurchase stock; and make investments. The negative covenants are subject to certain exceptions, as specified in the bridge loan. The bridge loan also requires the Company to satisfy certain financial covenants, including maximum ratios of Total Capitalization and Senior Leverage as determined in accordance with the bridge loan and a minimum ratio of Consolidated Operating EBITDA to Consolidated Interest Expense as determined in accordance with the bridge loan. The bridge loan must be prepaid prior to the scheduled maturity date if the Company or any of its subsidiaries issues any debt or equity securities, subject to certain exceptions. The bridge loan also includes customary events of default, including, among other things, payment default, covenant default, breach of representation or warranty, bankruptcy, cross-default, material ERISA events, a change of control, material money judgments and failure to maintain subsidiary guarantees. As of December 31, 2007, the Company was in compliance with its covenants under the bridge loan.

If the Merger is consummated, as described in Note 2, the Company plans to repay in full and terminate the credit facility and the bridge loan with the proceeds of the equity and debt financing commitments obtained by Parent and Merger Sub. For more information regarding the Merger, see the Company's definitive proxy statement and proxy supplement filed with the SEC on July 5, 2007 and July 30, 2007, respectively.

Senior Notes

On May 16, 2006, the Company entered into a senior note purchase agreement and issued and sold $250.0 million aggregate principal amount of 6.00% Series A Notes due May 16, 2009 and $250.0 million aggregate principal amount of 6.14% Series B Notes due May 16, 2011. The Series A and Series B Notes will accrue interest on the unpaid balance thereof at the rate of 6.00% and 6.14% per annum, respectively, from May 16, 2006, payable semiannually, on May 16 and November 16 in each year, commencing with November 16, 2006, until the principal has become due and payable. The note purchase agreement includes usual and customary negative covenants and events of default for transactions of this type. The senior notes are unsecured. The payment obligations under the senior notes are guaranteed by certain of the Company's existing and future subsidiaries, originally ADS Alliance Data Systems, Inc. Due to their status as guarantors under the consolidated credit facility and pursuant to a Joinder to Subsidiary Guaranty dated as of September 29, 2006, three additional subsidiaries of the Company became guarantors of the senior notes, including Alliance Data Foreign Holdings, Inc., Epsilon Marketing Services, LLC and Epsilon Data Management, LLC. As of December 31, 2007, the Company was in compliance with its covenants.

On October 22, 2007, the Company entered into an amendment in respect of the note purchase agreement with all of the Holders (as defined in the note purchase agreement) providing for a mandatory prepayment of all of the notes on the date that the Merger is consummated. The Notes would be repaid at 100% of the principal amount plus accrued and unpaid interest to the date of prepayment and the Make-Whole Amount (as defined in the Note Purchase Agreement) as determined for the prepayment date in accordance with the terms of the amendment. The obligation of the Company to prepay the Notes pursuant to the terms of the amendment was subject to and conditioned upon the occurrence of the Merger on our prior to January 1, 2008 and therefore is void and of no further force and effect since the Merger did not close on or prior to that date.

Other—The Company has other minor borrowings, primarily capital leases, with varying interest rates.

Maturities—Debt at December 31, 2007 matures as follows (In thousands):

2008	$ 686,130
2009	261,652
2010	11,266
2011	250,457
2012	121,000
Thereafter	—
	$1,330,505

13. INCOME TAXES

The Company files a consolidated federal income tax return.

	Year Ended December 31,		
	2007	2006	2005
	(In thousands)		
Components of income before income taxes:			
Domestic	$172,331	$227,044	$157,027
Foreign	102,421	79,225	65,099
Total	$274,752	$306,269	$222,126
Components of income tax expense are as follows:			
Current			
Federal	$ 65,869	$ 92,442	$ 52,290
State	9,455	6,362	4,793
Foreign	63,096	45,632	39,773
Total current	138,420	144,436	96,856
Deferred			
Federal	(23,097)	(16,780)	5,092
State	5,170	(1,870)	(3,033)
Foreign	(9,802)	(9,122)	(15,534)
Total deferred	(27,729)	(27,772)	(13,475)
Total provision for income taxes	$110,691	$116,664	$ 83,381

A reconciliation of recorded federal provision for income taxes to the expected amount computed by applying the federal statutory rate of 35% for all periods to income before income taxes is as follows:

	Year Ended December 31,		
	2007	2006	2005
	(In thousands)		
Expected expense at statutory rate	$ 96,163	$107,194	$77,744
Increase (decrease) in income taxes resulting from:			
State income taxes, net of federal benefit	8,337	3,996	1,144
Foreign earnings at other than United States rates	449	398	293
Non-deductible expenses	5,247	4,244	1,439
State law changes, net of federal expense	1,169	(1,076)	—
Canadian tax rate reductions	10,712	3,321	—
Tax credits	(14,680)	—	—
Other, net	3,294	(1,413)	2,761
Total	$110,691	$116,664	$83,381

Deferred tax assets and liabilities consist of the following:

	December 31, 2007	December 31, 2006
	(In thousands)	
Deferred tax assets		
Deferred revenue	$138,644	$112,547
Allowance for doubtful accounts	17,008	16,105
Net operating loss carryforwards and other carryforwards	84,754	53,592
Depreciation	12,863	9,267
Stock-based compensation and other employee benefits	34,730	16,684
Accrued expenses and other	27,913	15,597
Total deferred tax assets	315,912	223,792
Valuation allowance	(53,312)	(32,070)
Deferred tax assets, net of valuation allowance	262,600	191,722
Deferred tax liabilities		
Deferred income	$ 36,372	$ 35,948
Servicing rights	56,907	38,788
Intangible assets	40,269	72,498
Total deferred tax liabilities	133,548	147,234
Net deferred tax asset	$129,052	$ 44,488
Amounts recognized in the consolidated balance sheet:		
Current assets	$ 95,950	$ 88,722
Non-current assets	$ 33,102	$ —
Non-current liabilities	$ —	$ 44,234

At December 31, 2007, the Company has approximately $78.2 million of U.S. federal net operating loss carryovers ("NOLs"), approximately $12.3 million of capital losses, and approximately $24.9 million of tax credits ("credits"), which expire at various times through the year 2025. Pursuant to Section 382 of the Internal Revenue Code, the Company's utilization of such NOLs and approximately $2.0 million of tax credits are subject to an annual limitation. The Company believes it is more likely than not that a portion of the federal NOLs and credits will expire before being utilized. Therefore, in accordance with FAS No. 109, "Accounting for Income Taxes" ("SFAS No. 109"), the Company has established a valuation allowance on the portion of NOLs and credits that the Company expects to expire prior to utilization. The Company also believes it is more likely than not that a portion of the credits and capital losses not subject to Section 382 limitations will expire before being utilized. Therefore, in accordance with SFAS No. 109, the Company has established a valuation allowance against the portion of these credits and capital losses that are expected to expire prior to utilization.

At December 31, 2007, the Company has state income tax NOLs of approximately $460 million and state credits of approximately $7.1 million available to offset future state taxable income. The state NOLs and credits will expire at various times through the year 2027. The Company believes it is more likely than not that a portion of the state NOLs and credits will expire before being utilized. Therefore, in accordance with SFAS No. 109, the Company has established a valuation allowance on the portion of NOLs and credits that the Company expects to expire prior to utilization.

At December 31, 2007, the Company has foreign income tax NOLs of approximately $5.5 million and capital losses of approximately $8.5 million, which expire at various times through the year 2017. The Company believes it is more likely than not that capital gains will not be generated to utilize the capital losses in the foreseeable future. Therefore, in accordance with SFAS No. 109, the Company has established a valuation allowance against the entire capital loss.

As of December 31, 2007, the Company's valuation allowance has increased, which is primarily attributable to the recording of various tax credits and carryforwards, a portion of which the Company believes it is more likely than not will expire prior to utilization.

The Company has unremitted earnings of foreign subsidiaries of approximately $138.0 million. A deferred tax liability has not been established on the unremitted earnings, as it is management's intention to permanently reinvest those earnings in foreign jurisdictions. If a portion were to be remitted, management believes income tax credits would substantially offset any resulting tax liability.

Of the total tax benefits resulting from the exercise of employee stock options and other employee stock programs, the amounts recorded to stockholders' equity were approximately $8.2 million, $17.5 million and $13.6 million for the years ended 2007, 2006 and 2005, respectively.

The Canadian government has enacted laws that reduce the income tax rates for years beginning in 2008. The first of these laws was enacted in June 2006 and another was enacted in December 2007. As a result of these rate reductions, the Company was required to book additional expense to reduce the net deferred tax asset in Canada related to the future lower income tax rates. The Company recorded $5.4 million and $3.3 million of income tax expense for the years ended 2007 and 2006, respectively, related to the June 2006 rate reduction. The Company recorded $5.3 million in 2007 related to the December 2007 rate reduction.

On January 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48 ("FIN No. 48"), Accounting for Uncertainty in Income Taxes. As a result of the implementation of FIN No. 48, the Company recognized an increase of approximately $8.8 million in the liability for unrecognized tax benefits, which was accounted for as a reduction to retained earnings. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (In thousands):

Balance at January 1, 2007	$56,096
Increases related to prior years tax positions	1,619
Decreases related to prior years tax positions	(3,559)
Increases related to current year tax positions	7,745
Settlements during the period	1,756
Lapses of applicable statute of limitations	(823)
Balance at December 31, 2007	$62,834

Included in the balance at December 31, 2007 are tax positions reclassified from deferred tax liabilities. Deductibility is highly certain for these tax positions but for which there is uncertainty about the timing of such deductibility. Because of the impact of deferred tax accounting, other than interest and penalties, the disallowance of the shorter deductibility period would not affect the annual effective tax rate but would accelerate the payment of cash to the taxing authority to an earlier period.

The Company recognizes potential accrued interest and penalties related to unrecognized tax benefits in income tax expense. As of December 31, 2007, the Company has potential cumulative interest and penalties with respect to unrecognized tax benefits of approximately $19 million. For the year ended December 31, 2007, the Company recognized approximately $3.7 million, in potential interest and penalties with respect to unrecognized tax benefits.

If recognized at some point in the future, the unrecognized tax benefits would favorably impact the effective tax rate by approximately $35 million. The Company does not anticipate a significant change to the total amount of unrecognized tax benefits over the next twelve months.

The Company files income tax returns in the United States Federal jurisdiction and in many state and foreign jurisdictions. With few exceptions, the tax returns filed by the Company are no longer subject to United States Federal or state and local income tax examinations for years before 2004 and are no longer subject to foreign income tax examinations by tax authorities for years before 2003.

14. STOCKHOLDERS' EQUITY

On June 8, 2005, the Company's Board of Directors authorized a repurchase program to acquire up to an aggregate of $80.0 million of its outstanding common stock through June 2006. On October 27, 2005, the Company's Board of Directors authorized a second stock repurchase program to acquire up to an additional $220.0 million of its outstanding common stock through October 2006.

On September 28, 2006, the Company's Board of Directors authorized a third stock repurchase program to acquire up to an additional $600.0 million of its outstanding common stock through December 2008, in addition to any amount remaining available at the expiration of the second stock repurchase program.

Under the plans, the Company has acquired 1,805,800, 2,857,672, and 3,942,100 shares for approximately $108.5 million, $146.0 million and $148.8 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Per the terms of the Merger Agreement, the Company agreed that from May 17, 2007 until the effective time of the Merger or the expiration or termination of the Merger Agreement, with certain exceptions, the Company would not purchase any of our capital stock, which includes suspension of any repurchases under the third stock repurchase program or otherwise. From May 17, 2007 through December 31, 2007, the Company has not purchased any additional shares under the third stock repurchase program.

15. STOCK COMPENSATION PLANS

The Company has adopted equity compensation plans to advance the interests of the Company by rewarding certain employees for their contributions to the financial success of the Company and thereby motivating them to continue to make such contributions in the future.

On April 4, 2003, the Board of Directors of the Company adopted the 2003 long term incentive plan and the stockholders approved it at the Company's 2003 annual meeting of stockholders on June 10, 2003. This plan reserves 6,000,000 shares of common stock for grants of incentive stock options, nonqualified stock options, restricted stock awards and performance shares to officers, employees, non-employee directors and consultants performing services for the Company or its affiliates.

On March 31, 2005, the Board of Directors of the Company adopted the 2005 long-term incentive plan. On June 7, 2005, at the annual meeting of stockholders, the stockholders approved and adopted the Company's 2005 long term incentive plan, effective July 1, 2005. This plan reserves 4,750,000 shares of common stock for grants of incentive stock options, nonqualified stock options, restricted stock awards, restricted stock units and performance shares to officers, employees, non-employee directors and consultants performing services for the Company or its affiliates.

Terms of all awards under both the 2003 long-term incentive plan and the 2005 long-term incentive plan are determined by the Board of Directors or the compensation committee of the Board of Directors or its designee at the time of award.

Effective January 1, 2006, the Company adopted the provisions of, and accounted for stock-based compensation in accordance with, SFAS No. 123(R) which supersedes APB No. 25. Under the fair value recognition provisions, stock-based compensation expense is measured at the grant date based on the fair value of the award and is recognized ratably over the requisite service period. The Company elected the modified prospective method, under which prior periods are not revised for comparative purposes. The valuation provisions of SFAS No. 123(R) apply to new grants and to grants that were outstanding as of the effective date and are subsequently modified. Estimated compensation for grants that were outstanding as of the effective date will be recognized over the remaining service period using the compensation expense estimated under SFAS No. 123 pro forma disclosures, adjusted for forfeitures.

Total stock-based compensation expense recognized in the Company's consolidated statements of income for the years ended December 31, 2007, 2006, and 2005, is as follows:

	Year Ended December 31,		
	2007	2006	2005
	(In thousands)		
Cost of operations	$35,015	$26,982	$ —
General and administrative	21,228	16,071	14,143
Total	$56,243	$43,053	$14,143

As the amount of stock-based compensation expense recognized is based on awards ultimately expected to vest, the amount recognized in the Company's results of operations has been reduced for estimated forfeitures. SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on the Company's historical experience. Prior to the adoption of SFAS No. 123(R), the Company accounted for forfeitures as they occurred in accordance with APB No. 25 and did not estimate forfeitures. As of December 31, 2007, there was approximately $38.9 million of unrecognized expense, adjusted for estimated forfeitures, related to non-vested, stock-based equity awards granted to employees, which is expected to be recognized over a weighted average period of approximately 1.8 years.

Prior to the adoption of SFAS No. 123(R), the Company accounted for stock-based awards to employees using the intrinsic value method in accordance with APB No. 25. Under the intrinsic value method, stock-based compensation expense for employee stock options was not recognized in the Company's results of operations as the exercise price equaled the fair market value of the underlying stock at the date of grant. In accordance with the modified prospective transition method, the Company's prior year financial statements have not been restated to reflect the impact of the adoption of SFAS No. 123(R).

Restricted Stock

During 2007, the Company has awarded both service-based and performance-based restricted stock units. Fair value of the restricted stock is estimated on the date of grant. In accordance with SFAS No. 123(R), the Company recognizes the estimated stock-based compensation expense, net of estimated forfeitures, over the applicable service period.

Service-based restricted stock awards typically vest ratably over a three year period. Performance-based restricted stock awards vest if specified performance measures tied to the Company's financial performance are met.

	Performance-Based	Service-Based(1)	Total
Balance at January 1, 2005	—	191,000	191,000
Shares granted	153,086	388,794	541,880
Shares vested	(141,693)	(78,876)	(220,569)
Shares cancelled	(11,393)	(31,078)	(42,471)
Balance at December 31, 2005	—	469,840	469,840
Shares granted	242,015	626,672	868,687
Shares vested	(8,100)	(130,793)	(138,893)
Shares cancelled	(14,460)	(75,765)	(90,225)
Balance at December 31, 2006	219,455	889,954	1,109,409
Shares granted(2)	350,809	422,980	773,789
Shares vested(2)	(318,864)	(311,033)	(629,897)
Shares cancelled	(22,824)	(129,343)	(152,167)
Balance at December 31, 2007	228,576	872,558	1,101,134

(1) Amounts include 3,206 and 4,489 shares of stock issued to the Board of Directors for 2006 and 2005, respectively. The shares vest immediately, but are subject to transfer restrictions until one year after the director's service on the Board terminates.

(2) Includes 86,314 performance based restricted stock awarded in 2006, for which the performance criteria was met and vested in 2007.

The weighted average grant-date fair value per share was $65.21 for restricted stock awards granted for the year ended December 31, 2007.

Stock Options

Stock option awards are granted with an exercise price equal to the market price of the Company's stock on the date of grant. Options typically vest ratably over three years and expire ten years after the date of grant. The fair value of each option award is estimated on the date of grant using a binomial lattice model. The following table indicates the assumptions used in estimating fair value for the years ended December 31, 2007, 2006 and 2005.

	Year Ended December 31,		
	2007	2006	2005
Expected dividend yield	—	—	—
Risk-free interest rate	4.51%-4.99%	4.53%-4.65%	2.94%-4.76%
Expected life of options (years)	6.8	7.1	6.4
Assumed volatility	31.8%-35.7%	31.9%-37.0%	28.8%-43.6%
Weighted average fair value	$26.15	$18.46	$16.60

The following table summarizes stock option activity under the Company's equity compensation plans:

	Outstanding		Exercisable	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
	(In thousands, except per share amounts)			
Balance at January 1, 2005	6,615	$21.33		
Granted	2,102	41.00		
Exercised	(1,506)	17.86		
Cancelled	(531)	32.80		
Balance at December 31, 2005	6,680	$27.19	3,319	$18.01
Granted	620	43.44		
Exercised	(2,053)	21.57		
Cancelled	(375)	29.96		
Balance at December 31, 2006	4,872	$30.98	2,697	$23.80
Granted	433	63.33		
Exercised	(618)	29.94		
Cancelled	(81)	40.92		
Balance at December 31, 2007	4,606	$33.98	3,327	$28.19
At December 31, 2007 Vested or Expected to Vest	4,193	$32.73		

Based on the market value on their respective exercise dates, the total intrinsic value of options exercised during the year ended December 31, 2007 was approximately $22.6 million.

The following table summarizes information concerning currently outstanding and exercisable stock options at December 31, 2007:

	Outstanding			Exercisable	
	Options	Remaining Contractual Life (Years)	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
	(In thousands, except per share amounts)				
$9.00 to $12.00	421	3.0	$11.57	421	$11.57
$12.01 to $15.00	579	2.9	$14.97	579	$14.97
$15.01 to $22.00	18	4.9	$19.79	18	$19.79
$22.01 to $29.00	509	5.5	$24.05	509	$24.05
$29.01 to $39.00	779	6.3	$31.95	754	$31.80
$39.01 to $47.00	1,857	7.4	$41.79	1,030	$41.54
$47.01 to $54.00	19	8.4	$53.34	13	$53.40
$54.01 to $64.00	424	9.1	$63.33	3	$63.35
	4,606			3,327	

The aggregate intrinsic value of options outstanding as of December 31, 2007 was approximately $188.9 million. For those options outstanding and exercisable which are expected to vest as of December 31, 2007 the aggregate intrinsic value was approximately $177.2 million and $150.4 million, respectively, with a weighted average remaining contractual life of 6.0 years and 5.4 years, respectively. The number of options outstanding and expected to vest is impacted by our forfeiture rate assumptions.

During 2007, the vesting provisions of 186,257 shares of restricted stock and stock options issued to 44 employees were modified. The service conditions of these awards were accelerated in connection with the anticipation of termination and the termination of these employees. The terms were modified such that should the Merger, as discussed in Note 2, be completed before the Merger Agreement expires or is otherwise terminated, the employee would then receive the consideration as set forth in the Merger Agreement. As a result of the modification, the Company recorded incremental stock-based compensation expense of approximately $7.9 million. Additionally, in connection with the sale of our Mail Services division, the vesting provisions of the awards for 25 employees associated with the division were accelerated on the date of sale, and the Company recorded an incremental stock-based compensation expense of approximately $1.8 million.

As discussed in Note 2, vesting of substantially all of the Company's stock options, restricted stock awards, and restricted stock units will be accelerated upon closing of the Merger. In February 2006, the Financial Accounting Standards Board ("FASB") issued Staff Position No. FAS 123(R)-4, "Classification of Options and Similar Instruments Issued as Employee Compensation That Allow for Cash Settlement upon Occurrence of a Contingent Event" ("FSP FAS 123(R)-4"). FASB Staff Position FSP FAS 123(R)-4 amends SFAS No. 123(R) to require evaluation of the probability of occurrence of a contingent cash settlement event in determining whether the underlying options or similar instruments issued as employee compensation should be classified as liabilities or equity. On the date the contingent event becomes probable of occurring the award must be recognized as a liability. On that date, the company recognizes a share-based liability equal to the portion of the award attributed to past service and any provision for accelerated vesting, multiplied by the fair value of the award on that date. The Merger described in Note 2 is the contingent event that would result in cash settlement of the Company's outstanding stock options, restricted stock and restricted stock units.

The Company does not believe the Merger is considered probable under FSP FAS 123(R)-4 as of December 31, 2007.

16. EMPLOYEE BENEFIT PLANS

On June 7, 2005, at the annual meeting of stockholders, the stockholders approved and adopted the Amended and Restated Employee Stock Purchase Plan (the "ESPP"), effective on July 1, 2005. No employee may purchase more than $25,000 in stock under the ESPP in any calendar year, and no employee may purchase stock under the ESPP if such purchase would cause the employee to own more than 5% of the voting power or value of the Company's common stock. The ESPP provides for three month offering periods, commencing on the first trading day of each calendar quarter and ending on the last trading day of each calendar quarter. The purchase price of the common stock upon exercise shall be 85% of the fair market value of shares on the applicable purchase date as determined by averaging the high and low trading prices of the last trading day of each quarter. An employee may elect to pay the purchase price of such common stock through payroll deductions. The maximum number of shares that were reserved for issuance under the ESPP is 1,500,000 shares, and subject to adjustment as provided in the ESPP. Employees are required to hold any stock purchased through the ESPP for 180 days prior to any sale or withdrawal of shares. Approximately 687,655 shares of common stock have been purchased under the plan since its adoption, with approximately 41,226 shares purchased in 2007. In accordance with the terms of the Merger Agreement, as of June 29, 2007, the ESPP was closed to further contributions.

On June 7, 2005, the stockholders, at the annual meeting of stockholders, approved the Executive Annual Incentive Plan. Under the plan, the Company may grant to each eligible employee, including executive officers and other key employees, incentive awards to receive cash upon the achievement of pre-established performance goals. No participant may be granted performance awards in excess of $5.0 million in any calendar year.

The Company maintains a 401(k) retirement savings plan, which covers all eligible U.S. employees. Participants can, in accordance with Internal Revenue Service ("IRS") guidelines, set aside both pre-and post-tax savings in this account. In addition to an employee's savings, the Company contributes to plan participants' accounts. The Alliance 401(k) and Retirement Savings Plan was amended effective January 1, 2004 to better benefit the majority of Company employees. The plan is an IRS-approved safe harbor plan design that eliminates the need for most discrimination testing.

Eligible employees can participate in the plan immediately upon joining the Company and after six months of employment begin receiving Company matching contributions. On the first three percent of savings, the Company matches dollar-for-dollar. An additional fifty cents for each dollar an employee contributes is matched for savings of more than three percent and up to five percent of pay. All Company matching contributions are immediately vested. In addition to the Company match, the Company annually may make an additional contribution based on the profitability of the Company. This contribution, subject to Board of Directors approval, is based on a percentage of pay and is subject to a five year vesting schedule. The participants in the plan can direct their contributions and the Company's matching contribution to nine investment options, including the Company's common stock. Company contributions for employees age 65 or older vest immediately. Contributions for the years ended December 31, 2007, 2006 and 2005 were $18.1 million, $15.2 million and $14.2 million, respectively.

The Company also provides a Deferred Profit Sharing Plan for its Canadian employees after one year of service. Company contributions range from one to five percent of earnings, based on years of service.

The Company also maintains an Executive Deferred Compensation Plan. The Executive Deferred Compensation Plan provides an opportunity for a select group of management and highly compensated employees to defer on a pre-tax basis a portion of their regular compensation and bonuses payable for services rendered and to receive certain employer contributions.

17. COMPREHENSIVE INCOME

The components of comprehensive income, net of tax effect, are as follows:

	Year Ended December 31,		
	2007	2006	2005
		(In thousands)	
Net income	164,061	189,605	138,745
Unrealized gain on securities available-for-sale	846	1,880	414
Foreign currency translation adjustments(1)	13,946	(721)	3,205
Total accumulated other comprehensive income	$178,853	$190,764	$142,364

(1) Primarily related to the impact of changes in the Canadian currency exchange rate.

The components of accumulated other comprehensive income are as follows:

	Year Ended December 31,	
	2007	2006
	(In thousands)	
Unrealized gain on securities available-for-sale	$ 6,237	$5,391
Unrealized foreign currency gain	17,803	3,857
Total comprehensive income	$24,040	$9,248

18. COMMITMENTS AND CONTINGENCIES

AIR MILES Reward Program

The Company has entered into contractual arrangements with certain AIR MILES sponsors that result in fees being billed to those sponsors upon the redemption of reward miles issued by those sponsors. The Company has obtained letters of credit and other assurances from those sponsors for the Company's benefit that expire at various dates. These letters of credit totaled $146.2 million at December 31, 2007, which exceeds the amount of the Company's estimate of its obligation to provide travel and other rewards upon the redemption of the reward miles issued by those sponsors.

The Company currently has an obligation to provide collectors with travel and other rewards upon the redemption of AIR MILES reward miles. The Company believes that the redemption settlements assets, including the letters of credit and other assurances mentioned above, are sufficient to meet that obligation.

The Company has entered into certain long-term arrangements to purchase tickets from airlines and other suppliers in connection with redemptions under the AIR MILES Reward Program. These long-term arrangements allow the Company to make purchases at set prices. Under these agreements, the Company is required to purchase annual minimums of approximately $35.3 million.

Leases

The Company leases certain office facilities and equipment under noncancellable operating leases and is generally responsible for property taxes and insurance related to such facilities. Lease expense was $57.4 million, $50.2 million and $45.9 million for the years ended December 31, 2007, 2006, and 2005, respectively.

In December 2007, the Company entered into certain sales-lease back transactions which resulted in proceeds of approximately $25.9 million and a deferred gain of $10.8 million. The leases have been reflected as capital lease obligations and the gain amortized over the expected lease term in proportion to the leased assets.

Future annual minimum rental payments required under noncancellable operating and capital leases, some of which contain renewal options, as of December 31, 2007, are:

Year	Operating Leases	Capital Leases
	(In thousands)	
2008	$ 55,013	$18,030
2009	46,474	13,062
2010	36,258	11,774
2011	28,394	466
2012	25,113	—
Thereafter	89,224	—
Total	$280,476	43,332
Less amount representing interest		(4,227)
Total present value of minimum lease payments		$39,105

Regulatory Matters

WFNNB is subject to various regulatory capital requirements administered by the Office of the Comptroller of the Currency. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, WFNNB must meet specific capital guidelines that involve quantitative measures of its assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Before WFNNB can pay dividends to ADSC, it must obtain prior regulatory approval if all dividends declared in any calendar year would exceed its net profits for that year plus its retained net profits for the preceding two calendar years, less any transfers to surplus. In addition, WFNNB may only pay dividends to the extent that retained net profits, including the portion transferred to surplus, exceed bad debts. Moreover, to pay any dividend, WFNNB must maintain adequate capital above regulatory guidelines. Further, if a regulatory authority believes that WFNNB is engaged in or is about to engage in an unsafe or unsound banking practice, which, depending on its financial condition, could include the payment of dividends, the authority may require, after notice and hearing, that WFNNB cease and desist from the unsafe practice.

Quantitative measures established by regulation to ensure capital adequacy require WFNNB to maintain minimum amounts and ratios of total and Tier 1 capital (as defined in the regulations) to risk weighted assets (as defined) and of Tier 1 capital to average assets (as defined) ("total capital ratio", "Tier 1 capital ratio" and "leverage ratio", respectively). Under the regulations, a "well capitalized" institution must have a Tier 1 capital ratio of at least 6%, a total capital ratio of at least 10% and a leverage ratio of at least 5% and not be subject to a capital directive order. An "adequately capitalized" institution must have a Tier 1 capital ratio of at least 4%, a total capital ratio of at least 8% and a leverage ratio of at least 4%, but 3% is allowed in some cases. Under these guidelines, WFNNB is considered well capitalized. As of December 31, 2007, WFNNB's Tier 1 capital ratio was 35.0%, total capital ratio was 36.7% and leverage ratio was 51.6%, and WFNNB was not subject to a capital directive order.

The Company's industrial bank, World Financial Capital Bank, is authorized to do business by the State of Utah and the Federal Deposit Insurance Corporation. World Financial Capital Bank is subject to capital ratios and paid-in capital minimums and must maintain adequate allowances for loan losses. While the consequence of losing the World Financial Capital Bank authority to do business would be significant, the Company believes that the risk of such loss is minimal as a result of the precautions it has taken and the management team it has in place.

As part of an acquisition in 2003 by World Financial Network National Bank, which required approval by the OCC, the OCC required World Financial Network National Bank to enter into an operating agreement with the OCC and a capital adequacy and liquidity maintenance agreement with the Company. The operating agreement requires World Financial Network National Bank to continue to operate in a manner consistent with its current practices, regulatory guidelines and applicable law, including those related to affiliate transactions, maintenance of capital and corporate governance. This operating agreement has not required any changes in World Financial Network National Bank's operations. The capital adequacy and liquidity maintenance agreement memorializes the Company's current obligations to World Financial Network National Bank.

If either of the Company's depository institution subsidiaries, World Financial Network National Bank or World Financial Capital Bank, failed to meet the criteria for the exemption from the definition of "bank" in the Bank Holding Company Act under which it operates, and if the Company did not divest such depository institution upon such an occurrence, the Company would become subject to regulation under the Bank Holding Company Act. This would require the Company to cease certain activities that are not permissible for companies that are subject to regulation under the Bank Holding Company Act.

Cardholders

The Company's Credit Services segment is active in originating private label and co-branded credit cards in the United States. The Company reviews each potential customer's credit application and evaluates the applicant's financial history and ability and perceived willingness to repay. Credit card loans are made primarily on an unsecured basis. Cardholders reside throughout the United States and are not significantly concentrated in any one area.

Holders of credit cards issued by the Company have available lines of credit, which vary by cardholders that can be used for purchases of merchandise offered for sale by clients of the Company. These lines of credit represent elements of risk in excess of the amount recognized in the financial statements. The lines of credit are subject to change or cancellation by the Company. As of December 31, 2007, the Company had approximately 27.5 million cardholders, having unused lines of credit averaging $1,103 per account.

Legal Proceedings

The Company is aware of litigation arising from what were originally four lawsuits filed against the Company and its directors in connection with the Merger. On May 18, 2007, Sherryl Halpern filed a putative class action (cause no. 07-04689) on behalf of Company stockholders in the 68th Judicial District of Dallas County, Texas against the Company, all of its directors and The Blackstone Group (the "Halpern Petition"). On May 21, 2007, Levy Investments, Ltd. ("Levy") filed a purported derivative lawsuit (cause no. 219-01742-07) on behalf of the Company in the 219th Judicial District of Collin County, Texas against all of the Company's directors and The Blackstone Group (the "Levy Petition") (this suit was subsequently transferred to the 296th Judicial District of Collin County, Texas and assumed the cause no. 296-01742-07). On May 29, 2007, Linda Levine filed a putative class action (cause no. 07-05009) on behalf of Company stockholders in the 192nd Judicial District of Dallas County, Texas against the Company and all of its directors (the "Levine Petition"). On May 31, 2007, the J&V Charitable Remainder Trust filed a putative class action (cause no. 07-05127-F) on behalf of Company stockholders in the 116th Judicial District of Dallas County, Texas against the Company, all of its directors and The Blackstone Group (the "J&V Petition").

The three putative class actions were consolidated in the 68th Judicial District Court of Dallas County, Texas (the "Court") under the caption In re Alliance Data Corp. Class Action Litigation, No. 07-04689. On July 16, 2007, a consolidated class action petition was filed seeking a declaration that the action was a proper class action, an order preliminarily and permanently enjoining the Merger, a declaration that the director defendants breached their fiduciary duties and an award of fees, expenses and costs. The Company and its directors filed general denials in response to the putative class actions.

The derivative action filed by Levy was voluntarily dismissed and refiled in Dallas County (cause no. 07-06794), and was subsequently transferred to the Court. On July 18, 2007, Levy filed an amended derivative petition seeking an injunction preventing consummation of the Merger, an order directing the director defendants to exercise their fiduciary duties to obtain a transaction beneficial to the Company and its stockholders, a declaration that the Merger Agreement was entered into in breach of the director defendants' fiduciary duties and is unlawful and unenforceable, an order rescinding the Merger Agreement, the imposition of a constructive trust upon any benefits improperly received by the director defendants and an award of costs and disbursements, including reasonable attorneys' and experts' fees. On July 24, 2007, the Company and its directors filed their Motion to Abate, Plea to the Jurisdiction and Special Exceptions to the derivative action.

On July 12, 2007, class plaintiffs filed a motion to enjoin the scheduled August 8, 2007 special meeting of stockholders at which stockholders would be asked to vote to adopt the Merger Agreement. On July 20, 2007, Levy filed a motion reflecting its similar demand. On July 27, 2007, the Company and its directors filed an opposition brief to both motions. The Company continued to deny all of the allegations in the consolidated class action petition and the amended derivative petition, contended that the asserted claims were baseless and strongly believed that its disclosures in the Company's definitive proxy statement filed with the SEC on July 5, 2007 (the "Definitive Proxy") were appropriate and adequate under applicable law. Nevertheless, in order to lessen the risk of any delay of the closing of the Merger as a result of the litigation, the Company made available to its stockholders certain additional information in connection with the Merger, which was filed with the SEC on July 27, 2007 and subsequently mailed to stockholders on or about July 28, 2007 (the "Proxy Supplement"). Class action and derivative plaintiffs subsequently withdrew their motions to enjoin the August 8, 2007 special meeting of stockholders.

Subsequently, on August 7, 2007, Levy filed an Application for Attorneys' Fees, stating that the substantive issues in the case had been resolved and seeking $750,000 in attorney's fees. Levy alleged that its lawsuit caused the Company to issue the Proxy Supplement, which, Levy contended, contained material disclosures critical to the stockholders' assessment of the fairness of the Merger. Levy filed a Second Amended Petition and Amended Application for Attorney's Fees on October 25, 2007, replacing Levy Investments with Yona Levy as plaintiff. In late December 2007, the parties reached a tentative settlement wherein the Company agreed to pay derivative plaintiffs' counsel $290,000 as consideration for their contribution to the issuance of the Proxy Supplement. The settlement includes a mutual release between the Company and Yona Levy, in his individual capacity and in his derivative capacity as a stockholder of the Company. An order approving the settlement and a judgment dismissing the derivative claims were entered on January 31, 2008.

On August 14, 2007, class plaintiffs filed a Second Amended Petition, in which they withdrew all prior claims but added a claim for an equitable award of attorney's fees. Similar to Levy, class plaintiffs allege that their lawsuits caused the Company to issue the Proxy Supplement, and that the supplement constituted a benefit to the Company, its directors and stockholders for which class plaintiffs' attorneys should be compensated. In mid-December 2007, the parties reached a tentative settlement wherein the Company agreed to pay class plaintiffs' counsel $380,000 as consideration for their contribution to the issuance of the Proxy Supplement. The parties are in the process of finalizing a stipulation of settlement, which must be approved by the Court.

The Company continues to contend that the disclosures in the Definitive Proxy were appropriate and adequate, and that we made the Proxy Supplement available to stockholders solely to lessen the risk of any delay of the closing of the Merger as a result of the litigation. The Company denies that the Proxy Supplement contained any material disclosures or constituted any benefit to the Company, its directors or its stockholders.

On January 30, 2008, the Company filed a lawsuit in the Delaware Court of Chancery against Aladdin Solutions, Inc. (f/k/a Aladdin Holdco, Inc.) and Aladdin Merger Sub, Inc. seeking specific performance of their respective obligations under the Merger Agreement, including covenants to use reasonable best efforts to obtain required regulatory approvals and to consummate the Merger. This lawsuit was filed in response to a written notice we received on January 25, 2008 from Aladdin Solutions, Inc. informing us that it did not anticipate the condition to closing the Merger relating to obtaining approvals from the Office of the Comptroller of the Currency would be satisfied. On February 8, 2008, the Company filed a notice to dismiss the lawsuit without prejudice in response to confirmation of the defendants' commitment to work to consummate the Merger.

In addition, from time to the Company is involved in various claims and lawsuits arising in the ordinary course of its business that the Company believes will not have a material adverse affect on our business or financial condition, including claims and lawsuits alleging breaches of our contractual obligations.

19. FINANCIAL INSTRUMENTS

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financial needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit through charge cards. Such instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of these instruments reflect the extent of the Company's involvement in particular classes of financial instruments.

Fair Value of Financial Instruments—The estimated fair values of the Company's financial instruments were as follows:

	December 31,			
	2007		2006	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In thousands)			
Financial assets				
Cash and cash equivalents	$ 265,839	$ 265,839	$ 180,075	$ 180,075
Due from card associations	21,456	21,456	108,671	108,671
Trade receivables, net	306,992	306,992	271,563	271,563
Seller's interest and credit card receivables, net	652,434	652,434	569,389	569,389
Redemption settlement assets, restricted	317,053	317,053	260,957	260,957
Due from securitizations	379,268	379,268	325,457	325,457
Financial liabilities				
Accounts payable	134,790	134,790	112,582	112,582
Merchant settlement obligations	216,560	216,560	188,336	188,336
Debt	1,330,505	1,323,218	1,044,377	1,048,477

The following methods and assumptions were used by the Company in estimating fair values of financial instruments as disclosed herein:

Cash and cash equivalents, due from card associations, trade receivables, net, accounts payable, and merchant settlement obligations—The carrying amount approximates fair value due to the short maturity.

Seller's interest and credit card receivables, net—The carrying amount of credit card receivables approximates fair value due to the short maturity, and the average interest rates approximate current market origination rates.

Redemption settlement assets—Fair values for securities are based on quoted market prices.

Due from securitizations—The spread deposits and I/O strips are recorded at their fair value. The carrying amount of excess funding deposits approximates its fair value due to the relatively short maturity period and average interest rates, which approximate current market rates.

Debt—The fair value was estimated based on the current rates available to the Company for debt with similar remaining maturities.

20. PARENT-ONLY FINANCIAL STATEMENTS

ADSC provides guarantees under the credit facilities on behalf of certain of its subsidiaries. The stand alone parent-only financial statements are presented below.

Balance Sheets

	December 31,	
	2007	2006
	(In thousands)	
Assets:		
Cash and cash equivalents	$ 174	$ 20
Investment in subsidiaries	1,306,826	1,262,115
Intercompany receivables	1,118,083	805,768
Other assets	21,174	3,073
Total assets	$2,446,257	$2,070,976
Liabilities:		
Current debt	$ 300,000	$ —
Long-term debt	621,000	725,000
Other liabilities	328,291	274,443
Total liabilities	1,249,291	999,443
Stockholders' equity	1,196,966	1,071,533
Total liabilities and stockholders' equity	$2,446,257	$2,070,976

Statements of Income

	Year Ended December 31,		
	2007	2006	2005
		(In thousands)	
Interest from loans to subsidiaries	$ 35,048	$ 33,996	$ 27,235
Dividends from subsidiaries	202,250	102,500	100,000
Total revenue	237,298	136,496	127,235
Loss on sale of long-lived assets	16,045	—	—
Interest expense, net	64,289	34,061	11,665
Other expenses, net	(289)	184	140
Total expenses	80,045	34,245	11,805
Income before income taxes and equity in undistributed net income of subsidiaries	157,253	102,251	115,430
(Benefit) provision for income taxes	(19,645)	1,399	10,192
Income before equity in undistributed net income of subsidiaries	176,898	100,852	105,238
Equity in undistributed net (loss) income of subsidiaries	(12,837)	88,753	33,507
Net income	$164,061	$189,605	$138,745

Statements of Cash Flows

	Year Ended December 31,		
	2007	2006	2005
		(In thousands)	
Net cash (used in) provided by operating activities	$ 108,270	$ (97,857)	$ 18,292
Investing activities:			
Net received for the sale of assets	12,347	—	—
Net cash paid for corporate acquisitions	(438,163)	(205,567)	(140,901)
Net cash used in investing activities	(425,816)	(205,567)	(140,901)
Financing activities:			
Credit facility and subordinated debt	2,309,000	3,599,000	1,264,000
Repayment of credit facility and subordinated debt	(2,113,000)	(3,315,000)	(1,126,000)
Excess tax benefit from share-based awards	8,163	17,521	—
Other	(1,069)	(3,415)	—
Purchase of treasury shares	(108,536)	(145,998)	(145,043)
Net proceeds from issuances of common stock	20,892	48,831	29,106
Dividends paid	202,250	102,500	100,000
Net cash provided by financing activities	317,700	303,439	122,063
Increase (decrease) in cash and cash equivalents	154	15	(546)
Cash and cash equivalents at beginning of year	20	5	551
Cash and cash equivalents at end of year	$ 174	$ 20	$ 5

21. SEGMENT INFORMATION

Operating segments are defined by SFAS No. 131 "Disclosure About Segments of an Enterprise and Related Information" as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company's chief operating decision making group is the Executive Committee of management, which consists of the Chairman of the Board and Chief Executive Officer, Chief Operating Officer, and all Executive Vice Presidents. The operating segments are reviewed separately because each operating segment represents a strategic business unit that generally offers different products and serves different markets.

The Company operates in three reportable segments: Marketing Services, Credit Services and Transaction Services.

- Marketing Services provides loyalty programs, such as the AIR MILES Reward Program, and integrated direct marketing solutions that combine database marketing technology and analytics with a broad range of direct marketing services, that includes email marketing campaigns. The Marketing Services segment has two operating segments, AIR MILES Reward Program and U.S. Marketing Services that have been aggregated to one reportable segment.
- Credit Services provides private label, commercial and co-branded credit card receivables financing. Credit Services generally securitizes the credit card receivables that it underwrites from its private label retail card programs.
- Transaction Services encompasses card processing, billing and payment processing and customer care for specialty and petroleum retailers (processing services), customer information system hosting, customer care and billing and payment processing for regulated and de-regulated municipal utilities (utility services) and point-of-sale services (merchant services).

The Transaction Services segment performs card processing and servicing activities for cardholder accounts generated by the Credit Services segment. For this, the Transaction Services segment receives a fee equal to its direct costs before corporate overhead plus a margin. The margin is based on estimated current market rates for similar services. This fee represents an operating cost to the Credit Services segment and a corresponding revenue for the Transaction Services segment. Inter-segment sales are eliminated upon consolidation. Revenues earned by the Transaction Services segment from servicing the Credit Services segment, and consequently paid by the Credit Services segment to the Transaction Services segment, are set forth opposite "Other and eliminations" in the tables below.

The accounting policies of the operating segments are generally the same as those described in the summary of significant accounting policies. Corporate overhead is allocated equally across the segments.

Interest expense, net and income taxes are not allocated to the segments in the computation of segment operating profit for internal evaluation purposes. Total assets are not allocated to the segments.

Year Ended December 31, 2007	Marketing Services	Credit Services	Transaction Services	Other/ Elimination	Total
			(In thousands)		
Revenues	$1,086,931	$808,288	$753,357	$(357,387)	$2,291,189
Adjusted EBITDA[1]	236,857	317,661	88,231	—	642,749
Depreciation and amortization	99,640	13,717	53,275	—	166,632
Stock compensation expense	25,803	10,032	20,408	—	56,243
Merger and other costs[2]	—	—	—	19,593	19,593
Impairment of long-lived assets	—	—	39,961	—	39,961
Loss on sale of assets	—	—	16,045	—	16,045
Operating income (loss)	111,414	293,912	(41,458)	(19,593)	344,275
Interest expense, net	—	—	—	69,523	69,523
Income (loss) before income taxes	111,414	293,912	(41,458)	(89,116)	274,752
Capital expenditures	65,573	2,790	48,289	—	116,652

Year Ended December 31, 2006	Marketing Services	Credit Services	Transaction Services	Other/ Elimination	Total
			(In thousands)		
Revenues	$849,158	$731,338	$776,036	$(357,790)	$1,998,742
Adjusted EBITDA[1]	159,186	248,204	107,970	—	515,360
Depreciation and amortization	58,681	13,690	52,669	—	125,040
Stock compensation expense	18,162	8,451	16,440	—	43,053
Operating income	82,343	226,063	38,861	—	347,267
Interest expense, net	—	—	—	40,998	40,998
Income before income taxes	82,343	226,063	38,861	(40,998)	306,269
Capital expenditures	32,652	1,996	65,704	—	100,352

Year Ended December 31, 2005	Marketing Services	Credit Services	Transaction Services	Other/ Elimination	Total
			(In thousands)		
Revenues	$604,145	$561,413	$699,884	$(313,005)	$1,552,437
Adjusted EBITDA[1]	97,903	162,481	90,074	—	350,458
Depreciation and amortization	36,477	6,647	56,583	—	99,707
Stock compensation expense	4,714	4,714	4,715	—	14,143
Operating income	56,712	151,120	28,776	—	236,608
Interest expense, net	—	—	—	14,482	14,482
Income before income taxes	56,712	151,120	28,776	(14,482)	222,126
Capital expenditures	20,340	2,152	43,408	—	65,900

(1) Adjusted EBITDA is a non-GAAP financial measure equal to net income, the most directly comparable GAAP financial measure, plus stock compensation expense, provision for income taxes, interest expense, net, fair value loss on interest rate derivative, other expenses, depreciation and amortization. Adjusted EBITDA is presented in accordance with SFAS No. 131 as it is the primary performance metric by which senior management is evaluated.

(2) Merger and other costs are not allocated to the segments in the computation of segment operating profit for internal evaluation purposes. Merger costs represent investment banking, legal, and accounting costs. Other costs represent compensation charges related to certain departing corporate executives.

Information concerning principal geographic areas is as follows:

	United States	Canada	Other	Total
	(In thousands)			
Revenues				
Year Ended December 31, 2007	$1,591,820	$668,411	$30,958	$2,291,189
Year Ended December 31, 2006	1,413,957	571,920	12,865	1,998,742
Year Ended December 31, 2005	1,135,968	412,193	4,276	1,552,437
Long-lived assets				
December 31, 2007	$1,916,401	$677,594	$56,558	$2,650,553
December 31, 2006	1,519,199	560,182	14,659	2,094,040

As of December 31, 2007, revenues from BMO Bank of Montreal represented approximately 10.2% of revenue and are included in our Marketing Services segment.

22. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

Unaudited quarterly results of operations for the years ended December 31, 2007 and 2006 are presented below.

	Quarter Ended			
	March 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007
	(In thousands, except per share amounts)			
Revenues	$549,158	$563,798	$575,525	$602,708
Operating expenses	440,577	472,893	509,048	524,396
Interest expense, net	15,827	19,012	17,810	16,874
Income before income taxes	92,754	71,893	48,667	61,438
Provision for income taxes	35,894	27,804	19,496	27,497
Net income	$ 56,860	$ 44,089	$ 29,171	$ 33,941
Net income per share—basic	$ 0.72	$ 0.56	$ 0.37	$ 0.43
Net income per share—diluted	$ 0.70	$ 0.55	$ 0.36	$ 0.42

	Quarter Ended			
	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006
	(In thousands, except per share amounts)			
Revenues	$477,231	$490,447	$506,584	$524,480
Operating expenses	377,823	407,265	417,375	449,012
Interest expense, net	8,537	10,059	10,639	11,763
Income before income taxes	90,871	73,123	78,570	63,705
Provision for income taxes	34,450	28,328	29,790	24,096
Net income	$ 56,421	$ 44,795	$ 48,780	$ 39,609
Net income per share—basic	$ 0.70	$ 0.56	$ 0.61	$ 0.50
Net income per share—diluted	$ 0.69	$ 0.55	$ 0.60	$ 0.48

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Alliance Data Systems Corporation has duly caused this annual report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLIANCE DATA SYSTEMS CORPORATION

By: /s/ J. MICHAEL PARKS

J. Michael Parks
Chairman of the Board, Chief Executive Officer and Director

DATE: February 28, 2008

Pursuant to the requirements of the Securities and Exchange Act of 1934, this report has been signed below by the following persons on behalf of Alliance Data Systems Corporation and in the capacities and on the dates indicated.

Name	Title	Date
/s/ J. MICHAEL PARKS **J. Michael Parks**	Chairman of the Board, Chief Executive Officer and Director	February 28, 2008
/s/ EDWARD J. HEFFERNAN **Edward J. Heffernan**	Executive Vice President and Chief Financial Officer	February 28, 2008
/s/ MICHAEL D. KUBIC **Michael D. Kubic**	Senior Vice President, Corporate Controller, and Chief Accounting Officer	February 28, 2008
/s/ BRUCE K. ANDERSON **Bruce K. Anderson**	Director	February 28, 2008
/s/ ROGER H. BALLOU **Roger H. Ballou**	Director	February 28, 2008
/s/ LAWRENCE M. BENVENISTE, PH.D. **Lawrence M. Benveniste, Ph.D.**	Director	February 28, 2008
/s/ D. KEITH COBB **D. Keith Cobb**	Director	February 28, 2008
/s/ E. LINN DRAPER, JR., PH.D. **E. Linn Draper, Jr., Ph.D.**	Director	February 28, 2008
/s/ KENNETH R. JENSEN **Kenneth R. Jensen**	Director	February 28, 2008
/s/ ROBERT A. MINICUCCI **Robert A. Minicucci**	Director	February 28, 2008

SCHEDULE II

ALLIANCE DATA SYSTEMS CORPORATION

CONSOLIDATED VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Write-Offs Net of Recoveries	Balance at End of Period
			(In thousands)		
Allowance for Doubtful Accounts—Trade receivables:					
Year Ended December 31, 2007	$ 5,325	$ 5,027	$ (64)	$ (822)	$ 9,466
Year Ended December 31, 2006	2,079	3,550	208	(512)	5,325
Year Ended December 31, 2005	1,458	799	40	(218)	2,079
Allowance for Doubtful Accounts—Seller's interest and credit card receivables:					
Year Ended December 31, 2007	$45,919	$35,812	$(1,798)	$(41,207)	$38,726
Year Ended December 31, 2006	38,415	33,777	4,802	(31,075)	45,919
Year Ended December 31, 2005	11,673	20,916	21,698	(15,872)	38,415

Contact Information

Corporate Headquarters
Alliance Data Systems Corporation
17655 Waterview Parkway
Dallas, Texas 75252
972 348-5100

Common Stock
The company's common stock is listed on the New York Stock Exchange under the Ticker Symbol "ADS."

Form 10-K
For more information about Alliance Data, visit us online at www.AllianceData.com. The company's Annual Report on Form 10-K for the year ended December 31, 2007, as filed with the Securities and Exchange Commission, is available at Alliance Data's web site.

Electronic Access
Stockholders may visit the following web site for electronic access to Annual Reports and Proxy materials: http://www.edocumentview.com/ADS

Legal Counsel
Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue
Suite 4100
Dallas, Texas 75201
214 969-2800

Independent Auditors
Deloitte & Touche LLP
2200 Ross Avenue
Suite 1600
Dallas, Texas 75201
214 840-7000

Investor Relations
Financial Dynamics
Wall Street Plaza
88 Pine Street
New York, New York 10005
212 850-5721

Transfer Agent and Registrar
Computershare Trust Company, N.A.
P.O. Box 43101
Providence, RI 02940-3101
Shareholder Inquiries
781 575-2879
www.computershare.com

Certifications
Alliance Data has filed with the SEC, in our most recent Annual Report on Form 10-K, the required Sarbanes-Oxley Act Section 302 and Section 404 certifications and has submitted to the NYSE the CEO certification required by Section 303A.12(a) of the NYSE listing standards.

Safe Harbor Statement and Forward-Looking Statements
This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements may use words such as "anticipate," "believe," "estimate," "expect," "intend," "predict," "project" and similar expressions as they relate to us or our management. When we make forward-looking statements, we are basing them on our management's beliefs and assumptions, using information currently available to us. Although we believe that the expectations reflected in the forward-looking statements are reasonable, these forward-looking statements are subject to risks, uncertainties and assumptions, including those discussed in our filings with the Securities and Exchange Commission. If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may vary materially from what we projected. Any forward-looking statements contained in these documents reflect our current views with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, growth strategy and liquidity. We have no intention, and disclaim any obligation, to update or revise any forward-looking statements, whether as a result of new information, future results or otherwise.

Board of Directors

J. Michael Parks
Chairman of the Board and CEO
Alliance Data Systems Corporation

Bruce K. Anderson
Partner, Co-Founder
Welsh, Carson, Anderson & Stowe

Roger H. Ballou
Chief Executive Officer
CDI Corporation

Lawrence M. Benveniste
Dean of the Goizueta Business School
Emory University

D. Keith Cobb
Business Consultant, Strategic Advisor,
Former Vice Chairman and CEO
Alamo Rent A Car

E. Linn Draper, Jr.
Former Chairman of the Board,
President and CEO
American Electric Power, Inc.

Kenneth R. Jensen
Business Consultant, Strategic Advisor,
Former Senior Executive Vice President
Fiserv, Inc.

Robert A. Minicucci
General Partner
Welsh, Carson, Anderson & Stowe

Executive Officers

J. Michael Parks
Chief Executive Officer

John W. Scullion
President and Chief
Operating Officer

Edward J. Heffernan
Executive Vice President and
Chief Financial Officer

Michael L. Iaccarino
Executive Vice President and
President, Marketing Services

Bryan A. Pearson
Executive Vice President and President,
Loyalty Services

Ivan M. Szeftel
Executive Vice President and
President, Retail Credit Services

Dwayne H. Tucker
Executive Vice President,
Human Resources and President,
Transaction Services

Alan M. Utay
Executive Vice President
Chief Administrative Officer
and General Counsel

AllianceData.

Alliance Data Systems Corporation
17655 Waterview Parkway
Dallas, Texas 75252
972 348-5100

www.AllianceData.com

About Alliance Data

Alliance Data (NYSE: ADS) is a leading provider of marketing, loyalty and transaction services, managing over 120 million consumer relationships for some of North America's most recognizable companies. Using transaction-rich data, Alliance Data creates and manages customized solutions that change consumer behavior and that enable its clients to create and enhance customer loyalty to build stronger, mutually beneficial relationships with their customers. Headquartered in Dallas, Alliance Data employs over 9,000 associates at more than 60 locations worldwide. Alliance Data's brands include AIR MILES®, North America's premier coalition loyalty program, and Epsilon®, a leading provider of multi-channel, data-driven technologies and marketing services. For more information about the company, visit its web site, www.AllianceData.com.

END